ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66, г. Краснодар, Россия 350000
телефон (861)253-20-56, факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет ____________________

Кор.счет. ____________________

БИК ____________________

ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 17.04.2007 № 10.3.1/06-3184

на № ____________ от ____________

SECURITIES AND EXCHANGE
COMMISSION OF THE UNITED STATES
OF AMERICA

450 Fifth Street, NW Washington, DC 20549,
United States

[redacted]

07025655

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Quarterly report of the Issuer – Public Joint –Stock Company "Southern Telecommunications Company" for the first quarter of 2007.

Please find 349 pages enclosed.

V. A. Statuev,
Deputy Director General –
Director for Assets Management and General Matters
"Southern Telecommunications Company" PJSC

QUARTERLY REPORT

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

The Issuer's code:	0	0	0	6	2	-	A

For the 1st quarter of 2007

Head quarters: 66, Karasunskaya Str., Krasnodar, 350000

Information contained in the given quarterly report shall be disclosed in accordance with the legislation of the Russian Federation on securities

Acting General Director of "UTK" PJSC	(signature)	V. A. Statuev Name, second name, surname
" 11 " May 2007		
Chief Accountant of "UTK" PJSC	(signature)	T. V. Rusinova Name, second name, surname
" 11 " May 2007 Seal		

Contact person: *Julia Konstantinovna Omelchenko, Head of the section for securities and work with shareholders*

Phone: *(861) 253-02-07*

Fax: *(861) 253-19-69*

e-mail: *ocb@mail.stcompany.ru*

Internet web-site: *http://www.stcompany.ru/investor/openinfo*

CONTENTS

Introduction 6

I. Brief information about persons forming the Issuer's governing bodies, information about the Company's bank accounts, Auditor, Appraiser and Financial Consultant as well as about other persons who signed the quarterly report.
Ошибка! Закладка не определена.2

1.1. Persons forming the Issuer's governing bodies...**Ошибка! Закладка не определена.**2
1.2. Information about the Issuer's bank accounts.....**Ошибка! Закладка не определена.**4
1.3. Data on Issuer's Auditor (Auditors)....58
1.4. Data on the Issuer's Appraiser....59
1.5. Data on the Issuer's Consultants....59
1.6. Data on Other Parties Who Have Signed the Quarterly Report**Ошибка! Закладка не определена.**61

II. Key Information on the Financial and Economic Position of the Issuer 61

2.1. Indices of Issuer's Financial and Economic Performance....61
2.2. The Issuer's Market Capitalization....61
2.3. Issuer's Liabilities....**Ошибка! Закладка не определена.**62
2.3.1. Accounts payable....62
2.3.2. Issuer's crediting history....62
2.3.3. Issuer's Liabilities of Security Granted to Third Parties....62
2.3.4. Other liabilities of the Issuer....63
2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of placement the Issued Securities....**Ошибка! Закладка не определена.**63
2.5. Risks Related to Acquisition of the Placed Issued Securities (to be Placed)**Ошибка! Закладка не оп**
2.5.1. Sector risks....64
2.5.2. Country risks....65
2.5.3. Financial risks....66
2.5.4. Regulatory risks....68
2.5.5. Risks associated with the Issuer's activity....70
2.5.6. Bank risks....42

III. Detailed information on the Issuer 71

3.1. The History of the Issuer's Foundation and Development....71
3.1.1. Data on the Issuer's registered name....71
3.1.2.Data on the State Registration of the Issuer:....**Ошибка! Закладка не определена.**2
3.1.3. History of Issuer's Foundation and Development...**Ошибка! Закладка не определена.**72
3.1.4. Contact information....**Ошибка! Закладка не определена.**74
3.1.5. Taxpayer Identification Number....**Ошибка! Закладка не определена.**75
3.1.6. Issuer's branches and representative offices....**Ошибка! Закладка не определена.**75
3.2. Basic Business Activities of the Issuer....7**Ошибка! Закладка не определена.**
3.2.1. Branch to which the Issuer belongs....7**Ошибка! Закладка не определена.**
3.2.2. Basic Economic Activities of the Issuer....7**Ошибка! Закладка не определена.**
3.2.3. Raw materials (materials) and the Issuer's suppliers....77
3.2.4. Issuer's Products (Works, Services) Sales Markets....77
3.2.5. Data on Availability of the Issuer's Licenses:....80
3.2.6. The Issuer's joint activity....82
3.2.7. Extra Requirements for Issuers Being joint-stock investment funds or insurance companies 82
3.2.8. Extra Requirements for Issuers Whose Key Activities Consist in Mining Operations....82

3.2.9. Extra Requirements for Issuers Whose Key Activities Consist in Provision of Communication Services 82
3.3. Plans of Issuer's Future Operation .... Ошибка! Закладка не определена.9
3.4. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations .... Ошибка! Закладка не определена.90
3.5. Issuer's subsidiaries and affiliates 91
3.6. Composition, Structure and Value of Issuer's Fixed Assets, Information on Plans for Acquisition, Replacement and Retirement of Fixed Assets, and on all Facts of Issuer's Fixed Assets Burdening .... 9Ошибка! Закладка не определена.
3.6.1. Fixed Assets .... 9Ошибка! Закладка не определена.
IV. Information about the Issuer's financial and economic performance 100
4.1. Results of the Issuer's financial and economic activity 100
4.1.1. Profits and losses 100
4.1.2. Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services and Profits (Losses) of the Issuer from Core Activity 100
4.2. The issuer's liquidity 100
4.3. Amount, Structure and Sufficiency of Issuer's Capital and Circulating Funds 100
4.3.1. Amount and Structure of Issuer's Capital and Circulating Funds 100
4.3.2. The Issuer's financial investments 103
4.3.3. Issuer's Intangible Assets 104
4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research 105
4.5. Analysis of the Development Trends in the Sector of the Issuer's Principal Activity .... Ошибка! Закладка не определена.6
4.5.1. Analysis of factors and conditions influencing the Issuer's operations 118
4.5.2. The Issuer's competitors 121
V. Detailed Data on the Persons Who are Members of the Issuer's Governing Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer Ошибка! Закладка не определена.8
5.1 Data on the Structure and Terms of Reference of the Issuer's Governing BodiesОшибка! Закладка н
5.2. Information on Members of the Issuer's Governing BodiesОшибка! Закладка не определена.
5.3. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for Each of the Issuer's Governing Bodies..Ошибка! Закладка не определена.7
5.4. Data on the Structure and Terms of Reference of the Bodies of Control over Financial and Economic Operation of the Issuer .... Ошибка! Закладка не определена.9
5.5. Information on the Members of the Bodies of Control over Financial and Economic Operations of the Issuer 118
5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Control Body over the Financial and Economic Activities of the Issuer Ошибка! Закладка не определена.9
5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees) .... Ошибка! Закладка не определена.
5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer .... Ошибка! Закладка не определена.
VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions made by the Issuer Ошибка! Закладка не определена.

6.1. Data on the Issuer's Total Number of ShareholdersОшибка! Закладка не определена.
6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock Ошибка! Закладка не определена.
6.3. Data on the share of the state or the municipal unit in the authorized capital of the Issuer and on availability of a special right ("golden share")Ошибка! Закладка не определена.
6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer..Ошибка! Закладка не определена.
6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stockОшибка! Закладка не определена.
6.6. Data on Related-Party Transactions Made by the IssuerОшибка! Закладка не определена.
6.7. Data on the amount of accounts receivable...........Ошибка! Закладка не определена.
VII. The Issuer's Accounts and Reports and Other Financial Information Ошибка! Закладка не определена.
7.1. The Issuer's Annual accounts and reports............Ошибка! Закладка не определена.
7.2. Quarterly accounting report for the last complete reporting quarter.............................155
7.3. Issuer's Consolidated Accounts for the Last Completed Fiscal YearОшибка! Закладка не определе
7.4. The Issuer's Accounting Policy...134
7.5. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales..Оши
7.6. Data on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal YearОшибка! Закладка не определена.
7.7. Data on Issuer's Participation in Any Court Proceedings, if Such Participation May Materially Affect Financial or Economic Operation of the IssuerОшибка! Закладка не определена.5

VIII. Extra Data on the Issuer and the Issued Securities Placed by the Issuer Ошибка! Закладка не определена.5
8.1. Extra Data on the Issuer..Ошибка! Закладка не определена.
8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer Ошибка! Закладка не определена.
8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer Ошибка! Закладка не определена.6
8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer..............Ошибка! Закладка не определена.
8.1.4. Data on the Procedure of Calling and Holding the Meeting of the Supreme Governing Body of the Issuer... Ошибка! Закладка не определена.
8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not Less Than 5 Per Cent of the Authorized Capital (Unit Fund) or at Least 5 Per Cent of Common Stock.............Ошибка! Закладка не определена.
8.1.6. Data on Material Transactions Made by the Issuer. Ошибка! Закладка не определена.
8.1.7. Data on Credit Ratings of the Issuer....................... Ошибка! Закладка не определена.
8.2. Data on Each Category of Issuer's Shares............Ошибка! Закладка не определена.
Data on the state registration of the Report on the results of the securities issue.................196
Data on the state registration of the Report on the results of the securities issue.................198
8.3. Data on Any Previous Issues of Issuer's Securities, Except for the Issuer's StockОшибка! Закладка
8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled)
8.3.2. Data on Issues, the Securities of Which are CirculatingОшибка! Закладка не

определена.
Coupon period 202
8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)..225
8.4. Data on the Person(s) Providing Security for the Bonds of the Issue 226
8.5. Conditions of Ensuring Fulfillment of Commitments under the Bonds of the Issue 226
8.6. Data on Organizations Registering Titles to Issuer's Securities**Ошибка! Закладка не определена.**
8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents..**Ошибка! Закладка не определена.**
8.8. Description of the Taxation Procedure for Income under Issuer's Placed Securities**Ошибка! Закладк**
8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds ....**Ошибка! Закладка не определена.**
8.10.Other information ....**Ошибка! Закладка не определена.**
Appendix 1 2006 annual financial statements 254
1) Accounting reports for 2005..253
Appendix 2 1Q07 financial accounts of "Southern Telecommunications Company" PJSC 256
1) Accounting reports for 1Q2007..323
Appendix 3 Accounting Policy of "Southern Telecommunications Company" PJSC for 2007....329

Introduction

Ground of creation with the Issuer of obligation to disclose the information in the form of a quarterly report: ***state registration of at least one issue (additional issue) of securities with simultaneous registration of the Offering Circular to be placed by public subscription among the circle of persons exceeding 500 people.***

The present quarterly Report includes estimates and forecasts of the Issuer's authorized governing bodies relating to the future events and/or actions, development trends of telecommunications sector which the Issuer belongs to, as well as the Issuer's performance results including its plans, certain events and actions probability. Investors should not fully rely on the estimates and forecasts of the Issuer's authorized governing bodies because in the future the actual results of the Issuer's performance may be different from the expected ones for many reasons. Acquisition of the Issuer's securities includes some risks described in the present quarterly Report.

I. Brief information about the persons forming the Issuer's governing bodies, information about the Company's bank accounts, Auditor, Appraiser and Financial Consultant as well as about the other persons who have signed the quarterly report.

1.1. Persons forming the Issuer's governing bodies.

The Company's governing bodies comprise:

- General Shareholders' Meeting
- Board of Directors
- Collegiate executive body (Management Board)
- Individual executive body (General Director)

The Issuer's governing body	Full name	Year of birth
Personal membership of the Issuer's Board of Directors:	Stanislav Nikolaevich Panchenko (Chairman)	1945
	Boris Dmitrievich Antonyuk	1949
	Valentina Fyodorovna Veremianina	1966
	Andrey Alexandrovich Vinkov	1977
	Anatoly Anatolievich Gavrilenko	1972
	Yevgeny Petrovich Yenin	1958
	Elena Viktorovna Zabuzova	1950
	Denis Viktorovich Kulikov	1975
	Ekaterina Alexandrovna Punina	1973
	Elena Petrovna Selvich	1968
	Yuriev Vladimir Pavlovich	1946
Personal membership of the Issuer's collegiate executive body (Management Board).	Andreev Alexander Vladimirovich (Chairman)	1954
	Borodin Stanislav Petrovich	1966
	Dobryakov Alexander Anatolievich	1972
	Metla Yuri Valentinovich	1950
	Rzhevsky Yevgeny Borisovich	1971
	Rusinova Tatyana Viktorovna	1958
	Statuev Vladislav Andreevich	1956
	Samoylov Arkady Arkadievich	1980
The person acting as the Issuer's individual executive body (General Director):	Andreev Alexander Vladimirovich	1954

1.2. Information about the Issuer's bank accounts

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Krasnodar branch № 8619 of the South-western bank of the Joint-stock commercial bank, Savings Bank of the Russian Federation	Krasnodar OSB № 8619 of the South-western bank of the RF SB	65, Gimnazicheskaya Str., Krasnodar, 350000	7707083893	40702810330010120048	settlement	040349602	30101810100000000602
Open Joint –Stock Company "Promyshlenno-stroitelny bank"	Branch «Krasnodarsky» of OAO «PSB»	44, Oktyabrskaya Str., Krasnodar, 350063	7831000010	40702810096000001099	settlement	040349712	30101810100000000712
Krasnodarskiy Joint –Stock bank «URALSIB-YUG Bank» (Open Joint –Stock Company)	OAO AKB «URALSIB-YUG Bank»	152, Krasnaya Str., Krasnodar, 350015	2310042974	40702810100000102111	settlement	040349713	
Closed Joint –Stock Company "International Moscow Bank"	Krasnodar branch of ZAO «MMB»	41, Stavropolskaya Str., Krasnodar, 350033	7710030411	40702810100231193908	settlement	040349548	30101810400000000548
Joint –Stock Bank «Promsvyazbank»	Volgograd branch of AKB «Promsvyazbank»	62, Lenin Prospect, Volgograd, 400005	7744000912	40702810120000883901 40702810420000883902	settlement	041806866	30101810800000000866
Joint –Stock Bank "Bank of Moscow" (Open Joint –Stock Company)	Krasnodar branch of OAO «Bank of Moscow»	28, Oktyabrskaya Str., Krasnodar, 350063	7702000406	40702810200440000040	settlement	040349978	30101810300000000978
Inter-regional commercial bank for communications and informatics development (open Joint –Stock Company)	OAQ AKB "Svyazbank", Moscow	7, Tverskaya Str., Moscow, 125375	7710301140	40702810500000001053	settlement	044525848	30101810900000000848

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Open Joint –Stock Company “Vneshtorgbank”	Branch of OAO Vneshtorgbank in Krasnodar , Krasnodar	116/2, Krasnoarmeiskaya/Kuznechnaya Str., Krasnodar, 350015	770207013 9	407028107140000010 87	settlement	04034998 7	301018101000000009 87
Closed Joint –Stock Company «Russian Industrial Bank»	ZAO «Russian Industrial Bank», Moscow	Building 1, 40, Schepkin Str., Moscow, 129110	774400124 0	407028109000000018 19	settlement	04455220 2	301018105000000002 02
Joint –Stock Bank «Rosbank» (Open Joint –Stock Company)	Kubansky branch of OAO AKB «Rosbank»	114, Starokubanskaya Str., Krasnodar, 350058	773006016 4	407028109215300108 13	settlement	04034955 3	301018100000000005 53
Inter-regional commercial bank for communications and informatics development (open Joint –Stock Company)	Krasnodar branch of OJSC AKB “Svyazbank”	383, Severnaya Str., Krasnodar, 350002	771030114 0	407028103003400000 12	settlement	40349551	301018104000000005 51

1.3. Data on Issuer's Auditor (Auditors)

Full name: *"Ernst and Young" Company with Limited Liability*

Abbreviated name *"Ernst and Young" LLC*

Location: ***building 1, 77, Sadovnicheskaya nab., Moscow, Russian Federation, 115035***

Tel: ***(095) 755-97-00***

Fax: ***(095) 755-97-01***

Data on Auditor's license:

No. of license for auditing: ***E002138***

Date of issue: ***30.09.2002***

Period: ***till 30.09.2007***

Authority issuing the license: ***Ministry of Finance of the Russian Federation***

Fiscal year, for which the auditor independently checked the issuer's accounts and financial (book-keeping) statements: ***2006 accounting reports compiled in accordance with Russian Accounting Standards; 2006 consolidated financial reports compiled in accordance with International Financial Reporting Standards (IFRS)***

Factors that may have influence on independence of the auditor on the issuer as well as measures that have been taken by the Issuer and the auditor to reduce the influence of the said factors: ***no such factors***

Information on any essential interests connecting the auditor (auditor's officials) with the issuer (issuer's officials):

Share of the auditor's (auditor's officials') participation in the authorized capital of the issuer: ***none***

Granting loans and credits by the issuer to the auditor (auditor's officials):

no loans or credits have been granted

Any close business relationships (participation in issuer's products (services) promotion, participation in joint business, etc.):

None

Immediate family members:

None

Data on issuer's executive officers who are at the same time the auditor's executive officers:

no such persons

Measures undertaken by the Issuer and the Auditor to reduce the effect of the specified factors: ***due to absence of factors which may influence the auditor's independence from the Issuer, the Issuer and the Auditor undertook no such measures. The main action undertaken by the Issuer for non-occurrence of the specified factors was inclusion of conditions of the Auditor's independence on the Issuer into the conditions of rendering audit services.***

Issuer's auditor selection procedure:

The Auditor shall be appointed by the Annual General Shareholders' Meeting.

Availability of the procedure of the contest for selection of the auditor and main conditions of such contest:

No contest for selection of the auditor is provided.

Procedure of nominating the candidature of the auditor for its approval by the General Shareholders' Meeting including the governing body which takes the corresponding decision:
The Audit Committee of UTK's Board of Directors considers the candidature of the auditor and the Board of Directors recommends the candidature of the auditor for its approval by the General Shareholders' Meeting.
The auditor shall be appointed annually at the Annual General Shareholders' Meeting by the majority of votes of the shareholders – owners of voting shares – attending the Meeting. Terms of the Contract with the Auditor shall be approved by the Company's Board of Directors.

Information on the works performed by the auditor in the framework of special auditor assignments:
Such works have not been performed.
Procedure of determining the auditor's fee:

Size of the fee to be paid to auditor shall be determined by the Issuer's Board of Directors.
Actual size of the fee paid by the Issuer to the auditor based on the results of each fiscal year or other accounting period for which the auditor performed independent audit of book keeping procedure and financial statements of the Issuer: ***price of services under the contract is confidential information.***

Any postpones or outstanding payments for services provided by the auditor:

No postpones or outstanding payments for services provided by the auditor.

1.4. Data on the Issuer's Appraiser

Full name: *"Advanced Analytics" Company with Limited Liability*

Abbreviated name *«Advanced Analytics «LLC*

Location: ***54, Shpalernaya Str., Saint Petersburg, 193015***

TIN: ***7842328998***

Postal address: ***54, Shpalernaya Str., Saint Petersburg, 193015***

Tel., fax: ***(812) 333-49-96***

E-mail: ***spalyanova@aresearch.ru***

Services rendered by the Appraiser:

The company appraised the market value of 100%- stakes in ZAO "AZS" and ZAO "YuSS", owned by the Company.

1.5. Data on the Issuer's Consultants

Full name: ***Closed joint-stock company Commercial Bank "Russian Industrial Bank"***
Abbreviated name ***CJSC "Russian Industrial Bank"***
Place of business: ***40, Schepkin Str., building 1, Moscow, 129110, Russia***
TIN: ***7744001240***
Telephone: ***(495) 980-05-50***
Fax: ***(495) 980-05-55***
Internet site: ***www.rusind.ru***

Licenses:
License of a professional participant of the securities market for dealership:
No of the License: 177-03302-010000
Date of issue: 29.11.2000

Period: unlimited
Authority issuing the license: Federal Commission for Securities Market of Russia

License of a professional participant of the securities market for brokerage:
No of the license: 177-03210-100000
Date of issue: 29.11.2000
Period: unlimited
Authority issuing the license: Federal Commission for Securities Market of Russia

Services provided by the consultant:
Services under the Service Agreement № 18-02-07 of February 12, 2007 between "UTK" PJSC and CJCS "Russian Industrial Bank" in respect to the fifth bond issue.

1.6. Data on Other Parties Who Have Signed the Quarterly Report

Only the officials of the Issuer have signed quarterly report for the accounting period

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Performance

Key financial highlights for the last five completed fiscal years and for the last completed accounting period:

Index	Reporting period						
	31.12.2002*	31.12.2003	31.12.2004	31.12.2005	31.12.2006	31.03.2007	31.03.2006
Net assets, ths RUR	10,455,930	12,766,438	12,756,680	12,883,366,	13,901,355	14715804	12,535,231,
Borrowed funds to the capital and reserves ratio, %	60.68	147.89	249.11	246.99	202.9	188.30	252.91
Short-term liabilities to the capital and reserves ratio, %	48.02	82.26	123.47	146.57	99.71	93.50	124.27
Coverage of debt service, %	241	39	16	15	24.17	9.15	11.00
Overdue debt level, %	7.14	2.75	2.12	2.47	0	0	1.75
Turnover rate of accounts receivable, times	7.89	8.97	11.54	13.91	14.40	2.48	3.19
Portion of dividends in profits, %	17	25	11	11	11	Not applied	Not applied
Labor productivity, ths RUR per employee	248	329	426	481	510	160	110
Depreciation charges to revenue ratio, %	7.32	7.93	9.99	12.60	14.84	14.65	13.08

2002 indexes are shown with regard to «UTK" PJSC.

** taking into account indexes of the merged companies ("UTK" PJSC was reorganized on October 31, 2002 through merger of "Volgogradelectrosvyaz" OJSC; "KabBalktelecom" OJSC; "Karachaevo-Cherkesskelectrosvyaz" OJSC; "Svyazinform" of the Astrakhan Region" OJSC; "Sevosetinelectrosvyaz" OJSC; "Electrosvyaz of Adygeia Republic" OJSC; "Electrosvyaz of Kalmykia Republic" OJSC; "Rostovelectrosvyaz" OJSC; "Electrosvyaz" of Stavropol Territory" OJSC into it. The audited 2003 financial statements of "UTK" PJSC include data of the merged companies starting from January 1, 2003).*

The above indexes were calculated by the method recommended by the Federal Financial Markets Service of the Russian Federation.

Analysis of the Issuer's creditworthiness and credit risk level as well as its financial position based on

economic analysis of the specified indexes' dynamics:

In the analyzed period (2002 – 1Q2007) net assets value had an upward trend. It was only in 2004 that net assets value decreased a little. As of 31 March 2007 net assets considerably exceeded the size of the authorized capital of the Issuer (by 11.3 times). Positive performance of this index shows increasing stability of the Company's financial position.

The borrowed funds-to-capital and reserves ratio (financial dependence ratio) shows the borrowed funds amount per 1 ruble of the company's equity capital.

As of 31.03.2007 the Company had 188.30 kopecks of borrowings per 1 ruble of in-house funds, including 93.50 kopecks of short-term borrowings. As of 31.12.2006 the Company had 202.9 kopecks of borrowings per 1 ruble of own funds, including, 99.71 kopecks of short-term borrowings. In 2006 short-term liabilities to the capital and reserves ratio decreased due to changes in structure of the Company's liabilities in connection with attraction of the syndicated credit (long-term borrowing), which money was directed at refinancing of the Company's financial obligations. In September 2006 nominal value of series 01 bond issue worth 1,500,000,000 (one billion five hundred million) rubles was retired that affected the short-term liabilities to the capital and reserves ratio.

Debt service coverage from internal sources of financing is rather weak. In 2004 the index decreased by 23% over 2003 and in 2005 it was further down by 1% over 2004. As of 31.03.2007 this index reduced by 1.85% to 9.15%.

The index "overdue debt level" should tend to zero, showing that a company is "healthy" and able to repay its debts without significant delay. This indicator jumped up in 2002 compared to 2001 (by 3.88%) due to merger of regional telecoms to the Issuer. Since 2003 overdue debt level has decreased considerably owing to active legal work and reimbursement by the RF Ministry of Finance of the expenses incurred by the Company when providing services to privileged customers.

The Company had no overdue debts as of 31.12.2006 and as of 31.03.2007.

Accounts receivable turnover rate was the highest in 2005 due to decrease in absolute value of receivables from 1.5 billion rubles in 2003 to 1.3 billion rubles in 2005 while the revenue grew from 13.5 billion rubles in 2003 to 18.1 billion rubles in 2005).

Since 2002 accounts receivable turnover rate shows a stable upward tendency that is average time of accounts receivable repayment decreases demonstrating the efficiency of the Company's work with debtors. Accounts receivable turnover rate raised to 8.83 times per year based of 9m2006 results, and the estimated 2006 accounts receivable turnover rate reached 14.40 times.

In 2004 and 2005 portion of dividends in the Issuer's profits was 11%. According to the Company's Charter and the Provisions on Dividend Policy annual dividend on each ordinary share shall be at least 10 % of the Company's net profit according to the results of the last fiscal year, divided by the number of the Company's outstanding ordinary shares as of the date of making the list of persons entitled to receive dividends. The amount to be paid as annual dividend on each type A preferred share shall be 10% of the Company's net profit divided by the number of preferred Type A shares with total nominal value not exceeding 25% of the Company's authorized capital, the net profit being determined on the basis of the results of the last fiscal year. If the total amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preferred type A share, then the amount of the dividend paid on preferred type A shares shall be increased to the amount of the dividend paid on ordinary shares. Final decision on the size of dividends shall be taken by the General Shareholders' Meeting based on the plans of distribution and usage of the Company's profit.

During the analyzed period labor productivity had an upward trend due to improvements in employees' professional skills and introduction of new production technologies. As of 31.03.2007 Labor productivity indicator made 160 thousand rubles per employee which is up 50 thousand rubles per employee over a year ago.

Depreciation to revenue ratio has been constantly growing since 2001 due to great amount of PP&E put into operation. 2006 revenue reduction due to changes in settlements system between interconnected operators also contributed to increase of Depreciation to revenue ratio.

Based on the results of evaluation of the Issuer's financial standing for the periods under analysis it can be stated that "UTK" PJSC is the company with satisfactory financial standing. On the whole, the

Issuer's solvency and financial stability are at the acceptable level which is proved by positive behavior of its main financial indicators.

2.2. The Issuer's Market Capitalization

Market capitalization of the Issuer for the last 5 complete financial years, or for each complete fiscal year if the Issuer operates for less than 5 years and on the expiry date of the last complete accounting period:

Date	Market capitalization, USD	Rate of exchange****
31.12.2002*	258,739,486	31.7844
31.12.2003*	347,793,753	29.4545
31.12.2004*	279,433,761	27.7487
31.12.2005***	509,704,617	28.7825
31.12.2006***	671,328,163	26.3311
31.03.2007***	699,946,804	26.0113

** - according to NP "RTS Stock Exchange";*
*** - according to OJSC "RTS Stock Exchange";*
**** - according to MICEX Stock Exchange*
***** - exchange rate of the Central Bank of the Russian Federation.*

Method of determining the Issuer's market capitalization:

The Issuer's market capitalization was calculated in accordance with the procedure set forth by the RF FCSM Decree № 03-52/ps of 24.12.2003.

The Issuer's market capitalization shall be calculated as the product of the number of shares of a corresponding category (type) multiplied by the weighted average price of one share of this category (type). The weighted average price of one share is calculated on the basis of 10 largest transactions concluded at the trading session in the RTS Stock Exchange in the month preceding the expiry date of the last reporting quarter, or in the last month of each complete financial year for which the Issuer's market capitalization is specified. If less than 10 transactions are concluded during the specified month, the average weighted price of one share shall be calculated on the basis of 10 largest transactions concluded at the trading session in the RTS Stock Exchange during the specified month and two preceding ones. If less than 10 transactions are concluded during the abovementioned three months, the average weighted price of one share shall not be calculated.

2.3. Issuer's Liabilities

2.3.1. Accounts payable

Structure of the Issuer's payables as of 31 December 2006

Payables	The term of payment	
	Less than 1 year	More than 1 year
Accounts payable to suppliers and contractors, RUR	2,769,440	1,799,084
Including overdue payables, RUR		X

Payables	The term of payment	
	Less than 1 year	More than 1 year
Accounts payable to the Company's employees, RUR	137,176	0
Including overdue payables, RUR		x
Accounts payable to budget and government out-of-the-budget funds, RUR	371,474	0
Including overdue debts, RUR		x
Credits, RUR	763,071	6,367,943
Including overdue debts, RUR		X
Loans, total, RUR.	7,418,526	4,790,255
Including overdue payables, RUR		X
Including bonded debts		
Including overdue bonded debts, RUR		x
Other accounts payable, RUR	1,182,236	1,126,836
Including overdue payables, RUR		x
Total debt, RUR	**12,641,924**	**14,084,118**
Including overdue debts, RUR		x,

Structure of the Issuer's payables as of 31 March 2007

Payables	The term of payment	
	Less than 1 year	More than 1 year
Accounts payable to suppliers and contractors, RUR	2,360,128	1,481,126
Including overdue payables, RUR		X
Accounts payable to the Company's employees, RUR	177,482	0
Including overdue payables, RUR		X
Accounts payable to budget and government out-of-the-budget funds, RUR	510,123	0
Including overdue debts, RUR		x
Credits, RUR	900,,106	5,861,978
Including overdue debts, RUR		X
Loans, total, RUR.	7,594,494	5,174,277
Including overdue payables, RUR		x
Including bonded debts		
Including overdue bonded debts, RUR		x
Other accounts payable, RUR	1,119722	1,200,339
Including overdue payables, RUR		x
Total debt, RUR	**12,662,055**	**13,717,719**
Including overdue debts, RUR		x,

1.1.1.

If there are overdue accounts payable, including under credit or loan contracts, as well as under the debt instruments of the Issuer (bonds, promissory notes and other), reasons of obligations default and the existing or potential consequences for the Issuer resulting from the obligations default, including sanctions to be imposed on the Issuer, and term (proposed term) of the overdue payables repayment:

Kind of overdue debts:

The outstanding debt to Vnesheconombank under the agreements № 109-1-1-27 of 19.06.1996, № 56-1-1-27 of 21.03.1995, № 113-1-1-27 of 19.06.1996, № 223-1-1-27 of 10.07.1997, № 53-1-1-27 of 21.03.1995, № 207-1-1-27 of 10.07.1997, № 148-1-1-27 of 02.12.1996, № 66-1-1-27 of 21.03.1995, № 67-1-1-27 of 12.03.1995, № 225-1-1-27 of 10.07.1997, № 108-1-1-27 of 19.09.1996, № 143-1-1-27 of 02.12.1996.

Reason for non-execution of obligations: ***default of 1998***

Consequences that have already occurred or may occur in the future due to non-execution of its obligations:
In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Issuer concerning the repayment of debts due to Vnesheconombank valued at 806,890 thousand rubles as of 30 September 2006.

In December 2006 the Company concluded an amicable agreement with the Ministry of Finance of the Russian Federation which conditions were approved by the Arbitration court of the Krasnodar kray on 5 March 2007. The amicable agreement has come into force since December 27, 2006 providing for settlement of debts through their re-structuring with simultaneous write-off of penalty interest charged for late fulfillment of obligations. Restructured debts will be paid (repaid) annually by equal portions till January 1, 2012.

To ensure fulfillment of obligations under the amicable agreement, the Company concluded with the Ministry of Finance of the Russian Federation a pledge of property agreement for total amount of 1,260,214 thousand rubles (excl. VAT).

Sanctions imposed on the Issuer: ***penalty interest***

Term (proposed term) of the overdue debts' repayment:

As of 31 March 2007 total amount of debts due to Vnesheconombank is reflected in the financial accounts as a portion of short-term debts. According to the amicable agreement concluded with the Ministry of Finance of the Russian Federation the restructured debts will be paid (repaid) annually by equal portions till January 1, 2012.

Creditors, the debt to which is at least 10 per cent of the total debt (as of 30 September 2006):
Full and abbreviated registered names: Open Joint -Stock Company "RTC-LEASING" / OJSC "RTC-LEASING".
Location: building 2A, 42 Schepkina Str., Moscow, 129110
Accounts payable as of 31.03.2007: 2,832,173.87 ths rubles
Accounts payable overdue: none
This creditor is not the Issuer's affiliated person.

2.3.2. Issuer's crediting history

Information on execution of the liabilities under former and current agreements of credit or/and any agreements of loan for the last 5 complete financial years, or for each complete fiscal year if the Issuer operates for less than 5 years, and effective on the expiry date of the accounting period, the amount of principal debt under which as of the date of the last complete quarter under report preceding the conclusion of the respective agreement, would be 5 or more per cent of the value of net assets of the Company, as well as of other credit or/and any agreements of loan that the Issuer considers material:

Description of the liabilities	Name of the creditor	Amount of principal debt	Maturity date	Any delay in execution of liabilities
31.12.2002 – No such liabilities				
31.12.2003				
Series 01 bond issue	Individuals and legal entities	1,500,000,000 rubles	14.09.2006	None
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	None
31.12.2004				
Series 02 bond issue	Individuals and legal entities	1,500,000,000 rubles	07.02.2007	None
Series 03 bond issue	Individuals and legal entities	3,500,000,000 rubles	10.10.2009	None
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	None
31.12.2005				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	None
Series 04 bond issue	Individuals and legal entities	5,000,000,000 rubles	09.12.2009	None
31.12.2006				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	None
Credit in US dollars	Credit Suisse International	125, 000,000 USD	21.09.2013	None
31.03.2007				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	None
Credit in US dollars	Credit Suisse International	125, 000,000 USD	21.09.2013	None

Information on execution of the liabilities under each bond issue which total par value makes 5 and more percent of the balance sheet value of net assets of the Company as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue:

1. Full name of the securities: ***01-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody***

State registration number of the securities issue and the date of the state registration: ***4-05-00062-A of 15th August 2003.***

Name of the registering authority that affected state registration of the securities issue.

Federal Commission for Securities Market of the Russian Federation

Date of the state registration of the Report on the results of the securities issue: ***21st October 2003.***

Name of the registering authority that affected state registration of the Report on the results of the securities issue.

Federal Commission for Securities Market of the Russian Federation

Number of the issued securities and face value of each security of the issue:

1, 500, 000 (one million five hundred thousand) Bonds with face value of 1,000 (one thousand)

rubles each.

Total nominal value of the securities issue and its value in percentage of the Issuer net assets book value as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue: ***1,500,000,000 (One billion five hundred million) rubles which makes 5.91 % of the book value of the Issuer's net assets as of September 30, 2003 (25,387,823 thousand rubles).***

Fulfillment of obligations:

Coupon yield payment:

Date of the first coupon yield payment: ***18 March 2004***

Total amount of income under the first coupon made: ***106,515,000 rubles (14.24% per annum)***

The first coupon income on each Issuer's Bond made: ***71 rubles 01 kopeck (14.24 % per annum)***

Date of the second coupon yield payment: ***16 September 2004***

Total amount of income under the second coupon made: ***106,500,000 rubles (14.24% per annum)***

The second coupon income on each Issuer's Bond made: ***71 rubles 00 kopeck (14.24 % per annum)***

Date of the third coupon yield payment: ***17 March 2005***

Total amount of income under the third coupon made: ***106,500,000 rubles (14.24% per annum)***

The third coupon income on each Issuer's Bond made: ***71 rubles 00 kopeck (14.24 % per annum)***

Date of the fourth coupon yield payment: ***15 September 2005***

Total amount of income under the fourth coupon made: ***106,500,000 rubles (14.24% per annum)***

The fourth coupon income on each Issuer's Bond made: ***71 rubles 00 kopeck (14.24 % per annum)***

Date of the fifth coupon yield payment: ***16 March 2006***

Total amount of income under the fifth coupon made: ***106,500,000 rubles (14.24% per annum)***

The fifth coupon income on each Issuer's Bond made: ***71 rubles 00 kopeck (14.24 % per annum)***

Date of the sixth coupon yield payment: ***14 September 2006***

Total amount of income under the sixth coupon made: ***106,515,000 rubles (14.24% per annum)***

The sixth coupon income on each Issuer's Bond made: ***71 rubles 01 kopeck (14.24 % per annum)***

Redemption of the nominal value of the Bonds: ***14 September 2006***

The Issuer has taken no decisions in respect of series 01 bonds' acquisition under agreement with the bond holders.

Obligation in respect of pre-term redemption of series 01 bonds has not occurred.

2. Full name of the securities: ***02-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody***

State registration number of the securities issue and the date of the state registration: ***4-06-00062-A of 28th November 2003.***

Name of the registering authority that effected state registration of the securities issue.

Federal Commission for Securities Market of the Russian Federation

Date of the state registration of the Report on the results of the securities issue: ***19th March 2004.***

Name of the registering authority that effected state registration of the Report on the results of the

securities issue.

Federal Commission for Securities Market of the Russian Federation

Number of the issued securities and face value of each security of the issue:

1, 500, 000 (one million five hundred thousand) Bonds with face value of 1,000 (one thousand) rubles each.

Total nominal value of the securities issue and its value in percentage of the Issuer net assets book value as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue: ***1,500,000,000 (One billion five hundred million) rubles which makes 5.91 % of the book value of the Issuer's net assets as of September 30, 2003 (25,387,823 thousand rubles).***

Fulfillment of obligations:

Coupon yield payment:

Date of the first coupon yield payment: ***11th August 2004***

Total amount of income under the first coupon made: ***69,180,000 rubles (9.25% per annum)***

The first coupon income on each Issuer's Bond made: ***46 rubles 12 kopecks (9.25 % per annum)***

Date of the second coupon yield payment: ***9th February 2005***

Total amount of income under the second coupon made: ***69,180,000 rubles (9.25% per annum)***

The second coupon income on each Issuer's Bond made: ***46 rubles 12 kopecks (9.25 % per annum)***

Date of the third coupon yield payment: ***10th August 2005***

Total amount of income under the third coupon made: ***89,760,000 rubles (12% per annum)***

The third coupon income on each Issuer's Bond made: ***59 rubles 84 kopecks (12 % per annum)***

Date of the fourth coupon yield payment: ***8th February 2006***

Total amount of income under the fourth coupon made: ***89,760,000 rubles (12% per annum)***

The fourth coupon income on each Issuer's Bond made: ***59 rubles 84 kopecks (12 % per annum)***

Date of the fifth coupon yield payment: ***9th August 2006***

Total amount of income under the fifth coupon made: ***78,540,000 rubles (10.5% per annum)***

The fifth coupon income on each Issuer's Bond made: ***52 rubles 36 kopecks (10.5% per annum)***

Date of the sixth coupon yield payment: ***7th February 2007***

Total amount of income under the sixth coupon made: ***78,540,000 rubles (10.5% per annum)***

Total amount of income under the sixth coupon made: ***52 rubles 36 kopecks (10.5% per annum***

Redemption of the nominal value of the Bonds: ***7 February 2007 (date of the obligation fulfillment has not occurred yet)***

The Issuer has taken the following decisions on acquisition of the bonds under agreement with their holders:

1) Date of the bonds' acquisition under the Offer: ***10.02.2005 – 16.02.2005***

Acquisition price of the bonds under the Offer: ***100% (one hundred percent) of the bond face value***

2) Date of the bonds' acquisition under the Offer: ***09.02.2006-15.02.2006***

Acquisition price of the bonds under the Offer: ***100% (one hundred percent) of the bond face value.***

Obligation in respect of pre-term redemption of series 02 bonds has not occurred.

3. Full name of the securities: ***03-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody***

State registration number of the securities issue and the date of the state registration: ***4-07-00062-A of 17th August 2004.***

Name of the registering authority that effected state registration of the securities issue.

Federal Financial Markets Service of the Russian Federation

Date of the state registration of the Report on the results of the securities issue: ***11th November 2004.***

Name of the registering authority that effected state registration of the Report on the results of the securities issue.

Federal Financial Markets Service of the Russian Federation

Number of the issued securities and face value of each security of the issue:

3, 500, 000 (three million five hundred thousand) Bonds with face value of 1,000 (one thousand) rubles each.

Total nominal value of the securities issue and its value in percentage of the Issuer net assets book value as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue: ***3,500,000,000 (Three billion five hundred million) rubles which makes 8.59 % of the book value of the Issuer's net assets as of September 30, 2004 (40,724,263 thousand rubles).***

Fulfillment of obligations:

Coupon yield payment:

Date of the first coupon yield payment: ***7th April 2005***

Total amount of income under the first coupon made: ***215,845,000 rubles (12.3% per annum)***

The first coupon income on each Issuer's Bond made: ***61 rubles 67 kopecks (12.3 % per annum)***

Date of the second coupon yield payment: ***7th October 2005***

Total amount of income under the second coupon made: ***215,845,000 rubles (12.3% per annum)***

The second coupon income on each Issuer's Bond made: ***61 rubles 67 kopecks (12.3 % per annum)***

Date of the third coupon yield payment: ***8th April 2006***

Total amount of income under the third coupon made: ***215,845,000 rubles (12.3% per annum)***

The third coupon income on each Issuer's Bond made: ***61 rubles 67 kopecks (12.3 % per annum)***

Date of the fourth coupon yield payment: ***8th October 2006***

Total amount of income under the fourth coupon made: ***191,275,000 rubles (10.9% per annum)***

The fourth coupon income on each Issuer's Bond made: ***54 rubles 65 kopecks (10.9 % per annum)***

Date of the fifth coupon yield payment: ***9th April 2007***

Total amount of income under the fifth coupon made: ***191,275,000 rubles (10.9% per annum)***

The fifth coupon income on each Issuer's Bond made: ***54 rubles 65 kopecks (10.9 % per annum)***

Date of the sixth coupon yield payment: ***9th October 2007 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the sixth coupon made: ***191,275,000 rubles (10.9% per annum)***

The sixth coupon income on each Issuer's Bond made: ***54 rubles 65 kopecks (10.9 % per annum)***

Date of the seventh coupon yield payment: ***9th April 2008 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the seventh coupon made: ***Coupon yield rate shall be fixed by the Issuer***

The seventh coupon income on each Issuer's Bond made: ***Coupon yield rate shall be fixed by the Issuer***

Date of the eighth coupon yield payment: ***9th October 2008 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the eighth coupon made: ***Coupon yield rate shall be fixed by the Issuer***

The eighth coupon income on each Issuer's Bond made: ***Coupon yield rate shall be fixed by the Issuer***

Date of the ninth coupon yield payment: ***10th April 2009 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the ninth coupon made: ***Coupon yield rate shall be fixed by the Issuer***

The ninth coupon income on each Issuer's Bond made: ***Coupon yield rate shall be fixed by the Issuer***

Date of the tenth coupon yield payment: ***10th October 2009 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the tenth coupon made: ***Coupon yield rate shall be fixed by the Issuer***

The tenth coupon income on each Issuer's Bond made: ***Coupon yield rate shall be fixed by the Issuer***

Redemption of the nominal value of the Bonds: ***10 October 2009 (date of the obligation fulfillment has not occurred yet)***

The Issuer has taken the following decisions on acquisition of the bonds on demand of their holders:

1) Date of the bonds' acquisition under the Offer: ***14.04.2006***

Acquisition price of the bonds under the Offer: ***100% (one hundred percent) of the bond face value***

2) Date of the bonds' acquisition under the Offer: ***16 October 2007 (date of the obligation fulfillment has not occurred yet)***

Acquisition price of the bonds under the Offer: ***100% (one hundred percent) of the bond face value.***

Obligation in respect of pre-term redemption of series 03 bonds has not occurred.

4. Full name of the securities: ***04-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody***

State registration number of the securities issue and the date of the state registration: ***4-08-00062-A of 24th November 2005.***

Name of the registering authority that effected state registration of the securities issue.

Federal Financial Markets Service of the Russian Federation

Date of the state registration of the Report on the results of the securities issue: ***12th January 2006.***

Name of the registering authority that effected state registration of the Report on the results of the securities issue.

Federal Financial Markets Service of the Russian Federation

Number of the issued securities and face value of each security of the issue:

5, 000, 000 (five million) Bonds with face value of 1,000 (one thousand) rubles each.

Total nominal value of the securities issue and its value in percentage of the Issuer net assets book value as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue: ***5,000,000,000 (Five billion) rubles which makes 11.56 % of the book value of the Issuer's net assets as of September 30, 2005 (43,242,109 thousand rubles).***

Fulfillment of obligations:

Coupon yield payment:

Date of the first coupon yield payment: ***15th March 2006.***

Total amount of income under the first coupon made: ***130,900,000 rubles (10.5% per annum)***

The first coupon income on each Issuer's Bond made: ***26 rubles 18 kopecks (10.5% per annum)***

Date of the second coupon yield payment: ***14th June 2006.***

Total amount of income under the second coupon made: ***130,900,000 rubles (10.5% per annum)***

The second coupon income on each Issuer's Bond made: ***26 rubles 18 kopecks (10.5% per annum)***

Date of the third coupon yield payment: ***13th September 2006.***

Total amount of income under the third coupon made: ***130,900,000 rubles (10.5% per annum)***

The third coupon income on each Issuer's Bond made: ***26 rubles 18 kopecks (10.5% per annum)***

Date of the fourth coupon yield payment: ***13th December 2006.***

Total amount of income under the fourth coupon made: ***130,900,000 rubles (10.5% per annum)***

The fourth coupon income on each Issuer's Bond made: ***26 rubles 18 kopecks (10.5% per annum)***

Date of the fifth coupon yield payment: ***14th March 2007***

Total amount of income under the fifth coupon made: ***112,000,000 rubles (10% per annum)***

The fifth coupon income on each Issuer's Bond made: ***22 rubles 44 kopecks (10 % per annum)***

Date of the sixth coupon yield payment: ***13th June 2007 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the sixth coupon made: ***112,000,000 rubles (10% per annum)***

The sixth coupon income on each Issuer's Bond made: ***22 rubles 44 kopecks (10 % per annum)***

Date of the seventh coupon yield payment: ***12th September 2007 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the seventh coupon made: ***93,500,000 rubles (10% per annum)***

The seventh coupon income on each Issuer's Bond made: ***18 rubles 70 kopecks (10 % per annum)***

Date of the eighth coupon yield payment: ***12th December 2007 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the eighth coupon made: ***93,500,000 rubles (10% per annum)***

The eighth coupon income on each Issuer's Bond made: ***18 rubles 70 kopecks (10 % per annum)***

Date of the ninth coupon yield payment: ***12th March 2008 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the ninth coupon made: ***81,050,000 rubles (10% per annum)***

The ninth coupon income on each Issuer's Bond made: ***16 rubles 21 kopecks (10 % per annum)***

Date of the tenth coupon yield payment: ***11th June 2008 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the tenth coupon made: ***81,050,000 rubles (10% per annum)***

The tenth coupon income on each Issuer's Bond made: ***16 rubles 21 kopecks (10 % per annum)***

Date of the eleventh coupon yield payment: ***10th September 2008 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the eleventh coupon made: ***62,350,000 rubles (10% per annum)***

The eleventh coupon income on each Issuer's Bond made: ***12 rubles 47 kopecks (10 % per annum)***

Date of the twelfth coupon yield payment: ***10th December 2008 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the twelfth coupon made: ***62,350,000 rubles (10% per annum)***

The twelfth coupon income on each Issuer's Bond made: ***12 rubles 47 kopecks (10 % per annum)***

Date of the thirteenth coupon yield payment: ***11th March 2009 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the thirteenth coupon made: ***62,350,000 rubles (10% per annum)***

The thirteenth coupon income on each Issuer's Bond made: ***12 rubles 47 kopecks (10 % per annum)***

Date of the fourteenth coupon yield payment: ***19th June 2009 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the fourteenth coupon made: ***62,350,000 rubles (10% per annum)***

The fourteenth coupon income on each Issuer's Bond made: ***12 rubles 47 kopecks (10 % per annum)***

Date of the fifteenth coupon yield payment: ***9th September 2009 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the fifteenth coupon made: ***31,150,000 rubles (10% per annum)***

The fifteenth coupon income on each Issuer's Bond made: ***6 rubles 23 kopecks (10 % per annum)***

Date of the sixteenth coupon yield payment: ***9th December 2009 (date of the obligation fulfillment has not occurred yet)***

Total amount of income under the sixteenth coupon made: ***31,150,000 rubles (10% per annum)***

The sixteenth coupon income on each Issuer's Bond made: ***6 rubles 23 kopecks (10 % per annum)***

Redemption of the nominal value of the Bonds:

13.12.2006 – 500,000,000 rubles (10% of the nominal value)

13.06.2007 – 750,000,000 rubles (15% of the nominal value) (date of the obligation fulfillment has not occurred yet)

12.12.2007 – 500,000,000 rubles (10% of the nominal value) (date of the obligation fulfillment has

not occurred yet)

11.06.2008 – 750,000,000 rubles (15% of the nominal value) (date of the obligation fulfillment has not occurred yet)

10.06.2009 – 1,250,000,000 rubles (25% of the nominal value) (date of the obligation fulfillment has not occurred yet)

09.12.2009 – 1,250,000,000 rubles (25% of the nominal value) (date of the obligation fulfillment has not occurred yet)

The Issuer has taken no decisions in respect of series 04 bonds' acquisition under agreement with the bond holders.

Obligation in respect of pre-term redemption of series 04 bonds has not occurred.

2.3.3. Issuer's Liabilities of Security Granted to Third Parties

Total amount of the issuer's liabilities from the issuer's provided guarantee and the total amount of liabilities of third parties for which the issuer provided guarantee to the third parties, including in the form of pledge or surety for the last five complete fiscal years, rubles:

Description	2002	2003	2004	2005	2006	31.03.2007
Issuer's liabilities of security granted to third parties, total, RUR ths	313,590	2,173,977	3,573,365	2,351,275	1,429,987	1,237,552
including In the form of a pledge, RUR ths	-	-	-	-		
In the form of a surety, RUR ths:	313,590	2,173,977	3,537,365	2,351,275	1,429,987	1,237,552
Total amount of the third parties' liabilities for which the Issuer granted the security to third parties including in the form of a pledge or surety, ths RUR:	313,590	2,173,977	3,573,365	2,351,275	1,429,987	1,237,552
including In the form of a pledge, RUR ths	-	-	-	-		
In the form of a surety, RUR ths:	313,590	2,173,977	3,573,365	2,351,275	1,429,987	1,237,552

The Issuer's liabilities of security granted to third parties in the quarter under report, including in the form of pledge or surety, in the last five complete fiscal years the amount of which would exceed 5 % of the Company's assets as of the date of the last complete quarter preceding granting the security: ***this type of security was not granted***

2.3.4. Other liabilities of the Issuer.

The Issuer's agreements including urgent transactions not reflected in the balance sheet that may essentially affect the Issuer's financial position, its liquidity, sources of financing and terms of their usage, performance results and costs:

No such agreements.

2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of placement the Issued Securities

Bonds as the most efficient instrument of borrowings have been issued to optimize the Issuer s debts.

No funds raised from the bonds' floatation will be used to finance a specific transaction (several interrelated transactions).

It is planned that the funds obtained from series 05 bond issue of "UTK" PJSC will be used for refinancing and repayment of debts to the banks in order to reduce debt service costs and to improve liquidity.

2.5. Risks Related to Acquisition of the Placed Securities (to be placed)

Performance and financial results of "UTK" PJSC are affected by some factors that cannot be fully controlled by the Company. Though many of such factors are macroeconomic and have an impact on all enterprises, certain businesses can be especially "sensitive" to some risk factors. The list of risk factors described below is not exhaustive.

The Issuer's risk management policy: ***To manage risks effectively by risk management system of "UTK" PJSC, the Company developed and approved the following internal documents: Regulations for carrying out works within the risk management system, Provisions on the Risk Management Committee and Provisions on the Group of functional experts.***

These actions are aimed at; identification and estimation of risks for the Company's business; revealing and elimination of drawbacks in the internal control system and development of control procedures allowing to locate, minimize or liquidate the consequences of risk events; creation of business- process monitoring system to identify business risks and undertake risk treatment actions.

2.5.1. Sector risks

The competition level in the telecommunications market of the Southern federal district is continuously growing on the part of alternative fixed-line operators and cellular operators. The Issuer operates only in the territory of the Southern federal district.

The impact of potential deterioration of situation in the sector on the Issuer's business and fulfillment of its securities-related obligations. The most important potential changes in the sector and the Issuer's proposed actions in this case:

1. Growing competition in the sector.

The competition growth can be explained by the facts that largest mobile operators reduce prices for intra-network calls, provide services of intra-network roaming at the price of a local call, introduce unlimited tariff plans. We consider this risk to be the most essential of sector risks in the long term.

Federal Law "On Telecommunications" effective since January 1, 2004 provides for development of the competitive market in the sector and for increasing transparency of telecom operators' activity. The Law determines the legal basis for activity in the sphere of telecommunications, defines powers of governmental authorities in the sphere of telecommunications as well as rights and duties of parties participating in the indicated activity or using telecommunications services.

2. 2006 changes in interaction with long-distance operators

In 2006 the Issuer when providing ILD and DLD services changed the interaction pattern with long-distance operators due to coming into force of new regulatory acts for the telecommunications sector.

Prior to January 1, 2006 the Issuer was a long-distance operator and rendered domestic and international long-distance services to subscribers on its own behalf. Thus the money transferred to the Company's accounts as payment for the specified services, was considered the Company's revenues. DLD and ILD services were provided using technical means of the Company under the interconnection agreement with Rostelecom. According to the agreement OJSC "Rostelecom" and "UTK" PJSC provided each other with services of DLD and ILD traffic transit. The Company billed its customers for ILD services provided

according to tariffs established by OJSC "Rostelecom" and for DLD services – according to the tariffs established by the Russia Federal Tariff Service.

From January 1, 2006 the Issuer ceased to provide DLD and ILD services to customers because in accordance with the new regulations these services should be provided in the territory of the Russian Federation only by the operators having licenses for provision of long-distance telephony services.

Under the appropriate license the Issuer renders services of intra-zonal telephony and acts as an agent of long-distance operators for provision of these services to customers.

In 2006 the Company concluded interconnection agreements with OJSC "Rostelecom" and OJSC "MTT" according to which "UTK" PJSC undertook to provide services in support to long-distance services, such as:

- *processing a subscriber order for DLD and ILD services according to both urgent and order service systems;*
- *billing of DLD and ILD services;*
- *preparation, formation and storage of necessary documents and book accounts;*
- *agency services on collection of payments from subscribers and on information service on behalf and at the expense of the long-distance operators;*
- *work with claims and delivery of documents.*

With regard to long-distance operators' intentions to set up direct management of settlements with users, the Issuer expects that these earnings will decrease in the forthcoming periods.

Payments from customers for DLD and ILD services provided shall be considered revenues of long-distance operators. The Issuer's shall bill customers for DLD and ILD services provided for and on behalf of long-distance operators and receive agency fee under interconnection agreements.

In addition the Issuer renders interconnection and traffic transit services through its communication network to long-distance operators. Tariffs for interconnection and traffic transit services are regulated by the Federal Service for Communication Supervision.

3. 2006 changes in interaction with interconnected operators

According to the statutory acts effective since January 1, 2006, settlement procedure between interconnected has essentially changed too.

Prior to January 1, 2006 settlements for interconnection and traffic transit services were of a one-way character. Interconnected operators received a share of revenues from DLD and ILD, intra-zone services depending on the degree of their participation in technological process of the services' provision.

After January 1, 2006 settlements for interconnection and traffic transit services at rendering all kinds of telephone services have a mutual character and include the following kinds of payments: payment for organization of a connection point; payment for maintenance of a connection point; payment for traffic transit services.

At present the Issuer is carrying out the campaign on renegotiation of the existing contracts with interconnected operators.

4. Introduction of a new procedure of interaction between fixed-line operators and mobile operators.

According to changes in the Federal law "On Communications" related to cancellation of payments for incoming calls effective since July 1.2006, both procedure of interaction between fixed-line operators and mobile operators and settlement procedure for telecom services have changed. All calls made from fixed-line phones to mobile subscribers are charged as intra-zonal calls. Limit tariffs for intra-zonal calls from fixed-line phones to mobile subscribers were established by the Order of the RF Federal Tariffs Service № 123-c/1 of 19 June 2006 ranging from 0,75 rubles (minimal tariff) to 1.50 rubles (maximal tariff) per

minute. The Issuer fixed its tariffs for these intra-zonal calls at maximal tariff limit.

5. *Provision of universal telecom services.*

According to the new law "On communication", universal communication services are guaranteed in the RF. A universal service operator to be named in a bidding shall provide a universal communication service. Where no applicants are available, an operator having a status of significant operator in the territory may be appointed as such operator. Currently, an interregional company is the only communication operator of such level over most of the RF. Therefore, it will be assigned the "universal service operator" functions. In this case, the operator may not deny the duties assigned thereto.

Provision of a universal service implies provision of a minimum scope of telecommunication services in all communities. Article 57 of the Federal law "On Communications" defines the requirements for provision of universal services:

rendering universal services provided from payphones – it must not take more than one hour for a user of universal services to arrive at a payphone on foot; at least one payphone must be installed in each inhabited locality and it must ensure free access to emergency services.

In 2006 "UTK" PJSC won open biddings on rendering universal services provided from payphones in the Rostov and Astrakhan regions, Adygeia Republic, Kabardino-Balkaria Republic, Karachaevo-Cherkessia Republic, Severnaya Osetia - Alania Republic, Krasnodar Kray, Kalmykia Republic, Volgograd region and Stavropol Kray.

Under the terms of the bidding the Astrakhan branch of "UTK" PJSC is obliged to start provision of universal services in the Astrakhan region no later than six months after the date of signing the agreement between the Company and the Federal Communications Agency, i.e. from November 5, 2006, and to install 420 universal payphones in 406 regional centers of population by May 5, 2007. The Issuer plans to invest 50.8 million rubles in this project implementation. Maximal size of annual reimbursement of the expenses incurred by the Company in respect of provision of universal telecom services to be compensated from the universal service reserve is expected to amount to 54.2 million rubles.

The Company started to fulfill its obligations and installed 4 payphones as of the end of 1Q2007.

Under the terms of the bidding the Rostov branch of "UTK" PJSC is obliged to start provision of universal services in the Rostov region no later than six months after the date of signing the agreement between the Company and the Federal Communications Agency, i.e. from October 13, 2006, and to install 2,223 universal payphones in 2,042 regional centers of population by April, 13, 2007. The Issuer plans to invest 136.8 million rubles in this project implementation. Maximal size of annual reimbursement of the expenses incurred by the Company in respect of provision of universal telecom services to be compensated from the universal service reserve is expected to amount to 188.1 million rubles.

The Company started to fulfill its obligations and installed 657 payphones as of the end of 1Q2007.

Under the terms of the bidding the Volgograd branch of "UTK" PJSC is obliged to start provision of universal services in the Volgograd region no later than six months after the date of signing the agreement between the Company and the Federal Communications Agency, i.e. from June 26, 2007, and to install 1,425 universal payphones in 1,338 regional centers of population by December 27, 2007. The Issuer plans to invest 152.1 million rubles in this project implementation. Maximal size of annual reimbursement of the expenses incurred by the Company in respect of provision of universal telecom services to be compensated from the universal service reserve is expected to amount to 51.5 million rubles.

The Company has not started to fulfill its obligations by of the end of 1Q2007.

Under the terms of the bidding the Adygeia branch of "UTK" PJSC is obliged to start provision of universal services in the Adygeia Republic no later than six months after the date of signing the agreement between the Company and the Federal Communications Agency, i.e. from June 4, 2007, and to

install 194 universal payphones in 185 regional centers of population by December 4, 2007. The Issuer plans to invest 17.1 million rubles in this project implementation. Maximal size of annual reimbursement of the expenses incurred by the Company in respect of provision of universal telecom services to be compensated from the universal service reserve is expected to amount to 8.9 million rubles.

The Company has not started to fulfill its obligations by of the end of 1Q2007.

Under the terms of the bidding the Kabardino-Balkaria branch of "UTK" PJSC is obliged to start provision of universal services in the Kabardino-Balkaria Republic no later than six months after the date of signing the agreement between the Company and the Federal Communications Agency, i.e. from June 4, 2007, and to install 188 universal payphones in 166 regional centers of population by December 4, 2007. The Issuer plans to invest 9.9 million rubles in this project implementation. Maximal size of annual reimbursement of the expenses incurred by the Company in respect of provision of universal telecom services to be compensated from the universal service reserve is expected to amount to 11 million rubles.

The Company has not started to fulfill its obligations by of the end of 1Q2007.

Under the terms of the bidding the Northern Ossetia branch of "UTK" PJSC is obliged to start provision of universal services in the Northern Ossetia Republic no later than six months after the date of signing the agreement between the Company and the Federal Communications Agency, i.e. from May 8, 2007, and to install 164 universal payphones in 158 regional centers of population by November 8, 2007. The Issuer plans to invest 11.1 million rubles in this project implementation. Maximal size of annual reimbursement of the expenses incurred by the Company in respect of provision of universal telecom services to be compensated from the universal service reserve is expected to amount to 5.4 million rubles.

The Company has not started to fulfill its obligations by of the end of 1Q2007.

Under the terms of the bidding the Kalmykia branch of "UTK" PJSC is obliged to start provision of universal services in the Kalmykia Republic no later than six months after the date of signing the agreement between the Company and the Federal Communications Agency, i.e. from June 27, 2007, and to install 264 universal payphones in 254 regional centers of population by December 12, 2007. The Issuer plans to invest 26.1 million rubles in this project implementation. Maximal size of annual reimbursement of the expenses incurred by the Company in respect of provision of universal telecom services to be compensated from the universal service reserve is expected to amount to 11.1 million rubles.

The Company has not started to fulfill its obligations by of the end of 1Q2007.

Under the terms of the bidding the Karachaevo-Cherkessia branch of "UTK" PJSC is obliged to start provision of universal services in the Karachaevo-Cherkessia Republic no later than six months after the date of signing the agreement between the Company and the Federal Communications Agency, i.e. from June 4, 2007, and to install 134 universal payphones in 129 regional centers of population by December 4, 2007. The Issuer plans to invest 8.0 million rubles in this project implementation. Maximal size of annual reimbursement of the expenses incurred by the Company in respect of provision of universal telecom services to be compensated from the universal service reserve is expected to amount to 6.8 million rubles.

The Company has not started to fulfill its obligations by of the end of 1Q2007.

Under the terms of the bidding the Stavropol branch of "UTK" PJSC is obliged to start provision of universal services in the Stavropol kray no later than six months after the date of signing the agreement between the Company and the Federal Communications Agency, i.e. from June 27, 2007, and to install 875 universal payphones in 844 regional centers of population. The Issuer plans to invest 44.2 million rubles in this project implementation. Maximal size of annual reimbursement of the expenses incurred by the Company in respect of provision of universal telecom services to be compensated from the universal service reserve is expected to amount to 29 million rubles.

The Company has not started to fulfill its obligations by of the end of 1Q2007.

Under the terms of the bidding the Krasnodar branch of "UTK" PJSC is obliged to start provision of universal services in the Krasnodar kray no later than six months after the date of signing the agreement between the Company and the Federal Communications Agency, i.e. from June 4, 2007, and to install 1,693 universal payphones in 1,509 regional centers of population by December 12, 2007. The Issuer plans to invest 133.4 million rubles in this project implementation. Maximal size of annual reimbursement of the expenses incurred by the Company in respect of provision of universal telecom services to be compensated from the universal service reserve is expected to amount to 67.1 million rubles.

The Company has not started to fulfill its obligations by of the end of 1Q2007.

There is a risk for the Company of late and incomplete refunding of its expenses (losses caused by provision of universal telecom services) from the Universal Service Fund. In addition, there is a risk of late determination of the procedure for refunding losses caused by provision of universal telecom services (according to item 3 of Article 61 of the Federal law "On Communications" the procedure shall be determined by the Government of the Russian Federation - Decree of the Government of the Russian Federation N 246 dated 21 April 2005), which will entail growing accounts receivable and lower profitability of the operator's business. When the universal communication service is introduced, all active communication operators in the RF will have to make regular deductions to the universal service reserve. However, the industrial regulatory documents do not describe the mechanism of calculation or revision of the size of such deductions, which means a risk for communication operators.

6. Introduction of the time-based billing system which may result in decrease of the Company's revenues.

According to the new version of the law «On Communications», starting from February, 2007 fixed-line operators have introduced a new system of tariff plans allowing the subscriber to choose one the following tariff systems:

- Unlimited system with high fixed subscriber fee;

- Time-based system with low fixed subscriber fee and per-minute charging of calls;

- Combined system when a certain volume of guaranteed pre-paid traffic is included in subscriber fee.

If most subscribers chose time-based billing system, the Company would receive less profit than it could receive if subscribers chose unlimited system with high fixed subscriber fee.

7. Change of conditions of licensing of some telecom services by regulating bodies may cause the necessity to redistribute the Company's resources and to change the plans on provision of such services.

8. Increase in volume of social projects and special projects which are being implemented by the Company within the framework of federal and regional target programs aimed at development of infocommunication infrastructure, broadening the range of provided telecom services and their improvement.

This may result in efficiency decrease of investment programs' implementation and in reception of fewer proceeds than it was planned for the future periods.

9. Changes in the Rules of Interconnection and interaction between Communication Networks introducing from August 1, 2006 the service of origination of local calls on UTK's network caused increase in dial-up Internet providers by 100% on average. The Company expects significant dial-up subscribers' flow-out in favor of broadband access services. In connection therewith the following risks occur:

1.1. Reduction of dial-up subscriber base and decrease in revenues from this service.

1.2. Due to limited technical resources it will be impossible to connect all comers to broadband access services.

Risks related to possible variation of prices for raw materials and services used by the Issuer in its business. Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

The risks exist that prices for equipment, electricity and other services (products) used by "UTK" PJSC during its activities may increase resulting in production (service) cost growth

Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

Generally, influence of sector risks on the Issuer's business is estimated as high. Regulatory changes of 2006 had a material impact on the Issuer's business. Since many of the new rules for provision of communication services became effective from January 1, 2006, there is actually no enforcement practice currently existing as to the new provisions of the industrial legislation, and therefore there may be differences in the interpretation of the legal provisions by the regulator and by the Company. So the regulator may dispute the Company's interpretation of the appropriate provisions of the industrial regulations and impose the corresponding sanctions. The specified risks may result in decrease of the Issuer's expected revenues that will have an adverse effect on its paying capacity and fulfillment of its obligations in respect of securities.

Risks related to possible variation of prices for the Issuer's products and/or services (separately for the domestic and international market). Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

According to the active laws, the rates for services of operators recognized as natural monopolists are subject to regulation by the RF antitrust authorities. According to the Federal law № 147-FZ of 17.08.1995 (restated on 29.12.2006) "On Natural Monopolies", interregional communication operators are natural monopolists and their business is subject to regulation by antitrust authorities.

By the Order of the Federal Communication Supervision Service of 24 October 2005, the Company has been included in the Register of operators having a significant status in public communications network. Therefore the Company's tariffs for interconnection and traffic transit services are subject to governmental regulation.

State regulation of the telecommunication industry brings risks and uncertainty common for all interregional companies into the Issuer's business. They are related to tariff revision and restricted cross-subsidizing. Any change in the rates charged by natural monopolist operators requires approval by the RF antitrust authorities, and may therefore lag behind the variations of the actual economic situation and of the operator's costs. Therefore, the natural monopolists see the risk of delayed tariff updating, which impairs their competitiveness and may adversely affect their business profitability. Within the framework of reform of pricing of telecom services, local tariffs are to be increased and cross-subsidy of local telephony at the expense of long-distance services is to be eliminated. Work on improvement of tariff policy is carried out by holding of Svyazinvest together with Ministry of information technologies and communications of the Russian Federation and the Federal Antitrust Service

By Resolution No. 627 of the Russian Federation Government "On Governmental Regulation of Prices for Connection Services and Traffic Passage Services Provided by Operators Having a Material Position in the Public Access Communication Network" dated October 19, a compensation bonus to the price for initiation of local and zonal calls aimed intending to achieve an intra-zone, long-distance, or international connection, is granted to operators for the period till January 1, 2008. By Order No. 732-c/6 of the Federal Tariff Service of Russia dated 20.12.2005, a compensation bonus of RUR 0.64 per minute to the price for local and zonal call initiation services was granted to the Company. When the compensation bonus is cancelled from 1 January 2008, the Issuer's revenues from this kind of services will decrease.

Hypothetical actions of the Issuer in case of unfavorable development of the market situation to minimize the specified risks:

- ***to optimize its operating costs structure;***

- *to revise the investment program;*
- *to adjust its pricing and marketing policies;*
- *to change the structure of provided services in order to maximize the profit.*

2.5.2. National and regional risks

The Issuer operates in the Russian Federation, hence, sees all national risks inherent for the Russian Federation.

National risks of the Russian Federation are typical for the companies operating in the emerging markets. Political risks are among the basic national risks. Political situation in Russia is less predictable due to high concentration of political authority and political immaturity of the society. Unpredictable political pressure and actions of regulatory bodies have a negative impact on inflow of domestic and foreign direct investments necessary to support the economic growth and its efficiency. Political uncertainty and slowdown of structural reform are likely to intensify before presidential elections of 2008.

In future, the reasons of the situation destabilization may be:

1) Interference of the government regulatory bodies into the activity of interregional telecom companies. The number of subjects controlled by the regulator is being reduced. Hence, the Issuer which occupies leading positions in the Northern Caucasian region communication segment may attract more attention to its activity from the part of the state regulatory authorities.

2) Reduction by regional authorities of financing of programs of telephonization of their regions.

Main factors of national risks are the following:

- *imperfection of the legislation regulating economic relations;*
- *inefficiency of judicial system;*

Change of management in the Southern federal district and rise to power of opposition are the main regional political risks.

The other risk factors that may affect the issuer's activity are:

- short period of the consolidated company lifetime that may result in risks and difficulties which are not obvious at the present moment;

- uncertainty in formation of tariffs established by the regulator and their impact on the Company's operations;

- one of the main national risks is tax risk, i.e. presentation of tax claims by fiscal bodies.

Risks related to potential military conflicts, imposing of the state of emergency and strikes in the country (countries) and the region where the issuer is registered as a taxpayer and/or carries out core activity:

Regional risks should be estimated as more significant, than national ones due to the fact that the Issuer operates in the territory of Northern Caucasus, which is the most politically unstable region of Russia.

Among the factors of regional investment risk for SFD, sociopolitical risks owing to presence of the potential centers of development of conflicts in boundary territories of Northern Caucasian Republics and affinity of the Chechen republic are of the greatest importance. The basic risks are connected with the possibility of nationalization of the private capitals at sharp change of a political policy or their destruction in case of armed conflict. There is a risk of armed conflicts in Northern Caucasian republics and, therefore, faulty operation of cellular operators, serving the territory, and increase in traffic volume passing through UTK's communication networks. In case of emergency all communication facilities will be under strong protection of security service of "UTK" PJSC and FGUP "Svyaz -Bezopasnost". However, the basic part of the territory of the Southern federal district is occupied by the subjects of the Russian Federation with quite favorable conditions for development of business. It is important to note that "UTK" PJSC does not operate in the territory of the Chechen and Ingush republics which sociopolitical instability considerably worsens an integrated risk parameter of SFD. However the Issuer

plans to start operations in these regions in the foreseeable future.

At present process of creation of vertically and horizontally integrated holdings, reorganization of the companies continues in the district that in the future may lead to increase of efficiency of business sector of the district, and thus to growth of investments into economy of SFD. In opinion of the Issuer, an economic situation in the region and relations with administrations of the subjects of the Federation and municipalities are developing positively that affects favorably the activity of the company and execution of its obligations. However contradictions between federal and regional authorities may create uncertainties in the sphere of the Issuer's operations that will hamper long-term planning and will decrease value of investments in Russia

Risks related to geographical features of the country (countries) and of the region where the issuer is registered as a taxpayer and/or carries out core activity, including heightened danger of natural disasters, potential termination of transportation service due to remoteness and/or inaccessibility, etc.:

The territory of the Northern - Caucasian district is characterized by high natural and climatic risks connected with geographical features of the region. At the same time "Southern Telecommunications Company" PJSC has many years' experience of successful liquidation of consequences of natural disasters related to technical means and telecom infrastructure. "UTK" PJSC closely cooperates with federal and regional bodies of the Ministry of Emergency Measures of Russia and in case of emergency gets essential state support. "UTK" PJSC carries out regularly preventive actions with a view of prevention and minimization of influence of unfavorable climatic conditions on efficiency of the Company's economic activities.

In case of any deterioration of the situation in the district, the Issuer will fulfill its obligations under securities at the expense of its operating profit and, if necessary, it will attract commercial bank credits for that purpose.

On the basis of the abovementioned facts we can make a conclusion about the moderate level of regional risks.

Risks related to political and economic situation in the country (countries) and in the region where the issuer is registered as a taxpayer and/or carries out core activity provided that the issuer's core activity in this country (region) accounts for 10 and more percent of income for the last completed reporting period:

The Issuer operates in the Southern federal district. Economic situation in the Southern federal district may become worse in case of the following material changes in Russian economy: drastic changes of national currency exchange rate that may result in reduction of the number of industry and agricultural enterprises of all forms of ownership operating in the district, growth of unemployment, decrease in the solvent demand of population.

Hypothetical actions of the issuer in the event of negative impact of the change of situation in the country (countries) and the region on its activity:

Such succession of events would result in suspension of the Issuer's investment program, decrease in volume of telecommunications services provided by the Issuer in the territory of the Southern federal district, and slowdown of revenue base growth. In this case the Issuer plans to fulfill its obligations under bonded loans at the expense of its operating profit and, if necessary, it will attract short-term bank credits.

2.5.3. Financial risks

Risks associated with change of interest rates, exchange rate of foreign currencies (in connection with the Issuer's operations or hedging carried out to reduce adverse results of the above-stated risks):

The Issuer being an operating entity may be affected by the following financial risks:

Currency risks;
Market risks;
Liquidity risks.

Negative changes of monetary management in the country, of currency rate and the increase in interest rates under the funds raised by the issuer, as well as considerable growth of inflation rates may result in growth of the issuer's costs, and hence, negatively affect the issuer's financial results. In addition, we can not rule out completely possible changes in the structure and professional level of the issuer's managers which may negatively affect the efficiency of adopted managerial decisions, including those connected with hedging applied by the issuer to reduce unfavorable effects of the above-said risks.

Currency risks:
Essential changes of currency rates may increase the costs, reduce contingency reserve provisions and/or reduce the issuer's capabilities of debt servicing. During several years gradual drop of RUR/US$ rate have been observed, however since 2003 the position of ruble to US dollar has been strengthening. The ability of the Government and Russia's Central Bank to maintain stable ruble rate will depend on many political and economic factors, among which are control of inflation level and build up of foreign currency reserves at sufficient level to maintain the ruble rate. But even in case of drastic drop of currencies rate to minimize the negative impact the issuer will be able to reduce the share of obligations in foreign currency by orienting itself to the vendors the settlements with which are made in the Russian Federation currency.

A certain part of the Issuer's liabilities is nominated in US dollar and Euro (21.17% and 3.37 % respectively as of 31 December 2006 and 20.67% and 3.49% respectively as of March 31, 2007).

In August, 2006 the Issuer obtained syndicated credits worth 175 million US dollars. Currency obligations accounted for 21.17% of total borrowings as of 31.12.2006 and for 20.67% as of 31.03.2007. Devaluation of ruble in relation to US dollar and EURO can negatively affect efficiency of the Issuer's operations (profitability, earning capacity) due to increase in expenses in ruble terms.

In case of significant devaluation of ruble the Issuer may experience difficulties in fulfillment of obligations as in this case the growth of tariffs may not be sufficient to compensate for the drop of services volume in physical terms.

Hypothetical actions of the issuer in the event of negative impact of the change of currency rate and of interest rate on the issuer's activity:
In case of considerable devaluation of ruble the issuer is planning to take the following actions:
- to optimize (reduce) costs;
- to revise the investment program;
- to take measures to improve the turnover of accounts receivable.

Market risks:
Market risks are characterized by the following factors:

1. ***Possible unfavorable developments in economy and economic conditions of Russia.***

Adverse financial or economic conditions are likely to reduce business activity of consumers of services provided by "UTK" PJSC and, hence, their demand for telecommunication services. Besides, some subscribers may become unable to pay for all or part of the services provided by the Company. In such cases non-cash payment methods (set-offs, promissory notes, etc.) can be applied, that will also have a negative impact on the Issuer's financial position and liquidity.

In addition, the Issuer's cash assets accumulated on bank accounts may be withdrawn from circulations in case of crisis of Russian bank system and-or separate banks.

To minimize possible losses at occurrence of Russian bank system crisis, "UTK" PJSC plans to undertake steps to maintain high level of current liquidity, to obtain open credit limits in commercial banks, to form

credit portfolio with long- term maturity and proportional service schedule. "UTK" PJSC uses financial instruments oriented to domestic and foreign participants of the financial market (bonds, syndicated credits). The Company deposits its money resources in banks having a high degree of reliability.

2. Change of interest rates. Changes in monetary and credit policy in the country may lead to inflation growth, increase of interest rates on borrowings used by the Issuer, and, accordingly, to essential growth of expenses.

The company sees the risk of possible losses related to increase in cost of debt service.

Depending on character of interest rates' changes we can determine the following subtypes of credit risks:

- risk of the general change of interest rates - risk of growth or reduction of interest rates on all investments in one or several currencies, not depending on their terms and credit ratings;

- risk of change of the structure of interest rates - risk of rates changes on short-term investments in comparison with long-term ones (or vice versa), not depending on changes in general interest rates level;

- risk of credit spread changes - risk of change of rates on investments with certain credit ratings in comparison with rates on investments with other ratings, not depending on changes in general interest rates level;

The situation in the credit market is characterized by stable interest rates having an insignificant downtrend that allows to speak about the insignificant risks connected with change of interest rates.

Interest rates of commercial banks being reduced, the Issuer undertakes actions to change the conditions of the current credit contracts and agreements relating to reduction of cost of credits, as well as to refinance its debt in order to decrease interest expenses.

The Issuer believes it expedient to use financial instruments having both floating (variable) and fixed interest rate.

Instruments with floating rate are obligations which service cost is established for the certain percentage period on the basis of market rates (Libor, Euribor).

Usage of these instruments allows it to extend term of loans in the existing market and to broaden the circle of potential investors.

In case of negative impact of interest rates' changes on the Issuer's activity, the Issuer can undertake the following measures for their reduction:

to reduce share of obligations with floating interest rate;

to revise the investment program.

The impact of inflation on repayments under securities, critical, in the issuer's opinion, inflation rates, as well as hypothetical actions of the Issuer to reduce the specified risk:

During the last years the inflation rate in Russia has been decreasing. In 2003 the inflation rate was 12 %, in 2004 – 11.7 %, in 2005 – 10.9%, in 2006 – 9%.

According to the Bank of Russia 2007 inflation rate will be 7% and according to Russia's Ministry of Economic Development in 2007 the inflation is expected to be at 6 – 7.5%. They expect it to make 4-5.5% in 2008 and 4-5% in 2009.

The Issuer estimates the critical inflation rate at which the Issuer may have difficulties with fulfillment of its obligations under securities, at 25% per annum which is much higher than the expected inflation rate.

From the point of view of the Issuer's financial results, the effect of the inflation factor is polyvalent. Lower inflation rates given a continuing economic growth will promote further growth of real earnings of the population and the corporate sector, thus increasing consumption of communication services. On the contrary, higher price rise rates may result both in lower consumption of communication services and in

the Issuer's higher costs (for example, due to a fuel price rise) and higher borrowed funds cost, causing a decrease in profitability indices.

Liquidity risks

The above-mentioned risks form the liquidity risk, i.e. the probability of losses due to cash deficit at required time, and as consequence the Issuer's failure to fulfill its obligations. The occurrence of such risk event may result in fines, penalties and damage to the issuer's goodwill, etc.
The Issuer manages the liquidity risk through planning cash flows, analysis of scheduled and actual cash flows for the entire "UTK" PJSC and also for its regional branches. Occurring problems with absolute liquidity are resolved by raising credits and loans, and also by establishing the priorities of payments.

To minimize liquidity risks, the Issuer maintains open bank credit limits at no less than 3 billion rubles, forms the credit portfolio with average maturity of more than 2 years and proportional repayment schedule.

Indicators of the financial reporting of the Issuer most subject to financial risks (the risks, probability of their occurrence and the nature of changes in the reporting):

In the Issuer's opinion, such financial indicators as profit and accounts payable are most subject to influence of the financial risks listed herein. Financial risks have a minimum effect on revenue. Probability of financial risks listed herein (sudden change of exchange rates, inflation, growth of interest rates) is estimated by the Issuer as low for the nearest years. Nevertheless, should such risks occur, cost price of services provided may increase and the profit may reduce, that could be partially compensated by tariff growth and decrease in volume of borrowed funds.

2.5.4. Legal risks

The Issuer is equally exposed to legal risks as other enterprises in the Russian Federation.

"UTK" PJSC acts as a telecommunications operator; the Issuer does not export any products, works or services. In this connection we describe legal risks only for domestic market.

Risks of change of currency exchange regulations:

Risks connected to change of currency exchange regulation are minimal in the Issuer's opinion. Risks connected to the change of the currency exchange legislation are being reduced due to the current policy on liberalization of currency exchange regulation.

Risks of change of tax legislation:

At present risks associated with possible changes in tax laws are minimal in the Issuer's opinion.
However, Russian tax legislation is subject to varying interpretations. So the interpretation of the tax legislation by the tax authorities can be very strict. As a result, tax authorities may challenge transactions and accounting principles, not claimed by them before, and the Company may be assessed additional taxes, penalties and interest which can be significant. Tax books remain open to review by the tax authorities for three years. Under certain conditions, even earlier periods may be audited.

Recent court decisions of various degrees of jurisdiction of the Russian Federation on privatization and taxation matters casting doubt on some law interpretations, that has been universally accepted until recently, increase risk of possible trials for many Russia companies, including the Issuer.

The Issuer's management believes that as of 31 March 2007 the corresponding provisions of the current law are interpreted by it correctly, and the position of the Company in respect to law observance is most likely to remain intact. At the same time it is highly probable that the current opinions of the Issuer's management in respect of some law interpretations and taxation mattes can be later on considered by the state fiscal bodies as not having sufficient ground.
The Issuer's management believes that the issuer's tax liabilities for the reporting and previous tax periods were charged properly and completely reflected in the Issuer's accounting statements. However, based on the results of tax inspections of other companies of OJSC "Svyazinvest" group performed

recently, the Issuer's management assumes the availability of the risk that tax authorities may present substantial tax claims to the Issuer in regard to the issues allowing various interpretations by tax legislation, and in particular, settlements with other telecom operators under the contracts of network interconnection. The issuer's management believes that the Issuer has the arguments sufficient for successful contestation of potential claims in the court. However, at present the perspective of court proceeding in regard to tax claims is rather uncertain due to the lack of established court practice on these tax issues.

Risks associated with change of customs laws and duties:

As the most part of acquired telecommunications equipment is imported or made of component parts of foreign manufacture, change of the customs Rules and customs duties can result in certain risks for the Issuer associated with rise in prices of acquired equipment.

Effect of changed requirements for licensing of the Issuer's core business or for licensing of the rights to use facilities of restricted circulation (natural resources included):

According to the effective legislation, the Issuer's core activity is subject to licensing. Pursuant to the Federal law "On Communications" of 07.07.2003 list of license terms shall be formed and approved by the RF Government annually. RF Government Regulation № 87 of February 18, 2005 "On approval of the list of communication services introduced into licenses and of the listing of license provisions"(restated on 29 December 2005) established the list of communication services subject to licensing as well as the list of license terms.

License terms established in earlier issued licenses are valid in the part not contradicting effective legal regulations.

Risks of changes in judiciary practices on the matters relating to the Issuer's activity (including on licensing matters) which can have an adverse effect on its performance results as well as the results of the current litigations in which the Issuer is a participant:

Changes in court practices on the matters relating to the Issuer's activity are possible due to uncertainties in legal regulation of separate kinds of services and conditions of economic activities in the telecommunications sector after coming into force since January 01, 2004 of Federal law № 126-FZ "On Telecommunications" and other legal regulations effective since 2005 and 2006. There is also a risk of occurrence of new kinds of litigations.

2.5.5. Risks connected to the Issuer's activity

Company-specific risks, including:

Risks related to the current litigations in which the Issuer is a participant:

In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Issuer concerning the repayment of debts due to Vnesheconombank valued at 33,346,039.43 Euro as of December 27, 2006 (including 18,651,678.20 euro of principal debt, 3,584,429.58 euro of interest payable, 1,583,936.2 euro of insurance commission payable to the Ministry of Finance of the Russian Federation, 9,525,995. 44 euro of penalty interest payable).

In December 2006 the Company concluded an amicable agreement with the Ministry of Finance of the Russian Federation which conditions were approved by the Arbitration court of the Krasnodar kray on 5 March 2007. The amicable agreement has come into force since December 27, 2006 providing for settlement of debts through their re-structuring with simultaneous write-off of penalty interest charged for late fulfillment of obligations. Restructured debts will be paid (repaid) annually by equal portions till January 1, 2012.

To ensure fulfillment of obligations under the amicable agreement, the Company concluded with the Ministry of Finance of the Russian Federation a pledge of property agreement for total amount of 1,260,214 thousand rubles (excl. VAT).

On 26 December 2005 "UTK" PJSC registered a claim in the arbitration court contesting the decision of tax bodies, namely, Decision N 9 of 16 December 2005 resulting in back-tax claim N198 (ref. N58-11-09/7257) of 21 December 2005 issued to "Southern Telecommunications Company" PJSC. According to the Decision underpaid taxes amounted to 677,979,856.04 rubles and the amount of penalties interest made 240,261,304.64 rubles; the underpaid taxes and penalties should be paid till 30 December 2005 The Company also filed a request to the Moscow Arbitration court to suspend the execution of Decision № 9 of Russia's Inter-regional Tax Inspectorate № 7. On 28th December 2005 the request was upheld and the execution of Decision № 9 of Russia's Inter-regional Tax Inspectorate № 7 was suspended till making court decision on the case. On the 5th of March 2007 the Moscow Arbitration court held a stated hearing of the case related to UTK's claim contesting the Decision of Russia's Inter-regional Tax Inspectorate № 7 of 26th December 2005 regarding a back-tax claim issued by it to "Southern Telecommunications Company" PJSC. As a result, the Moscow Arbitration Court postponed the hearing of the case till the Court decisions on two similar cases came into force, as those decisions were of a prejudicial character for the case. Besides, the Moscow Arbitration Court wanted the judicial practice regarding such cases to be uniform.

CJSC "Vestelcom" advanced a claim against "UTK" PJSC demanding to recover debts under the contract of joint activity of 15.11.1995 in the sum of 33,323,488 rubles and to pay penalty fee of 10,169,349 rubles. CJSC "Vestelcom" also advanced a claim against "UTK" PJSC demanding to return the contribution in the form of a 2.5%-share of the building of Dom Svyazi located at the address: 22, Pionerskaya Street, Maikop, as well as to return the contribution in monetary form amounting to 9,680 thousand rubles, to replace the value of diesel plant (136,000 rubles) and the value of ACP equipment (465,169 rubles).

Risks concerning a possibility of prolongation of the Issuer's licenses for use of objects having limited circulation (including natural resources):

Conditions of obtaining new licenses by telecom operators and prolongation of the existing ones shall be determined by federal executive authority which is now the Ministry of information technologies and communications of the Russian Federation. The Ministry is entitled to define the licensing method for separate kinds of services and for separate territories of the Russian Federation — on competitive basis or by application of a telecom operator. In compliance with Decree No. 314 of the President of the RF dated March 9, 2004 and with the RF Government Resolution No. 163 of 06.04.2004, communication business will be licensed by the Federal Communication Supervision Service.

RF Government Regulation № 87 of February 18, 2005 "On approval of the list of communication services introduced into licenses and of the listing of license provisions"(restated on 29 December 2005) established the list of communication services subject to licensing as well as the list of license terms.

The license can be extended if the licensee operates in conformity with the license requirements, that is regularly checked by the authorized supervising bodies.

The period of "UTK" PJSC licenses expires at different times in the range of the years 2007 - 2011 and can be prolonged after submitting an application to the Federal Communication Supervision Service. "UTK" PJSC has no guarantees that the licenses will be extended upon expiry of their term of validity, and that the liabilities will not be increased and/ or that the rights will not be reduced under extended licenses, which would involve higher costs, and possibly a restriction of the communication service zone. If the Issuer fails to extend the existing licenses or to obtain updated licenses on conditions comparable to the current ones, it will have to reduce the scope of services provided, which will entail a decrease of the number of subscribers. On the other hand, the term of validity of the licenses for provision of communication services making the largest segment in the Company's earnings is 1-4 years, which materially reduces the mid-term risk of uncertainty in license prolongation.

Other risks related to possible liabilities of the Issuer for third parties' debts, including the Issuer's subsidiaries:

The following risks related to possible liabilities of the Issuer for third parties' debts may occur:

Default of the obligations of OJSC "RTK-LEASING" under credit contracts with the Sberbank of

Russia, the Issuer acting as the guarantor. Liabilities under the contracts of guarantee amounted to 1,407,476,372.83 rubles as of 01.01.2007 and 1,219,587,430 rubles as of 31.032007.

Risks related to liabilities of the Issuer for the debts of its subsidiaries are minimal, as the Issuer has no right to give obligatory instructions for subsidiaries (such right is not stipulated by the charters of subsidiaries or by the contracts with them).

Risks associated with possible loss of customers accounting for more than 10 percent of the Issuer's total revenue from sale of products (works, services):

There are no customers accounting for more than 10 percent of the Issuer's total revenue from sale of products (works, services). Therefore, there are no risks associated with possible loss of such customers.

Risks associated with the necessity to update production assets for maintenance of the required volume of operations and quality of services:

Current condition of production assets comply with the Issuer's needs. Written off out-of-date equipment is being renewed on a planned basis in view of growing demand of subscribers for new telecom services.. In the nearest 5 years to come the Issuer will not require nonscheduled replacement of the production equipment.

To meet new regulatory requirements, the Company should provide for the following conditions:

- *technical conformity of the Company's network with the requirements established for long-distance communication networks, including provision of access to the network from any federal administrative district of the Russian Federation;*
- *the Company's readiness to provide long-distance services to any local subscriber.*

1Q2007 capex amounted to 496,799 thousand rubles including, capital expenditures on bringing the Company's networks to conformity with the requirements of new sector statutory acts related to construction of telecommunication networks and traffic transit.

The Company expects 2007 capital investments to reach 3,024,077 thousand rubles, including expenses for conformity with the requirements of new sector statutory acts related to construction of telecommunication networks and traffic transit.

Risk related to non-refunding of the cost of the purchased software products.

In 2003 the Issuer got a non-exclusive right to use software product Oracle E-Business Suite. This software product is being introduced now. The Company is planning to complete the implementation of the system in 2007-2009.

The product's value will be written off to normal operation costs during the useful life, which is defined to be 10 years.

In August 2006 Master system Release 1 was put into commercial operation including such modules as «Non-circulating assets", «Personnel» and «Time register».

At present implementation of this project has slowed down. In case of the project termination value of investments in Oracle E-Business Suite will be decreased by 739,637 thousand rubles.

In the Issuer's opinion, book value of these assets corresponds to their recovery cost. During the software functioning the Issuer will continue to estimate the recovery cost on a regular basis.

At the end of 2004 the Issuer got licenses for the software product Amdocs Billing Suite for the purpose of unified automated settlements system implementation. The Issuer considers this product to be a necessary condition for development of deregulated services, which is one of the Issuer's medium-term priorities.

At present the Company started to introduce this software product. The Company will amortize this asset to normal operation costs starting from the date of software implementation. Till then the Issuer plans to estimate depreciated cost of the product on a regular basis.

In the Issuer's opinion, book value of these assets corresponds to their recovery cost and makes 744,340 thousand rubles.

If the Issuer's plans on introduction of these software products are nor fulfilled, it will have an adverse impact on UTK's business and result in recognition of essential losses from write-off of these investments in the Issuer's financial statements.

Other Company-specific risks

Significant part of the Issuer's fixed assets, risks of losses in case of break in operations, responsibility before the third parties for property or ecological damage resulted from breakdowns and other accidents connected with the Issuer's assets or operations are not covered by insurance or security. Till they are not insured or secured, the risk exists that losses from property damage may have adverse effect on the Issuer's business and financial standing.

2.5.6. Bank risks

The Issuer is not a credit institution.

III. Detailed information on the Issuer

3.1. The History of the Issuer's Foundation and Development

3.1.1. Data on the Issuer's registered name

Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name:

PJSC "UTK"

The registered name of the Issuer is not similar to the name of any other legal entity.

The registered name of the Issuer is not registered as a trademark or a service mark.

Information about the previous Issuer's full and abbreviated registered names and legal organizational forms, dates and grounds of the changes.

1. Issuer's full registered name:

Open-type Joint-Stock Company "Kubanelectrosvyaz"

Abbreviated name: ***"Kubanelectrosvyaz" OJSC***

Date of change: ***20.05.1994***

Grounds for the change:

Open-type joint-stock company "Kubanelectrosvyaz" was founded according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

2. Issuer's full registered name:

Open Joint-Stock Company "Kubanelectrosvyaz"

Abbreviated name: ***"Kubanelectrosvyaz" OJSC***

Date of change: *06.06.1996*

Grounds for the change:

Bringing the Issuer's legal-organizational form to conformity with the Civil Code of the Russian Federation on the basis of the Minutes of the General Shareholders' Meeting of 22.05.1996 (The changes were registered by the Registration Chamber of Krasnodar № 2893 of 06.06.1996).

3. Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name: ***PJSC "UTK"***

Date of change: *28.06.2001*

Grounds for the change:

Resolution of the General Shareholders' Meeting of "Kubanelectrosvyaz" Open Joint -Stock Company of 30.05.2001 on making amendments in the Charter about renaming the Company into Public Joint -Stock Company "Southern Telecommunications Company"(registered by the Registration Chamber of Krasnodar №16048 of 28.06.2001).

3.1.2. Data on the State Registration of the Issuer:

Date of the Issuer's state registration: ***20.05.1994***

No. of the certificate of the state registration (or any other document confirming the state registration of the Issuer): ***series A № 494***

State registration number: ***186-p***

Authority of state registration: ***Registration Chamber of Krasnodar***

Certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002:

Date of registration: ***02.08.2002***

Number of the certificate: ***series 23 № 003062350***

State registration number: ***1022301172112***

Name of registering authority: ***Interregional inspectorate on the largest taxpayers of the Ministry of Taxes and Fees of the Russian Federation for Krasnodar Krai.***

3.1.3. History of Issuer's Foundation and Development

The Issuer has existed for 12 years and 10 months since the date of its state registration.

The Issuer has been established for an unlimited period.

Public Joint Stock Company "Southern Telecommunications Company" was founded as open joint-stock company "Kubanelectrosvyaz" by Committee on management of the state property of the Krasnodar Territory according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

20.05.1994. "Kubanelectrosvyaz" OJSC was registered by the Decree of the Head of Krasnodar Administration №186-p as a legal successor of the state-run telecom enterprise of the Krasnodar Territory "Rossvyazinform".

30.05.2001. General Shareholders' Meeting of "Kubanelectrosvyaz" OJSC approved the resolution on

introducing changes into the Company's Charter regarding renaming the Company into Public Joint Stock Company "Southern Telecommunications Company" (registered by Krasnodar Registration Chamber, № 16048 of 28.06.01).

02.08.2002. The Company was re-registered by the Interregional inspectorate № 4 of the Ministry of Taxes and Fees of the Russian Federation for the Krasnodar Krai and the entry was made in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002 under the main state registration number 1022301172112. date of making the entry was August 2, 2002.

31.10.2002. On the basis of the resolution of the General Shareholders' Meeting of "UTK" PJSC (former "Kubanelectrosvyaz" OJSC) approved on 21 December 2001 "Southern Telecommunications Company" PJSC was reorganized through merger of the following companies into it as branches:

"Volgogradelectrosvyaz"OJSC;

"KabBalktelecom" OJSC;

"Karachaevo-Cherkesskelectrosvyaz" OJSC;

"Svyazinform" OJSC, Astrakhan Region;

"Sevosetinelectrosvyaz" OJSC;

"Electrosvyaz of Adygeia Republic" OJSC;

"Electrosvyaz" OJSC, Kalmykia Republic;

"Rostovelectrosvyaz" OJSC;

"Electrosvyaz" OJSC, Stavropol Territory;

31.10.2002 Interregional inspectorate № 4 of the Ministry of Taxes and Fees of the Russian Federation for the Krasnodar Krai made an entry in the Single State Register of Legal Entities on state registration of the changes in the constituent documents of a legal entity (state registration of the reorganization) under main state registration number 202230117254;

21.01.2003. Joint Extraordinary General Shareholders' Meeting of "UTK" PJSC was held completing the process of the Company's formal reorganization.

PURPOSES OF THE ISSUER'S INCORPORATION

The main purpose of "UTK" PJSC is to gain revenues from providing services of local, domestic and international long-distance telephony, document communication, data transmission, wired radio, paging services, lease of communication channels and other kinds of telecommunication services.

"UTK" PJSC mission is to provide Southern regions of Russia with full range of integrated telecom services of high quality that will enrich living standards of the work collective and the whole society.

The Company's activity is aimed at:

- *integrating customers in common global infocommunication area;*
- *promoting mutual understanding between people, development of business and personality;*
- *creating conditions for professional promotion;*
- *participating in formation of high-performance economy of Russia.*

The licensed area of "UTK" PJSC covers 519.6 thousand sq. km. (3.5 % of territory of Russia) with population of 18.76 million people (12.92 % of the population of Russia). The main competitive advantage of "Southern Telecommunications Company" PJSC in the telecom market of the South of Russia is based on usage of unique infrastructure resources and technical means of the traditional operator, allowing to provide customers with maximal range of telecom services. After the reorganization "UTK" PJSC got the opportunity to use common information area, optimal planning and development of inter-regional communication networks for reduction of the services' cost price that would permit to obtain price leading position and to increase profitability.

3.1.4. Contact information

Seat of the Company: ***66, Karasunskaya Str., Krasnodar, 350000***
Phone: ***(861) 259-27-53***
Fax: ***(861) 259-18-48***
E-mail: ***operator@mail.stcompany.ru***
URL of the page in the Internet with information on the Issuer and on securities issued and/or to be issued by it: ***http://www.stcompany.ru***

Information about the special team of the Issuer (third person) working with the Issuer's shareholders and investors:

Securities Section:
Location: ***66, Karasunskaya Str., Krasnodar, 350000***
Phone: ***(861) 259-25-38, 253-02-07***
Fax: ***(861) 253-19-69***
E-mail:, ***ocb@mail.stcompany.ru***
URL of the page in Internet: ***http://www.stcompany.ru***

3.1.5. Taxpayer Identification Number

TIN of the Issuer: 2308025192

3.1.6. Issuer's branches and representative offices

1. Name: ***Adygeia branch***

Location: ***22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352700***
Established: ***8.01.2002***
Head: ***Chinazirov Yanvar Khadzhimusovich***
Power of Attorney is valid till: ***December 31, 2007***

2. Name: ***Astrakhan branch***
Location: ***7/8, Teatraljny per.,Astrakhan, 414000***
Established: ***8.01.2002***
Head: ***Prachkin Alexey Petrovich***
Power of Attorney is valid till: ***December 31, 2007***

3. Name: ***Volgograd branch***
Location: ***9, Mira Str.,Volgograd, 400131***
Established: ***8.01.2002***
Head: ***Martynenko Nikolay Vladimirovich***
Power of Attorney is valid till: ***December 31, 2007***

4. Name: ***Kabardino-Balkarian branch***
Location: ***14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000***
Established: ***8.01.2002***
Head: ***Shukhostanov Amdulkhamid Kistuevich***
Power of Attorney is valid till: ***December 31, 2007***

5. Name: ***Kalmykia branch***
Location: ***255, Lenin Str., Elista, Kalmykia Republic, 358000***
Established: ***8.01.2002***
Head: ***Kornyakov Arslan Bataevich***

Power of Attorney is valid till: ***December 31, 2007***

6. Name: ***Krasnodar branch***
Location: ***294, Golovatogo Str., Krasnodar, 350000***
Established: ***13.02.2002***
Head: ***Korotenko Svetlana Vasilievna***
Power of Attorney is valid till: ***December 31, 2007***

7. Name: ***Karachaevo-Cherkessian branch***
Location: ***17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357100***
Established: ***8.01.2002***
Head: ***Butko Alexander Semyonovich***
Power of Attorney is valid till: ***December 31, 2007***

8. Name: ***Rostov branch***
Location: ***47, Bratski per., Rostov-on-Don, 344082***
Established: ***8.01.2002***
Head: ***Metla Yuri Valentinovich***
Power of Attorney is valid till: ***December 31, 2007***

9. Name: ***Northern Ossetia branch***
Location: ***8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362040***
Established: ***8.01.2002***
Head: ***Kozhiev Beshtau Kanamatovich***
Power of Attorney is valid till: ***December 31, 2007***

10. Name: ***Stavropol branch***
Location: ***10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355035***
Established: ***8.01.2002***
Head: ***Bulguchev Ruslan Magometovich***
Power of Attorney is valid till: ***December 31, 2007***

3.2. Basic Business Activities of the Issuer

3.2.1 Branch to which the Issuer belongs

Codes of basic branch areas of the issuer's activities according to the OKVED classifier:

OKVED codes	Activity under the OKVED classifier
64.20	*Telecommunications*
64.20.11	*Telephone communication*
64.20.12	*Document communication*
64.20.2	*Broadcasting and distribution of TV and radio programs*
64.20.21	*Broadcasting and distribution of TV programs*
64.20.22	*Broadcasting and distribution of sound radio programs*
64.20.3	*Other telecommunication activities*
74.83	*Provision of secretary, editorial and translation services*
92.20	*TV and radio broadcasting activities*
22.22	*Polygraphic activity not included in other groups*
22.15	*Other publishing activities*

45.31	*Electric works*
45.21.4	*Construction works on laying local pipelines, communication and power transmission lines including interrelated auxiliary works*
45.21.3	*Construction works on laying main pipelines, communication and power transmission lines*
51.70	*Other wholesale trade*
51.65.5	*Wholesale trade of electrical and electronic equipment including telecommunications equipment*
52.48.15	*Retail trade of telecommunications equipment*
52.48.39	*Special retail trade of other nonfoods not included in other groups*
55.23.2	*Activity of boarding centers, rest centers, etc.*
55.51	*Dining-rooms in offices and enterprises*

3.2.2 Core Economic Activities of the Issuer

Information about core economic activities (activities, products (works and services) accounting for at least 10% of the issuer's revenues (proceeds) for the last 5 completed fiscal years and for the reporting period:

Description	2002	2003	2004	2005	2006
*DLD, ILD and intra-zonal telephone calls**					
Revenue (proceeds) volume, RUR ths	1,327,230.9	5,266,185.4	6,690,601.6	6,375,142.4	2,545,351.1
Share of total revenue (proceeds), %	50.00	46.14	39.94	35.2	14.5
Local telephone services					
Revenue (proceeds) volume, RUR ths	3,832,104.5	5,322,722.0	6,464,222.8	7,594,736.6	8,448,188.1
Share of total revenue (proceeds), %	36.39	39.41	38.59	41.9	48.1

* The data on revenues from DLD, ILD and intra-zone calls includes calls from payphones

2006 telecommunications revenue decreased due to long-distance market liberalization and getting the status of zonal telecom operator by "UTK" PJSC. Starting from January 1, 2006 the Company does not provide DLD and ILD services.

Description	1Q2006	1Q2007
Provision of DLD and ILD services		
Revenue (proceeds) volume, RUR ths	0	0
Share of total revenue (proceeds), %	0	0
Provision of local telephone services		
Revenue (proceeds) volume, RUR ths	2,094,913.9	2,237,727.2
Share of total revenue (proceeds), %	50.9	47.3
Provision of document communication services		
Revenue (proceeds) volume, RUR ths	411,621.6	624,913
Share of total revenue (proceeds), %	10	13.2
Provision of interconnection and traffic transit services		
Revenue (proceeds) volume, RUR ths	736,061.7	675,077.6
Share of total revenue (proceeds), %	14.8	14.3

Provision of intra-zone telephone services		
Revenue (proceeds) volume, RUR ths	607,878.1	901,814.2
Share of total revenue (proceeds), %	14.8	19.1

Changes of the Issuer's revenue from basic economic activity by more than 10% as compared to the previous quarter under report and reasons for such changes:

Revenue performance for 2001-2002 is not presented as indicators for 2001 and 2002 can not be compared due to C's reorganization (merger of the following companies into "UTK" PJSC: OJSC "Karachaevo-Cherkesskelectrosvyaz", OJSC "Svyazinform" of the Astrakhan Region", OJSC "Electrosvyaz" of Stavropol Territory", OJSC "Electrosvyaz of Kalmykia Republic", OJSC "KabBalktelecom", OJSC "Sevosetinelectrosvyaz", OJSC "Electrosvyaz of Adygeia Republic", OJSC "Volgogradelectrosvyaz", OJSC "Rostovelectrosvyaz").

Subscriber base enhancement and local tariffs growth are the main contributors to increase of the Company's tariff revenues.

The Company's telecom revenue growth is mainly attributable to coming into effect from January 1, 2006 of "Calling Party Pays" principle, stipulated in Article 54 of the Federal Law on Communications and active development of value-added services.

The Issuer carries out its core economic activities in the territory of the Russian Federation.

Seasonal nature of the Issuer's core economic activity.

Core economic activity of the issuer is not of cyclic or seasonal nature. But traffic volume increase during holidays and holiday season (at the resorts of the Azov and Black Sea coasts and the Caucasian Mineral Waters) influences positively the Issuer's revenues.

General structure of the Issuer's cost value for the last complete fiscal year and for the last complete reporting period for the specified items in percentage of total cost value:

Expenses item	2006	1Q2007
Raw materials, %	*6.5*	*5.9*
Acquired componentry, semi-finished items, %	*0*	*0*
Jobs and services of production nature, performed by external organizations, %	*16.6*	*19*
Fuel, %	*1.7*	*1.6*
Electrical power, %	*2.4*	*2.4*
Expenses for wages, %	*33.2*	*31*
Interest on credits, %	*0*	*0*
Rental, %	*1.6*	*1.5*
Social expenses, %	*8.2*	*8*
Depreciation of fixed assets, %	*20.4*	*21.1*
Taxes included in products cost value, %	*0.1*	*0.1*
Other expenses (please, explain), % *	*9.3*	*9.4*
Depreciation of intangible assets, %	*0*	*0*
remuneration for innovations, %	*0*	*0*
compulsory insurance payments, %	*0.2*	*0.1*
representation expenses, %	*0*	*0*
Other, %	*9.1*	*9.3*
Total: expenses for production and sales of products (cost value), %	*100*	*100*
Reference: Proceeds from sales, %	*137.4*	*144.4*

- *Other expenses include the following expenses items: transport charges, guard of communication facilities and the Company's offices, auditing and consulting services, information services, postal and traveling expenses, expenses for research and development works, payments to Gossvyaznadzor, expenses for personnel training and advertising expenses.*
- *Rental expenses include rental fees and leasing payments*
- *Compulsory insurance payments include money deducted for insurance against accidents and act liability (motor-car) insurance.*

New essential kinds of services offered by the Company in the market of its core activity:

"UTK" PJSC sees the priority in actions aimed at introduction of broadband access services, satisfaction and development of growing demand for this service in residential segment in order to outstrip competitors.

Development of broadband access services

Implementation of this program will make it possible:

1. ***To occupy leading position in the SFD broadband access market (with at least 50 %- share on the Internet and data transmission market in the residential segment);***
2. ***To ensure revenue growth rates which outstrip inflation;***
3. ***To create conditions for development of additional services for broadband access subscribers (IP-TV, media - content, etc.);***
4. ***To create motivating conditions to prevent outflow of fixed-line subscribers.***

In order to fulfill the set tasks the Company plans to increase considerably the growth rates of the number of broadband access subscribers by 2011. Average growth rates of broadband access subscriber base for the period should be at least 69%, while major enhancement of the broadband access subscriber base are expected in 2007-2009. By the end of the specified period the number of broadband access subscribers is expected to exceed 527 thousand that will make 8.8% of the SFD households. By the end of 2011 the number of broadband access users is to reach 805 thousand accounting for 13.4% of households. (according to Russia Statistics Service the number of households in the Southern federal district made 6,000 thousand in 2005). In 2007-2009 the broadband access services will be provided mainly on the basis of ADSL technology.

Key efficiency indicators:

Indicator	*Measurement unit*	*2007*	*2008*	*2009*	*2010*	*2011*
Number of broadband subscribers	*Thousand subscribers*	*166.6*	*332.5*	*527.4*	*672.6*	*805.1*
Broadband access penetration in households	*%*	*2.8%*	*5.5%*	*8.8%*	*11.2%*	*13.4%*
*ARPU per month**	*rubles*	*728.1*	*640.7*	*589.4*	*583.5*	*577.7*

****-ARPU does not include revenues from IP-TV and other additional services.***

The main principles of consumer value formation of broadband access services are access speed to the Internet network, quality of services' provision and availability of additional services, including those bundled with traditional telephony.

Value-added services rendered by "UTK" PJSC include services provided on the basis of data transmission and telematic networks as well as those using system telecommunications and data processing technologies:

- *VPN services on the basis of MPLS and other technologies;*
- *services of data transmission;*
- *Internet access services (hardwired IP-connection, dial-up access, xDSL-based broadband access, wireless access);*
- *digital cable TV services (IPTV);*
- *services of multimedia and multi-service networks based on HFC, Ethernet to the home and other technologies;*
- *video telephony and video conferencing;*
- *intelligent services (on the basis of SCP-SSP); content services (including on the basis of Call-centers);*
- *Internet traffic transit services for interconnected operators;*
- *Hosting and Co-location services;*
- *Triple Play.*

Deployment of such kinds of products (works, services) in the reporting period:

1Q2007 revenues from value-added services increased by 55 % over 1Q2006 to RUR 613.48 million. Revenues from Internet services grew by 66.7%, from VPN (virtual private networks) services - by 4%, from intelligent services - by 4%. Revenues from Internet services and VPN services accounted for major part of revenues from value-added services representing 86.4% and 12.6%, respectively.
In 1Q2007 demand for Internet services was still growing in the region. At the end of 1Q2007 total number of Internet users in the Southern federal district reached 3.1 million users or 657,163 subscribers. Due to active development of new technologies and improvement of sales system, "Southern Telecommunications Company" PJSC occupies strong positions in the value-added regional market. According to 1Q2007 results, Internet market share of "UTK" PJSC has made 64.8%, including dedicated Internet access — 62.5%, dial-up Internet access — 65.4 %.

Internet services sales were supported by strong usage growth: Internet traffic via dedicated channels in 1Q2007 increased by 2.6 times over 1Q2006 to 352.2 Tb, connection time via dial-up access to the Internet was up by 1.4 times to 1,091,750 thousand minutes.

The basic priorities of 2007 business - plan of the Company are ensuring leadership position of the Company in the regional telecom market, rapid development of services on the basis of new technologies, ensuring universal and constant access to communications instruments. Such positioning will allow it to form stable associative relation between a customer, UTK's services and the Company. Formation of such associative relation will in its turn have a positive effect on enhancement of the Company's competitive power due to increase in the customers' loyalty to the Company.

The Company set the following priority tasks for 2007 in the most lucrative segments of the value-added regional market:

- *Internet dial-up access*

As regards Internet dial-up access in 2007 the Company will focus on rendering services on credit at market average tariffs. Thus the service will obtain additional unique competitive advantages and will allow to maintain market share both in terms of number of dial-up users and revenues from the service.

- *Broadband Internet access*

The Company continues active development and promotion to the market of broadband access technologies. The Company plans to increase total number of the equipped xDSL ports to 151.6 thousand ports by the end of 2007 which is up 2.3 times over a year ago. It is planned to generate revenue of 1,181.2 thousand rubles from xDSL-based Internet services gaining 66% over 2006.

- *Building of virtual private networks (VPN)*

The Company plans to put 3.3 ths VPN ports into service in 2007 (up 1.3 times over 2006) due to growing demand of customers for reliable corporate networks.

- *Cable (CTV) and digital (IP-TV) TV.*

In November 2004 UTK's Krasnodar branch launched the project on provision of IP-TV services designed for connection of 33 TV channels on the basis of Krasnodar multimedia and multi-service network (first stage). The formed content kernel allowed to distribute the given package among ADSL2 +-based broadband access users. In addition, the Company plans to offer the following MMS services to the connected subscribers in Krasnodar: IP telephony, video upon request, virtual cinema hall. According to 2006 results total number of IP-TV users in the Krasnodar branch reached 3,969 subscribers, including 2,463 customers using ETTH technology and 1,506 customers using ADSL2 + technology. At the beginning of 2007 number of TV channels was 40 to be further increased to 55 by the end of 2007.

In 2007 the Company plans to launch provision of IP-TV services in Kabardino-Balkaria branch, Northern Ossetia branch and Stavropol branch.

Accounting standards (rules) in accordance with which the accounting statements were prepared and the calculations shown in this section of the quarterly report were made:

1. Accounting standards "Accounting policy of organization" (PBU 1/98), approved by the RF Ministry of Finances Order N 60n of 09.12.1998;
2. Accounting standards "Accounting of agreements (contracts) for capital construction" (PBU 2/94), approved by the RF Ministry of Finances Order N 167 of 20.12.1994;
3. Accounting standards "Accounting of assets and liabilities the cost of which is denominated in foreign currency" (PBU 3/2000), approved by the RF Ministry of Finances Order N 2n of 10.01.2000;
4. Accounting standards "Accounting statements of organization" (PBU 4/99), approved by the RF Ministry of Finances Order N 43н of 06.07.1999;
5. Accounting standards "Accounting of inventories" (PBU 5/01), approved by the RF Ministry of Finances Order N 44н. of 09.06.2001;
6. Accounting standards "Accounting of property, plant and equipment" (PBU 6/01), approved by the RF Ministry of Finances Order N 26н of 30.03.2001;
7. Accounting standards "Events occurring after the balance sheet date" (PBU 7/98), approved by the RF Ministry of Finances Order N 56н of 25.11.1998;
8. Accounting standards "Contingencies" (PBU 8/01), approved by the RF Ministry of Finances Order N 96н of 28.11.2001;
9. Accounting standards "Revenue of enterprises" (PBU 9/99), approved by the RF Ministry of Finances Order N 32н of 06.05.1999;
10. Accounting standards "Expenses of enterprise" (PBU 10/99), approved by the RF Ministry of Finances Order N 33н of 06.05.1999;
11. Accounting standards "Information about affiliated parties" (PBU 11/2000), approved by the RF Ministry of Finances Order N 5н of 13.01.2000;
12. Accounting standards "Segment information" (PBU 12/2000), approved by the RF Ministry of Finances Order N 11н of 27.01.2000;
13. Accountancy decree "Accounting of state support" (PBU 13/2000), approved by the RF Ministry of Finances Order N 92н of 16.10.2000;
14. Accounting standards "Accounting of intangible assets" (PBU 14/2000), approved by the RF Ministry of Finances Order N 91н of 16.10.2000;
15. Accounting standards "Accounting of loans and credits and of costs for their servicing" (PBU 15/01), approved by the RF Ministry of Finances Order N 60н of 02.08.2001;

16. Accounting standards "Information about discontinuing operation" (PBU 16/02), approved by the RF Ministry of Finances Order N 66н of 02.07.2002;
17. Accounting standards "Accounting of expenses for R&D and engineering works" (PBU 17/02), approved by the RF Ministry of Finances Order N 115н of 19.11.2002;
18. Accounting standards "Accounting of income tax" (PBU 18/02), approved by the RF Ministry of Finances Order N 114н of 19.11.2002;
19. Accounting standards "Accounting of financial investments" (PBU 19/02), approved by the RF Ministry of Finances Order N 126н of 10.12.2002;
20. Accounting standards "Information about participation in joint activity" (PBU 20/03), approved by the RF Ministry of Finances Order N 105н of 24.11.2003.

3.2.3. Raw materials and the Issuer's suppliers

Due to specific character of the Issuer's core activity – rendering telecom services - raw materials are not used.

Suppliers accounting for 10% and more of all inventory holdings supplies in the last complete fiscal year and for the last completed reporting quarter:

Supplier	Location	Share in total volume of supplies in 2006, %	Share in total volume of supplies in 1Q2007, %
CJSC "Polygraphservice"	Krasnodar	-	38.47
LLC "Avatray"	Krasnodar	15.25	11.37
LLC "Computer systems"	Krasnodar	-	19.4

Changes in prices of main materials in the last complete fiscal year and for the last completed reporting quarter:

In 1Q2007 prices of cables increased by more than 40 % over 1Q2006.

Share of import in supplies of materials and commodities for 2006 and 1Q2007: *none*

The Issuer's forecast related to accessibility of the specified sources in future:
Forecast related to accessibility of the specified material assets sources in future is estimated as favorable. Main sources of material and fixed assets are represented by reliable and long-term partners of the Issuer which production activity is focused on main clients – communication enterprises. Structure of material assets suppliers is not expected to change. Supply of imported products used by the Company in its activity exceeds the Issuer's demand. Thus, the Issuer does not expect any difficulties in accessibility of the specified material assets sources in the nearest future.

Possible alternative sources:

Attraction of other suppliers of material assets on a competitive basis.

3.2.4. Issuer's Products (Works, Services) Sales Markets

General information on the Issuers sales markets:

Territory of the Southern federal district of the Russian Federation (except for Chechen Republic, Ingushetia and Dagestan).

"UTK" PJSC major markets are the following:

- *Local and intra-zonal telephony market.*
- *Value added services (Internet) market.*

• *Broadband access market.*

The major end-user groups of communication services rendered by "UTK" PJSC are the following:
• *Households*
• *Corporate clients*
• *State-financed organizations*

Potential factors that may negatively affect the issuer's sales of its products (works and services):
The major trends in the telecommunications sector are the following:

- *active penetration of telecommunications technologies in all spheres of the society and growing demand for integrated on-line services of voice communication, data transmission and content*
- *Active development of mobile telecom market*
- *Active development of data transmission and Internet market*
- *Simultaneous implementation of several governmental social programs*

Taking into consideration these market development trends, "UTK" PJSC sees the following risks:

- *creation of an alternative infrastructure for providing convergent services;*
- *adverse impact of a regulator on the wholesale traffic price;*
- *liberalization of the "last mile" access;*
- *distribution of investment and organizational resources for participation in social programs while these resources are necessary for realization of commercial projects under conditions of stringent cost control.*

Actions of the Company's management in case of occurrence of adverse factors:

The Company sees the following ways to minimize the specified risks:

- *legal possibility to obtain license for provision of DLD and ILD services;*
- *legal opportunity to obtain licenses and frequency permissions for provision of services on the basis of WiMax and WiFiMesh;*
- *participation in partnership programs on providing convergent services;*
- *creation of the added value on the basis of bundling of fixed-line services and multimedia services.*

Thus, the conditions have been formed under which;

- *customer preferences migrate from fixed telephony to mobile communications (especially in the republics of the Southern federal district where solvent demand of the population is one of the lowest in the Russian Federation);*
- *services of voice, data and content transmission are integrating;*
- *non mutually exclusive concepts "mobile phone" and "home phone" are being differentiated;*
- *market demands provide for the market players' desire to broaden the range of their products.*

At present the conditions have been formed for growing demand for high-speed data transmission technologies that will increase share of revenues from Internet access and data transmission services in the telecom market revenue structure. These market segments are considered to be most attractive for investments and development and are included in the Issuer's development priorities.
Measures on development of broadband access services on fixed-line networks will allow the Issuer to increase consumer value of local telecom services and to prevent significant reduction of subscriber base. Thus, it is possible to prevent significant reduction of local services share in the Issuer's revenue

structure.

Growing demand for high-speed Internet access and data transmission, mobile access to telecom services has a great impact on demand structure in all market segments (population, organizations and operators).

Priority products for population will be:

- ***Internet access from home phone using different technologies;***
- ***Voice telephony, access to the Internet and multimedia services in one package;***
- ***TV + Internet;***
- ***Modeling of own content space.***

Priority products for corporate client will be:

- ***Fixed-line communication;***
- ***Voice telephony and access to the Internet in one package;***
- ***Services of Call Center;***
- ***Mobile services including Internet access from mobile phone;***
- ***Intelligent services.***

Priority products for telecom operators will be:

- ***Participation in development of convergent services;***
- ***Building presence in the broadband access market;***
- ***Work with business sector on the basis of SLA;***
- ***Avoidance of participation in social projects;***
- ***Lobbying their interests while interacting with the regulator;***
- ***Making their product lines more flexible.***

3.2.5. Data on Availability of the Issuer's Licenses:

Data on the Issuer's licenses excluding licenses for provisions of communication services (see clause 3.2.9 hereof).

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
1	GS-3-23-02-21-0-2308025192-001423-4	12.04.2002	12.04.2007	State Committee of the Russian Federation for Construction and Housing and Communal Services	Design of buildings and facilities of the I or II levels of responsibility according to national standard	Russian Federation	positive
2	397	14.02.2003	14.02.2008	Administration of State Security Service of the Russian Federation in the Krasnodar Territory	Execution of works using information being a State secret	-	positive
3	LF/07 - 4703	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Activities on distribution of cryptographic hardware	-	positive
4	LF/ 07- 4704	25.06.2003	25.06.2008	Federal Agency on	Activities on technical	-	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				Governmental Communication and Information under the President of the Russian Federation	maintenance of cryptographic hardware		
5	LF/ 07- 4705	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Providing cryptographic services	-	positive
6	1148M	19.04.2004	14.09.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	Measures and services on state secret protection	-	positive
7	08/05	12.01.2005	12.01.2008	Department of Education and Science of the Krasnodar kray government	Educational activities according to educational programs specified in the Annexes to the license	-	positive
8	EV-30-000291	08.06.2005	08.06.2010	Federal Service for Environmental, Technological and Nuclear Supervision	maintenance of dangerous (explosive) industrial objects	-	positive
9	467	08.01.2004	08.01.2009	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	-	positive
10	1/03657	24.02.2004	24.02.2009	Central administrative board of the State fire-prevention service	Activities on fire prevention and extinguishing	Russian Federation	positive
11	2/06398	24.02.2004	24.02.2009	Central administrative board of the State fire-prevention service	Activities on installation, repair and maintenance of fire-extinguishing means in buildings and constructions	Russian Federation	positive
12	397/8	29.08.2003	29.08.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Stavropol kray	positive
13	467/2	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Stavropol kray	positive
14	1148/8M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Severnaya Osetia - Alania Republic	positive
15	467/6	02.12.2003	02.12.2008	The Board of the Federal Security Service (FSB) of	measures and/or services of state secrets protection	Severnaya Osetia - Alania Republic	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				Russia for Krasnodar krai			
16	397/3	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Severnaya Osetia - Alania Republic	positive
17	30004357	03.02.2003	02.02.2008	Ministry of Energy of the Russian Federation	Activities on storage of oil, gas and their processed products	Severnaya Osetia - Alania Republic	positive
18	408	11.12.2003	11.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Krasnodar kray	positive
19	467/7	15.04.2004	15.04.2009	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Krasnodar kray	positive
20	467/4	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Adygeia Republic	positive
21	397/7	30.05.2003	30.05.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Adygeia Republic	positive
22	548/5 T	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Adygeia Republic	positive
23	548/5 P	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Adygeia Republic	positive
24	548/5 У	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Adygeia Republic	positive
25	1148/9M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Stavropol kray	positive
26	60027009	10.08.2004	09.08.2009	Ministry of Energy of the Russian Federation	Activities on operation of heat networks		positive
27	416	27.06.2003	27.06.2008	Public Health Department of the Krasnodar kray	Medical activities according to the appendix	Volgograd: ul. Mira, 9, ul. Mira,16, ul.	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				Government		Sovetskaya, 47/1; Kamyshin of the Volgograd region, ul. Oktyabrskaya, 60	
28	397/1	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Karachaevo-Cherkessian Republic	positive
29	1148/6M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Karachaevo-Cherkessian Republic	positive
30	1148/4M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Kabardino-Balkarian Republic	positive
31	397/2	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Kabardino-Balkarian Republic	positive
32	467/3	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Kalmykia Republic	positive
33	1148/5M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Kalmykia Republic	positive
34	397/4	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Kalmykia Republic	positive
35	557	29.10.2003	29.10.2008	The Board of the Federal Security Service (FSB) of Russia for Rostov region	Execution of works using information being a State secret	Rostov region	positive
36	1148/7M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Rostov region	positive
37	1148/3M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Volgograd region	positive
38	467/5	22.12.2003	22.12.2008	The Board of the Federal Security	measures and/or services	Volgograd region	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				Service (FSB) of Russia for Krasnodar krai	of state secrets protection		
39	397/5	30.05.2003	30.05.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Volgograd region	positive
40	1148/2M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Astrakhan region	positive
41	397/6	30.05.2003	30.05.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Astrakhan region	positive
42	467/1	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Astrakhan region	positive
43	467/8	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Kabardino-Balkarian Republic	positive
44	GS-3-23-02-27-0-2308025192-011806-4	16.01.2006	12.04.2007	Federal Agency of the Russian Federation for Construction and Housing and Communal Services	Construction of buildings and facilities of the I and II levels of responsibility according to national standard	Russian Federation	positive
45	548/4 У	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Rostov region	positive
46	548/4 P	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Rostov region	positive
47	548/4 T	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Rostov region	positive
48	548/3 T	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Kabardino-Balkarian Republic	positive
49	548/3 U	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of	Providing cryptographic services	Kabardino-Balkarian Republic	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				Russia for Krasnodar krai			
50	548/3 P	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Kabardino-Balkarian Republic	positive
51	548/2 P	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Astrakhan region	positive
52	548/2 T	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Astrakhan region	positive
53	548/2 У	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Astrakhan region	positive
54	548/5 У	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Adygeia Republic	positive
55	548/5 T	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Adygeia Republic	positive
56	548/5 P	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Adygeia Republic	positive
57	002333-P	27.04.2006	27.04.2011	Federal Agency for Technical Control and Metrology	Production and repair of measurement instrumentation	Russian Federation	positive
58	000641/000753	01.11.1996	13.05.2007	Ministry for press, TV, radio broadcasting and mass media of the Russian Federation	Right to use mark of conformity to the system of certification	Rostov region	positive

3.2.6.The Issuer's joint activity

The Issuer's joint activity with other organizations for the last 5 completed fiscal years and for the last complete reporting period:

In 1998 "UTK" PJSC ("Kubanelectrosvyaz" OJSC) entered into a joint venture with Svyazinvest whereby the Company would construct a swimming pool at the rest-house «Orbita», Tuapse District, Krasnodar krai. "UTK" PJSC contributed 16,269,000 rubles, Svyazinvest contributed R 18 million. The purpose of the

investments was to gain profit. As the construction had not been completed in the fixed time and it was impossible to divide the property being common share holding of "Svyazinvest" OJSC and "UTK" PJSC, "Southern Telecommunications Company" PJSC concluded a novation agreement (a cancellation agreement) with Svyazinvest on 27 March 2003, under which the joint-venture agreement of 1998 was terminated. During the validity period of the given agreement there were no financial benefits from joint activity of the parties.

The joint activity of "UTK" PJSC in the person of its branch "Electrosvyaz of Adygeia Republic" with "Vestelcom" CJSC.

Amount of investments: ***9,494 thousand rubles (during the period of joint activity)***

Purpose of investments: ***joining property and efforts for construction of Republican Telecommunications House in Maikop, combined digital AMTS/ATS, digital superimposed network, further joint commercial operation of this network.***

1Q2007 financial result from investments: ***- 37,875 ths rubles***

1Q2006 financial result from investments: ***209 ths rubles***

3.2.7. Extra Requirements for Issuers Being joint-stock investment funds, insurance companies or credit institutions, mortgage agents.

The Issuer is not an investment fund, insurance company or credit institution, mortgage agent.

3.2.8. Extra Requirements for Issuers Whose Key Activities Consist in Mining Operations

The Issuer is not involved in mining operations.

The Issuer has no subsidiaries (associates) involved in mining operations.

3.2.9. Extra Requirements for Issuers Whose Key Activities Consist in Provision of Communication Services

a) Licenses for rendering telecom services

1. License: ***24059***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of telegraph communication services (receiving, sending and delivering of telegrams, services of AT/Telex network)***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The telegraph communication services shall be provided using the Licensee's engineering facilities. The installed capacity of the telegraph switching and transmission facilities owned by the Licensee should ensure full meeting of the demand for telegraph communication in the licensed area.

The Licensee's telegraph communication equipment may be connected to a public telegraph network (TG-P) at the level of terminal devices and message switch centers.

AT/Telex networks may be used to transmit telegrams via a public telegraph network subject to the Issuer documenting the information on the transmitting subscriber terminal, time of sending, and text of the telegram.

The licensed area covers Adygeia, Kabardino-Balkaria, Kalmykia – Khalmg Tangch, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions.

Terms and feasibility of extension of the license term of validity:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's obligations to create a subscriber base under the said license: ***no such obligations.***

2. License: ***23899***

Date of issue: ***04.10.2002***

Validity period: ***till 04.10.2012***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of local and intra-zone telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) shall provide to its network users access to local and intra-zone telephone communication services via a public network as well as telephone services using engineering facilities of intelligent network.

The total installed capacity of the Licensee's communication network shall be at least 4,097,600 numbers, of which in the territory of the Republic of Adygeia 73,900 lines, Kabardino-Balkaria 270,000 lines, Kalmykia 64,000 lines, Karachaevo-Cherkessia 86,200 lines, Severnaya Osetia - Alania 148,500 lines; Krasnodar kray 1,500,000 lines, Stavropol Kray 547,400 lines; Astrakhan region 192,100 lines, Volgograd region 540,000 lines and Rostov Region 675,500 lines.

Long-distance exchange of the Licensee's communication network shall be connected to the RF public communication network at the long-distance and international telephone network level in compliance with technical requirements of OJSC Rostelecom.

Subscriber lines of public telephone networks shall not be used as connecting lines.

Users located outside the licensed area may be connected to the Licensee's intelligent network according to specifications of the operators licensed to provide long-distance telephone communication services via a public network.

Terms and feasibility of extension of the license term of validity:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***no such obligations.***

3. License: ***24076***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the cities of Krasnodar, Sochi, Tikhoretsk and Gulkevichi of the Krasnodar Kray.

Maximum number of subscribers to the Licensee's network is 1,500. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:

Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***no such obligations.***

4. License: *24077*

Date of issue: *31.10.2002*

Validity period: *till 31.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the cities of Rostov-on-Don, Morozovsk, villages of Matveev Kurgan, Oblivskaya and Bagaevskaya of the Rostov Region.

The number of subscribers to the Licensee's network is 640. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:

Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***There are no such factors***

5. License: ***24078***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the territory of the Stavropol Kray.

The number of subscribers to the Licensee's network is 200. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***There are no such factors***

6. License: ***24079***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the city of Nalchik of the Kabardino-Balkarian Republic.

The number of subscribers to the Licensee's network is 1,000. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***There are no such factors***

7. License: ***24080***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:
"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services in the territory of the Astrakhan Region.

The number of subscribers to the Licensee's network is 120. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***There are no such factors***

8. License: ***24081***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the city of Vladikavkaz of the Severnaya Osetia - Alania Republic.

The number of subscribers to the Licensee's network is 200. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:

Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***all There are no such factors***

9. License: ***24082***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services of the public network in the city of Maikop of the Adygeia Republic.

The number of subscribers to the Licensee's network is 100. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network

shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***There are no such factors***

10. License: ***24083***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:
"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services of the public network in the city of Volgograd of the Volgograd region.

The number of subscribers to the Licensee's network is 4,000. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***There are no such factors***

11. License: *24056*

Date of issue: *24.10.2002*

Validity period: *till 24.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of data transmission services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

Data transmission services shall be provided using the licensee's data transmission network. The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 173,905 users (of which, at least 124,250 users by the end of 2003).

The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.

The Licensee's data transmission equipment may be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, to the AT/Telex telegraph network, as well as communication channels and physical circuits of a public communication network may be used to transmit telecommunication signals under an interconnection agreement with operators of the appropriate public communication networks and at the rates effective for the given category of users.

Terms and feasibility of extension of the license term of validity:

Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***There are no such factors***

12. License: *24060*

Date of issue: *24.10.2002*

Validity period: *till 24.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***leasing out communication channels***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) is authorized to provide to users local, long-distance channels and communication paths, TV program and audio broadcasting channels, and physical circuits for telecommunication signal transmission in the territory of Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions.

Communication channels include local, long-distance channels and communication paths, TV program and audio broadcasting channels, physical circuits for telecommunication signal transmission.

The total number of tone frequency channels (primary digital channels), including digital chains, arranged by the licensee shall be at least: in the territory of the Republic of Adygeia 150, Kabardino-

Balkaria 227, Kalmykia 248, Karachaevo-Cherkessia 140, Severnaya Osetia - Alania 483; Krasnodar kray 4,800, Stavropol Kray 889; Astrakhan region 626, Volgograd region 404 and Rostov Region 1,347.

Terms and feasibility of extension of the license term of validity:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***There are no such factors***

13. License: ***24807***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of wired network sound broadcasting***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:
"UTK" PJSC (the Licensee) is authorized to provide wired network sound broadcasting via wired networks in the territories of Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions.

The Licensee's network is designed for broadcasting audio programs of Russian national and state-owned regional companies. Other programs may be broadcast subject to a license for TV and radio broadcasting and under an appropriate agreement with the licensee broadcaster.

The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the license for TV and radio broadcasting and communication service contract.

The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

Communication equipment may be used subject to an issued certificate of compliance of the Svyaz obligatory certification system.

Terms and feasibility of extension of the license term of validity:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***There are no such factors***

14. License: ***24057***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of telematic services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference) in the territory of:

Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics;

Krasnodar and Stavropol Krays;

Astrakhan, Volgograd, Rostov Regions

Provision of telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference. The Licensee's telematic service installed subscriber capacity shall provide for connection of at least 83,191 users, of which, at least 32,480 users by the end of 2003).

The capacity of the Licensee's speech information transmission telematic service shall ensure provision of at least 4,596 simultaneous conversations, at least 1,120 of them - by the end of 2003. The number of users simultaneously participating in an audio or video conference session shall be at least 130. Number of PKPs (public telematic service centers) by the end of the license term of validity shall be at least 265, of which at least 152 by the end of 2003).

Terms and feasibility of extension of the license term of validity:

Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***There are no such factors***

15. License: *22716*

Date of issue: ***04.10.2002***

Validity period: ***till 19.12.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of local telephone services using radio access facilities***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

This license authorizes "UTK" PJSC (the Licensee) to provide local telephone services via a public network using radio access facilities in the territory of Severnaya Osetia - Alania Republic.

The network shall be built using radio access facilities operated in the radio frequencies 828-831 MHz and 873-876 MHz on the basis of CDMA-technology.

The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 10,000 users, provided a sufficient frequency resource is allocated. By the end of the third year of operation the Licensee must ensure the percentage of coverage of at least 50% of the territory stated in the license.

Terms and feasibility of extension of the license term of validity:

Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***There are no such factors***

16. License: *22743*

Date of issue: ***04.10.2002***

Validity period: ***till 19.12.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of local telephone services using radio access facilities***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

This license authorizes "UTK" PJSC (the Licensee) to provide local telephone services via a public network using radio access facilities in the territory of the Rostov region.

The network shall be built using radio access facilities operated in the radio frequencies 828-831 MHz and 873-876 MHz on the basis of CDMA-technology.

The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 34,710 users, provided a sufficient frequency resource is allocated. By the end of the third year of operation the Licensee must ensure the percentage of coverage of at least 50% of the territory stated in the license.

Terms and feasibility of extension of the license term of validity:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***There are no such factors***

17. License: ***7601***

Date of issue: ***02.09.2003***

Validity period: ***till 05.02.2008***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of services in radio broadcasting (on-air broadcasting)***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The coverage area is the city of Novocherkassk of the Rostov region and the adjacent localities.

Total broadcasting volume shall be 112 hours (100 %), of which national programs make 100%. Retransmission of the radio program « Radio-Southern Region» takes 80%, own programs occupy 20%, including social and political programs 7%, economic programs 2%, historical programs 2%, cultural

programs 2%, musical and entertainment programs 6%, children's programs 1%. Advertising shall occupy no more than 20% of total broadcasting volume a week.

Terms and feasibility of extension of the license term of validity:
The license has been issued to extend license N 2969 of 05.02.1998. Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***not applicable***

18, License: ***7602***

Date of issue: ***02.09.2003***

Validity period: ***till 20.02.2008***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of services in telecasting***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The coverage area is the city of Novocherkassk of the Rostov region and the adjacent localities.

Total telecasting volume shall be 112 hours a week, of which 50% are national programs and 50% are foreign programs. Retransmission of TNT channel takes 75%, own programs occupy 25%, including social and political programs 10%, economic programs 5%, cultural programs 6%, musical and entertainment programs 2%, children's programs 2%. Advertising shall occupy no more than 20% of total telecasting volume a week.

Terms and feasibility of extension of the license term of validity:
The license has been issued to extend license N 3019 of 20.02.1998. Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***There are no such factors***

19. License: ***34188***

Date of issue: ***25.08.2005***

Validity period: ***till 25.08.2010***

Authority issuing the license: ***Federal Supervising Service for Communications***

Areas of activities: ***provision of cable network telecasting services***

Types of networks allowed to be used: *public communication network*

Basic conditions of activities:

The coverage area is the city of Krasnodar and the adjacent localities.

The Licensee shall be obliged to start provision of services under the license no later than 25.08.2007.

The license authorizes the Licensee to provide a subscriber with:

- *Access to the Licensee's communication network;*
- *Transmission of TV and sound programs via cable TV network from transmitting terminal to subscriber's (terminal) equipment.*

Cable TV network shall operate in compliance with all interference protection standards to avoid interferences with mobile radio communication systems operating according to "Table of distribution of radio frequencies among the RF Services within the range of 3 kHz - 400 GHz ».

Terms and feasibility of extension of the license term of validity:

Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: *There are no such factors*

20. License: *34205*

Date of issue: *25.08.2005*

Validity period: *till 25.08.2010*

Authority issuing the license: *Federal Supervising Service for Communications*

Areas of activities: *provision of cable network telecasting services*

Types of networks allowed to be used: *public communication network*

Basic conditions of activities:

The coverage area is the Volgograd region.

The Licensee shall be obliged to start provision of services under the license no later than 25.08.2007.

The license authorizes the Licensee to provide a subscriber with:

- *Access to the Licensee's communication network;*
- *Transmission of TV and sound programs via cable TV network from transmitting terminal to subscriber's (terminal) equipment.*

Terms and feasibility of extension of the license term of validity:

Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: *There are no such factors*

21. License: *41037*

Date of issue: *25.05.2006*

Validity period: *till 25.05.2011*

Authority issuing the license: *Federal Service on Communications Supervision*

Areas of activities: *provision of data services on transmission of voice information*

Types of networks allowed to be used: *public communication network*

Basic conditions of activities:

The Licensee shall be obliged to start provision of services under the license no later than 25.05.2008.

The coverage area is Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics;

Krasnodar and Stavropol Krays;

Astrakhan, Volgograd, Rostov Regions

The license authorizes the Licensee to provide a subscriber with:

- *Access to the Licensee's communication network;*
- *data transmission services for transmission of voice information;*

Terms and feasibility of extension of the license term of validity:

Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: *not applicable to this License*

22. License: *42767*

Date of issue: *28.07.2006*

Validity period: *till 28.07.2011*

Authority issuing the license: *Federal Service on Communications Supervision*

Areas of activities: *provision of local telephone services using multiple access instruments*

Types of networks allowed to be used: *public communication network*

Basic conditions of activities:

Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics;

Krasnodar and Stavropol Krays;

Astrakhan, Volgograd, Rostov Regions

The Licensee shall be obliged to start provision of services under the license no later than 28.07.2008. The license authorizes the Licensee to provide a subscriber with:

a) *local telephone connections for transmission of voice data;*
b) *access to telematic, intra-zonal, long-distance communication services as well as to data transmission services apart from data services for transmission of voice information;*
c) *access to information and inquiry service;*
d) *possibility to call emergency services round the clock and free of charge.*

Terms and feasibility of extension of the license term of validity:

Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: *not applicable to this License*

23. License: *№45546*

Date of issue: *17.11.2006*

Validity period: *till 17.11.2011*

Authority issuing the license: *Federal Service on Communications Supervision*

Areas of activities: *provision of local telephone services using multiple access instruments*

Types of networks allowed to be used: *public communication network*

Basic conditions of activities:

The coverage area is Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics;
Krasnodar and Stavropol Krays;
Astrakhan, Volgograd, Rostov Regions

The Licensee shall be obliged to start provision of services under the license no later than 17.11.2008. The license authorizes the Licensee to provide a subscriber with:

e) *local telephone connections for transmission of voice data;*
f) *access to telematic, intra-zonal, long-distance communication services as well as to data transmission services apart from data services for transmission of voice information;*
g) *access to information and inquiry service;*
h) *possibility to call emergency services round the clock and free of charge.*

Terms and feasibility of extension of the license term of validity:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: *not applicable to this License*

24. License: *№47908*

Date of issue: *09.02.2007*

Validity period: *till 09.02.2012*

Authority issuing the license: *Federal Supervising Service for Communications*

Areas of activities: *provision of cable network telecasting services*

Types of networks allowed to be used: *public communication network*

Basic conditions of activities:

1) The Licensee shall be obliged to observe the term of validity of the given license.

2) The Licensee shall be obliged to start provision of services under the license no later than 09.02.2009.

3) The license authorizes the Licensee to provide a subscriber with:

- *Access to the Licensee's communication network;*
- *Transmission of TV and sound programs via cable TV network from transmitting terminal to subscriber's (terminal) equipment.*

4) Cable TV network shall operate in compliance with all interference protection standards to avoid interferences with mobile radio communication systems operating according to "Table of distribution of radio frequencies among the RF Services within the range of 3 kHz - 400 GHz ».

Terms and feasibility of extension of the license term of validity:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***no such obligations***

25. License: ***№ 48216***

Date of issue: ***05.03.2007***

Validity period: ***till 05.03.2012***

Authority issuing the license: ***Federal Supervising Service for Communications***

Areas of activities: ***provision of mobile radio communication services on the public communication network***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

1) The Licensee shall be obliged to render communication services in the territory of the Volgograd region.

2) The Licensee shall be obliged to start provision of services under the license no later than 05.03.2009.

3) The license authorizes the Licensee to provide a subscriber with:

- ***Access to the Licensee's communication network;***
- ***mobile radio communication connections for transmission of both voice and non-voice data to ensure continuous communication irrespective of the subscriber's location;***
- ***connections with fixed-line subscribers;***
- ***access to telematic, intra-zonal, long-distance communication services as well as to data transmission services apart from data services for transmission of voice information;***
- ***access to information and inquiry service;***
- ***possibility to call emergency services round the clock and free of charge***

Terms and feasibility of extension of the license term of validity:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
Occurrence of force-majeur circumstance. They cannot be predicted exactly, however, the Issuer takes all necessary actions to minimize the risk of their occurrence.

Issuer's commitments to create a subscriber base under the said license: ***not applicable to this License***

b) Communication networks

Communication networks of "UTK" PJSC are composed of:

- ***Local fixed-line telephone networks including urban (urban TN) and rural (rural TN) telephone networks;***
- ***Wireless communication networks including mobile radio communication networks, mobile radio communication via public communication networks, subscriber radio access networks;***
- ***Document communication networks including traditional telegraph networks and data transmission and telematic networks;***
- ***Wired radio networks;***
- ***Primary networks:***
    - ***local;***
    - ***intra-zonal.***

Characteristics of UTK's networks as of 31.03.2007.

Local fixed-line telephone networks including urban (urban TN) and rural (rural TN) telephone networks

Information about installed and equipped capacity of automatic telephone exchanges (ATEs) of urban and rural TNs is presented in table 1.

Table 1

	Installed capacity, ths lines		Equipped capacity, ths lines	
	Urban TN	Rural TN	Urban TN	Rural TN
Total in "UTK" PJSC	3,317.95	1,031.17	3,128.9	957.09

Digitization rate of local TN of "UTK" PJSC makes 65.51%, including 70.14% of urban TN and 50.59% of rural TN.

Wireless communication networks

Information about composition and number of wireless subscribers in UTK's branches is presented in table 2.

Table 2

	Number of subscriber terminals connected to the network, units	
	mobile radio communication networks in public communication networks	subscriber access
Total in "UTK" PJSC	1,898	55,844

Mobile radio communication networks in public communication network are organized on the basis of systems "Altay - 3M" in the Volgograd, Kabardino-Balkarian, Krasnodar and Northern-Ossetia branches and "Kart - 4-Altay" - in the Volgograd, Kabardino-Balkarian and Rostov branches. Both systems operate using frequency range 300 MHz.

Subscriber radio access networks are based on DECT equipment in the Astrakhan, Volgograd, Kabardino-Balkarian, Krasnodar and Northern-Ossetia branches, eMGW (MultiGain) in the Astrakhan branch, CDMA in the Rostov and Northern-Ossetia branches, KART - 4 in Adygeia, Astrakhan, Rostov, Northern-Ossetia and Stavropol branches, as well as single-channel radio extensions such as "Les - 1",

UTK-1, VHG-301, « Altay AC – 3SM », SN-358R Ultra.

Document communication networks

Telegraph networks (TgOP, AT/telex).

Capacity of telegraph networks is not increasing due to reducing demand for services of traditional telegraphy. Nevertheless telegraph networks still operate being maintained at the appropriate level and updated. Telegraph sets and out-of date message switching centers are being gradually replaced by modern computer-based terminals and integrated switching centers.

Data transmission and telematic network

"UTK" PJSC develops modern data transmission and telematic networks, providing data exchange of corporate users, Internet access, e-mail, video communication, etc.

At present the Company is developing:

- *its own corporate data transmission network;*
- *regional multimedia multi-service network of "UTK" PJSC within the framework of formation of a pilot zone of "Svyazinvest" OJSC for creation and development of the integrated system of provision of multimedia services, including infrastructure of the centralized protected distribution of audio and video information, in the cities of Krasnodar, Stavropol, Rostov, Nalchik of the Southern federal district;*
- *broadband access services in view of realization of the national program "Education";*

Wired radio networks.

Quality of wired radio networks is different in various urban and rural areas, that determines their development trends. If wired radio networks are available and profitable in some areas, they are being developed by replacing out-of-date and obsolete equipment. In areas where wired radio networks do not exist or do not gain profit, the Company introduces air radio (FM).

Primary networks.

Local primary networks

Local primary networks of "UTK" PJSC include interswitch city cable and radio-relay lines; cable, air and radio-relay interconnecting lines in rural TNs; subscriber access networks.

Interstation city cable primary networks are being developed on the basis of fiber optic communication lines using SDH-systems of STM-1 – STM-64 levels manufactured by Siemens, Alcatel, Lucent Technologies, Huawei.

In urban and rural areas where the laying of fiber optic cables is impossible or unprofitable, radio-relay lines are used. Radio-relay line are applied with PDH (channels IKM-15, IKM-30, NxE1, E3) and SDH (STM-1) systems, and multi-channel radio-relay lines (Nx TCh-channels).

Metallic cables using IKM-30, IKM-15 transmission systems as well as multiplexers and modems using xDSL technology (NxE1, E3) are used on local primary networks in rural area .

Subscriber's access is organized through physical lines from metallic or optic cables via digital channels using xDSL technology and radio access technologies.

Intra-zone primary networks

Intra-zone primary networks use fiber optic channels with SDH of STM-1 – STM-16 levels transmission system and optic line terminals (NxE1); metallic cables with PDH digital systems, IKM-120, IKM-480, IKM-30, and analog transmission systems K-60P, K-120, K-300, K-1020C; air lines as well as radio-relay lines using PDH and SDH systems and multi-channel radio-relay lines.

Information about the length of FOLs is presented in table 5.

Table 5

	Length of cable lines, km		Length of radio-relay lines, km	
	Total	Including fiber optic	Total	Including digital radio-relay lines
Total in "UTK" PJSC	14,978.88	7,999.05	1,241.54	799.24

Lease of channels.

Data on communication channels leased by "UTK" PJSC from other telecom operators in 2007

Channel type	Lessor's requisites			
	Service area	Name	Address	
Voice frequency communication channels	Russia	Rostelecom	14, 1st Tverskaya-Yamskaya Str. Moscow	One year
Digital channels	Russia	Rostelecom	14, 1st Tverskaya-Yamskaya Str. Moscow	One year with aut
	Russia	TransTeleCom	27, Nizhegorodskaya Str., Moscow	One year with aut
	Astrakhan region	Astrakhan -GSM"	44, Lychmanova Str., Astrakhan	One year with aut
	Volgograd region	Volgograd - GSM	19, Kommunisticheskaya Str., Volgograd	One year with aut
	Volgograd region	Volgotelcom	11a, Novodvinskaya Str., Volgograd	One year with aut
	Volgograd region	Svyaztransneftj	6, Lyublinskaya Str., Moscow	One year with aut
	Southern federal district	Mobicom-Kavkaz	40, Luzana Str., Krasnodar	One year with aut
	Krasnodar kray	Kubtelecom	341, Kalinin Str., Krasnodar	One year with aut
	Russia	MTS	4, Marksistskaya Str., Moscow	One year with aut
	Rostov region	Rostov cellular communication	64, Nakhichevanskiy per., Rostov-on-Don	One year with aut
	Rostov region	Yug svyaz service	154, Bolshaya Sadovaya Str., Rostov-on-Don	One year with w
	Russia	RZhD	2, Novaya Basmannaya Str., Moscow	One year with w
	Stavropol kray	Stavtelecom	10/12, Oktyabrskoy revolution Pr, Stavropol	20 y

The features of analog and digital channels leased from outside entities meet the requirements of voice-frequency channel electrical parameters (RFMinistry of Communications Order № 43 of 15.04.96) and the requirements of digital channel electrical parameters (RF Ministry of Communications Order № 92 of 10.08.96).

3.3. Plans of Issuer's Future Operation

Brief description of the issuer's future activity plans and the sources of future revenues:

One of the main directions of "UTK" PJSC business activity in order to increase revenues, raise the Company's business efficiency and strengthen its financial position is the increase in number of basic telephone sets. "UTK" PJSC is actively developing its communication network and increasing its number capacity.

UTK's main task for 2007 is to strengthen its position in the market of perspective and higher-margin services and to increase VAS share in total revenue structure in order to raise the Company's business efficiency.

2007 investment program of the Company is worth 3,024.0 million rubles. Its implementation will allow it to maintain the Company's 93.5%-market share of traditional telephony and to raise its share on the Internet market to 58%.

Medium-term strategic directions of "UTK" PJSC development:

- *strengthening the Company's leading position in the fixed-line market;*
- *Creation of the competitive advantages providing customers with additional value of traditional services: to increase broadband access subscriber base (incl. IP-TV) to at least 200 thousand ports;*
- *bringing a share of value-added services in the Company's revenue structure to at least 13.6 %.*
- *the Company's capitalization growth;*
- *Introduction of advanced technologies and new services corresponding to the market development trends and meeting customers' requirements;*
- *making investments in projects related to development of advanced technologies and new services which pay-back periods do not exceed three years;*
- *stirring up the Company's investment and marketing activities in priority local regions.*

Long-term strategic directions of "UTK" PJSC development:

- *creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (FOLs);*
- *introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;*
- *integration of communication and management infrastructures with international informational and switching systems;*
- *improvement of the provided services;*
- *optimization of the provided services' list , aiming at increasing proportion of the most progressive services;*
- *maximization of the Company's profitability;*
- *optimal tariff policy taking into consideration interests of the Company and its shareholders;*
- *pressing marketing policy;*

- *hard control of expenditures' volume;*
- *improvement of corporate management*

High requirements to quality of services alongside with application of modern equipment call for high professional level of UTK's specialists.

Share of the Company's specialists having higher professional education is constantly growing. Staff planning, recruitment, distribution and training are the main trends of the Company's activity.

Plans on modernization and reconstruction of the Company's fixed assets:

Main technical parameters of networks' modernization.

The Company plans the following actions aimed at fulfillment of its strategic goals:

- *To bring digitization level of municipal communication centers to 100% (FOL, CRRL), to construct data transmission network (access nodes) in all the above mentioned centers;*
- *to construct FOLs on local primary networks in cities and big localities, to update (increase the carrying capacity) the existing rural copper wired communication lines using HDSL technology;*
- *to develop fixed-line telephone network on the basis of only NGN-technologies with installation of MSAN nodes and usage of V5.2 protocol (PRI – when it is technically possible), to plan optimal proportion of SIP-subscribers and POTS analog subscribers;*
- *active deployment of SoftSwitch equipment for network development and replacement of analog equipment when integrating program switchboards of different manufactures;*
- *upgrading parameters of copper wired access lines to technical standards allowing maximal usage of xDSL technology in order to organize broadband access.*

Possibility of the change of the Issuer's core activity:
"UTK" PJSC does not plan to change the profile of its core activity – rendering telecom services according to the licenses in force and the Company Charter.

Sources of future revenues:

The Issuer's core activity.

3.4. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

Full name of the organization: *Association of MDKR network operators (CDMA)*
Participation period: *since 1998*
The issuer's role (place) in this organization: *Association member*
The issuer's functions in this organization: *Development of national CDMA-based radio telephone networks through integration of works of operators building and operating CDMA-based radio telephone networks, as well as of Russia and foreign legal entities engaged in development, manufacture, delivery of the equipment, scientific and technical support and organization of CDMA networks.*

3.5. Issuer's subsidiaries and associates

1) **Full registered name:** "Armavirskiy zavod svyazi" Closed Joint –Stock Company

Abbreviated name: "Armavirskiy zavod svyazi"ACJSC

Location: 1a, Urupskaya Str., Armavir, Krasnodar Krai, 352903

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cable production

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results, the Issuer is one of the main consumers of the plant's production.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Stasyuk Vladimir Yaroslavovich	1954	none	none
Rodin Yegor Yegorovich (Chairman)	1959	none	none
Cherykov Yaroslav Yurievich	1974	none	none
Korobskoy Vladislav Vladimirovich	1974	none	none
Kochubeev Yuriy Alekseevich	1975	none	none

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kuskov Vasiliy Grigoryevich	1947	none	none

2) **Full registered name:** "Yugsvyazstroy" Closed Joint -Stock Company

Abbreviated name: "Yugsvyazstroy" CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar, 350040

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: construction services

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results. "Yugsvyazstroy" CJSC is one of the main contractors for construction of communication facilities.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Stasyuk Vladimir Yaroslavovich	1954	none	none
Kovalskaya Irina Vladimirovna	1957	none	none
Rzhevsky Yevgeny Borisovich	1971	0.000003	0.000004
Rodin Yegor Yegorovich (Chairman)	1959	none	none
Cherykov Yaroslav Yurievich	1974	none	none

Personal membership of the collective executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Alexander Georgievich Sokolchik	1954	none	none

3) **Full registered name:** "Recreation center "Orbita" Open Joint –Stock Company

Abbreviated name: "Recreation center "Orbita" OJSC

Location: Olginka, Tuapse district, Krasnodar Territory, 352840

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: recreation services

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results. Participation in the company makes it possible to reduce "UTK" PJSC's social expenses.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Olga Yurievna Polulyakhova (chairman)	1970	none	none
Julia Alexandrovna Fetisova	1974	none	none
Vasily Alexandrovich Murashov	N/d	none	none
Alexander Anatolievich Dobryakov	1972	none	none
Rodin Yegor Yegorovich	1959	none	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Konstantin Vladimirovich Yevtushenko	1969	none	none

4) Full registered name: ***"Intmashservice" Limited Liability Company***

Abbreviated name: ***"Intmashservice" Ltd.***

Location: ***8, Golubinskaya Str., Volgograd, 400131***

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: ***100 %***

Share of the subsidiary or associate in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock owned by the subsidiary and/or associate: ***no such share***

Basic areas of business of the company: ***Maintenance and repair of communication facilities***

The company's importance for the issuer's business activity: ***"Intmashservice" Ltd. provides to the Issuer the services on delivery of messages, construction services, services on maintenance of cash registers as well as services on production of products for construction and major overhaul of linear - cable facilities.***

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Klitochenko Igor Vladimirovich	1960	none	none

5) **Full registered name:** "Faktorial-99" Limited Liability Company

Abbreviated name: "Faktorial-99" Ltd.

Location: 47, Bratskiy per., Rostov-on-Don, 344082

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Share of the subsidiary or associate in the Issuer's authorized capital: 0.00005%

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: Trading and agency, consulting services.

The company's importance for the issuer's business activity: business activity of the company is insignificant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Krukhmalev Andrey Vladimirovich	1970	none	none

6) **Full registered name:** "UTK-Finance" Limited Liability Company

Abbreviated name: "UTK-Finance" LLC

Location: 66, Karasunskaya Str., Krasnodar, 350000

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: financial operations

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results, but significant in respect to structuring of the bond issues.

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Rodin Yegor Yegorovich	1959	none	none

7) **Full registered name:** "Kuzminov Stavtelecom" Open Joint -Stock Company

Abbreviated name: "Kuzminov Stavtelecom" OJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: local telephone services (urban and rural), inter-city telephony

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results. Cooperation in development of telecommunications in the Stavropol kray.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Dubchuk Vitaly Ivanovich (Chairman)	1959	0.00014	none
Sapelkina Galina Nikolaevna	1953	none	none
Zavyazkin Roman Alexeevich	1974	0.00001	none
Bekasov Kirill Borisovich	1934	none	none
Rodin Yegor Yegorovich	1959	none	none
Begalieva Elena Vladimirovna	1962	0.000006	0.000007
Scherbakova Viktoria Anatolievna	1979	none	none
Korobskoy Vladislav Vladimirovich	1974	none	none
Kaminsky Mikhail Gennadievich	1979	none	none

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Zemtsev Alexander Vladimirovich	1957	none	none

8) **Full registered name:** Closed Joint –Stock Company TV and radio broadcasting company "Foton"

Abbreviated name: CJSC TRK "Foton"

Location: 30, Zheleznodorozhnaya Str., Krasnodar, Krasnodar krai, 350033, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50.5 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50.5%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: TV broadcasting.

The company's importance for the issuer's business activity: the Company took a decision to sell its stake.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Rik Nickolay Olegovich	1973	none	none

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kim Ivan Valeryevich (Chairman)	1972	none	none
Lychak Irina Vladimirovna	1975	none	none
Shestopalova Marina Nikolaevna	1966	none	none
Trubchaninova Oksana Vladimirovna	1973	none	none

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bogachev Alexander Nickolaevich	1953	none	none

9) **Full registered name:** Company with Limited Liability Creative Association "Akcent"

Abbreviated name: OOO TO "Akcent"

Location: 68, Krasnoarmeiskaya Str., Krasnodar, Krasnodar krai, 350000, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 51 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 51%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: TV broadcasting.

The company's importance for the issuer's business activity*:* the Company took a decision to sell its stake.

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Shestopalova Marina Nickolaevna	1966	none	none
Kim Ivan Valeryevich	1972	none	none
Lychak Irina Vladimirovna	1975	none	none
Naboka Larisa Igorevna (chairman)	1967	none	none
Sporchich Oksana Anatolievna	1976	none	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Lukashev Dmitry Gennadievich	1978	none	none

10) **Full registered name:** "Volgograd-GSM" Closed Joint –Stock Company

Abbreviated name: "Volgograd-GSM" CJSC

Location: 19d, Kommunisticheskaya Str., Volgograd, Russian Federation, 400131

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: 0,0150%

Share of the Issuer's common stock owned by the subsidiary and/or associate: 0,0040%

Basic areas of business of the company: cellular services of GSM-900/1800 standard

The company's importance for the issuer's business activity*:* The company operates in the market segment which is among UTK's priorities. Cooperation in telecommunications development in the Volgograd region.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Statuev Vladislav Andreevich	1956	none	none
Kiryushin Gennadi Vasilyevich (Chairman)	1949	none	none
Bulguchev Ruslan Magometovich	1960	none	none
Tareeva Larisa Valeryevna	1977	none	none
Girev Andrei Vitalyevich	1973	none	none
Skvortsov Boris Vladimirovich	1941	none	none

Personal membership of the collegiate executive body:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vetyutnev Alexander Mikhailovich (chairman)	1948	none	none
Yushkin Sergei Vasilievich	1968	none	none
Bychenkova Tatiana Vyacheslavna	1957	none	none
Naboka Mikhail Viktorovich	1978	none	none
Krutov Sergey Borisivich	1961	none	none
Taldikin Dmitri Vladimirovich	1972	none	none

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vetyutnev Alexander Mikhailovich	1948	none	none

11) **Full registered name:** "Stavropolskaya Sotovaya svyaz" Closed Joint –Stock Company

Abbreviated name: "SSS" CJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: cellular services of AMPS-800 standard

The company's importance for the issuer's business activity: The company operates in the market segment which is among UTK's priorities. Cooperation in telecommunications development in the Stavropol kray.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Pshenichnaya Lyudmila Ivanovna	1948	none	none
Skoblikov Vladimir Eduardovich	1972	none	none
Zavyazkin Roman Alekseevich	1974	0.00001	none
Bizyaeva Natalia Petrovna	1977	none	none
Korobskoy Vladislav Vladimirovich (Chairman)	1974	none	none
Lyakh Dmitriy Georgievich	1978	none	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Sotnikov Yuriy Alekseevich	1974	none	none

12) **Full registered name:** "TeleRoss-Volgograd" Closed Joint –Stock Company

Abbreviated name: "TeleRoss-Volgograd" CJSC

Location: 16, Mira Str., Volgograd, 400131

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: providing local and long-distance telephone services

The company's importance for the issuer's business activity: The company operates in the market segment which is among UTK's priorities. Cooperation in telecommunications development in the Volgograd region.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kudryavtsev Alexander Georgievich	1954	none	none
Martynenko Nikolay Vladimirovich (Chairman)	1972	0.000152	0.000110
Korobskoy Vladislav Vladimirovich	1974	none	none
Patoka Andrey Yevgenievich	1969	none	none
Bolotin Stanislav Semyonovich	1948	none	none
Dubchuk Vitaliy Ivanovich	1957	0.00014	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Marshanin Viktor Andreevich	1955	none	none

13) **Full registered name:** "TeleRoss-Kubanelectrosvyaz" Closed Joint –Stock Company

Abbreviated name: "TeleRoss-Kubanelectrosvyaz" CJSC

Location: 51, Gimnazicheskaya Str., Krasnodar, 350000

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: providing services of urban local and long-distance telephony.

The company's importance for the issuer's business activity: The company operates in the market segment which is among UTK's priorities. Cooperation in telecommunications development in the Krasnodar kray.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Rzhevsky Yevgeny Borisovich (Chairman)	1971	0.000003	0.000004
Kudryavtsev Alexander Georgievich	1954	none	none
Lapshov Andrey Alexeevich	N/d	none	none
Rodin Yegor Yegorovich	1959	none	none

Butenko Anatoliy Ivanovich	1947	none	none
Korotenko Svetlana Vasilievna	1962	0.01589	0.01890

Personal membership of the collegiate executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yelistratov Boris Yakovlevich	1947	0.01284	0.013

14) **Full registered name:** "ZanElCom" Closed Joint -Stock Company

Abbreviated name: "ZanElCom" CJSC

Location: 7/2, Novolesnaya Str., Moscow, 103055, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 45 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 45%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: information services based on data transmission and switching methods

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Board of Directors has not been elected

Personal membership of the collegiate executive body:

Collective executive body has not been elected

Person acting as a sole executive organ:
General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yermokhin Andrey Dmitrievich	1954	none	none

15) **Full registered name:** "Yug-Giprosvyaz" Limited Liability Company

Abbreviated name: "Yug-Giprosvyaz" LLC.

Location: 67, Gagarin Str., Krasnodar, 350062

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 24 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: technological designing of communication facilities including trunk engineering networks

The company's importance for the issuer's business activity*:* "Yug-Giprosvyaz" LLC is one of the Issuer's main designers of communication objects and facilities including trunk engineering networks.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kurashova Valentina Viktorovna	1952	none	none
Kovalskaya Irina Vladimirovna	1957	none	none
Devyatkina Lyudmila Ivanovna	1963	none	none
Sysoev Alexander Abramovich (chairman)	1949	none	none
Firstov Sergey Viktorovich	1981	none	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Salyukov Vladimir Vasilyevich	1954	0.008	0.0004

16) **Full registered name:** "Telekinokompaniya IR" Closed Joint –Stock Company

Abbreviated name: "Telekinokompaniya IR" CJSC

Location: 2-a, Osetinskaya gorka Str., Vladikavkaz, RSO-A, 362007

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 23.5 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 23.5%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: Commercial broadcasting of TV and radio programs

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Gioyev Vladislav Akhmetkhanovich (chairman)	1959	none	none

Tabolov Sergey Soltanbekovich	1972	none	none
Kabisova Irina Khazbievna	1974	none	none
Obukhan Mikhail Ivanovich	1952	none	none
Lychak Irina Vladimirovna	1975	none	none

Personal membership of the collegiate executive body of this commercial organization:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Dzheliev Robert Akhsarbekovich	1963	none	none

17) Full registered name: Closed Joint –Stock Company "Kabardino-Balkarsky GSM"

Abbreviated name: CJSC "KB GSM"

Location: 14, Shogentsukova Str., Nalchik, 360051

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 20 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 20 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: cellular services of GSM 900 standard

The company's importance for the issuer's business activity*:* The company operates in the market segment which is among UTK's priorities. Cooperation in telecommunications development in the Kabardino-Balkaria Republic.

Personal membership of the Board of Directors:

The Board of Directors has not been elected.

Personal membership of the collegiate executive body of this commercial organization:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Shukhostanov Marat Amdul khamidovich	1973	none	none

18) Full registered name: Closed Joint –Stock Company "Karachaevo-CherkesskTeleSot"

Abbreviated name: CJSC "KChTS"

Location: 147, Lenin the Prospectus on the bond issue., Cherkessk, 369001

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 20 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 20 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: cellular services of GSM 900 standard

The company's importance for the issuer's business activity: The company operates in the market segment which is among UTK's priorities. Cooperation in telecommunications development in the Karachaevo-Cherkessia Republic.

Personal membership of the Board of Directors

The Board of Directors has not been elected.

Personal membership of the collegiate executive body of this commercial organization:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

General Director

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Akbashev Alexander Ayubovich	1937	0.00018	0.00024

3.6. Composition, Structure and Value of Issuer's Fixed Assets, Information on Plans for Acquisition, Replacement and Retirement of Fixed Assets, and on all Facts of Issuer's Fixed Assets Burdening

3.6.1. Fixed Assets

Fixed assets group	Original (replacement) value of fixed assets, RUR ths	Depreciation charges, RUR ths
Reporting date: 31.12.2006		
Buildings	5,225,198,	1,400,378
Switches and transmission devices	17,738,733,	4,841,491
Machines and equipment	22,157,094,	7,213,828
Vehicles	466,659	302,981
Computers and office equipment	1,293,500	665,779
Housing stock	30,033	-
Land and natural resources	3,472	-
Other PP&E	919,844	387,695

Fixed assets group	Original (replacement) value of fixed assets, RUR ths	Depreciation charges, RUR ths
Total:	**47,834,533,**	**14,812,152**

Reporting date: 31.03.2007

Buildings	5,228,135	1,420,471
Switches and transmission devices	17,792,101	5,035,654
Machines and equipment	22,431,898	7,589,270,
Vehicles	466,198	313,549
Computers and office equipment	1,313,953	718,354
Housing stock	29,743	-
Land and natural resources	3,529	-
Other PP&E	923,350	399,205
Total:	**48,188,907**	**15,476,503**

Depreciation methods by fixed assets groups:
Fixed assets are depreciated for accounting purposes on a straight-line basis based on their original or replacement cost (in case of revaluation) and depreciation rate determined based on their useful lives.

The following changes were made in the Company's accounting policy in accordance with Order of the RF Ministry of Finance N 147N of 12.12.2005: "The objects of fixed assets with the cost under 10000 rubles per unit shall be reflected in the structure of Inventories".

Information on the last revaluation of the Company's fixed assets and fixed assets leased on a long-term basis, have been carried out within five years before the quarter under report:

Fixed assets group	Complete balance sheet value prior to revaluation, RUR	Depreciated cost prior to revaluation, RUR	Date of revaluation	Complete balance sheet value after revaluation, RUR	Depreciated cost after revaluation, RUR
Buildings	1,853,856,000	1,312,379,000	01.01.2003	4,010,036,000	2,857,613,000
Total:	1,853,856,000	1,312,379,000	-	4,010,036,000	2,857,613,000

During the last five fiscal years revaluation of only one group "buildings" of the Issuer's fixed assets was carried out (as of 31.03.2007).

Revaluation date: *31.12.2002*
Revaluation method:
Revaluation was carried out according to market value by direct recalculation on the basis of the documented market prices.

Information about the appraiser:
Full registered name: ***"ROSTO" Limited Liability Company***
Abbreviated name: ***"ROSTO" Ltd***
Location: ***102, Novorossiyskaya Str., Krasnodar, 350058***
TIN: ***2308057388***

The revaluation resulted in 1,545,234 thousand rubles. Replacement cost and additional capital increased by 1,545,234 thousand rubles (balance sheet items 120 and 420 accordingly).

Plans of acquisition, replacement, retirement of fixed assets (property, plant and equipment) the cost of which is 10 and more percent of the issuer's fixed assets (property, plant and equipment) value and of other fixed assets (property, plant and equipment) at the issuer's discretion:

The Issuer is not planning to make essential changes in the structure of fixed assets (property, plant and equipment), and the Issuer has no plans of acquisition, replacement, retirement of objects of fixed assets (property, plant and equipment) the cost of which is 10 and more percent of the issuer's fixed assets (property, plant and equipment) value.

Information on all the facts of the Issuer's fixed assets encumbrances as of 31 March 2007:

Character of the fixed assets burden	Date of the burden occurrence	Valid till	Other terms (balance sheet value, ths RUR)
Left as a security under the Credit Agreement № 218 of 22.12.2003 with the Savings Bank of the Russian Federation	22.12.2003	19.12.2008	806,211.72
Left as a security under the Credit Agreement № 1020 of 19.10.2006 with the Savings Bank of the Russian Federation	19.10.2006	14.04.2008	207,893.57
Left as a security under the Guaranteed Term Credit Facility Agreement of 15.09.2006 and bank Guarantee Agreement № 1808/3961/2014 of 19.09.2006 with OJSC "Vneshtorgbank"	15.09.2006	21.09.2013	2,949,389.84
Left as a security under the Guaranteed Term Credit Facility Agreement of 31.08.2006	31.08.2006	06.10.2009	1,673,403.17
Left as a security under the Credit Agreement № 71/05 of 25.10.2005 with "Vneshtorgbank" OJSC	25.10.2005	24.10.2007	150,657.34
Amicable agreement dated 27.12.2006 in respect to file № A32-27336/2005-26/852	27.12.2006	01.01.2012	283,254.96
Left as a security under the Credit Agreement № 060/326/06 of 26.05.2005 with International Moscow Bank	26.05.2006	26.11.2007	392,092.68
TOTAL			**6,462,903,28**

IV. Information about the Issuer's financial and economic performance

4.1. Results of the Issuer's financial and economic activity

4.1.1. Profit and losses

Performances characterizing revenue position and red ink of the issuer for the last 5 completed fiscal years:

Indicator	2002	2003	2004	2005	2006	1Q2007	1Q2006
Revenue, RUR ths	10,531,981,	13,506,587,	16,752,576,	18,133,104,	17,570,564	4,731,771	4,117,562
Gross profit, RUR ths	2,697,192	3,053,640	3,393,593	4,180,741	4,785,036	1,454,117	1,240,502
Net profit (retained earnings (uncovered loss), RUR ths	1,561,915	1,080,437	276,649	305,203	1,184,442	587,305	324,811
Return on equity, %	14.94	8.46	2.17	2.39	8.53	3.99	2.48
Return on assets, %	9.48	3.49	0.64	0.70	2.87	1.41	0.76
Net profit margin, %	14.83	8.00	1.65	1.68	6.74	12.41	7.89
Profitability of products (sales), %	25.61	22.61	20.26	23.06	27.23	30.73	30.13
Capital turnover, times	0.91	0.65	0.60	0.72	0.63	0.17	0.17
Amount of uncovered loss as of the reporting date, RUR ths	-	-	-	-	-	-	-
Uncovered loss as of the reporting date to balance sheet total ratio	-	-	-	-	-	-	-

The data for 2002-2005 are calculated for base company and all of the merged communications operators ("UTK" PJSC, "Volgogradelectrosvyaz" OJSC, "KabBalktelecom" OJSC, "Karachaevo-Cherkesskelectrosvyaz" OJSC, "Svyazinform" of the Astrakhan Region" OJSC, "Sevosetinelectrosvyaz" OJSC, "Electrosvyaz of Adygeia Republic" OJSC, "Electrosvyaz of Kalmykia Republic" OJSC, "Rostovelectrosvyaz" OJSC, "Electrosvyaz" of Stavropol Territory" OJSC).

The above indicators were calculated according to the methodology recommended by the Federal Financial markets Service of the Russian Federation.

Economic analysis of the Issuer's business efficiency:

During the analyzed five years (2001 – 2006) revenue and gross profit showed a stable increase. In 2002 due to consolidation of indicators the Issuer showed a considerable growth of revenues

over 2001– by 4 times, gross profit increased by 4.23 times. 2006 revenue increased by 3.1 % over 2005, gross profit was up 14.45%.

Net profit shows actual growth of a company's own capital, i.e. shows whether a company can generate profit for its owners. Net profit dynamics for 2001 – 2006 was irregular. High level of 2002 net profit was caused both by the process of reorganization and by a single atypical transaction in structure of operating income – selling of a large stake of the subsidiary. Further reduction was mainly due to operating costs growth and operating profit decrease in 2003 – 2005. Operating costs growth resulted from growing interest expenses caused by heavy external borrowings for realization of the Company's active investment program in 2003-2006.

Profitability indicators representing ratio of net profit to means of its generation, characterize business efficiency of a company - productivity or return on financial resources. Decrease in assets profitability and own capital profitability in 2003-2004 was mainly due to reduction in the Issue's net profit in the period. In 2006 these indicators increased over 2005 (return on equity has made 8.53 %, return on assets – 2.87 %).

2006 net profit margin has made 5.93%, a 4.25%-increase over 2005. As of 31 March 2007 the indicator grew by 4.52% over a year ago. Decrease of this indicator in 2003-2004 was mainly due to essential reduction in Net profit value.

Profitability of products (sales) characterizes primary activity and shows profit per one ruble of operating revenues. This indicator does not depend on quantitative changes of proceeds from sales and is a qualitative characteristic of the Issue's core activity. In 2003, 2004 this indicator showed a downward trend due to aggressive investment policy and increase in interest expenses. In 2006 this indicator increased by 4.17 % over 2005 that is certainly a positive factor.

Capital turnover ratio shows the efficiency of assets management by the Company. In 2002-2004 this indicator was gradually decreasing due to heavy external borrowings for realization of the investment program. In 2006 capital turnover ratio has made 0.63 times, a 0.07- times decrease over 2005.

Factors that in opinion of the Issuer's governing bodies have affected the amount of profits/losses of the Issuer reflected in the accounting records: ***The Issuer gained profit mainly due to a positive trend in revenue growths compared to the operating costs caused by cutting the Company's investment program in the period under report and following the policy of rigid cost control.***

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer coincide.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer reflected in the minutes of the sessions of the Issuer's Board of Directors or collegiate executive body at which the corresponding matters have been considered.

4.1.2. Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services and Profits (Losses) of the Issuer from Core Activity

Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services in the reporting period:

In 2002 revenues from telecom services grew by more than four times over 2001 due to change of organizational structure of the Issuer and its reflection in financial reporting. The following companies merged into "UTK" PJSC: OJSC "Volgogradelectrosvyaz"; OJSC "KabBalktelecom"; OJSC "Karachaevo-Cherkesskelectrosvyaz"; OJSC "Svyazinform" of the Astrakhan Region ; OJSC "Sevosetinelectrosvyaz"; OJSC "Electrosvyaz of Adygeia Republic"; OJSC "Electrosvyaz of Kalmykia Republic"; OJSC "Rostovelectrosvyaz"; OJSC "Electrosvyaz" of Stavropol Territory".

In 2003 and 2004 revenues from domestic and international long-distance calls increased materially (by 8.8% and 12.8%, respectively) attributable to inter-city traffic growth and increase in average revenue per

a DLD telephone call as well as to increase in international traffic volume and average revenues per an ILD call.

In 2003-2004 revenues from local telephony increased by 37 % and 23.1 % accordingly due to network development and growth of monthly subscriber fee.

In 2005 revenues from DLD and ILD telephony decreased by 3.81% over 2004 due to DLD traffic volume reduction owing to alternative telecom operators.

2005 revenues from local telephony increased by 17.97 % over 2004 due to network development and tariff growth.

2005 revenues from local telecommunication services increased 17.97% over 2004 due to increase in UTK's subscriber base and local tariffs growth (from September 1, 2005).

1Q2007 total revenue of "UTK" PJSC made 4,731,771 million rubles gaining 12.98% over 1Q2006. Share of revenues from intra-zonal, DLD and ILD calls is gradually substituted by revenues from local calls and value-added services. 2006 tariff revenues increased mainly due to network development and local tariffs growth from September 2005).

In pursuance of the decision of Federal Communications Supervision Service the Company changed tariffs for dial-up Internet services rendered by means of "Card number One" in its branches where these tariffs did not meet the requirements of FSN of the Russian Federation.

Changes of exchange rates have not influenced materially the Issuer's revenues from core activity.

2006 revenue of the Company and its branches decreased due to new rules and regulations for the interconnection and interaction of telecommunications operators, for the provision of telecom services, effective from 1 January 2006. In accordance with the Federal Law on Communications and new regulations governing the interaction of telecom operators, long-distance services are to be provided to end users by national telecom operator Rostelecom and other operators having appropriate licenses.

Due to liberalization of the long-distance market, system of interaction and settlements with Rostelecom and other long-distance operators for DLD and ILD traffic transit via UTK's networks had changed. The Company lost revenues from DLD and ILD services due to changes in conditions of the licensed activity. From January 1, 2006 "UTK" PJSC renders services of local and intra-zonal telephony.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer coincide.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer reflected in the minutes of the sessions of the Issuer's Board of Directors or collegiate executive body at which the corresponding matters have been considered.

4.2. Liquidity of the Issuer, adequacy of capital and current assets

Indicators characterizing the issuer's liquidity for the last five completed fiscal years and for the reporting quarter:

Indicator	2002	2003	2004	2005	2006	1Q2007	1Q2006
Own current assets (working capital), RUR ths	-3,374,733	-13,390,636	-24,969,982	-25,569,312	-23,843,811	-22,696,909	-24,855,677
Fixed assets index	1.33	2.05	2.96	2.99	2.72	2.54	2.90
Current liquidity ratio	0.55	0.48	0.37	0.28	0.27	0.32	0.27

Quick liquidity ratio	0.32	0.18	0.13	0.12	0.12	0.18	0.13
Own funds autonomy ratio	0.63	0.41	0.29	0.30	0.34	0.35	0.31

Indicators of "UTK" PJSC are shown in the table for the year 2001. The data for 2002- 1Q2006 are calculated for base company and all of the merged communications operators ("UTK" PJSC, "Volgogradelectrosvyaz" OJSC, "KabBalktelecom" OJSC, "Karachaevo-Cherkesskelectrosvyaz" OJSC, "Svyazinform" of the Astrakhan Region" OJSC, "Sevosetinelectrosvyaz" OJSC, "Electrosvyaz of Adygeia Republic" OJSC, "Electrosvyaz of Kalmykia Republic" OJSC, "Rostovelectrosvyaz" OJSC, "Electrosvyaz" of Stavropol Territory" OJSC).

The above indicators were calculated according to the methodology recommended by the Federal Financial Markets Service of Russia.

Economic analysis of the Issuer's liquidity and paying capacity:

Liquidity indicators show the ability of the company to fulfill its short-term liabilities and are based on the principle of the correspondence of a part of current assets and short-term liabilities.

Own current assets (working capital) are understood as the part of own capital allocated to current assets funding. The negative value of own current assets shows that investments are financed from short-term borrowings.

The fixed assets index is an indicator showing ratio of non-current assets and long-term accounts receivable to own capital. The fixed assets index for the analyzed period is higher than the recommended value of 0.9, while the value has been calculated for enterprises with medium capital coefficient. Communication enterprises are considered to be enterprises with a high capital coefficient. In 2006 the fixed assets index made 2.72, in 2005 it was 2.99.

The current liquidity ratio shows the general availability of circulating funds for the short-term debt of the enterprise, the recommended value for Russian enterprises approximating 2.

Quick liquidity ratio is more strict estimation of a company's liquidity. It estimates the part of current short-tern liabilities that could be covered by a company under critical conditions. It is assumed that inventories have no liquidity value. The optimal value of this indicator is 0.8-1.0.

In the analyzed period (2001-2006) ratios of current liquidity and quick liquidity were less than the recommended standard values. In 2006 ratios of current liquidity and quick liquidity were 0.27 and 0.12 accordingly.

In 2006 and 1Q2007 the autonomy ratio in fact remained the same low and was 0.32 and 0.35 respectively. The autonomy ratio shows the share of own capital in assets and describes financial independence from creditors.

In 2007 the Issuer plans to receive money from the following sources: moneyed proceeds from core activity and financial resources of domestic and international credit organizations. It will help the Issuer to pay out existing debts in due time in case of lack of funds.

The Issuer's own funds are not sufficient for fulfillment of short-term obligations and coverage of current operating expenses.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer coincide.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer reflected in the minutes of the sessions of the Issuer's Board of Directors or collegiate executive body at which the corresponding matters have been considered.

Description of factors that resulted in the change of indexes by 10 and more percent vs. the preceding reporting period:

In 2002–2004 the autonomy ratio changed as follows:

- *down 11% in 2002 over 2001 due to anticipatory growth rate of assets over own capital growth rate;*
- *down 35% in 2003 over 2002 due to anticipatory growth rate of assets over own capital growth rate;*

- *down 29% in 2004 over 2003 due to assets growth by 40% and unchanged values of capital and reserves.*

Fixed assets index changed as follows in 2002–2004:

- *up 54% in 2003 over 2002 due to non-current assets growth by 89%.*
- *up 44% in 2004 over 2003 due to non-current assets growth by 44%.*

Current liquidity changed as follows:

- *down 18% in 2002 over 2001 due to increasing share of short-term liabilities in balance structure at minor decrease in share of current assets;*
- *down 13% in 2003 over 2002 due to increasing share of short-term liabilities in balance structure at minor decrease in share of current assets;*
- *down 23% in 2004 over 2003 due to increasing share of short-term liabilities in balance structure at minor decrease in share of current assets;*
- *down 24% in 2005 over 2004 due to increasing share of short-term liabilities in balance structure at minor decrease in share of current assets;*

Quick liquidity ratio changed as follows:

- *down 11% in 2002 over 2001 due to short-term liabilities growth by more than twice (from 2.4 to 4.9 billion rubles),which was mainly attributable to increase of accounts payable to suppliers and contractors by more than four times (from 0.5 to 2.2 billion rubles);*
- *down 44% in 2003 over 2002 due to increased borrowings aimed at realization of the Company's investment program;*
- *down 28% in 2004 over 2003 due to increased borrowings aimed at realization of the Company's investment program; transfer of bonded loans from short-term to long-term liabilities.*

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer coincide.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer reflected in the minutes of the sessions of the Issuer's Board of Directors or collegiate executive body at which the corresponding matters have been considered.

4.3. Amount and Structure of Issuer's Equity and Working capital

4.3.1. Amount and Structure of Issuer's Equity and Working capital

Description	2 002	2003	2004	2005	2006	1Q2007	1Q2006
Authorized capital, RUR ths*	1,297,779	1,297,779	1,297,779	1,297,779	1,297,779	1,297,779	1,297,779

Total value of the Issuer's shares repurchased by the Issuer for their future resale (transfer)	0	0	0	0	0	0	0
The Issuer's reserves formed from the Company's profit, RUR ths	63,260	64,889	64,889	64,889	64,889	64,889	64,889
Additional paid-in capital reflecting increase of assets value after revaluation, RUR ths	4,215,276	5,724,394	5,639,535	5,559,936	5,502,192	5,496,108	5,550,039
Difference between the sale price (price of distribution) and par value of the Company's shares resulted from selling the Company's shares at the price higher than their nominal value, RUR ths	0	0	0	0	0	0	0
Retained net profit of the Issuer, RUR ths **	4,672,255	5,406,480	5,419,549	5,604,701	6,645,677	7,611,364	5,939,409
Total capital value of the Issuer, RUR ths	10,248,570	12,493,542	12,421,752	12,527,305	13,648,293	14,470,141	12,197,219

**The size of the authorized capital of the Issuer corresponds to the constituent documents of the Issuer;*

***retained earnings of past years+retained earnings of the reporting year – uncovered loss of past years – uncovered loss of the reporting year*

****including "Social fund" (line 440) valued at 8,825 thousand rubles*

Indicators of "UTK" PJSC are shown in the table for the year 2001. The data for 2002- 2006 are calculated for base company and all of the merged communications operators ("UTK" PJSC, "Volgogradelectrosvyaz" OJSC, "KabBalktelecom" OJSC, "Karachaevo-Cherkesskelectrosvyaz" OJSC, "Svyazinform" of the Astrakhan Region" OJSC, "Sevosetinelectrosvyaz" OJSC, "Electrosvyaz of Adygeia Republic" OJSC, "Electrosvyaz of Kalmykia Republic" OJSC, "Rostovelectrosvyaz" OJSC, "Electrosvyaz" of Stavropol Territory" OJSC).

The Issuer's own capital structure is shown on the basis of financial statements.

As of 31.12.2002 the Charter of the Issuer reflects the size of the authorized capital without taking into account the changes which have occurred in connection with reorganization. Reports on the results of securities' issues (additional issues) distributed by means of conversion at the reorganization, were registered by the registering authority in 2002. Changes in the Charter were registered in 2003.

Structure and amount of the Issuer's current assets in accordance with its financial accounts:

Description	2002.		2003		2004		2005		2006		1Q2007	
	RUR ths.	%	RUR ths.	%	RUR ths.	%	RUR ths	%	RUR ths	%	RUR ths	%
Inventories	584,257	22.15	1,080,286	22.45	1,226,059	21.74	1,021,628	20.37	965,735	26.69	996,262	23.,06
VAT on acquired values	498,762	18.92	1,922,618	39.95	2,502,153	44.37	1,879,956	37.48	1,073,686	29.67	915,981	21.20
Accounts receivable (expected in over 12 months after the reporting date)	62,474	2.37	42,256	0.88	34,449	0.61	16,978	0.34	9,644	0.27	8,005	0.19

Description	2002.		2003		2004		2005		2006		1Q2007	
	RUR ths.	%	RUR ths.	%	RUR ths.	%	RUR ths	%	RUR ths	%	RUR ths	%
Accounts receivable (expected within 12 months after the reporting date)	1,272,783	48.27	1,463,861	30.42	1,417,679	25.14	1,286,605	25.65	1,210,568	33.45	1,901,788	44.02
Short-term financial investments	1,591	0.06	35,321	0.73	59,973	1.06	80,842	1.61	121,064	3.35	167,067,	3.87
Cash and cash equivalent	216,934	8.23	268,197	5.57	398,560	7.07	729,217	14.54	236,923	6.55	330,257	7.64
Other current assets	0	0	412	0.01	653	0.01	668	0.01	918	0.02	914	0.02
Current assets - total	2,636,801	100	4,812,951	100	5,639,526	100	5,015,894	100	3,618,538	100	4,320,275	100

Indicators of "UTK" PJSC are shown in the table for the year 2001. The data for 2002- 2005 are calculated for base company and all of the merged communications operators ("UTK" PJSC, "Volgogradelectrosvyaz" OJSC, "KabBalktelecom" OJSC, "Karachaevo-Cherkesskelectrosvyaz" OJSC, "Svyazinform" of the Astrakhan Region" OJSC, "Sevosetinelectrosvyaz" OJSC, "Electrosvyaz of Adygeia Republic" OJSC, "Electrosvyaz of Kalmykia Republic" OJSC, "Rostovelectrosvyaz" OJSC, "Electrosvyaz" of Stavropol Territory" OJSC).

Sources of financing the Issuer's current assets:

According to the Issuer's policy on financing the Issuer's working capital "UTK" PJSC uses own funds and borrowings (bank credits and loans) for these purposes.

The Issuer's policy on financing the Issuer's working capital:

The issuer conducts the policy of working capital financing based on attracting borrowed funds to cover the scarcity of own working capital. Borrowed funds account for major portion in the sources of "UTK" PJSC working capital financing. The scarcity of own working capital is connected with the Company's investment program financing aimed at market penetration and improvement of provided services. The Issuer also tries to reduce accounts receivable, to decrease overdue receivables and to increase their turnover period.

Factors that may result in changing the policy of financing the circulating assets

- ***actions aimed at reduction of accounts receivable, decrease in inventories, acceleration of the working capital turnover.***

The Company made up a plan of measures for control over turnover of accounts receivable. Actual work with debtors is being monthly analyzed in each branch. From the beginning of the year total accounts receivable decreased by 586.7 million rubles. "UTK" PJSC works actively with claims and brings suits against bad debtors. During the last 2 months the Company received 39.6 million rubles as repayments of overdue accounts receivable.

- ***growth of market prices of working stock and other kinds of inventories;***
- ***financial risks associated with the change of interest rates caused by possible alteration of refinancing rates of the Central Bank of the Russian Federation;***
- ***change of prices on services provided by the Issuer.***

Probability of such factors' occurrence:

- ***the Issuer's policy on assets management regarding receivables and inventories is aimed at reduction of their level and turnover period. Possibility of negative influence of the given factor on financing the working capital is estimated as low;***

- ***cost of bank credits and the rate of refinancing of the Central Bank of the Russian Federation have a downward tendency. Possibility of adverse effect of the given factor on financing the working capital is estimated as low;***
- ***prices of inventories used by the Issuer in its business activity are not liable to the sudden ups and downs of the market. Possibility of adverse effect of the given factor on financing the working capital is estimated as low;***
- ***the Issuer's marketing strategy is aimed at broadening its activity in the market sectors with non-regulated prices and tariffs. Possibility of adverse effect of the given factor on financing the working capital is estimated as low.***

4.3.2. The Issuer's financial investments

As of 31 March 2007 amount of the Issuer's financial investments totaled 637,641 thousand rubles including 556,799 thousand rubles of long-term financial investments.

Financial investment of the issuer, making over 10 per cent of all financial investment as of the end of the period under report.

1) Investments in emissive securities.

Kind, category (type), form of securities: ***ordinary registered non-documentary shares***

Full and abbreviated registered name of the issuer: ***Open Joint –Stock Company "Health-care center "Orbita"/ OJSC "Health-care center "Orbita".***

Location: ***Olginka, Tuapse district, Krasnodar Krai, 352840***

State registration of securities' issues:

Date of the issue's state registration	State registration number of the issue	Authority of state registration of the issue:
20.04.2001	1-01-58003-P	Regional branch of FCSM of Russia in the Southern federal district

Number of securities owned by the Issuer, pieces: ***354,400***

Total par value of securities owned by the Issuer, RUR: ***354,400,000***

Total book value of securities owned by the Issuer, RUR: ***354, 400, 000***

Balance value of securities of the Issuer's subsidiaries and associates, RUR: ***354, 400, 000***

Amount of fixed rate or other income yielded by bonds and other debt emissive securities or procedure of its determination: ***none***

Period of payment: ***none.***

Preference share dividend and procedure of its determination if it is indicated in the Charter of the Issuer –Joint –Stock Company: ***none***

Payout period: ***none.***

Common share dividend (if common share dividend for the current years is not declared, dividend declared for the previous year should be indicated), payout period:

No income has been charged or paid by the securities during the period of the Company's operation.

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made:

In the opinion of the Issuer potential losses are limited to book value of investments.

2) Other financial investments:

Other financial investment of the issuer making over 10 per cent of all financial investment as of the end of the fiscal year: ***no such investments***

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made: ***none***

Provision for impairment of the securities.

In December 2003 pursuant to PBU 19/02 the Issuer created provision for impairment of financial investments.

Size of the provision for impairment of the securities makes:

61,937,000 rubles as of 31 December 2006.

The Issuer's funds are not placed on deposit or other accounts in banks and other credit organizations which licenses have been suspended or withdrawn or concerning which the decisions on reorganization, liquidation of such credit organizations, starting the procedure of bankruptcy, or recognition of such organizations bankrupt have been accepted.

Accounting Standards according to which the Issuer has made calculations reflected in the present item of the quarterly report:

Financial investments are reflected by the Issuer on account 58 according to PBU 19/02 "Accounting for financial investments" approved by Order of the Ministry of Finance of the Russian Federation №126n of 10.12.2002.

4.3.3. Issuer's Intangible Assets

Structure, Original (replacement) cost of intangible assets and depreciation charged in the last fiscal year and reporting period:

№	Group of intangible assets	Overall value, RUR ths	Depreciation charged, RUR ths
	Reporting date: 31.12.2006.		
1	Exclusive rights to trade marks and service marks	146,169	33,466
2	Exclusive rights to usage of isolated natural objects		
3	Exclusive rights to software, data bases	1,665,070	1,665,070
	TOTAL	1,811,239	1,698,536
	Reporting date: 31.03.2007.		
1	Exclusive rights to trade marks and service marks	146,169	37,120
2	Exclusive rights to usage of isolated natural objects		
3	Exclusive rights to software, data bases	1,665,070	1,665,070
	TOTAL	1,811,239	1,702,190

There were no contributions of intangible assets to the authorized capital or on a gratis basis.

Accounting for intangible assets.

Intangible assets are reflected according to "Accounting rules for intangible assets" PBU 14/2000, approved by the Order of the Ministry of Finance of the Russian Federation № 91n of October 16, 2000.

Depreciation charges on intangible assets is determined monthly according to the norms established on the basis of the initial value of such assets and their useful life using linear method.

The projected useful life of intangible assets is determined at their registration by a special commission and approved by the Company's General Director.

Intangible assets are depreciated on a straight-line basis by accrual of amortization on account 05 "Amortization of intangible assets".

4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research

The Issuer's policy in the field of scientific and technical development in the reporting period:

In the context of the policy of technical development "UTK" PJSC obtains and maintains the licenses necessary for providing full range of telecom services to potential and existing customers.

Period	Expenses for research and development works, RUR
1Q2007	-
Total	

Data on creation and obtaining the legal protection by the Issuer of the basic objects of the intellectual property:

1) Certificate of trade mark (service mark) № 243488
Registered in the State Register of trade marks and service marks of the Russian Federation on April 15, 2003.
Period of validity - 10 years
Holder of right: "UTK" PJSC
The main direction of the trademark's usage is its usage when rendering all kinds of services by the Issuer, protection of the registered name of the Company, creation of strong advertising brand. Results of usage: Making the Company more recognizable, the Company's positioning in the telecom market

2) Computer-based billing system ASR "KURS"
Conformance certificate № OS/1-ST-0056 issued on 7 April 2006 by ANO CES "Infocom", valid till 7 April 2009.
Purpose: automation of business accounting.

3) Software ASU BUKHUCHOT
Contract № 1-97 of 5.03.1997 with the company "Kubaninformholding" for right of software usage (date of registration 31.07.1999). Contractual time is 10 years. Purpose: automation of business accounting.

4) Certificate of trade mark (service mark № 297060 DISEL
Registered in the State Register of trade marks and service marks of the Russian Federation on 20 October 2005
Valid till 26.05.2015
Holder of right: "UTK" PJSC

List of services under the registered trade mark: telecommunications; news agencies; TV broadcasting; Internet access (services of providers); provision of telecommunication connection to the Internet and other.

Risk associated with the possibility of withdrawal of the certificate on usage of trademarks:

If the period of validity of the trade mark registration expires, the risk occurs related to the expiration of the validity of the Issuer's trade mark certificate This risk is estimated as minimal because the Issuer plans to undertake all required actions to renew the corresponding certificate in due time.

4.5. Analysis of the Development Trends in the Sector of the Issuer's Core Activity

Basic trends of communications industry development for the last five completed fiscal years:

During many years telecom sector of Russia has a growing tendency of industrial and economic activity. It demonstrates increase of solvent demand for telecom services and growth of volume of the provided telecom services. Investment activity of the telecom sector is increasing against the background of economic growth in all telecom market segments.

In 1H03 process of reorganization of Svyazinvest holding structure completed and resulted in creation of seven interregional telecom companies which could be compared with East-European operators of fixed communications. Completion of the legal procedure of reorganization of Svyazinvest subsidiaries has become an initial phase of reforming telecom sector. At present corporate restructuring of the consolidated telecoms is being carried out.

The basic tendencies in telecommunications sector within the next few years will be the following:

- *transition to time-based billing system for local outgoing calls;*
- *increase of a technical level of public telephone systems.*

The Federal Tariff Service has set new tariffs for local and intercity telephone calls in the Republic of Adygeia, Republic of Kabardino-Balkaria, Republic of Kalmykia, Republic of Karachaevo-Cherkessia, Republic of the North Osetia-Alaniya, the Astrakhan region, the Volgograd region, the Krasnodarsky krai, the Rostov region, and Stavropolsky krai (orders by FTS head №№376-c10 and 375-c9, dated August 17, 2005) effective since September 1, 2005.

The monthly subscriber's rental was raised on average by 20% for residential customers and 15% - for businesses. In order to restrict cross-subsidizing and taking into consideration sizable decrease in growth rate of long-distance traffic volume, the FTS of Russia took a decision to cut the long-distance connection rates for individuals and legal entities by average of 4.1%.

According to the adopted decision on local tariffs growth and on simultaneous decrease in long-distance tariffs, the average increase in tariffs has made 8.2%.

The communication industry's segment in GDP is constantly increasing (2001 – 2.1%, 2002 – 2.4%, 2003 – 2.9%), which corresponds to the following absolute values: 2001 – RUR 183.9 bln, 2002 – RUR 217.6 bln, 2003 – RUR 385.8 bln.

In 2004 the RF communication market volume rose 37 % to 540 billion rubles. Share of communication and IT sector in gross domestic product reached 5 % in 2004.

According to estimates of the RF Ministry of economic development and trade for 2005, the volume of telecom services provided by telecom companies to national economy and population (including connection fees and traffic transit) increased by 21.2 % over a year-ago. Gross domestic product for the same period (according to estimates of the RF Ministry of economic development and trade) increased by 6.4 %.

One of the strategic directions of telecom sector development in the nearest future is radical improvement of tariff policy of the telecom companies. The key points here are to bring telecom tariffs to the level of economically justified costs and to minimize cross subsidizing of various telecom services. This improvement implies growth of local telephony tariffs to put an end to its subsidizing by long-distance and international telephony. "Svyazinvest" PJSC works out new tariff policy together with Ministry of Telecommunications and Informatics of the Russian Federation and Federal Anti-Monopoly Service of the Russian Federation.

Main factors of the Issuer's tariff income growth in medium-term outlook will be the following:

- *Growth of local tariffs;*
- *Considerable increase in number of communication lines in operation and as a result growth of telephone penetration in the country;*
- *Growth of revenues from value-added telecom services especially from providing Internet access, because this market segment is characterized by low satiety level.*

Heavy capital investments will be continued to extend and modernize public telephone and data transmission networks of the united telecom companies in the Federal Districts aimed at liquidation of waiting lists for installation of telephone sets and increase of level of network digitization.

Development of the Issuer's business corresponds to the general development tendencies of the telecommunications sector.

Key performance results of the Issuer in the telecommunications sector:

In 1Q2007 the Company showed a good progress:

– revenue increased by 14.9% over 1Q2006 mainly due to coming into effect from July 1, 2006 of "Calling Party Pays" principle, stipulated in Article 54 of the Federal Law on Communications and active development of value-added services;

– EBITDA was up 20.6% over 1Q2006 to 1,949.7 million rubles.

– labour productivity grew by 41.2%.

Revenues from:

– local telephony increased by 6.8%;

– long-distance telephony decreased by 48.3%.

Main factors having effect on the state of the telecommunications sector:

– changes in state regulation of the sector (including pricing policy on regulated telecom services, availability of licenses, realization of the reform of the sector);

– general condition of national economy, as telecommunications as an infrastructural sector, is very sensitive to such changes.

Estimation of conformity of the Issuer's performance results to development trends of the sector:

The Issuer's business development is in line with the industry's overall trends.

Grounds for the received activity results (satisfactory and unsatisfactory results in the opinion of the Issuer):

Telecommunications sector development corresponds to common positive trends in the Russia economy. The sector has been developing dynamically during the last several years: new technologies and new services have appeared; solvent demand for telecom services has increased. The Issuer's activity is aimed at providing full range of telecom services to wide circle of customers.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer coincide.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

4.5.1. Factors and conditions having effect on the Issuer's activity

Factors and conditions affecting the Issuer's activity and its performance results:

The main risk factors of the Issuer's activity are the following:

1) Since 2006 rules of provision of intra-zonal, ILD and DLD services to end-users by telecom operators have changed due to coming into force of new regulatory acts for the telecommunications sector.

From January 1, 2006 the Issuer ceased to provide DLD and ILD services to customers because in accordance with the new regulations these services should be provided in the territory of the Russian Federation only by the operators having licenses for provision of long-distance telephony services.

Under the appropriate license, since 2006 the Issuer renders services of intra-zonal telephony and acts as an agent of long-distance operators for provision of these services to customers.

In 2006 the Company concluded interconnection agreements with OJSC "Rostelecom" and OJSC "MTT" according to which "UTK" PJSC undertook to provide services in support to long-distance services, such as:

- ***processing a subscriber order for DLD and ILD services according to both urgent and order service systems;***

- *billing of DLD and ILD services;*
- *preparation, formation and storage of necessary documents and book accounts;*
- *agency services on collection of payments from subscribers and on information service on behalf and at the expense of the long-distance operators;*
- *work with claims and delivery of documents.*

With regard to long-distance operators' intentions to set up direct management of settlements with users, the Issuer expects that these earnings will decrease in the forthcoming periods.

Interconnection and traffic transit services

In 2006 the Company renders interconnection and traffic transit services to telecom operators in accordance with the Resolution of the RF Government N 161 of 28 March 2005 "On Approval of the Rules of Interconnection and interaction between Communication Networks".

By the Order of the Federal Communication Supervision Service of 24 October 2005, the Company has been included in the Register of operators having a significant status in public communications network. Therefore the Company's tariffs for interconnection and traffic transit services are subject to governmental regulation.

Interconnection services

From July 1, 2006, by Order No. 51 of the Federal Communication Supervision Service dated June 19, 2006; the limit connection service prices were set for the Company, including the limit prices for arrangement of a connection point and the limit prices for connection point maintenance. The Company has set the prices for connection services at the maximum level of the limit prices. However the established prices for interconnection services are essentially lower than those used by the Company prior to July 1.2006. As a result, the Company's revenues from interconnection services have decreased. At the same time new Rules of Interconnection and interaction between Communication Networks introduces new settlements pattern for traffic transit services rendered to interconnected operators that makes it possible to gain additional revenues by the Issuer.

Traffic transit services

Taken together, traffic transit services mean:

- *services of local and zonal call initiation from the Company's network,*
- *services of local and zonal call initiation from a connected operator's network,*
- *services of local and zonal termination of calls on the Company's network,*
- *services of local and zonal termination of calls on a connected operator's network,*
- *services of local and zonal call transit.*

From July 1, 2006, by Order No. 51 of the Federal Communication Supervision Service dated June 19, 2006; the limit traffic transit service prices for public switched telephone networks were set for the Company. The Company set its prices for call initiation and termination at the maximum level of the limit prices.

By Resolution No. 627 of the Russian Federation Government "On Governmental Regulation of Prices for Connection Services and Traffic Passage Services Provided by Operators Having a Material Position in the Public Access Communication Network" dated October 19, a compensation bonus to the price for initiation of local and zonal calls aimed intending to achieve an intra-zone, long-distance, or international connection, is granted to operators for the period till January 1, 2008. By Order No. 732-c/6 of the Federal Tariff Service of Russia dated 20.12.2005, a compensation bonus of RUR 0.64 per minute to the price for local and zonal call initiation services was granted to the Company.

Pursuant to the new Law the Company is obliged to establish equal status of connection of

communication networks and pass-through of traffic for telecom operators providing similar services and to render to these operators services on connection and pass-through of traffic on the same conditions and of the same quality as for its own structural divisions and affiliated persons.

In addition, according to the new Law "On Telecommunications" a subscriber (natural person) has the right to choose form of payment for local telephone calls: monthly subscriber fee or time-based billing system of payment.

2) Running processes of integration of alternative telecommunications operators in large international holdings.

Forecast concerning duration of the specified factors and conditions:

According to Order No. 263-c/4 of the Federal Tariff Service of Russia dated 14.11.2006, the size of the compensation bonus shall be reduced to 0.53 rubles per minute from February 1, 2007. Thus, the Company expects revenues from call initiation services to decrease in 2007.

It is difficult to predict the duration of the main adverse factors because it is impossible to determine the period of validity of the main law regulating activity in telecommunications sector. Integration process of alternative operators is very dynamic and it will be continued for several more years.

Actions undertaken by the Issuer and actions which the Issuer plans to undertake in the future for effective usage of the given factors and conditions:

The Issuer is going to make advantage of its main competitive strengths.

Main factors creating competitive advantage in the telecommunication market comprise groups of commercial, economic, technical, organizational, personnel and regulatory factors.

"UTK" PJSC has competitive advantages in respect to two groups of factors: commercial and technical. These advantages allow the Company to operate effectively in the market using existing trade channels, broad range of products, developed technical infrastructure and high level of technical and technological development of "UTK" PJSC.

Basic development trends of the Issuer's competitive advantages are the following:

- *Arrangement of strategic protection of its networks both from unauthorized call termination and from unauthorized call initiation;*
- *Efficient utilization and development of network and infrastructure resources;*
- *Improvement of organizational effectiveness*
- *growing importance of marketing and sales policy in decision making;*
- *formation and provision of packages of integrated services to save customer expenses;*
- *radical changes in work with business sector on the basis of long-term partnership relations by introduction of active "direct" sales model.*

Probability of occurrence of the positive factors is estimated by the Issuer as high, their duration depends on general economic development of the Russian Federation and telecommunications sector.

Actions taken by the Issuer and actions which the Issuer plans to undertake in the future in order to diminish negative effect of factors and conditions influencing the Issuer's business:

The Issuer takes and plans to take the following actions:

– *development of cable TV. High quality of video transmission, a lot of digital, analog and satellite channels to any taste and availability of many additional services, such as high-speed Internet access, IP telephony, telex, intruder and fire alarm systems and others, attract great number of customers;*

– *rendering of new additional service under the brand "DiSeL-TV" in the Krasnodar krai for broadband Internet subscribers using ADSL2 + technology. "DiSeL-TV" bundle includes 33 TV channels with digital quality of video and audio signals. In future the Company plans to extend a list of TV channels for viewing and to provide video upon request;*

–further improvements in range and quality of offered services as well as in customer service in order to attract new clients including large corporate clients.

Essential events / factors which can have a negative effect on the opportunity of the Issuer to receive similar or better future results than those received in the last accounting period. Probability of occurrence of such events (factors):

In future the main negative effect is expected from strengthening of competition especially with mobile operators. Probability of the situation that mobile operators will be strong competitors is very high, since they are actively building up their presence in all regional markets.

Essential events / factors which can improve the Company's performance results:

General economic growth in Russia and increase of the telecommunications sector share in Gross Domestic Product has a positive effect on the Company's activities.

4.5.2. The Issuer's competitors

Main existing and potential competitors of the Issuer in the sphere of its core activity including foreign ones. Competitive capacity factors of the Issuer with the description of a degree of their influence on competitive power of products (jobs, services).

Telecommunications market of the Southern federal district has growing investment appeal providing for high competitive level. The Company expects the competitive environment in the market to develop as follows:

1. Large national telecommunications companies will acquire leading regional alternative local communications operators, Internet and cable TV providers in order to build-up their presence on the markets of the SFD regions actively promoting their broadband access and cable TV services under a uniform national brand.

2. Mobile operators will undertake marketing efforts to promote bundled data transmission services on the basis of wireless technologies, including their positioning as a «mobile office» for business sector.

As of 31 March 2007 401 telecom operators operated in the territory of the Southern Federal District, 123 of them being Internet-providers, 228 – providers of local telephone services. But main competitors of "Southern Telecommunications Company" PJSC in SFD telecom market are cellular operators. 42 cellular operators representing 10 trademarks operate in the Company's licensed territory.

In spite of high level of competition "UTK" PJSC maintains major market share of traditional fixed-line services.

In 2006 the telecom market of UTK's licensed territory was estimated at 65.4 billion rubles. According to 2006 estimates UTK's share of the SFD telecommunications market was 25.5 %.

Local telephony	
Market, billion rubles	*8.50*
"UTK" PJSC, billion rubles	*7.82*
Market share, %	*92.0%*
Long-distance (zone) telephony	
Market, billion rubles	*6.63*
"UTK" PJSC, billion rubles	*2.53*
Market share, %	*38.2%*
Internet and data transmission	
Market, billion rubles	*3.57*

"UTK" PJSC, billion rubles	*1.88*
Market share, %	*52.8%*
Wholesale market (interconnection, initiation, termination and traffic transit services, lease of channels)	
Market, billion rubles	*9.30*
"UTK" PJSC, billion rubles	*4.11*
Market share, %	*44.1%*
Other services (payphones, radio communication, wired radio, radio and TV broadcasting, radio electronic services, satellite communications)	
Market, billion rubles	*2.08*
"UTK" PJSC, billion rubles	*0.31*
Market share, %	*14.8%*

**Information about the results of telecommunications market development was taken from the following sources:*
- *data of regional authorities of Federal statistics service;*
- *data of Form 65-communication;*
- *results of market researches;*
- *public information sources of mass-media and Internet;*
- *expert estimations.*

"Southern Telecommunications Company" PJSC states the following priority tasks:

- *Introducing new technologies and services meeting the market development tendencies and customers' real requirements*
- *Making value-added services more competitive*
- *Developing integrated data networks (multi-service networks) in the Southern Federal District*
- *Introduction and deployment of pre-paid universal service cards throughout the licensed territory of "UTK" PJSC.*
- *Technical realization of intra-regional service roaming.*
- *Provision of services "in package".*

Priority services of the Issuer are the following:

- *Broadband access to Internet services*
- *Call-center services*
- *Intelligent services*
- *Services of multimedia and multi service networks (including digital cable TV and IP-TV)*
- *Content services*
- *Construction of VPN*

One of the priorities in the service sphere is introduction and further development of pre-paid service cards issued by LLC "Southern Card", OJSC 'Universal Payment System", OJSC "National payphone system", including universal cards, development of "self-service" system, as well as development of the content to be accessed by subscribers through various information access channels (Internet, E-mail, SMS, WAP, IVR, operators of the Contact-center).

Market shares of the Issuer and its competitors for the last five fiscal years in opinion of the Issuer:

Name	Country of registration	Volume of sold products, RUR million (2002-2006)	Market share, %				
			2002	2003	2004	2005	2006 (fact)
The Issuer	Russia	74,096.63	45.0	46.0	39.6	35.5	25.5
Cellular operators	Russia	104,884.11	34.5	41.7	51.5	56.6	54
Other operators	Russia	29,239.01	20.5	12.3	8.9	7.9	20.5

Source: Rosstat

Analysis of the factors of the Issuer's competitive capacity based on the Company marketing researches:

- ***the table shows estimations of competitive power of "UTK" PJSC and its competitors: cellular and fixed line operators, Internet and IP-telephony providers;***
- ***quantitative estimations of the factors of the competitive capacity shown in the table represent aggregate average estimations received from end users of services;***
- ***Bottom-line value of the competitive capacity of the Issuer is calculated taking into consideration a rate of importance of such factors.***

Description	**Rating of the factor importance**	**Issuer**	**Fixed-line operators**	**Cellular operators**	**Internet and IP providers**
Convenience of location (distribution system)	0.1	4.2	3.4	4.6	3.7
Price	0.2	3.9	3.5	3.4	3.3
Quality of products	0.25	4.1	3.7	4.0	3.3
Service rapidity	0.15	4.1	3.6	4.3	3.6
After-sale service	0.15	4.1	3.5	4.3	3.8
Consumer properties of services	0.15	4.5	3.7	4.5	4.0
Closing value of the company's competitive capacity		**4.1**	**3.6**	**4.1**	**3.6**

V. Detailed Data on the Persons Who are Members of the Issuer's Governing Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

5.1 Data on the Structure and Terms of Reference of the Issuer's Governing Bodies

Structure of the Issuer's governing bodies and their terms of reference in accordance with its Charter:

Structure of the Issuer's governing bodies in accordance with its Charter:

- ***General Shareholders' Meeting is the Company's supreme governing body.***
- ***Board of Directors is a collegiate governing body exercising general management of the Company's activity.***
- ***Management Board is a collegiate executive organ of the Company providing realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors.***
- ***General Director is the personal executive power exercising management of the Company's current activity.***

The General Shareholders' Meeting's terms of reference according to the Company's Charter cover:

According to Article 12 item 2 of the Issuer's Charter the terms of reference of the General Shareholders' Meeting cover the following matters which cannot be delegated to the Board of Directors, General Director or the Management Board:

1) making amendments and additions to the Company's Charter and approving the Charter's new edition (except for the cases falling under the Federal Law "On Joint Stock Companies"), in which cases decisions may be taken by at least three quarters of voting shareholders attending the General Shareholders' Meeting);

2) the Company's reorganization that shall be voted in favor of it by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

3) the Company's liquidation, appointment of a liquidation commission and approval of a preliminary and final liquidation statements that shall be voted in favor of them by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

4) election of the Board of Directors' members by a cumulative voting;

5) early termination of powers of the Board of Director's members that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

6) definition of the number, nominal value, category (type) of the Company's declared shares and rights entitled by these shares, in which cases decisions shall be passed by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

7) increase of the Company's authorized capital by increasing the shares' nominal value that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

8) increase of the Company's authorized capital by placing additional shares by public subscription, should the number of additional shares exceed 25 percent of the Company's ordinary shares having been previously placed, in which case a decision shall be passed by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

9) increase of the Company's authorized capital by placing additional shares by close subscription, in which case a decision shall be passed by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

10) reduction of the Company's authorized capital by decrease of the shares' nominal value, repurchase of the part of the Company's shares in order to reduce their total number as well as cancellation of the shares acquired or redeemed by the Company that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

11) election of the members of the Company's Auditing Commission and early termination of their powers in which case a decision shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

12) appointment of the Company's auditor, in which case a decision shall be passed by a majority of voting shareholders taking part in the General Shareholders' Meeting;

13) approval of the Company's annual reports, balance sheets, income and loss statements, distribution of profits and losses including dividend payment (declaration). The decisions in these cases shall be passed by a majority of voting shareholders taking part in the General Shareholders' Meeting;

14) procedures for conducting a General Shareholders' Meeting, in which case a decision shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

15) split-up and consolidation of the Company's shares, in which cases decisions shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

16) taking resolutions on approval of transactions with vested interests; such resolutions shall be passed in the cases and in the procedure specified in Article XI of the Federal law "On Joint Stock Companies";

17) taking resolutions on approval of major transactions related directly or indirectly to purchase, alienation or possible alienation by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date,

except for transactions effected as part of the Company's usual business, transactions related to placement (sale) of the Company's ordinary shares by subscription and transactions related to placement of issued securities convertible into ordinary shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

18) participation in holding companies, financial and industrial groups, associations and other commercial entities that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

19) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

20) placement by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are placed by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other issued securities) may be converted into the Company's ordinary shares exceeding 25 percent of the previously placed ordinary shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

21) decision on compensation, at the Company's expense, of the costs of preparation and conduct of an extraordinary General Meeting of the Shareholders of the Company in the case when the Board of Directors, against the effective laws of the Russian Federation, did not take a decision on convening of an extraordinary meeting, and such meeting is convened by other persons. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

22) delegating the authority of the Company's individual executive body to a managing organization or a manager that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

23) other matters stipulated by the Federal law "On Joint Stock Companies" and this Charter.

General Shareholders' Meeting shall have the right to take decision on issues specified in subparagraphs 2, 7, 8, 9, 15-19, 22 of paragraph 12.2 hereof exclusively when presented by the Board of Directors. In this case, other persons authorized under the effective laws of the Russia Federation to enter items on the agenda of the annual or extraordinary General Shareholders Meeting shall not demand that the Board of Directors enter the above matters on the agenda of the meeting.

The General Shareholders Meeting may not review or make decisions on matters that are outside its frame of reference as defined by the Federal Law "On Joint Stock Companies".

The General Meeting is not authorized to pass resolutions on matters not on the agenda, or revise the agenda.

Board of Directors' terms of reference according to the Company's Charter:

According to Article 13 item 4 of the Issuer's Charter terms of reference of the Company's Board of Directors cover the following matters:

1) setting of priorities in the activity of the Company, and in particular, approval of the annual budget, budgets for medium- and long-term periods, strategies, and development programs of the Company, making changes in the indicated documents, consideration of the results of their implementation;

2) preliminary approval of the operations exceeding the scope determined by the Company's annual budget;

3) convocation of the annual and extraordinary General Shareholders Meetings, except for the

cases provided for under paragraph 8 of Article 55 of the Federal law "On Joint-Stock Companies";

4) Approval of the General Shareholders' Meeting's agenda;

5) Setting record date for shareholders entitled to attend a General Shareholders' Meeting, and other questions referred to the competence of the Board of Directors pursuant to Part VII of the Federal Law "On Joint-Stock Companies" and related to preparing and conducting a General Shareholders' Meeting;

6) Preliminary approval of the Company's annual report;

7) Increase of the Company's authorized capital by placing by the Company of additional shares within the number of declared shares as defined by this Charter, except for the cases provided for under subparagraph 8, 9 of paragraph 12.2. hereof;

8) placement by the Company of bonds or other issued securities in cases, where under the terms of placement of such bonds or other issued securities, they are not convertible into the Company's shares;

9) placement by the Company of bonds or other issued securities convertible to shares, if such bonds (or other issued securities) are placed by public subscription, where such convertible bonds (or other issued securities) may be converted into the Company's ordinary shares amounting to 25 or less percent of the previously placed ordinary shares;

10) pricing (cash evaluation) of property and the price of placement and redemption of issued securities in cases provided for by the Federal Law "On Joint-Stock Companies";

11) approving resolutions on securities' issue, the emissions' prospects and reports on the results of the Company's securities' issue, quarterly reports of the emissive securities' Issuer as well as reports on the results of repurchase of the Company shares for their redemption approval of resolutions on issue of securities, security issue prospectus, reports on the results of issuance of the Company's securities, reports on the results of purchasing the Company's shares for the purpose of their redemption;

12) acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company Registrar and of the terms of the contract therewith as well as taking resolutions on the cancellation of the contract therewith;

14) recommendations on size, form and time of dividend payment, approval of internal document on the Company's dividends;

15) use of the Company's reserve fund and other funds;

16) approval of the internal document of the Company regulating the procedures for internal control over its financial and business operations;

17) recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission, approval of the terms of the Agreement with the Company's Auditor on audit services and determination of the fee payable for audit services;

18) approval of the Provisions on structural subdivision of the Company performing the functions of internal control as well as consideration of other issues, decisions on which shall be taken by the Board of Directors in accordance with the Provisions on the indicated subdivision;

19) approval of transactions related to purchase, alienation or possible alienation by the Company, directly or indirectly, of property, the value whereof ranges from 0.5 to 25 percent of the book value of the Company's assets as of the latest reporting date determined from its accounting data;

20) approval of transactions related to purchase, alienation or possible alienation by the Company, directly or indirectly, of property, the value whereof ranges from 25 to 50 percent of the book value of the Company's assets as of the latest reporting date determined from the financial statements, except for transactions effected as part of the Company's usual business, transactions related to placement (sale) by subscription of the Company's ordinary shares, and transactions related to placement of issued securities convertible into ordinary shares of the Company;

21) approval of interested- party transactions in cases provided for under Chapter XI of the Federal Law "On Joint-Stock Companies";

22) determination (change) of functional blocks of the Company's organizational structure and of the main functions of subdivisions incorporated in the functional blocks of the Company's organizational structure (except for structures of the Company's branches and representative offices);

23) setting-up subsidiaries, opening representative agencies, their liquidation and approval of the Provisions on them;

24) preliminary agreement on the candidates to the posts of directors of branches, representative offices, structural subdivision of the Company performing internal control functions and relieving the indicated directors of their posts at the Company's initiative;

25) approval of annual budgets, development strategies and programs, making changes in the indicated documents, consideration of the results of their implementation;

26) nomination of the Company's individual executive body (General Director), determination of his term of office and early termination of his powers;

27) election (re-election) of Chairman of the Company's Board of Directors and the Vice-chairman;

28) forming a collegiate executive body (Management Board), determination of its term of office as well as appointment of the members of the Management Board and early termination of their authority;

29) agreement on combination by the person performing the functions of the individual executive body of the Company, members of the Management Board of the Company of the posts at the managing bodies of other organizations;

30) permitting the person acting as individual executive body of the Company to combine jobs holding a paid post at other organizations;

31) formation of standing or temporary (for resolving certain matters) committees of the Board of Directors, approval of Provisions thereon;

32) appointment and dismissal of the Company's Corporate Secretary, approval of the Provisions on the Corporate Secretary and the office of the Company's Corporate Secretary;

33) approval of the terms of contracts (additional agreements), concluded with the General Director, members of the Management Board, directors of branches and representative offices, head of the Company's separate division executing functions of internal control, Corporate Secretary; as well as consideration of matters, the resolutions on which shall be taken by the Board of Directors in accordance with the abovementioned contracts;

34) taking decisions on participation (joining as a participant, termination of participation, change in the participation share) of the Company in other organizations by buying, selling shares, shares of other organizations as well as by making additional contributions to the authorized capital of these organizations;

35) taking decisions on participation of the Company in non-profit organizations, except for the cases provided for under sub-paragraph 18, paragraph.12.2 of the present Charter, by joining as a participant, termination of participation, making additional contributions (installments) related to the Company's participation in non-profit organizations;

36) taking decisions on items of the agenda of the General Meetings of subsidiaries (supreme governing bodies of other organizations), of which the Company is the sole participant;

37) determination of the procedure of the Company's interaction with organizations in which the Company is a shareholder;

38) approval of the internal documents (document) regulating principles of information disclosure about the Company, procedures for using confidential information about the Company's operations and transactions»;

39) approval of the Corporate Governance Code of the Company, making amendments and additions into it;

40) approval of other internal documents of the Company, in addition to those provided for under paragraph 13.4 of the present Charter, regulating matters within the competence of the Board of

Directors of the Company, except for internal documents, the approval of which is assigned by the Company's Charter to the competence of the General Shareholders meeting and executive bodies of the Company;

41) approval of the procedure for risk management in the Company»;

42) preliminary agreement on engagement on a paid basis of outsider experts in the audit performed by the Auditing Commission of the Company »;

43) determination of payment procedure and other material conditions of engagement on a paid basis of outsider experts in the audit performed by the Auditing Commission;

44) approval of sale and purchase contracts on the Company's bonds except for the transactions approved by General Shareholders' Meetings and the Board of Directors of the Company on other grounds stipulated by the Federal law "On Joint –Stock Companies" and this Charter;

45) determination of corporate social responsibility policy of the Company and its branches;

46) other matters provided for by the Federal Law "On Joint Stock Companies" and the present Charter.

13.5. Matters within the frame of reference of the Board of Directors of the Company shall not be delegated for resolution to the collegiate or individual executive body of the Company.

13.6. Resolutions on matters described under paragraphs 7, 9, 20 of item 13.4 of this Charter shall be passed by a solid vote by all the members of the Board of Directors, except for the votes of retiring members of the Board of Directors.

Where a solid vote of the Board of Directors on matters provided under sub-item 20 of item 13.4 of this Charter cannot be reached, this matter may, by decision of the Board of Directors, be introduced for resolution by the General Shareholders Meeting. In this case, a decision shall be passed by a majority of votes of holders of the Company's voting shares attending the meeting.

Resolution on matters described under sub-item 21 of item 13.4 hereof shall be passed by a majority of votes of independent directors not interested in effecting the transaction.

Should all the members of the Company's Board of Directors be recognized as the related parties and (or) are not independent directors, the transaction can be approved by resolution of the General Meeting of the Shareholders by a majority of votes of all holders of voting shares not interested in the transaction.

13.7. Other matters defined by the Federal Law "On Joint Stock Companies" and by this Charter to be in the frame of reference of the Board of Directors and not listed under item 13.6 herein, shall be passed by a majority of votes of members of the Board of Directors attending the meeting.

Terms of reference of the Management Board according to the Company's Charter:

According to Article 14 item 4 of the Issuer's Charter terms of reference of the Management Board cover the following matters on management of the Company's current operations:

1) *developing proposals on the main trends of the Company's activities including draft annual budgets, budgets for the medium- and long-term periods, Company's development strategies and programs, proposals on making changes to the aforementioned documents;*
2) *making decisions on matters being within the terms of reference of supreme governing bodies of the non-profit organizations where the Company is the sole founder (stockholder), except for the non-profit organizations which supreme governing body is formed without participation of the founder (participant);*
3) *developing the Company's social and personnel policy;*

4) *approving the internal document regulating general matters of motivation of labor, examining collective agreements and adopting resolutions on their conclusion;*

5) *Preparing materials and draft resolutions on the matters to be considered by the Company's Board of Directors, except for the issues specified in paragraphs 24, 26, 27, 28, 31, 32, 33 of item 13.4 of Article 13 of this Charter and those submitted for consideration in accordance with the legislation of the Russian Federation and the Company Charter with indication of the fixed time of their consideration by the Board of Directors making impossible their preliminary examination by the Company's Management Board;*

preparation of materials to be considered by the Committees of the Board of Directors;

6) *organizational and technical support of the activity of the Company bodies;*

7) *developing technical, economic, financial and tariff policy of the Company and its branches.*

8) *developing accounting policy, controlling the improvement of methodology of management and business accounting and introduction accounting statements on the activity of the Company and its branches in accordance with international accounting standards;*

9) *determining the methodology of planning, budgeting and controlling of the Company and its branches;*

10) *developing security policy of the Company and its branches;*

11) *determining the procedure for allotting assets to a branch and withdrawing the assets owned by a branch;*

12) *determining the quantitative structure of the branches' collegiate executive bodies, appointing their members, early termination of their powers, approving The Provisions on the collegiate executive body of a branch;*

13) *preliminary approval of the candidates to be appointed deputy directors, chief accountants of branches and representative offices as well as relieving the aforesaid persons of their positions at the Company's initiative;*

14) *approving terms of contracts (additional agreements), concluded with the members of the collegiate executive bodies of the branches, deputy directors, chief accountants of the branches and representative offices, as well as examining issues to be approved by the Management Board in accordance with the aforesaid contracts;*

15) *approving quarterly budgets of the branches, making changes to the indicated documents;*

16) *analysis of operation of structural divisions of the Company, detached units included, and development of mandatory guidelines for improvement of their operation;*

17) *approving internal document regulating matters referred to the competence of the Company's Management Board except for the documents subject to approval by the General Shareholders' Meeting and the Board of Directors of the Company.*

18) *determination (change) of the Company's organizational structure including determination of the main functions of structural subdivisions (except for structures and functions of the Company's representative offices and branches' structural subdivisions situated not at the branches' location addresses;*

19) *determination of the Company's corporate ethics rules;*

20) *formation of the Company's advisory collegiate body – Coordinating Council, appointment of the members of the Coordinating Council and release them of their duties.*

14.5. The Management Board can also take decisions on other matters of the Company's current business by assignment of the Board of Directors, proposals of the BoD Committees or by presentation of the General Director of the Company

Terms of reference of the General Director according to the Company's Charter:

According to Article 15 of the Issuer's Charter terms of reference of the individual executive body cover the following matters:

15.2) making decisions on the matters not referred by the Charter to the competence of the Company's General Shareholders' Meeting, Board of Directors and Management Board,

15.3) acting as the Chairman of the Company's Management Board,

15.4) General Director acts on behalf of the Company without Power of Attorney representing the interests of the Company, concluding transactions on behalf of the Company, approving staff, issuing orders and giving instructions mandatory for all the Company's employees;

Data on availability of the Issuer's internal document setting the rules of corporate conduct and ethics (Corporate Governance Code).

Corporate Governance Code of "UTK" PJSC (Appendix № 1) was approved by the Issuer's Board of Directors (Minutes № 44 of May 25, 2004) and amended and restated by UTK's Board of Directors on May 25, 2005 (Minutes № 36 of May 25, 2005).

URL of Internet site for public access to full text of Corporate Conduct (governance) Code of the Issuer:

http://www.stcompany.ru

The Company's by-laws regulating activities of the Issuer's governing bodies:

1. «Regulations on procedure for conducting a General Shareholders' Meeting approved by the General Shareholders' Meeting of "UTK" PJSC (Minutes № 14 of 25.06.2003) amended and restated by the General Shareholders' Meeting of "UTK" PJSC ((Minutes № 16 of 30.06.2005, № 17 of 27.06.2006).

2. «Provisions on the Board of Directors of "UTK" PJSC approved by the Extraordinary General Shareholders' Meeting on 21.01.2003 (Minutes № 13) amended and restated (Minutes of AGMs of "UTK" PJSC № 15 of 30.06.2004, № 16 of 30.06.2005, № 17 of 27.06.2006).

3. «Provisions on the Management Board of "UTK" PJSC approved by the Extraordinary General Shareholders' Meeting on 21.01.2003 (Minutes № 13) amended and restated (Minutes of AGMs of "UTK" PJSC № 15 of 30.06.2004, № 17 of 27.06.2006).

4. "Provisions on the Auditing Commission of "UTK" PJSC approved by the General Shareholders' Meeting of "Kubanelectrosvyaz" OJSC (Minutes № 10 of 30.05.2001) amended and restated by General Shareholders' Meeting of "UTK" PJSC (Minutes №12 of 21.06.2002, №15 of 30.06.2004, № 17 of 27.06.2006).

5. «Provisions on the Corporate secretary and the Office of the Corporate secretary of "Southern Telecommunications Company" PJSC approved by the Board of Directors (Minutes № 44 of 25.05.2004).

6. "Provisions on Strategic Development Committee of the Board of Directors of "UTK" PJSC approved by UTK's Board of Directors (Minutes № 15 of 17 November 2004).

7. "Provisions on Audit Committee of the Board of Directors of "UTK" PJSC approved by the Board of Directors of "UTK" PJSC (Minutes N 15 of 17.11.2004) amended and restated by UTK's Board of Directors (Minutes № 39 of 28 June 2005).

8."Provisions on Corporate Governance Committee of the Board of Directors of "UTK" PJSC approved by UTK's Board of Directors (Minutes № 15 of 17 November 2004.)

9. "Provisions on Personnel and Rewards Committee of the Board of Directors of "UTK" PJSC approved by the Board of Directors of "UTK" PJSC (Minutes N 15 of 17.11.2004) amended and restated by UTK's Board of Directors (Minutes № 39 of 28 June 2005).

10."Provisions on the Remuneration to the Company's Management Board approved by the Board of Directors (Minutes № 6 of 06.09.2005).

Internet-page where the full text of the valid version of the Issuer's Charter and the by-laws regulating the operation of the Issuer's management bodies is published for free access:

http://www.stcompany.ru

5.2. Information on the Members of the Issuer's Governing Bodies

Personal membership of the Board of Directors of the Issuer:

Stanislav Nikolaevich Panchenko (Chairman)

Date of birth: ***1945***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - till present time	"Svyazinvest" OJSC	Member of the Management Board , Deputy General Director
2001 – till present time	"Dagsvyazinform" OJSC	Chairman of the Board of Directors
2001 – 2005	"Rostelecom" OJSC	Member of the Board of Directors
2006 – till present time	"Rostelecom" OJSC	Member of the Board of Directors
2001 – 2004	"Lensvyaz" OJSC	Chairman of the Board of Directors
2001 – 2001	"PTS" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Member of the Board of Directors
2002 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Chairman of the Board of Directors
2001 - 2002	"Lipetskelectrosvyaz" OJSC	Chairman of the Board of Directors
2001 - 2002	"Nizhegorodsvyazinform" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Stavropol Territory"	Chairman of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Rostov Region	Member of the Board of Directors
2002 - 2002	"Voronezhsvyazinform" OJSC	Member of the Board of Directors
2004 – 2005	"Uralsvyazinform" OJSC	Member of the Board of Directors
2004 – 2005	"North-Western Telecom" OJSC	Member of the Board of Directors

Period	Company	Position held
2005 – 2006	“Central Telegraph” OJSC	Member of the Board of Directors
2005 – till present time	“Central Telegraph” OJSC	Chairman of the Board of Directors
2003 – 2006	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2006 – till present time	"Southern Telecommunications Company" PJSC	Chairman of the Board of Directors

Share in the Issuer’s authorized capital: ***none***

Share of the Issuer’s common stock: ***none***

Amount of the Issuer’s shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer’s options owned by him: ***none***

Share in the authorized capital of the Issuer’s subsidiaries and associates: ***none***

Share of the common stock of the Issuer’s subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer’s subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates’ options owned by him: ***none***

Data on any immediate family member that is the Issuer’s executive officer or/and a member of the Issuer’s internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Antonyuk Boris Dmitrievich
Year of birth: ***1949***
Education: ***higher education***
Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	FGUP "Kosmicheskaya Svyaz"	General Director
2002 - 2004	Ministry for Information Technologies and Communications of the Russian Federation	First Deputy Minister, Chairman of Liquidation Commission
2003 - till now	“Svyazinvest” OJSC	Member of the Board of Directors
2004 - till now	Ministry for Information Technologies and Communications of the Russian Federation	General Minister

Period	Company	Position held
2005 - till now	"Uralsvyazinform" OJSC	Member of the Board of Directors
2005 - till now	OJSC "MGTS"	Member of the Board of Directors
2005 – till now	OJSC "MMTS-9"	Member of the Board of Directors
2005 - 2006	"Sibirtelecom" OJSC	Member of the Board of Directors
2005 - till now	"CenterTelecom" OJSC	Member of the Board of Directors
2006 - till now	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Veremianina Valentina Fyodorovna

Year of birth: ***1966***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 – 2003	Bank "MENATEP Saint Petersburg"	Legal expert of the branch in the city of Voronezh
2003 – 2004	OJSC "RTC-Leasing"	Deputy head of the section, Head of the section of the Legal Department
2004 – 2006	"Svyazinvest" OJSC	Deputy Director of the Legal Department
2006 – till now	"Svyazinvest" OJSC	Deputy Director of the Corporate

Period	Company	Position held
		Governance and Legal Department
2005 – till now	"CenterTelecom" OJSC	Member of the Auditing Commission
2005 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2005 – 2005	OJSC "Svyazintek"	Chairman of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Vinkov Andrey Aleksandrovich

Year of birth: ***1977***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 – 2001	ANO "Center of support of industry and entrepreneurship development"	General Director
2001 – 2006	Magazine "Expert"	Reviewer of Industry section
2006 – till now	Magazine "Expert"	Reviewer
2006 – till now	"Gornozavodsktsement" OJSC	Member of the Board of Directors
2006 – till now	"Moscow Confectionery "Krasny Oktyabrj" OJSC	Member of the Board of Directors
2006 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Gavrilenko Anatoliy Anatolievich

Year of birth: ***1972***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1998-2004	CJSC "Alor Invest"	Director for strategic finance planning
2001-2005	LLC "Alor +"	Deputy Director General
2004 – till now	CJSC "Leader"	General Director, member of the Board of Directors
2005 – 2006	OJSC "Ulyanovsk motor-car factory"	member of the Board of Directors
2004 – 2006	OJSC "United Engineering Plants"	member of the Board of Directors
2005 – 2006	OJSC "Belvnesheconombank"	member of the Supervisory Board
2005 – till now	OJSC "Moscow Heat Supply Company"	member of the Board of Directors
2005 – till now	OJSC "Moscow City Electrical Supply Networks"	member of the Board of Directors
2005 – till now	OJSC "Moscow Regional Electrical Supply Networks"	member of the Board of Directors
2005 – till now	OJSC "Management energy company"	member of the Board of Directors
2005 – till now	OJSC "Mosenergo"	Member of the Board of Directors
2006 – till now	OJSC "Mosenergosbyt"	Member of the Board of Directors
2005 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Yenin Eugheny Petrovich

Year of birth: ***1958***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2002	OJSC "Bank "Saint Petersburg"	Deputy Director of Commercial Department
2002 – 2003	CJSC Renaissance- Capital"	Deputy Director General
2003 – 2004	Fund "Institute of Stock Market and Management"	General Director
2004 – 2005	LLC IK "LenMontazhStroy"	Deputy Director General
2005 – 2006	IK "Russkiy Monolit"	General Director
2006 – till now	NP "Russia Institute of Directors"	Deputy Director
2006 – till now	"Volgatelecom" OJSC	Member of the Board of Directors
2006 – till now	"Uralsvyazinform" OJSC	Member of the Board of Directors
2006 – till now	"UTK" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Zabuzova Elena Viktorovna

Year of birth: ***1950***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
2001-2003	"Svyazinvest" OJSC	Deputy Director – Head of the Economic Planning Division, Economic and Tariff Policy Department
2002 - 2002	OJSC "Smolensksvyazinform"	member of the Board of Directors
2002 - 2003	"UTK" PJSC	member of the Board of Directors
2002 - 2002	OJSC "Electrosvyaz" of the Rostov Region	member of the Board of Directors
2003 - 2004	"VolgaTelecom" OJSC	member of the Board of Directors
2003 – till now	"Sibirtelecom" OJSC	member of the Board of Directors
2004 - 2005	OJSC "MGTS"	member of the Board of Directors
2004 - 2005	CJSC "RusLeasingSvyaz"	member of the Board of Directors
2003 – 2006	"Svyazinvest" OJSC	Director of the Department of Economic Planning and Budgeting
2005 – 2006	"North-Western Telecom" OJSC	Chairman of the Auditing Commission
2005 – 2006	"Uralsvyazinform" OJSC	Member of the Auditing Commission
2005 – till now	CJSC "RusLeasingSvyaz"	Chairman of the Board of Directors
2005 – 2006	"CenterTelecom" OJSC	Member of the Management Board
2005 – till now	"UTK" PJSC	member of the Board of Directors
2006 – 2006	"North-Western Telecom" OJSC	Member of the Management Board
2007 – till now	Auditing and consulting group "RSM Top-audit"	Deputy head

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's

internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Denis Viktorovich Kulikov

Date of birth: 1975

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2002	CJSC "IAUC "NAUFOR"	Expert of the Consulting Center
2001 - 2003	"Kurskenergo" OJSC	Member of the Board of Directors
2002 - 2004	"Ryazanenergo" OJSC	Member of the Board of Directors
2003 - 2003	"Bryanskenergo" OJSC	Member of the Board of Directors
2003 - 2006	"Cherepetskaya GRES" OJSC	Member of the Board of Directors
2003 - 2003	"Kalugaenergo" OJSC	Member of the Board of Directors
2003 - 2006	"Pechorskaya GRES" OJSC	Member of the Board of Directors
2003 - 2004	"Kurskenergo" OJSC	Member of the Board of Directors
2003 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2001 - 2006	Investor Protection Association	expert
2006 – till now	Investor Protection Association	Deputy Executive Director
2004 – 2005	OJSC «Vladimir Energy Company»	Member of the Board of Directors
2004 – 2006	OJSC «Penza Generating Company»	Member of the Board of Directors
2005 – 2006	"VolgaTelecom" OJSC	Member of the Board of Directors
2006 – till now	OJSC "OGK-5"	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Punina Ekaterina Aleksandrovna

Year of birth: ***1973***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2003	"Svyazinvest" OJSC	Senior Specialist
2002 - 2002	"Svyazinform" of Chuvashia Republic " OJSC	Member of the Board of Directors
2002 - 2002	"Electrosvyaz of Adygeia Republic" OJSC	Member of the Board of Directors
2002 - 2002	"Kamchatsvyazinform" OJSC	Member of the Board of Directors
2003 – 2006	"Svyazinvest" OJSC	Chief Specialist of the Corporate Governance Department
2004 - 2004	"Svyaz of Komi Republic"	Member of the Board of Directors
2006-till now	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2006 – till now	"Svyazinvest" OJSC	Chief Specialist of the Corporate Governance and Legal Department

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with

his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Selvich Elena Petrovna

Date of birth: ***1968***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2003	"Best Ceramics" CJSC	Deputy Director General
2003 - 2005	"Petersburg Transit Telecom"	Financial Director
2005- till now	"Uralsvyazinform" OJSC	Member of the Management Board
2005 - 2006	"Svyazinvest" OJSC	Finance Department Director
2006 – till now	"CenterTelecom" OJSC	Member of the Board of Directors
2006 – till now	"Svyazintech" OJSC	Chairman of the Auditing Commission
2006 – till now	"Sibirtelecom" OJSC	Member of the Auditing Commission
2006 – till now	"Pochtobank" CJSC	Member of the Auditing Commission
2006 – till now	"Rostelecom" OJSC	Member of the Board of Directors
2006 – till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Yuriev Vladimir Pavlovich

Year of birth: ***1946***

Education: ***higher education***

Posts held during the last 5 years::

Period	Company	Position held
2000 – 2004	Ministry for Communications and Informatization of the Russian Federation	Deputy Director of the Department for Economic Policy
2000 – till now	OJSC "Chukotkasvyazinform"	Member of the Board of Directors
2004 – till present time	Federal Communications Agency	Head of the Department for economics, finance and state property
2005 – till present time	"UTK" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Person acting as the Issuer's individual executive organ:

Andreev Alexander Vladimirovich
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	OJSC "Electrosvyaz" of Kaliningrad Region	General Director , Chairman of the Management Board
2002 - 2006	"North-Western Telecom" OJSC, branch "Electrosvyaz" of Kaliningrad Region	Regional Director
2006 - 2006	"North-Western Telecom" OJSC, Kaliningrad Branch	Regional Director – Director of the branch
2006-till now	"Southern Telecommunications Company" PJSC	Director General, Chairman of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Structure of the Issuer's collegiate executive body (Management Board)

Andreev Alexander Vladimirovich
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	OJSC "Electrosvyaz" of Kaliningrad Region	General Director , Chairman of the Management Board
2002 - 2006	"North-Western Telecom" OJSC, branch "Electrosvyaz" of Kaliningrad Region	Regional Director
2006 - 2006	"North-Western Telecom" OJSC, Kaliningrad Branch	Regional Director – Director of the Branch
2006-till now	"Southern Telecommunications Company" PJSC	Director General, Chairman of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Borodin Stanislav Petrovich

Year of birth: ***1966***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	CJSC "LIVS"	Deputy Director General, Commercial Director
2004 – 2004	CJSC "LIVS-SDS"	General Director
2004 - 2005	GUP "Vodokanal Saint Petersburg"	Head of IT service, Deputy Director of Communication and IT department
2005 - 2005	"Southern Telecommunications Company" PJSC	Adviser of General Director
2005 - till now	"Southern Telecommunications	Deputy Director General –

Period	Company	Position held
	Company" PJSC	Director of the branch «Center of New Technologies»
2006 – till now	OJSC "Svyazintek"	Member of the Board of Directors
2006 – till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Dobryakov Alexander Anatolievich

Date of birth: ***1972***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2003	LLC "Graft-Trading"	Financial Director
2003 - 2005	LLC "Graft-Trading"	Director
2005 - 2006	LLC "Graft-Trading"	Business Advisor
2006 - 2006	LLC "Zhilischnoe stroitelstvo RBI"	Controlling director
2006 – till now	"Southern Telecommunications Company" PJSC	Deputy Director General – Director for Economics and Finance
2006 – till now	"OK "Orbita" OJSC	Member of the Board of Directors
2006 – till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

- ***Metla Yuri Valentinovich***

Year of birth: ***1950***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	"Rostovelectrosvyaz" OJSC	Deputy Director General
2001 - 2002	"Rostovelectrosvyaz" OJSC	Deputy General Director – Commercial Director
2002 - 2004	"Rostovelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	Deputy Director
2004 - 2004	"Rostovelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	Head of the Rostov technical communications center
2004 - 2006	"Rostovelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	Director
2006 – till now	"Southern Telecommunications Company" PJSC	Deputy Director General – Director of the Rostov branch
2006 - till now	"UTK" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***0.010488%***

Share of the Issuer's common stock: ***0.0003%***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Rzhevsky Yevgeni Borisovich

Year of birth: ***1971***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1993-2003	"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	Engineer, Head of the department of the Krasnodar city communications center
2003 - 2005	"UTK" PJSC	Deputy Technical Director
2006 – 2006	"Southern Telecommunications Company" PJSC	Acting technical director, Technical director
2006 – till now	"Southern Telecommunications Company" PJSC	Deputy Director General – Technical director
2006 – till now	CJSC "TeleRoss-Kubanelectrosvyaz"	Member of the Board of Directors
2006 – till now	CJSC "Yugsvyazstroy"	Member of the Board of Directors
2006 – till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***0.000003%***

Share of the Issuer's common stock: ***0.000004%***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's

internal or external audit committees: ***none***
Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Rusinova Tatyana Viktorovna

Year of birth: 1958

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2003	"Murmanskelectrosvyaz" OJSC	Chief Accountant
2003 - till now	"Southern Telecommunications Company" PJSC	Chief Accountant, Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Statuev Vladislav Andreevich

Year of birth: ***1956***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1997 - 2005	"Southern Telecommunications Company" PJSC	Head of Security Service, Deputy Director General
2006 - 2006	"Southern Telecommunications	Deputy General Director for

Period	Company	Position held
	Company" PJSC	Security and Secrecy Regime
2006 – till now	"Southern Telecommunications Company" PJSC	Deputy Director General – Director for Assets Management and General Matters
2002 – till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2006- till now	CJSC "Volgograd-GSM"	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Samoilov Arkady Arkadievich
Year of birth: ***1980***
Education: ***higher education***
Posts held during the last 5 years:

Period	Company	Position held
2001-2002	LLC "Poisk-svyaz"	Marketing manager, Deputy Director General
2002-2003	OJSC "Baltkran"	Financial manager
2002-2006	Kaliningrad branch of "North-Western Telecom" OJSC	Head of the marketing department, deputy head of the center "Electrosvyaz-service", head of the telecommunications center of "North-Western Telecom" OJSC
2006 – till now	"UTK" PJSC	Deputy Director General – Commercial Director
2006 – till now	"UTK" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

5.3. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for Each of the Issuer's Governing Bodies

Data on the Amount of Remuneration including salaries, bonuses, commission, privileges and/or reimbursement of expenses as well as other property provisions paid by the Issuer during the last complete financial year for Each of the Issuer's Governing Bodies (excl. the person acting as the Issuer's individual executive organ) and data on existing agreements in respect of remunerations in the current fiscal year.

Description	Salary	Bonus	Commission, benefits, reimbursement of expenses, other property provisions	Total
2006				
Members of the Board of Directors, RUR	0	0	14,655,402.80	14,655,402.80
Members of the Management Board*, RUR	49,755,297.69	9,902,280.28	14,652,367.27	74,309,945.24

*** - Amount of remuneration paid to I. F. Ignatenko and G.A. Romsky who were the members of the Board of Directors and the Management Board in 2005 is included in the specified amount of remuneration paid to the members of the Management Board.***

According to the Provisions on the Company's Board of Directors approved by the Extraordinary General Shareholders' Meeting on January 21, 2003 (Minutes # 13) and amended on June 30, 2004 (Minutes of the Annual General Shareholders' Meeting # 15), June 30, 2005 (Minutes of the Annual General Shareholders' Meeting #16), June 27, 2006 (Minutes of the annual General Shareholders' Meeting # 17) remuneration of the members of the Board of Directors shall include quarterly and yearly remunerations.

1) Quarterly remuneration to each member of the Board of Directors shall be established in the amount of 200, 000 rubles.

Remuneration to the Chairman of the Board of Directors shall be set with a raising coefficient 1.5.

Remuneration to a member of the Board of Directors shall be cut down by:

30 percent – in case of his attendance at less than a half of the Board of Directors meetings held in the form of joint personal presence;

100 percent – in case of his attendance at less than a half of the held Board of Directors meetings.

Remuneration for the quarter, in which re-election of the Board of Directors was held, shall be paid to the members of the Board of Directors in proportion to the hours worked during the quarter.

2) The annual remuneration for the entire body of the Board of Directors of the Company shall be rated as a sum of:

percentage of the Company's EBITDA for the reported year as per the Company's financial statements in accordance with IFRS;

percentage of the Company's net profit allocated to dividend payment according to the financial results of the reporting year;

The annual remuneration shall be distributed among all the directors by equal shares.

The annual remuneration to a member of the Board of Directors shall be reduced by 50 percent, should he attend less than a half of the Board of Directors meetings held during his term of office.

Percent of deductions for calculation of the annual remuneration shall be determined by the resolution of the General Shareholders' Meeting electing the current membership of the Board of Directors.

The annual remuneration shall be paid to a member of the Board of Directors not later than three months after termination of the term of office of the current membership of the Board of Directors.

Should a member of the Board of Directors be also a member of a Board of Directors' Committee, the bonus of RUR 40 thousand shall be paid to him in addition to his quarterly remuneration; a member of the Board of Directors shall not be at the same time a member of more than two Committees of the Board of Directors.

This bonus for the Chairman of a Board of Directors' Committee shall be rated by a raising factor 1.25.

The Issuer's Annual General Shareholders' Meeting held on June 27, 2006 adopted the following resolutions (Minutes № 17 of June 27, 2006):

To approve the following rates of deductions for calculation of the annual remuneration to be paid to the members of the Board of Directors elected at the present Meeting :

0.26% of the Company's EBITDA for the reporting year as per the Company's IFRS 2006 financial statements;

0.78% of the Company's net profit allocated to dividend payment according to 2005 financial results.

According to the Provisions on the Company's Management Board approved by the Extraordinary General Shareholders' Meeting on January 21, 2003 (Minutes # 13) and amended on June 30, 2004 (Minutes of the Annual General Shareholders' Meeting # 15), June 27, 2006 (Minutes of the annual General Shareholders' Meeting # 17) size of remuneration and its distribution among the members of the Management Board shall be determined by the resolution of the Board of Directors of the Company.

According to the Provisions on the Remuneration to the Company's Management Board approved by the Board of Directors on September 6, 2005 (Minutes # 6) remuneration to the members of the Management Board shall be paid on the basis of performance results for each quarter. Total amount of a quarterly

remuneration to the members of the Management Board shall be determined by the resolution of the Board of Directors of the Company but shall not exceed 150,000 rubles to each member of the Management Board for a quarter.

Size of remuneration shall be calculated on the basis of the following characteristics:

- *execution of the basic planned economic parameters of the Company's budget;*
- *fulfillment of the decisions taken by General Shareholders' Meetings and Board of Directors of the Company;*
- *quality of preparation of materials for the Board of Directors meetings.*

The item on definition of the size of quarterly remuneration to the Management Board shall be without fail considered by the Personnel and Rewards Committee of UTK"s Board of Directors.

The sum of quarterly remuneration to the Management Board determined by the resolution of the Board of Directors shall be distributed equally among the members of the Management Board.

The Board of Directors can take a decision on reduction of the total amount of quarterly remuneration to each membership of the Management Board being in office during the quarter. Total amount of such reduction may reach 100% of the maximal size of quarterly remuneration to the members of the Company's Management Board.

In addition, members of the Board of Directors and the Management Board of the Issuer who are the employees of "Southern Telecommunications Company" PJSC shall receive salaries and bonuses according to the staff list of "UTK" PJSC.

5.4. Data on the Structure and Terms of Reference of the Bodies of Control over Financial and Economic Operation of the Issuer

Description of the structure and terms of reference of the bodies of control over financial and economic operation of the Issuer in accordance with its Charter.

According to Article 17 of the Issuer's Charter:

"17.1. To exercise control over financial and economic operations, the Company creates an Auditing Commission, a special structural division exercising the internal control functions, and engages an external auditor.

17.2. The Auditing Commission is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders, with 5 members.

17.2.1. General Shareholders' Meeting may terminate Powers of several or all members of the Auditing Commission before the appointed time.

Should the powers of the members of the Auditing Commission be terminated before the appointed time, terms of reference of the new membership of the Auditing Commission shall be continued till the next annual General Shareholders' Meeting.

Should the actual number of the members of the Auditing Commission become less than half of the elected number, Board of Directors shall be obliged to call an extraordinary General Shareholders' Meeting for election of the members of the Auditing Commission. The remaining members of the Auditing Commission shall exercise their functions for a period till election of the new members of the Auditing Commission at the next extraordinary General Shareholders' Meeting.

17.2.2. The terms of reference of the Auditing Commission include:

- checking the reliability of the data contained in the reports and other financial documents of the Company;

- revealing any facts of violation of the procedure for book-keeping and submission of financial

reports, established by the legal acts of the Russian Federation;

- checking the observance of the legal standards in tax calculation and payment;

- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;

- evaluating the economic advisability of financial and economic operations of the Company.

To ensure permanent internal control over the Company's economic activity a special structural department independent of the Company's executive organs should be formed which operation is to be controlled directly by the Company's Board of Directors.

Functions of such structural department, its operation, procedure of appointment of its workers and their responsibilities shall be determined in internal document approved by the Company's Board of Directors.

Data on the system of internal control over financial and economic activity of the Issuer:

Data on Internal Audit Department:

Period of work: *created on 27.05.2003.*

Key specialists:

1. *Podgornaya Ljubov Yurievna – Director of the Internal Audit Department.*
2. *Demchenko Marina Ivanovna – Head of the internal audit section.*

Basic functions of the Internal Audit Department:

Organization of integrated audit of financial and economic activity of the Company, its branches and structural units according to the standing orders approved by the Management Board. Integrated audit in the Company's branches shall be planned so that the specialists of the General Management can visit all branches of the Company minimum once in 3 years.

Performing audit in the General Directorate and the branches of the Issuer in accordance with the schedule of audit approved by the Board of Directors.

Experts of the Internal Audit Department and specialists engaged for carrying out audit must reveal mistakes, discrepancies and illegal actions during financial and economic operations transacted by the Company.

Sampling audit of financial and management reports of the Company, analysis of their reliability, estimation of timeliness of the reporting and its presentation.

Carrying out of unannounced inspections of cash departments and cash discipline in order to strengthen the system of internal control over safe keeping of money resources.

Performing sampling audit according to the programs approved by the director of the Internal Audit Department as well as sampling inventories to exercise control over safe keeping and effective usage of the Company's assets.

Participating in audit of subsidiaries as engaged specialists.

Working out recommendations and instructions on performing audit, specialized checks and integrated audit of financial and economic activity.

Preparation of proposals on elimination of infringements revealed during audit, inspections of tax and other state authorities (information of all sections of the internal audit Department, services and departments of General management and branches is integrated).

Control over fulfillment of plans aimed at elimination of the revealed infringements.

Carrying out of the independent analysis of financial and economic activity of the Company, its branches and structural divisions in all directions determined by the internal audit department.

Development of the programs of training and information seminars in order to eliminate typical infringements revealed during audit, integrated and tax inspections. Preparing information for realization of actions aimed at optimization of taxation.

Monitoring of expenditures of means, funds for different projects or programs, sampling analysis of incomes and costs.

Preparing consultations on tax matters addressed to Chief Accountant, work check-up by the accounts services.

Preparation of the Company for external audit within its term of reference; analysis of work reports of external Auditors of the Company; making recommendations on elimination of the infringements revealed by auditors.

Regular work within the framework of any projects. Definition and analysis of possible external and internal risks during development and introduction of new projects in the Company and during the conclusion of contracts. Development of recommendations allowing to reduce the risk of separate operations or to minimize possible losses.

Gathering and analysis of information on the state of risk management system. Risks database maintenance.

Carrying out sampling inspections aimed at revealing and liquidation of debts and deficiencies, periodic control over fulfillment of obligations by the Company and its contractors.

Supervision of work of the personnel in the sphere of finances; control over the work of internal audit department in the branches.

Making reports on the done work, analytical and staff reports, opinions of experts.

Accountability of the Internal Audit Department:

The Internal Audit Department is functionally subordinate to the Board of Directors and administratively – to the General Director of the Company.

Interaction of the Internal Audit Department with the executive bodies of the Issuer and with the Board of Directors:

Presentation of the results of audits to the Management Board and results of work – to the Board of Directors of the Company, preparation of documents for work of the Board Audit Committee, informing the management on the audit results after and during the audit.

Interaction with the external auditor of the Issuer:

Measures on elimination of the infringements affecting reliability of the accounting reports, conducting meetings, discussing the results of audit performed by the Auditor of the Company and informing the branches on typical infringements.

Data on availability of the Issuer's internal document on protection of internal (inside) information.

Full text of the current version of the "Provisions on the procedure for using information on the activities of Public Joint –Stock Company "Southern Telecommunications Company" or on its securities and transactions with them, unavailable to the general public, whose illegal use or disclosure may have a material effect on the market value of securities of Public Joint –Stock Company "Southern Telecommunications Company", approved by the Board of Directors of "UTK" PJSC, Minutes № 40 of June 29, 2005, can be viewed on the corporate website http://www.stcompany.ru. .

5.5. Information on the Members of the Auditing Commission

Members of the Auditing Commission

Frolov Kirill Viktorovich (Chairman)

Year of birth: *1977*

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
2000 – 2001	LLC "A-Hold"	auditor
2001 – till now	"Svyazinvest" OJSC	Deputy Director of Internal Audit Department
2002-2002	"Amursvyaz" OJSC	Member of the Board of Directors
2006 – till now	"UTK" PJSC	Chairman of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Loshakov Dmitry Anatolievich

Year of birth: ***1975***

Education: ***higher education***

Positions held during the last 5 years (including as a by-worker):

Period	Company	Position held
2000 – 2002	CJSC "Unicon/MS consulting group"	Expert, consultant
2002 - 2003	OJSC "Rospechat"	Head of the Monitoring Department
2003 – till present time	"Svyazinvest" OJSC	Senior specialist of the section for investment projects of the Economic planning and budgeting Department
2005 – till now	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Feoktistova Natalia Vladimirovna

Year of birth: ***1966***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
1998 - 2000	"Svyazinvest" OJSC	Senior specialist
2000 - 2004	"Svyazinvest" OJSC	Chief specialist
2001 - 2002	OJSC "Electrosvyaz" of the Ulianovsk region	Member of the Board of Directors
2001 - 2002	"Kirovelectrosvyaz" OJSC	Member of the Board of Directors
2004 - 2005	"Svyazinvest" OJSC	Head of the group for work with associated companies
2005 – till present time	"Svyazinvest" OJSC	Head of the section of analysis and improvement of the legislation
2006 - till present time	"Dalsvyaz" OJSC	Member of the Board of Directors
2006 - till present time	"Uralsvyazinform" OJSC	Member of the Auditing Commission
2006 - till present time	"Mobitel" CJSC	Inspector
2005 - 2006	"Volgatelecom" OJSC	Member of the Auditing Commission
2005 - 2005	"Informatsionnie tehnologii svyazi" OJSC	Member of the Board of Directors
2004 - 2006	"Mobiltelecom" OJSC	Member of the Board of Directors
2006 - till present time	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Zubova Tatiana Yurievna

Year of birth: ***1960***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
1994 - 2002	RAO «EES Rossii»	Head of accounting reports section of Accounting Department
2003 – 2004	"Svyazinvest" OJSC	Chief specialist of the methodology section of Accounting Department
2004 - till present time	"Svyazinvest" OJSC	Deputy head of the methodology section of Accounting Department
2005 - till present time	"Volgatelecom" OJSC	Member of the Auditing Commission
2005 - 2006	"Startcom" CJSC	Auditor
2005 - 2006	"Yeniseytelecom" CJSC	Member of the Auditing Commission
2006 – till present time	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Ganeeva Alla Aljbertovna

Year of birth: ***1951***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
2000 – till present time	"Svyazinvest" OJSC	Head of the section of technical maintenance of telecommunication networks
1996 - 2002	OJSC "Electrosvyaz" of the Kaliningrad region	Chairman of the Board of Directors
1999 – 2002	OJSC "Svyazinform" of the Mordovia Republic	Chairman of the Board of Directors
2003 – till present time	"Dalsvyaz" OJSC	Member of the Management Board
2005 - till present time	"Volgatelecom" OJSC	Member of the Management Board
2006 - till present time	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Specialists of the Internal Audit Department:

Podgornaya Ljubov Yurievna

Date of birth: ***1964***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1998 - 2002	"RCAU Audit Alyans" Ltd	Chief auditor
2002 – 2004	"UTK" PJSC	Head of the Section of Internal Audit
2004 – 2005	"UTK" PJSC	Head of the Section of methodology and risk management
2005- till now	"UTK" PJSC	Director of the Internal Audit Department

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Demchenko Marina Ivanovna

Date of birth: ***1957***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
till 2002	"Maxima" Ltd.	Chief auditor
2002-2003	"Firm "ROS-Audit" Ltd	Senior auditor
2003 – 2004	"UTK" PJSC	Senior auditor
2004- 2005	"UTK" PJSC	Acting head of the audit section
2005 – till now	"UTK" PJSC	Head of the Audit Section

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Spirina Alla Alexandrovna
Date of birth: ***1957***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2004	OJSC "Kubanelectrosvyaz"	Senior economist
2004-2006	OJSC ""Kubanelectrosvyaz"	Head of the Budget Department
2006 -2006	"UTK" PJSC - branch "Yugtaksofon"	Deputy Director for Finance
2006 – 2007	"UTK" PJSC	Senior specialist of the Audit section
2007 – till now	"UTK" PJSC	Head of risk management section

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's

internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Marienko Tatiana Petrovna
Date of birth: ***1958***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2001	"Audit firm "Egida" Ltd.	Auditor
2001-2004	"ROS-Audit" Ltd	Auditor
2004 – till now	"UTK" PJSC	Auditor of the Audit section

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Kior Yevgenia Anatolyevna
Date of birth: ***1979***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2003	"Agropromaudit" CJSC	Accountant-expert
2003-2004	"Unicon" CJSC (Krasnodar branch)	Expert
2004 – till now	"UTK" PJSC	Auditor of the Audit section

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Shosta Elena Alexandrovna
Date of birth: ***1977***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2002 - 2005	Krasnodar branch of OJSC "RZhD" "Bottling Plant"	Head of Sales Department
2005 - 2007	Regional Administration N 1 of the Southern branch of Rostelecom	Senior accountant
2007 – till now	"UTK" PJSC	Specialist of the Audit Section

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Balyakina Oksana Aleksandrovna

Date of birth: ***1978***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2002	"Audit Alyans" LLC	Auditor
2002 – till now	"UTK" PJSC	Senior specialist of the Section of methodology and risk management

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Parfyonova Zhanna Arkadievna

Date of birth: ***1983***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2003 - 2005	"FinCon" LLC	Auditor
2005 - 2006	Krasnodar branch of Impeksbank	Inspector on credits
2006 – till now	"UTK" PJSC	Specialist of the Section of methodology and risk management

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

Sokolovskaya Lidia Mikhailovna
Date of birth: ***1950***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2002 - 2007	"UTK" PJSC	Head of the group in the section of labour organization and motivation
2007 – till now	"UTK" PJSC	Senior specialist of the Section of methodology and risk management

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Data on any administrative actions imposed on such person for violation of the rules of business activity and legislation on finance, taxes and securities market or on any economic crimes or crimes against the state committed by such person (any previous convictions): ***none***

Data on any positions held by such person in the governing bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation bankruptcy laws: ***none***

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Control Body over the Financial and Economic Activities of the Issuer

Description	Salary	Bonus	Commission, benefits, reimbursement of expenses and other property provisions	Total
2006				
Members of the Auditing Commission, RUR	0	0	3,975,000.00	3,975,000.00
Specialists of the Internal Audit Department, RUR*	3,533,651.72	1,054,032.67	92,000	4,681,774.39

** Amount of remuneration paid to L. Yu. Podgornaya who was the member of the Auditing Commission and the Internal Audit Department in 2005 is included in the specified amount of remuneration paid to the members of the Auditing Commission. Amount of remuneration paid to I. V. Prokofieva who was the member of the Management Board and the Auditing Commission in 2005 is included in the specified amount of remuneration paid to the members of the Management Board*

According to item 7.4. of the Provisions on the Auditing Commission of "UTK" PJSC, approved by the General Shareholders' Meeting of 30 May 2001 (Minutes № 10 of 30.05.2001) and amended by the General Shareholders' Meetings of June 21, 2002 (Minutes № 12), of June 30, 2004 (Minutes № 15) and of June 27, 2006 (Minutes N 17), remuneration to each member of the Auditing Commission during execution of his duties shall be paid quarterly in the amount of 150,000 rubles. Quarterly remuneration to the Chairman of the Auditing Commission shall be rated by a raising factor 1.3. Remuneration for the quarter in which the Auditing Commission has been re-elected shall be paid to the members of the Auditing Commission in proportion to the time worked in the quarter.

Members of the Auditing Commission who are employees of "Southern Telecommunications Company" PJSC shall receive salaries and bonuses according to the Collective Agreement of "UTK" PJSC.

Specialists of the Internal Audit Department of "Southern Telecommunications Company" PJSC receive salaries and bonuses according to the staff list of "UTK" PJSC.

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

Average number of workers (employees) of the Issuer including employees working in its branches and representative offices, as well as the size of deductions for wages and social security for the last completed fiscal year and reporting quarter:

Description	2006	1Q2007
Average payroll number of employees, people	34,426	29,506
Share of the Issue's employees having higher education, %	28.9	28
Wages fund, RUR ths	4,244,932	1,015,041
Social expenditures, RUR ths	1,050,995	262,678
Total expenses, RUR ths	5,295,927	1,277,719

Data are presented according to the form of the statistical reporting 1-T (Annual) pursuant to the Instruction on structure of wage fund and social payments approved by the decision of Goskomstat of the Russian Federation № 116 of 24.11.2000 as agreed with Economic Development Ministry of the Russian Federation, Ministry of Labor of the Russian Federation, the Central Bank of Russia.

In 2006 the average number of employees decreased by 8.6% over 2005. In 1Q2007 the average number of employees decreased by 18.3% over 1Q2006. This change of the staff size in the period under report is not essential for the Issuer and is due to planned staff cuts.

The information on the employees (workers) of the Issuer having considerable impact on its financial and economic operations:

There are no such employees.

Trade-union body of the Issuer.

The Krasnodar regional territorial trade-union organization of telecommunications workers of the All-Russian trade union of the Russian Federation. On 6 October 1999 the first constituent conference of the trade-union organization was held.

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No agreements or obligations of the Issuer have been provided for concerning the possibility of Issuer's workers (employees) participation in its authorized capital (unit investment fund).

VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions made by the Issuer

6.1. Data on Total Number of Shareholders of the Issuer:

Total number of parties registered in the shareholders register of the issuer as of the date of the end of the last quarter under report: ***25,005***

Total number of nominal holders of issuer's shares: ***21***

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

6.2.1. Full registered name: ***Investitsionnaya Kompaniya Svyazi - Open Joint-Stock Company***

Abbreviated registered name: ***"Svyazinvest" OJSC***

TIN: ***7710158355***

Place of business: ***str., 2, 55 Plyushchikha, Moscow, Russia, 119121***

Share in the Issuer's authorized capital: ***38.16 %***

Share of the Issuer's common shares owned by the shareholder: ***50.69%***

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant):

Full registered name: ***Federal agency on federal property management***

Abbreviated registered name: ***Federal agency on federal property management***

TIN: ***7710542402***

Place of business: ***9 Nikolsky per., Moscow, 103685***

Share in the authorized capital of the Issuer's shareholder (participant): ***75 % - 1 share***

Voting stock share: ***75 % - 1 share***

Share in the Issuer's charter capital: ***none***

Share of the Issuer's common stock: ***none***

Full registered name: ***MUSTSCOM LIMITED***

Abbreviated registered name: ***Mustcsom Ltd***

TIN: ***not applied (non-resident)***

Place of business: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***

Share in the authorized capital of the Issuer's shareholder (participant): ***25% + 1 share***

Voting stock share: ***25% + 1 share***

Share in the Issuer's charter capital: ***none***

Share of the Issuer's common stock: ***none***

The Issuer's shares making at least 5 percent of the authorized capital or at least 5 percent of common stock, registered in the Issuer's shareholders register under the name of a nominal holder:

Full registered name: ***Depository Clearing Company - Private Joint –Stock Company (nominal holder)***

Abbreviated name: ***"DCC" ZAO***

Mailing address: ***31/B, Shabolovka Str, building 4, Moscow, 115162***

Phone: ***(095) 956-09-99***

Fax: ***(095) 232-68-04***

e-mail: ***dcc@dcc.ru***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-06236-000100 issued by the RF FCSM on October 9, 2002, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***473,541,997***

Full registered name: ***Closed Joint –Stock Company Commercial bank "CITYBANK" (nominal holder)***

Abbreviated name: ***CJSC CB "Citibank"***

Location: ***8-10, Gashek Str., Moscow, 125047***

Phone: ***(095) 725-67-36***

Fax: ***(095) 251-46-58***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-02719-000100 issued by the RF FCSM on 01.11.2000, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***113,287,965***

Full registered name: ***"ING BANK (EVRASIA) ZAO" (Closed Joint –Stock Company) (nominal holder)***

Abbreviated name: ***«ING BANK (EVRASIA) ZAO» (CJSC)***

Location: ***36, Krasnoproletarskaya Str., Moscow, Russia, 127473***

Phone: ***(095) 755-54-00***

Fax: ***(095) 755-54-99***

e-mail: ***mail@ibimos.ru***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-03728-000100 issued by the RF FCSM on 07.12.2000, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***213,320,531***

6.3. Data on the share of the state or the municipal unit in the authorized capital of the Issuer and on availability of a special right ("golden share")

1. Share of the Issuer's authorized capital owned by the state (municipality): ***0.00028%***

Manager of the block: ***Regional state specialized organization "Fund of State Property of the Krasnodar Krai"***

Location: ***176, Krasnaya Str., Krasnodar, 350020***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

2. Share of the Issuer's authorized capital owned by the state (municipality): ***0.00031%***

Manager of the block: ***Administration of Federal Mail Service of the Volgograd Region***

Location: ***9, Mira Str., Volgograd, 400066***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'), its term of validity:

no such special right is provided

6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

Any restrictions of the number of shares held by one shareholder and/or their aggregate face value, and/or the maximum number of votes granted to one shareholder established by the Charter of the issuer, which is a joint-stock company:

The Charter of the issuer has provided for no such restrictions.

Any restrictions of the share of foreign parties participation in the authorized capital of the issuer established by the legislation of the Russian Federation or by other standard legal acts of the Russian Federation:

there are no such restrictions

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Composition of the Issuer's shareholders (participants) owning at least 5 percent of the Issuer's authorized capital, and for Issuers being joint-stock companies, - also at least 5 percent of common stock of the Issuer, determined as of the date of making the list of persons entitled to participate in each General Shareholders' Meeting of the Issuer held in the last 5 completed financial years and in the quarter under report:

Full registered name	Abbreviated name	Share in the charter capital, %	Share of common shares, %
Date of Annual General Shareholders' Meeting: 21.06.2002 Cut-off date: 03.05.2002			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
CJSC "LEADER" D.U.	CJSC "LEADER" D.U.	7.26	9.68
Date of annual General Shareholders' Meeting: 21.01.2003			
Cut-off date: 21.11.2002			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Date of Annual General Shareholders' Meeting: 25.06.2003 Cut-off date: 08.05.2003			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Date of Annual General Shareholders' Meeting: 30.06.2004 Cut-off date: 14.05.2004			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69

Full registered name	Abbreviated name	Share in the charter capital, %	Share of common shares, %
Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U.	CJSC "Leader" (Pension fund assets management company) D.U.	5.84	5.46
Date of Annual General Shareholders' Meeting: 30.06.2005			
Cut-off date: 11.05.2005			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	CJSC "Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	7.27	7.40
Fenway Services Limited	Fenway Services Limited	4.20	5.57
Date of Annual General Shareholders' Meeting: 27.06.2006			
Cut-off date: 11.05.2006			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	CJSC "Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	7.35	7.50
JP MORGAN CHASE BANK N.A.	JP MORGAN CHASE BANK N.A.	5.84	7.76
FIM Securities Ltd	FIM Securities Ltd	4.01	5.32

6.6. Data on Related-Party Transactions Made by the Issuer

Information on the number and amount of the effected interest party transactions to be approved by an authorized governing body of the Issuer in accordance with the Russia legislation for the quarter under report:

Description	31 March 2007*
Total number and amount of related-party transactions effected by the Issuer in the period under report to be approved by an authorized governing body of the Issuer , number/RUR ths	2 Agreements, Price of transaction cannot be determined
Total number and amount of related-party transactions effected by the Issuer in the period under report approved by the Issuer's General Shareholders' Meeting, number/RUR ths	0
Total number and amount of related-party transactions effected by the Issuer in the period under report approved by the Issuer's Board of Directors (supervisory board), number/RUR ths	0

Total number and amount of related-party transactions effected by the Issuer in the period under report to be approved by an authorized governing body of the Issuer but have not been approved, number/RUR ths	2 Agreements Price of transaction cannot be determined

Price of transaction cannot be determined under some contracts. Information about such transactions is presented below in the Notes.

Notes:

Information about the contracts where it is impossible to determine the price of the transaction

Date of the Minutes of the Board of Directors	Number of the Minutes of the Board of Directors	Number of the agreement	Date of the agreement	Contracting party	Type of the agreement	Description of the transaction	Procei determin: remunei
20.03.2002	27	Without number		CJSC "Kuban-GSM"	Agreement on provision of services	Network interconnection	According active tarii "UTK" PJ
24.12.2002	17	BV-02/2003	17.07.2003	OJSC "National payphone network"	Agreement on provision of services	Reception of payphone cards	According active tarii "UTK" PJ
21.02.2003	5	DS №2 to Contract №006/01-02 of 04.06.2002		CJSC "Registrator-Svyaz"	Additional agreement	Additional agreement to Contract with CJSC "Registrator-Svyaz" on fulfillment by assignment of the Issuer of works related to preparation and conducting annual and extraordinary General Shareholders' Meetings, including performing functions of the Returning Board	Price of th Registrato on acting : Returning calculated formula, it the additio agreement
14.08.2003	5	502-204/02	30.07.2003	Open Joint –Stock Company "RTK-LEASING"	Finance lease contract	Additional agreement in connection with change of beneficial owner	Not applic
14.08.2003	5	503-204/02	30.07.2003	Open Joint –Stock Company "RTK-LEASING"	Finance lease contract	Additional agreement in connection with change of beneficial owner	Not applic
14.08.2003	5	504-204/02	30.07.2003	Open Joint –Stock Company "RTK-LEASING"	Finance lease contract	Additional agreement in connection with change of beneficial owner	Not applic
14.08.2003	5	505-204/02	30.07.2003	Open Joint –Stock Company "RTK-LEASING"	Finance lease contract	Additional agreement in connection with change of beneficial owner	Not applic

Date of the Minutes of the Board of Directors	Number of the Minutes of the Board of Directors	Number of the agreement	Date of the agreement	Contracting party	Type of the agreement	Description of the transaction	Proce determin remune
14.08.2003	5	273-204/02	30.07.2003	Open Joint –Stock Company "RTK-LEASING"	Finance lease contract	Additional agreement in connection with change of beneficial owner	Not applic
14.08.2003	5	274-204/02	30.07.2003	Open Joint –Stock Company "RTK-LEASING"	Finance lease contract	Additional agreement in connection with change of beneficial owner	Not applic
14.08.2003	5	275-204/02	30.07.2003	Open Joint –Stock Company "RTK-LEASING" (General Management of "UTK" PJSC)	Finance lease contract	Additional agreement in connection with change of beneficial owner	Not applic
14.08.2003	5	385-204/02	30.07.2003	Open Joint –Stock Company "RTK-LEASING" (General Management of "UTK" PJSC)	Finance lease contract	Additional agreement in connection with change of beneficial owner	Not applic
30.09.2003	18	1	01.08.2003	OJSC "Rostelecom"	Agreement on provision of services	DLD and ILD traffic transit services	Payments and ILD tr services a according Rostelecor approved l Russia M/ №237 of C and №107 15.10.200: according terminal c: rates of Al zone netw other telec operators (ABC zone of "UTK" which netv traffic is te Payments services o traffic inc ABC zone of "UTK" made acco terminal c: rates of Al zone netw "UTK" PJ

Date of the Minutes of the Board of Directors	Number of the Minutes of the Board of Directors	Number of the agreement	Date of the agreement	Contracting party	Type of the agreement	Description of the transaction	Proce determin remune
							approved l Russia M/ №1078 of Payments services ol are made a the cost of made by "' users
30.09.2003	18	29/198	30.09.2003	"Kuzminov Stavtelecom" OJSC	Agency agreement	Provision of telecom services and other services stipulated by the Agreement on behalf of and at the expense of "UTK" PJSC	20% of m received a payments receivable the reporti period;17 received a of overdue receivable subscriber Principal
30.09.2003	18	2	01.08.2003	OJSC "Rostelecom"	Agreement on provision of services	Provision of telecom services to each other	Price of th Agreemen determine to tariffs o Rostelecor estimated certain typ telecom se
30.12.2003	27	Without number	01.01.2004	"Kuzminov Stavtelecom" OJSC	Additional agreement	Adding positions specified in the additional agreement to the list of equipment used while executing Agency Agreement № 29/198 of 30.09.2003	20% of m received a payments receivable the reporti period;17 received a of overdue

Date of the Minutes of the Board of Directors	Number of the Minutes of the Board of Directors	Number of the agreement	Date of the agreement	Contracting party	Type of the agreement	Description of the transaction	Procei determin: remunei
							receivable subscriber Principal.
30.12.2003	27	Without number	01.01.2004	"Kuzminov Stavtelecom" OJSC	Additional agreement	Adding network resources specified in the additional agreement to the list and volume of network resources provided by the telecoms to each other set in Interconnection agreement of 17.10.1997	420 rubles for one co: point (exc:
30.12.2003	27	1	01.01.2004	"Kuzminov Stavtelecom" OJSC	Additional agreement	Broadening the list of leased communication lines indicated in Agreement № 29/199 of 30.09.2003	Price of le communic 12 rubles (
30.12.2003	27	1	01.01.2004	"Kuzminov Stavtelecom" OJSC	Additional agreement	Termination of the Agreement on lease of equipment of ATE-97 of 27.02.1997 and return of the leased telecommunications equipment specified in the Agreement by Lessee ("Kuzminov Stavtelecom" OJSC) to Lessor ("UTK" PJSC), as well as return of 216 missing subscriber sets of ATE "Alcatel 1000 S12"	Not applic
30.01.2004	29	177-KKI/09/03	01.09.2003	Open Joint –Stock Company "RTComm.RU"	Agreement on provision of services	Provision of telecom services	According active tari RTComm.

Date of the Minutes of the Board of Directors	Number of the Minutes of the Board of Directors	Number of the agreement	Date of the agreement	Contracting party	Type of the agreement	Description of the transaction	Proce[illegible] determin[illegible] remuner[illegible]
04.03.2004	34	2	05.03.2004	CJSC "Center of material and technical support"	Agreement on provision of services	Provision of the following services: storage operations, handling operations, payments for truck haulage and rail transportation, truck transportation services, storage services	According active tari[illegible]
17.06.2004	47	7	01.05.2004	OJSC "Rostelecom"	Agency agreement	Registration, tariffication, issue of reports, reception of payments for services provided under code "809 200".	According calculatio[illegible] for outgoi[illegible] under cod[illegible] (Moscow) for outgoi[illegible] traffic und[illegible] 200
17.06.2004	47	3	01.05.2004	OJSC "Rostelecom"	Agreement on provision of services	Introducing amendments into Contract № 1 of 01.08.2003.	20 % of re[illegible] received f[illegible] for inform[illegible] inquiry se[illegible] according tariffs spe[illegible] Appendix Agreemen[illegible]
17.11.2004	15	1-AG	14.09.2005	Open Joint –Stock Company "Recreation center "Orbita"	Agency agreement	Conclusion by the Agent by assignment, on behalf of and at the expense of the Principal of contracts on provision of telecom services	20% of th[illegible] services p[illegible]
04.02.2005	24			"Kuzminov Stavtelecom" OJSC	Additional agreement	Prolongation of Agency Agreement of 30.09.2003 №29/198 till 01.04.2005.	20% of m[illegible] received a[illegible] payments
12.08.2005	3			Open Joint –Stock Company "RTComm.RU"	Agreement on provision of telecom services	Services on construction of virtual private networks on the basis of MLPS-technology	According tariffs set [illegible] Agreemen[illegible]
12.08.2005	3			LLC "Intmashservice"	Agency agreement	Sale of payphone, Internet, IP-telephony cards	10% of an[illegible] cards' sale

Date of the Minutes of the Board of Directors	Number of the Minutes of the Board of Directors	Number of the agreement	Date of the agreement	Contracting party	Type of the agreement	Description of the transaction	Procei determin: remunei
23.09.2005	8	1-11		LLC "Intmashservice"	Agreement on provision of services	Cleaning services and other services	According tariffs
23.09.2005	8			LLC "Intmashservice"	Agreement on provision of services	Technical maintenance and repair of KKM	According tariffs
02.12.2005	13			OJSC "Rostelecom"	Amendment agreement	Introducing amendments into Interconnection Agreement №1 of 01.08.2003	According calculatior "UTK" PJ
02.11.2005	13			OJSC "Rostelecom"	Agency agreement	Collection of payments, work with claims and information and inquiry services	Collection payments · received p Work witl 2.5%; Informatio inquiry sei rubles per outgoing I ILD traffic
30.11.2005	16	2		OJSC "Rostelecom"	Additional agreement	Acquisition and disposal of telecom services specified in additional agreement №2 to contract №2 of 01.08.2003	According active taril "UTK" PJ
30.11.2005	16	7		OJSC "Rostelecom"	Additional agreement	Prolongation of Agreement №1 of 01.08.2003 till 31.12.2005	Not applic
12.12.2005	19			OJSC AKB "Svyaz-Bank"	Contract of Russian ruble bank account	Opening settlement Russian ruble account	According OJSC AK: Bank"
28.12.2005	22	1		NPF "Telecom-Soyuz"	Additional agreement	Introducing amendments into agreement of non-governmental provision of pensions №14/2005-VYu	3% of the each pensi contributic

Transaction (a group of interrelated transactions) with the price of 5 and more per cent of the book value of the issuer's assets as determined based on the data of its accounts and reports as of the last reporting date preceding the transaction effected by the Issuer in the last period under report*: there have been no such transactions*

Party-related transaction (a group of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: ***there have been no such transactions in the period under report***

6.7. Data on the amount of accounts receivable

Information on the structure of the accounts receivable of the Issuer with the indication of the time of obligations execution:

As of December 31, 2006.

Type of accounts receivable	Period in which the debt arises	
	within 1 year	more than 1 year
Accounts receivable from buyers and customers, RUR ths	1,049,915.77	579.69
Including overdue, RUR ths	367,165.25	x
notes receivable, RUR ths		
Including overdue, RUR ths		x
debts of participants (founders) by contributions to the authorized capital, RUR ths		,
Including overdue, RUR ths		x
advances distributed, RUR ths	105,628.71	0,
Including overdue, RUR ths	38,291.39	x
Other debtors, RUR ths	508,796.69	9,063.57
Including overdue, RUR ths	10,427.68	x
Receivables, total, RUR ths	**1,664,341.17**	**9,643.25,**
Including overdue, RUR ths	415,884.32	x

As of 31 March 2007

Type of accounts receivable	Period in which the debt arises	
	within 1 year	more than 1 year
Accounts receivable from buyers and customers, RUR ths	1,544,361.61	675.26
Including overdue, RUR ths	560,294.59	x
notes receivable, RUR ths		
Including overdue, RUR ths		x
debts of participants (founders) by contributions to the authorized capital, RUR ths		
Including overdue, RUR ths		x
advances distributed, RUR ths	121,525.720	
Including overdue, RUR ths	20,082.19	x
Other debtors, RUR ths	607,803.84	7,329.71

Including overdue, RUR ths	27,446.38	x
Receivables, total, RUR ths	**2,273,691.18**	**8,007.97**
Including overdue, RUR ths	607,823.16	x

Information on debtors for which account no less than 10 percent of the total debts in 2001-2005:

There are no such debtors.

Receivables from social organizations for tariff compensation of expenses connected with providing telecom services to privileged customers amounted to 122,485 ths rubles as of 31 December 2006 and 101,872 thousand rubles as of 31 March 2007.

Pursuant to Federal Law №122-FZ of 22.08.2004 effective since 1 January 2005, privileges related to provision of telecom services shall be granted in monetary but not natural form for the privileged customers, except for customers having privileges according to Federal Laws "On social guarantees of Heroes of Socialist Work and Knights of Labour Glory Awards" and "On status of Heroes of the Soviet Union, Heroes of the Russian Federation and Knights of Labour Glory Awards". As a result, Article 47 of Federal Law № 126-FZ of 07.07.2003 has come into force not for all categories of privileged customers. Besides, subjects of the Russian Federation are entitled to take decisions on granting privileges in accordance with the laws and decrees of the subjects of the Russian Federation. The proposed volume of privileges granted in 2006 is insignificant.

In 2006 state budgets do not include funds for recovery of the remaining debts of social organizations for tariff compensation of expenses connected with providing telecom services to privileged customers during the previous periods.

VII. The Issuer's Accounts and Reports and Other Financial Information

7.1. The Issuer's Annual accounts and reports

a) In accordance with the Russian Federation legislation requirements the Issuer's annual accounting statements comprise the following documents:

- Balance sheet (form № 1 by OKUD),
- Profit and Losses statement (form № 2 by OKUD),
- Capital Movement statement (form № 3 by OKUD),
- Cash flow statement (form № 4 by OKUD),
- Appendix to the balance sheet (form № 5 by OKUD),
- Explanatory notes to financial statement.

2006 Financial statements under RAS are attached in Annex № 1.

b) The Issuer has no annual financial statements drawn up in accordance with International Financial Reporting Standards or Generally Accepted Accounting Principles U.S.

7.2. Issuer's Quarterly Accounts and Reports for the Last Completed Quarter under Report

a) In accordance with the Russian Federation legislation requirements the Issuer's quarterly accounting statements comprise the following documents:

- Balance sheet (form № 1 by OKUD),

- Profit and Losses statement (form № 2 by OKUD),

1Q2007 Financial statements (Forms № 1 and № 2) are attached in Annex № 2.

b) The Issuer is not obliged to prepare quarterly financial statements in accordance with International Standards of Financial Reporting or Generally Accepted Accounting Principles U.S. (it is not fixed in constituent documents and adopted accounting policy).

7.3. Issuer's Consolidated Accounts for the Last Completed Fiscal Year

2006 consolidated financial statements of the Issuer drawn up in accordance with the Russian Federation legislation requirements are not available.

The Company's obligation to draw up consolidated financial statements is stipulated in item 91 of Order of RF Ministry of Finance № 34 n "On Approval of the Provisions on bookkeeping and accounting statement in the Russian Federation" of 29.07.1998.

7.4. Data on the Accounting Policy of the Issuer

2007 accounting policy developed by the Issuer according to the legislation of the Russian Federation on book keeping and approved by the order of the person, responsible for organization and condition of book keeping procedures of the Issuer, is attached in Annex 3.

7.5. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales

The Issuer does not export any services

7.6. Value of Issuer's Immovable property and Data on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year

Description	31.12.2006	31.03.2007
Total value of immovables, RUR	14,688,049,396	14,730,626,180
Depreciation charges, RUR	3,954,010,468	4,001,580,987

Information about the estimation of immovable property.

During 12 months before the date of the end of the quarter under report, there was no valuation of immovables owned or leased by the Issuer on a long-term basis.

Data on any material changes that have taken place in the composition of Issuer's immovable property as well as on any acquisitions or retirement of any other property of the Issuer, if the balance sheet value of such property exceeds 5% of the balance sheet value of the Issuer's assets, and data on any other material changes that have taken place in the composition of Issuer's property after the date of expiry of the last completed fiscal year till the expiry date of the quarter under report

There have been no material changes.

7.7. Data on Issuer's Participation in Any Court Proceedings, if Such Participation May Materially Affect Financial or Economic Operation of the Issuer

Data on Issuer's Participation in Any Court Proceedings (with indication of imposed sanctions), if Such Participation May Materially Affect Financial or Economic Operation of the Issuer, during the three years preceding the expiry date of the quarter under report.

In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Issuer concerning the repayment of debts due to Vnesheconombank valued at 33,346,039.43 Euro as of December 27, 2006 (including 18,651,678.20 euro of principal debt, 3,584,429.58 euro of interest payable, 1,583,936.2 euro of insurance commission payable to the Ministry of Finance of the Russian Federation, 9,525,995. 44 euro of penalty interest payable).

In December 2006 the Company concluded an amicable agreement with the Ministry of Finance of the Russian Federation which conditions were approved by the Arbitration court of the Krasnodar kray on 5 March 2007. The amicable agreement has come into force since December 27, 2006 providing for settlement of debts through their re-structuring with simultaneous write-off of penalty interest charged for late fulfillment of obligations. Restructured debts will be paid (repaid) annually by equal portions till January 1, 2012. The Debtor is released of the obligation to pay penalty interest of 9,525,995.44 euro calculated as of 27.12.2006.

To ensure fulfillment of obligations under the amicable agreement, the Company concluded with the Ministry of Finance of the Russian Federation a pledge of property agreement for total amount of 1,260,214 thousand rubles (excl. VAT).

On 26 December 2005 "UTK" PJSC registered a claim in the arbitration court contesting the decision of tax bodies, namely, Decision N 9 of 16 December 2005 resulting in back-tax claim N198 (ref. N58-11-09/7257) of 21 December 2005 issued to "Southern Telecommunications Company" PJSC. According to the Decision underpaid taxes amounted to 677,979,856.04 rubles and the amount of penalties interest made 240,261,304.64 rubles; the underpaid taxes and penalties should be paid till 30 December 2005. The Company also filed a request to the Moscow Arbitration court to suspend the execution of Decision № 9 of Russia's Inter-regional Tax Inspectorate № 7. On 28th December 2005 the request was upheld and the execution of Decision № 9 of Russia's Inter-regional Tax Inspectorate № 7 was suspended till making court decision on the case. On the 5th of March 2007 the Moscow Arbitration court held a stated hearing of the case related to UTK's claim contesting the Decision of Russia's Inter-regional Tax Inspectorate № 7 of 26th December 2005 regarding a back-tax claim issued by it to "Southern Telecommunications Company" PJSC. As a result, the Moscow Arbitration Court postponed the hearing of the case till the Court decisions on two similar cases came into force, as those decisions were of a prejudicial character for the case. Besides, the Moscow Arbitration Court wanted the judicial practice regarding such cases to be uniform.

CJSC "Vestelcom" advanced a claim against "UTK" PJSC demanding to recover debts under the contract of joint activity of 15.11.1995 in the sum of 33,323,488 rubles and to pay penalty fee of 10,169,349 rubles. CJSC "Vestelcom" also advanced a claim against "UTK" PJSC demanding to return the contribution in the form of a 2.5%-share of the building of Dom Svyazi located at the address: 22, Pionerskaya Street, Maikop, as well as to return the contribution in monetary form amounting to 9,680 thousand rubles, to replace the value of diesel plant (136,000 rubles) and the value of ACP equipment (465,169 rubles).

VIII. Extra Data on the Issuer and the Issued Securities Placed by the Issuer

8.1. Extra Data on the Issuer

8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report (rubles): ***1, 297, 779, 384.66***

Category	Number, shares	Par value, RUR	Total par value, RUR	Share in the Issuer's authorized capital, %
Common stock	2,960,512,964	0.33	976,969,278.12	75.280074
Preferred stock	972,151,838	0.33	320,810,106.54	24.719926
TOTAL	3,932,664,802	0.33	1,297,779,384.66	100.00000

A portion of the Issuer's shares is circulating outside the Russian Federation according to foreign law on foreign issuers' securities certifying the rights in respect of the Issuer's shares.

Data on the portion of the Issuer's shares is circulating outside the Russian Federation according to foreign law on foreign issuers' securities certifying the rights in respect of the Issuer's shares:

Category of stock circulating outside the Russian Federation: ***ordinary shares***

Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category: ***6.55 % (as of 31.03.2007).***

Name and location of the foreign issuer whose securities certify the rights in respect of the Issuer's shares of the respective category:

Name: ***" JPMorgan Chase Bank "***

Location: ***Morgan Guaranty Trust Company of New York ADR Department, 60 Victoria Embankment, London EC4Y 0JP, United Kingdom***

Brief description of the program (type of program) for the issue of foreign issuer's securities certifying the rights in respect of the stock of the respective category:

Level 1 ADR program was established on February 5 1998 according to which ordinary registered shares of "Southern Telecommunications Company" PJSC are traded. On April 23, 2002 the Company's Level 1 ADR program was transferred from The Bank of New York to JP Morgan Chase Bank, which at present is the Company's ADR Depositary. The Deposit Agreement among the Company and JP Morgan Chase Bank was signed on April 22, 2002 and restated on December 15, 2002 in connection with reorganization.

One unit of American Depositary Receipt represents 50 common shares of the Company.

Total amount of issuing securities permitted for circulation outside the Russian Federation is up to 193,955,500 shares with total nominal value of up to 64,005,315 rubles.

Data on obtaining permission from the Federal Commission for circulation of issuer's stock of the respective category outside the Russian Federation:

According to the Decree of FCSM № 1819/r of 24.12.2002 circulation of "UTK" PJSC common registered non-documentary shares outside the Russian Federation is permitted in the form of securities of foreign issuers issued under foreign legislation and certifying the rights in respect to UTK's registered non-documentary ordinary shares.

Name of foreign professional participants of the securities market (organizer of trade) through whom foreign issuer's securities certifying the rights in respect of issuer's shares circulate:

The Company's ADRs are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX (Vienna, Austria)

Name	CUSIP (WKN)	ADR ticker	ISIN
US over-the-counter market (OTC USA)	843899105	STJSY	S1843899105
Frankfort Stock Exchange (FWB)	912640	KUE	US5011671006
Berlin Stock Exchange	912640	KUBNy	US8438991056
NEWEX (Vienna, Austria)	912640	KUE	US8438991056

Other data on the Issuer's shares circulating outside the Russian Federation specified at the issuer's own discretion:

No other data

8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer

Data on the Amount and Structure of the Authorized Capital of the Issuer and its changes during the last five complete financial years preceding the date of the reporting quarter:

Amount and structure of the authorized capital as at the beginning of the period, RUR	Name of the Issuer's governing body which took the decision on the change of the authorized capital	Date and number of the minutes of the meeting (session) of the Issuer's governing body at which the decision on the change of the authorized capital was taken	Amount of the authorized capital after the change, RUR	Character of the change
2002				
506,142, 862.50 Common stock: 1,150,323,325 Total volume (RUR): 379,606,697.25 Share in the authorized capital: 75.00 % Preferred stock: 383,442,925 Total volume (RUR): 1 265 361 65.25 Share in the authorized capital: 25.00 %	Board of Directors	Minutes of the Board of Directors №16 of 18.11.2002	1,297,779,384.66	Conversion at reorganization
2003				
1,297,779,384.66 Common stock: 2,960,512,964 Total volume (RUR): 976,969,278.12 Share in the authorized capital: 75.28 % Preferred stock: 972,151,838 Total volume (RUR): 320,810,106.54 Share in the authorized capital: 24.72 %	Board of Directors	Minutes of the Board of Directors №16 of 18.11.2002	1,297,779,384.66	Conversion at reorganization
2004– no changes				
2005– no changes				
2006 – no changes				
1Q2007 – no changes				

8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer

Data on Formation and Use of the Reserve and other Funds formed from the Issuer's net profit for the last 5 completed fiscal years preceding the reporting quarter:

Name of the fund: ***pursuant to the Federal Law "On Joint –Stock Companies" the Issuer shall establish the reserve fund.***
Size of the fund stipulated by the constituent documents: ***5 percent of the authorized capital.***

The Company shall pay the compulsory annual contributions being not less than 5 percent of the net profit into the reserve fund until it reaches the prescribed size.

The objective of the reserve fund shall be covering the Company losses, redeeming the Company's bonds and repurchasing the Company's shares should other assets be insufficient.

Reserve fund shall not be used for any other purpose.

RUR ths

Fund	Year	The fund's size as at the end of the period under report		Restitution of the fund during the reporting year	Reserve funds used during the year under report	Purpose of the reserve fund usage
		In money terms	in % of the charter capital			
Reserve fund	2002	63,260	4.87	16,000	0	The fund's means were not used.
	2003	64,889	5	1,629	0	The fund's means were not used.
	2004	64,889	5	0	0	The fund's means were not used.
	2005	64,889	5	0	0	The fund's means were not used.
	2006	64,889	5	0	0	The fund's means were not used.
	1Q 2007	64,889	5	0	0	The fund's means were not used.

RUR ths

Fund	Year	The fund's size as at the end of the period under report		Restitution of the fund during the reporting year	Reserve funds used during the year under report	Purpose of the reserve fund usage
		In money terms	in % of the charter capital			
Social fund	2002	0 *	0	0	0	The fund's means were not used.
	2003	0	0	0	0	The fund's means were not used.
	2004	0	0	0	0	The fund's means were not used.
	2005	0	0	0	0	The fund's means were not used.
	2006	0	0	0	0	The fund's means were not used.

** - in 2002 Social fund was not created, 8,825 thousand rubles are reflected in line 460 "Retained earnings of the past years".*

Other funds from the Company's net income have not been created.

8.1.4. Data on the Procedure of Calling and Holding the Meeting of the Supreme Governing Body of the Issuer

Name of the supreme governing body of the issuer: ***General Shareholders' Meeting***

Procedure of notifying the shareholders (participants) on holding the meeting of the supreme governing body of the issuer:

Notice of the General Shareholders' Meeting shall be given not later than 30 days before its opening. Should the proposed agenda of the Extraordinary General Shareholders' Meeting include the issue on election of the Company Board of Directors, notification of the Extraordinary General Shareholders' Meeting shall be made not later than 50 (fifty) days before the meeting.

Should an Extraordinary General Shareholders' Meeting be convened upon request of the Company's Auditing Commission, Auditor as well as of any shareholder or group of shareholders owning at least 10 percent of the Company's voting shares, notice of the Extraordinary General Shareholders' Meeting should be given not later than 20 days before its opening.

The Company aims at notifying about holding a shareholders meeting not later than 30 days from the date of the meeting irrespective of the questions, included into agenda, if greater terms are not stated by the law.

Notification of the General Shareholders' Meeting shall be sent to each person from the list of persons entitled to take part in the General Shareholders' Meeting by registered mail or delivered to each of the abovementioned persons personally (provided that a signed acknowledgement of receipt is obtained), or published in the newspaper "Rossiyskaya Gazeta".

Parties (bodies) entitled to call (demand holding) an extraordinary meeting of the issuer's supreme governing body, and procedure of sending (presenting) such demands:

An extraordinary General Shareholders' Meeting shall be held upon decision of the Board of Directors on the basis of its own initiative; demand of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. Extraordinary General Shareholders' Meeting upon request of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares is called by the Company's Board of Directors.

Requests on calling the Extraordinary General Shareholders' Meeting shall be delivered:

by mail to the address (seat) of the personal executive organ of the Company contained in the Single State Register of Legal Entities;

personally (provided that a signed acknowledgement of receipt is obtained) to the person acting as the Company's individual executive body, Chairman of the Company Board of Directors, Corporate Secretary of the Company or any other person being authorized to receive the written correspondence addressed to the Company;

by facsimile transmission.

Request on convening the Extraordinary General Shareholders' Meeting shall include information provided by Article 55 of the Federal Law "On Joint Stock Companies". Proposal on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting being included into the request on calling the Extraordinary General Shareholders' Meeting shall follow the provisions set by Article 53 of the Federal Law "On Joint Stock Companies".

Requests on holding the Extraordinary General Shareholders' Meeting shall be considered received from the shareholders or their proxies who signed them.

Should the request on holding the Extraordinary General Shareholders' Meeting be send by non-registered letter or other non-registered mail, date at the postmark confirming the date of receiving shall be considered the date of making the request. Should the request on holding the Extraordinary General Shareholders' Meeting be send by registered letter or other registered mail, date of its delivery to the addressee (provided that a signed acknowledgement of receipt is obtained) shall be considered the date of making the request.

Procedure of fixing the date of holding the meeting of the Issuer's supreme governing body:

An annual General Shareholders' Meeting shall be held not earlier than four months and not later than six months after the termination of the fiscal year.

When preparing the General Shareholders' Meeting the Board of Directors of the Company shall determine:

- *Form of the General Shareholders' Meeting;*
- *Date, venue and time of the General Shareholders' Meeting as well as postal address for delivery of duly executed voting papers, in case the General Shareholders' Meeting being held by absentee voting – cut-off date of receiving the voting instruction cards and postal address for delivery of duly executed voting papers;*
- *Starting time of registration of the shareholders entitled to take part in the General Shareholders' Meeting;*
- *Cut-off date (date of making list of the shareholders entitled to take part in the General Shareholders' Meeting);*
- *Agenda of the General Shareholders' Meeting;*
- *Type (types) of preferred shares granting their holders the right to vote on the agenda issues of the General Shareholders' Meeting;*
- *Procedure for informing the shareholders on the General Shareholders' Meeting;*
- *List of information and materials to be submitted to shareholders when preparing the General Shareholders' Meeting and order of their presentation.*
- *Form and wording of a voting instruction card*

Extraordinary General Shareholders' Meeting to be convened at the request of the Auditing Commission, the Company's Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares shall be held within the 40-days period from the date of presenting the request to hold an Extraordinary General Shareholders' Meeting.

Should the agenda of Extraordinary General Shareholders' Meeting to be convened at the request of the Auditing Commission, the Company's Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares include the issue on election of the Board of Directors, the Extraordinary General Shareholders' Meeting shall be held within the 70-days period from the date of presenting the request to hold an Extraordinary General Shareholders' Meeting.

When the number of the Board of Directors members becomes less than the quorum sufficient for conducting the Board of Directors meetings, Extraordinary General Shareholders' Meeting to be convened upon the decision of the Company's Board of Directors on the basis of its own initiative in order to consider the issue on election of the Board of Directors shall be held within 70-days period from the date of taking the decision by the Board of Directors to hold it.

Parties entitled to put forward motions to the agenda of the meeting of the supreme governing body of the issuer, procedure of putting forward such motions:

Shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to put forward motions to the agenda of the annual General Shareholders' Meeting and to propose candidates to the Board of Directors of the Company and to the Auditing Commission of the

Company, the number of which may not exceed the number of members of the respective body as established by the Company's Charter. Such proposals shall be received by the Company within 60 (sixty) days after the termination of the fiscal year.

When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda, any shareholder or group of shareholders that owns 2 percent or more of the Company's total number of voting shares shall be entitled to nominate candidates to the Board of Directors in number not exceeding its quantitative structure determined by the present Charter. The names of candidates shall be submitted to the Company 30 days before the date of the extraordinary General Shareholders' Meeting at the latest.

Proposals on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, and the requests on calling the Extraordinary General Shareholders' Meeting shall be delivered:

by mail to the address (seat) of the personal executive organ of the Company contained in the Single State Register of Legal Entities;

personally (provided that a signed acknowledgement of receipt is obtained) to the person acting as the Company's individual executive body, Chairman of the Company Board of Directors, Corporate Secretary of the Company or any other person being authorized to receive the written correspondence addressed to the Company;

by facsimile transmission.

If the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies elected by the General Shareholders' Meeting is sent by mail, date at the postmark confirming the date of sending shall be considered the date of making the proposal.

When the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, or the request on calling the Extraordinary General Shareholders' Meeting is delivered personally (provided that a signed acknowledgement of receipt is obtained), date of such delivery shall be considered the date of making the proposal or request.

Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting of the supreme governing body of the Issuer, and procedure of getting familiarized with such information (materials):

The following information (materials) is provided to the persons entitled to participation in the General Shareholders' Meeting according to the procedure and to the address (-es) indicated in the notification of the General Shareholders' Meeting:

- annual financial accounts and statements, including the auditor report and the conclusion of the Auditing Commission of the Company on the results of the audit of the annual accounts and reports;

- data on candidates to the Company's Board of Directors and the Company's Auditing Commission;

- draft amendments and additions to the Company's Charter or new edition of the Company's draft Charter;

- draft internal regulations of the Company;

- other draft documents, the adoption of which is provided for by draft resolutions of the General Shareholders' Meeting;

- draft resolutions of the General Shareholders' Meeting;

- other information (materials) required for submission in compliance with the active law;

- other information (materials) for taking decisions on the issues of the agenda of the General Shareholders' Meeting, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the General Shareholders' Meeting.

Procedure of disclosure (bringing to the notice of the issuer's shareholders (participants) of the resolutions adopted passed by the Issuer's supreme governing body and also of voting results:
Resolutions adopted by the General Shareholders' Meeting and voting results shall be announced at the General Shareholders' Meeting at which the voting was held, and shall be brought to the notice of persons/entities included into the list of persons/entities entitled to participate in the General Shareholders' Meeting in accordance with the procedure determined for notifying of the General Shareholders' Meeting not later than 10 days after drawing up the minutes on voting results in the form of the report on voting results.

8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not Less Than 5 Per Cent of the Authorized Capital (Unit Fund) or at Least 5 Per Cent of Common Stock

№	Full registered name	Abbreviated registered name	Location	The Issuer's stockholding in the authorized capital of the company, %	Share of the company's common stock owned by the Issuer, %	The company's stockholding in the authorized capital of the Issuer, %	Share of the Issuer's common stock owned by the company, %
1	"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment	"Armavir Communication Facilities Plant" CJSC	1a, Urupskaya St., Armavir, Krasnodar Region, 352903	100	100	none	none
2	Closed Joint-Stock Company "Yugsvyazstroy"	CJSC "Yugsvyazstroy"	110/1, Ayvazovskogo St., Krasnodar, 350040	100	100	none	none
3	Open Joint-Stock Company "Health-care center "Orbita"	"Health-care center "Orbita" OJSC	Village Olginka, Tuapse district, Krasnodar Krai 352840	100	100	none	none
4	"Intmashservice" Company with Limited Liability	"Intmashservice" LLC	8, Golubinskaya Str., Volgograd, 400131	100	-	none	none
5	"Factorial-99" Company with Limited Liability	"Factorial-99" LLC	47, Bratskiy per., Rostov-on-Don 344082	100	-	0.00005 %	none
6	"UTK-Finance" Company with Limited Liability	"UTK-Finance" LLC	66, Karasunskaya St., Krasnodar 350000	100	-	none	none
7	Open Joint –Stock Company "Kuzminov Stavtelecom"	OJSC "Kuzminov Stavtelecom"	10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035	100	100	none	none
8	Closed Joint –Stock Company Teleradiokompaniya "Foton"	CJSC TRK "Foton"	30, Zheleznodorozhnaya St., Krasnodar, Krasnodar krai, 350033	50.5	50.5	none	none

№	Full registered name	Abbreviated registered name	Location	The Issuer's stockholding in the authorized capital of the company, %	Share of the company's common stock owned by the Issuer, %	The company's stockholding in the authorized capital of the Issuer, %	Share of the Issuer's common stock owned by the company, %
9	Company with Limited Liability Creative Association "Aksent"	TO"Aksent" LLC	68, Krasnoarmeiskaya St., Krasnodar, Krasnodar krai, 350000	51	51	none	none
10	Closed Joint-Stock Company "Volgograd-GSM"	CJSC "Volgograd-GSM"	19d, Kommunisticheskaya St., Volgograd, 400131	50	50	0.015	0.004
11	Closed Joint-Stock Company "Stavropolskaya sotovaya svyaz"	CJSC "SSS"	10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035	50	-	none	none
12	Closed Joint-Stock Company "TeleRoss-Volgograd"	CJSC "TeleRoss-Volgograd"	16, Mira Str., Volgograd 400 131	50	50	none	none
13	Closed Joint-Stock Company "TeleRoss-Kubanelectrosvyaz"	CJSC "TeleRoss-Kubanelectrosvyaz"	51, GimnazicheskayaSt., Krasnodar, 350000	50	50	none	none
14	Closed Joint-Stock Company "ZanElCom"	CJSC "ZanElCom"	Office 2, 7, Novolesnaya Str., Moscow 103055	45	45	none	none
15	"Yug-Giprosvyaz" Company with Limited Liability	"Yug-Giprosvyaz" LLC	67, Gagarin Str., Krasnodar 350062	24	-	none	none
16	Closed Joint-Stock Company "Telekompania IR"	CJSC "Telekompania IR"	2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007	23.5	23.5	none	none
17	Closed Joint-Stock Company "Kabardino-Balkarski GSM"	CJSC "Kabardino-Balkarski GSM"	14, pr. Shogentsukova, Nalchik, 360051	20	20	none	none
18	Closed Joint-Stock Company "Karachaevo-CherkesskTeleSot"	CJSC "Karachaevo-CherkesskTeleSot"	147, Lenin pr., Cherkessk, Karachaevo-Cherkessian Republic, 369000	20	20	none	none
19	Closed Joint-Stock Company of Russian documental communication "Rostelegraph"	CJSC "Rostelegraph"	7, Tverskaya Str., Moscow 103375	15.68	15.68	none	none
20	Joint-Stock Commercial Bank "Krasnodarbank"	AKB "Krasnodarbank"	70, Karasunskaya St., Krasnodar, 350000	13.5	13.5	none	none
21	Closed Joint-Stock Company "Startcom"	"Startcom" CJSC	6, 2nd Spasonalikovski per., Moscow 117909	11.1	11.1	none	none
22	Open Joint-Stock Company "Informatsionnie tekhnologii svyazi"	"Svyazintech" OJSC	Building 2, 55, Plyushchikha Str., Moscow, 119121	11	11	none	none

№	Full registered name	Abbreviated registered name	Location	The Issuer's stockholding in the authorized capital of the company, %	Share of the company's common stock owned by the Issuer, %	The company's stockholding in the authorized capital of the Issuer, %	Share of the Issuer's common stock owned by the company, %
23	Closed Joint -Stock Company, Astrakhan TV and Radio Broadcasting Independent Company "TRANK"	CJSC "TRANK"	3, Studencheskaya Str., Astrakhan 414004	10	10	none	none
24	"Astrakhan-Page" Company with Limited Liability	"Astrakhan-Page" LLC	16, Trusova Str., Astrakhan 414000	10	-	none	none
25	Closed Joint -Stock Company "Nalchikskaya Sotovaya Set"	CJSC "NSS"	14, pr. Shogentsukova, Nalchik, 360051	6	6	none	none

8.1.6. Data on Material Transactions Effected by the Issuer

Any material transactions (groups of interrelated transactions) the amount of commitments under which is 10 and more per cent of the balance value of the issuer's assets according to its accounts for the last completed period under report, preceding the date of the transaction for the 5 last completed fiscal years preceding the first quarter:

In 2002 – 1Q2007 material transactions the amount of commitments under which is 10 and more percent of the book value of the issuer's assets were not concluded.

8.1.7. Data on Credit Ratings of the Issuer

Object of assigning the credit rating: ***Issuer***

Rating description	Period					
	2001	2003	2004	2005		2006
Long-term corporate credit rating according to international standards	CCC+ /Stable	B- /Stable	B- /Negative	CCC+ /Negative	CCC+ /Stable	B-/Stable
Date of assignment	27.12.2001	02.04.2003	10.02.2004	02.02.2005	26.09.2005	26.10.2006

Credit rating as at the date of expiry of the quarter under report:

Long-term corporate credit rating according to international standards –"B-/Stable

Date of assignment: ***26 October 2006***

Full and abbreviated registered names, location of organization that assigned the credit rating:

Representative office of the corporation "Standard & Poor's International Services Inc."; Standard & Poor's International Services Inc.

Location: ***6125009, Moscow, business center "Mokhovaya", ul. Vozdvizhenka, 4/7, building 2, 7th floor (Moscow representative office).***

Other information about the credit rating specified at the Issuer's own discretion:

None

Object of assigning the credit rating: ***Issuer's securities***
Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
State registration No. of the securities issue: ***4-05-00062-A***
Date of state registration: ***August 15, 2003***

Rating description	Period		
	2004	2005	
Russia national scale rating	ruBBB-	ruBB	ruBB
Date of assignment	10.02.2004	02.02.2005	26.09.2005

Credit rating as at the date of expiry of the quarter under report cannot be indicated as series 01 bonds have been redeemed.
Full and abbreviated registered names, location of organization that assigned the credit rating:
Representative office of the corporation "Standard & Poor's International Services Inc."; Standard & Poor's International Services Inc.
Location: ***6125009, Moscow, business center "Mokhovaya", ul. Vozdvizhenka, 4/7, building 2, 7th floor (Moscow representative office).***

Other information about the credit rating specified at the Issuer's own discretion:

None

Object of assigning the credit rating: ***Issuer's securities***
Type, category, series, form and other descriptors of the securities: ***series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
State registration No. of the securities issue: ***4-06-00062-A***
Date of state registration: ***November 28, 2003***

Rating description	Period			
	2004	2005		2006
Russia national scale rating	ruBBB-	ruBB	ruBB	ruBBB
Date of assignment	10.02.2004	02.02.2005	26.09.2005	26.10.2006

Credit rating as at the date of expiry of the quarter under report cannot be indicated as series 02 bonds have been redeemed.
Full and abbreviated registered names, location of organization that assigned the credit rating:
Representative office of the corporation "Standard & Poor's International Services Inc."; Standard & Poor's International Services Inc.
Location: ***6125009, Moscow, business center "Mokhovaya", ul. Vozdvizhenka, 4/7, building 2, 7th floor (Moscow representative office).***

Other information about the credit rating specified at the Issuer's own discretion:

None

Object of assigning the credit rating: ***Issuer's securities***

Type, category, series, form and other descriptors of the securities: ***series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-07-00062-A***

Date of state registration: ***August 17, 2004***

Rating description	**Period**	
	2005	
Russia national scale rating	ruBB	ruBB
Date of assignment	02.02.2005	26.09.2005

Credit rating as at the date of expiry of the quarter under report: ***"ruBB" long-term Russia national scale rating with Stable outlook.***

Full and abbreviated registered names, location of organization that assigned the credit rating:

Representative office of the corporation "Standard & Poor's International Services Inc."; Standard & Poor's International Services Inc.

Location: ***6125009, Moscow, business center "Mokhovaya", ul. Vozdvizhenka, 4/7, building 2, 7th floor (Moscow representative office).***

Other information about the credit rating specified at the Issuer's own discretion:

None

Brief description of the method of assigning the credit rating:

Rating methodology of Standard and Poor's differs depending on Issues' categories and rating types. Business characteristics (market, competitive position, management and strategy) and financial profile (financial policy, profitability, equity structure, cash flow performance, financial flexibility) are being analyzed for corporates. Economic situation, predictability of development and stability of state and municipal finance system support, quality of management and institutional character of procedures, financial flexibility, budget execution, liquidity and debt management, debt level, contingencies are being analyzed for regional and local authorities. Business factors (market position, ownership structure, strategy and management), financial factors (assets quality, profitableness, funding and liquidity management, capital) are being analyzed for banks.

Detailed information about Standard and Poor's ratings can be viewed on the site http://www.standardandpoors.ru.

2. Object of assigning the credit rating: ***Issuer***

Rating description	**Period**	
	2004	**2005**
Long-term national- scale credit rating	Baa3 (rus)	Baa3 .ru
Date of assignment	12.04.2004	12.07.2005

Credit rating as at the expiry date of the quarter under report: ***Baa3.ru***
Date of assignment*: **12 July 2005***

Full registered name of organization that assigned the credit rating: ***private Joint -Stock Company «Interfax Rating Agency"***

Abbreviated registered name: ***CJSC "RA Interfax"***

Location: ***building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006***

Other data on the credit rating specified by the Issuer at its own discretion:
None

Object of assigning the credit rating: ***Issuer***

Rating description	Period
	2004
Short-term national- scale credit rating	RUS-3
Date of assignment	12.04.2004

Credit rating as at the expiry date of the quarter under report: ***RUS-3***
Date of assignment*: **12 April 2004***

Full registered name of organization that assigned the credit rating: ***private Joint -Stock Company "Interfax Rating Agency"***

Abbreviated registered name: ***CJSC "RA Interfax"***

Location: ***building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006***

Other data on the credit rating specified by the Issuer at its own discretion:
None

Object of assigning the credit rating: ***Issuer's securities***
Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
State registration No. of the securities issue: ***4-05-00062-A***
Date of state registration: ***August 15, 2003***

Rating description	Period	
	2004	2005
Russia national scale rating	Baa3(rus)	Baa3(rus)
Date of assignment	12.04.2004	12.07.2005

Credit rating as at the date of expiry of the quarter under report cannot be indicated as series 01 bonds have been redeemed.

Full registered name of organization that assigned the credit rating: ***private Joint -Stock Company «Interfax Rating Agency"***

Abbreviated registered name: ***CJSC "RA Interfax"***

Location: ***building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006***

Object of assigning the credit rating: ***Issuer's securities***
Type, category, series, form and other descriptors of the securities: ***series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
State registration No. of the securities issue: ***4-06-00062-A***

Date of state registration: *November 28, 2003*

Rating description	Period	
	2004	2005
Russia national scale rating	Baa3(rus)	Baa3(rus)
Date of assignment	12.04.2004	12.07.2005

Credit rating as at the date of expiry of the quarter under report cannot be indicated as series 02 bonds have been redeemed.

Full registered name of organization that assigned the credit rating: ***private Joint –Stock Company «Interfax Rating Agency"***

Abbreviated registered name: ***CJSC "RA Interfax"***

Location: ***building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006***

Other data on the credit rating specified by the Issuer at its own discretion:

None

Brief description of the method of assigning the credit rating:

Issuer's credit rating expresses the current opinion on its ability and intention to service its debt in full and in due time.

Interfax rating agency (IRA) assigns credit ratings to the Russian companies according to national scale of the agency. Credit rating of IRA is an instrument allowing local investors to differentiate credit risks of various Russian borrowers as well as their obligations. Such borrowers and obligations can turn out to be indistinguishable when using international ratings, which take into consideration country risks. IRA national scale credit ratings do not take into account some country risks, in particular, risk of introduction of governmental restrictions on transfer of foreign currency abroad, as well as other system-defined risks relating equally to all borrowers in Russia.

Quantitative analysis plays an important role when assigning credit rating to a company, however assignment of a credit rating is not reduced to application of some universal formula including a number of quantity indicators. IRA pays special attention to qualitative analysis of existing and future credit risks to which companies and their obligations are subject. Experts of IRA make their final opinion on a company's credit status on the basis of the qualitative analysis of risk factors and possible changes in the environment of the company's activity which may result in the company's default on its obligations. Great attention is paid to comparison of the company being under rating procedure with other companies of the sector and-or special group of companies. The main object of the analysis is the company's ability to generate cash flow sufficient for financing urgent investments, dividend payments and debt service.

When assigning a credit rating, experts of IRA usually rely on the information about the activity of a company being under rating procedure including on its financial accounts for the last 3-5 years as well as use corresponding forecasts both of a company's specialists and of its own.

The basic aspects of the analysis of companies' credit status are the following:

- ***sector risks,***
- ***political and regulatory risks,***
- ***market position of the company and its business efficiency,***
- ***management quality,***
- ***ownership structure,***
- ***financial risk.***

You can get more information about the rating assigned by the company on the site http://rating.interfax.ru.

3. Object of assigning the credit rating: ***Issuer***

Rating	**Period**	
	2004	**2005**
B3 senior implied rating according to international scale	B3/Stable	B3/Stable
Date of assignment	26.07.2004	23.06.2005

Credit rating as at the expiry date of the quarter under report:

B3 senior implied rating (Outlook – "Stable)

Date of assignment: ***23 June 2005***

Full registered name of organization that assigned the credit rating: ***Moody's Investor Services Ltd.***

Abbreviated registered name: ***Moody's***

Location: ***2 Minster Court, Mincing Lane, London, EC3R 7XB, UK***

Object of assigning the credit rating: ***Issuer's securities***

Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A***

Date of state registration: ***August 15, 2003***

Rating	**Period**	
	2004	**2005**
Senior implied rating according to international scale	Caa1	Caa1
Date of assignment	26.07.2004	23.06.2005

Credit rating as at the date of expiry of the quarter under report cannot be indicated as series 01 bonds have been redeemed.

Full registered name of organization that assigned the credit rating: ***Moody's Investor Services Ltd.***

Abbreviated registered name: ***Moody's***

Location: ***2 Minster Court, Mincing Lane, London, EC3R 7XB, UK***

Other data on the credit rating specified by the Issuer at its own discretion:

None

Object of assigning the credit rating: ***Issuer's securities***

Type, category, series, form and other descriptors of the securities: ***series 02 non-convertible interest bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-06-00062-A***

Date of state registration: ***November 28, 2003***

Rating	Period	
	2004	2005
Senior implied rating according to international scale	Caa1	Caa1
Date of assignment	26.07.2004	23.06.2005

Credit rating as at the date of expiry of the quarter under report cannot be indicated as series 01 bonds have been redeemed.

Full registered name of organization that assigned the credit rating: ***Moody's Investor Services Ltd.***

Abbreviated registered name: ***Moody's***

Location: ***2 Minster Court, Mincing Lane, London, EC3R 7XB, UK***

Other data on the credit rating specified by the Issuer at its own discretion:
None

Brief description of the method of assigning the credit rating:

Rating methodology consists in expressing the opinion of the rating agency whether an issuer is able to pay its debts in due time and revealing the stable cash flow to debt ratio. Rating methodology includes the following main criteria:

- ***State support (participation of the state in the Company). The principle is to analyze a degree of participation of the state in the Company. Companies which are completely privatized as well as state corporations are not supported;***
- ***Degree of the state regulation of the market. The principle partly follows from the previous one – influence of the state regulation can not correspond with the conditions of the market economy;***
- ***Competitive Environment. The principle is to estimate the potential of the regional market;***
- ***Management potential. The principle is to estimate the ability of the management to make correct decisions in the conditions of the market dynamics (market adaptation);***
- ***Management strategy. The principle – the strategy should reflect viability of the approved plans of the Company, taking into account every possible risks;***
- ***Diversification strategy. The principle is to reveal the signs of the business diversification;***
- ***Financial management. The principle is to control the conformity of made (planned) capital investments with the amount of attracted funds;***
- ***Financial showing. The principle – the higher the indicators providing duly debt services (debt + interest), the better. Regular costs control and outstripping growth of revenues over expenses.***
- ***Stock market strategy. The principle is the ability of the Company to generate its own sources of circulating assets (as the factor of the liquidity growth).***

The Company's credit rating is determined on the basis of analysis and combination of the given principles.

You can get more information about the rating assigned by the company on the site www.moodys.com.

8.2. Data on Each Category of Issuer's Shares

1. Category: ***ordinary***

Form: ***registered non-documentary***

Face value, ***RUR: 0.33***

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.):

2,960,512,964

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: ***0***

Number of declared shares: ***130,814,345***

Number of shares on the issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***

Data on the state registration of the issue:

Date of state registration: ***09.09.2003 (dates of the state registration numbers of associated issues: 27.12.1997, 15.08.2002).***

State registration No: ***1-03-00062-A (state registration numbers of associated issues: 1-04-00062-A, 1-05-00062-A, 1-06-00062-A, 1-07-00062-A, 1-08-00062-A, 1-09-00062-A, 1-10-00062-A, 1-11-00062-A, 1-12-00062-A, 1-13-00062-A).***

Rights granted by shares to their holders:

Each ordinary share grants the shareholder – its owner -the equal scope of rights. Each ordinary shareholder shall be entitled:

- to take part in General Shareholders' Meeting pursuant to the current legislation of the Russian Federation;

- to receive dividends according to the order determined by the current Russian legislation and the present Charter in case the Company announces their payment;

- to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;

- to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;

- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.

- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;

- to alienate the shares held by him without consent of the Company and other shareholders;

- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;

- to demand redemption by the Company of all or part of shares held by him in cases and in order stipulated by the current legislation of the Russian Federation;

- to sell his shares to the Company in case the Company decided to buy them;

- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

- to exercise his right of priority when acquiring extra shares distributed by public subscription and emissive securities convertible into shares in proportion to the quantity of shares owned by him;

Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).

Any shareholder or group of shareholders that owns 1% or more of the Company's placed ordinary shares is/are entitled to bring suits against a member of the Company's Board of Directors, individual executive body, member of the collective executive body as well as managing organization or manager demanding indemnification of expense which may arise out of any act or failure to act of the aforementioned persons.

Shareholders that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of individuals and Postal addresses can be given only by their expressed assent.

Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.

Shareholders – holders of the Company's ordinary shares are granted other rights as stipulated by the current legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:

Data on the state registration of the report on the results of the issue:

Registration date: 26.02.2002

State registration was made by: FCSM of Russia

2. Category: ***preferred***

Type: ***A***

Form: ***registered non-documentary***

Face value, RUR: ***0.33***

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.):

972,151,838

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: ***0***

Number of declared shares: ***32,711,532***

Number of shares on the issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***

Data on the state registration of the issue:

Date of state registration: *09.09.2003 (dates of the state registration numbers of associated issues: 27.12.1997, 15.08.2002).*

State registration No: *2-03-00062-A (state registration numbers of associated issues: 2-04-00062-A, 2-05-00062-A, 2-06-00062-A, 2-07-00062-A, 2-08-00062-A, 2-09-00062-A, 2-10-00062-A, 2-11-00062-A, 2-12-00062-A).*

Rights granted by shares to their holders:

Each preferred Type A share shall grant its holder equal scope of rights.

Holders of preference Type A shares shall be entitled to receive annual fixed dividend except for the cases specified by the present Charter. The total amount to be paid as dividend on each of preference Type A share is set to be 10% of the net profit of the Company in the last fiscal year divided by the number of shares accounting for 25% of the charter capital of the company. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preference Type A share, the latter shall be increased up to the amount of dividend paid on the ordinary shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right if the issues of reorganization or liquidation of the Company are to be resolved or if the Meeting shall decide on introduction of amendments and additions to the Charter of the Company restricting the rights of holders of this type of shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right on all issues within its authority, starting from the annual General Shareholders' Meeting following the Meeting at which a resolution to pay dividend on this type of preferred shares was not passed, or a resolution to pay incomplete dividend amount on this type of preferred shares was passed. The right of shareholders – holders of the preference Type A shares to vote at the General Shareholders' Meeting shall be terminated as of the moment of the first payment of dividend made on the preference Type A shares in full.

The shareholders – holders of the preference Type A shares have the following rights:

- to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;

- to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;

- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.

- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;

- to alienate the shares held by him without consent of the Company and other shareholders;

- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;

- to sell his shares to the Company in case the Company decided to buy them;

- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

These rights are granted to the shareholders – holders of the preference Type A shares if these shares are not voting ones.

The shareholders – holders of the preference Type A shares have the following rights if preference Type A shares have voting right on all issues within the authority of a General Shareholders' Meeting:

- *Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the*

shareholders' addresses).

- *Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.*

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

- *Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.*

The shareholders – holders of the preference Type A shares are entitled to demand redemption of all or part of shares, held by them, by the Company in cases and in order stipulated by the effective legislation of the Russian Federation.

The holders of the preference Type A shares that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of individuals and Postal addresses can be given only by their expressed assent.

Shareholders – holders of the Company's preferred Type A shares are granted other rights as stipulated by the effective legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:
Data on the state registration of the report on the results of the issue:
Registration date: 26.02.2002
State registration was made by: FCSM of Russia

8.3. Data on Any Previous Issues of Issuer's Securities, Except for the Issuer's Stock

8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled)

1. Form of securities: ***bonds***
Series: ***K-1***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Other identifications of securities: ***none***
Date of registration: ***15.08.2002***
Registration number: ***4-01-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration: *20.12.2002*

State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Par value of one security of the issue, RUR: ***500***
Total number of the issued securities, bonds: ***500***
Total value of the issue, RUR: ***250,000***

Redemption period: ***1.10.2003 - 31.12.2003***

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

2. Form of securities: ***bonds***
Series: ***K-2***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Date of registration: ***15.08.2002***
Registration number: ***4-02-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration: ***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Par value of one security of the issue, RUR: ***500***
Total number of the issued securities, bonds: ***500***
Total value of the issue, RUR: ***250,000***

Redemption period: ***1.10.2002- 31.12.2002***

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

3. Form of securities: ***bonds***
Series: ***C-1***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Date of registration: ***15.08.2002***
Registration number: ***4-03-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration: ***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Total number of the issued securities, bonds: ***3,566***
Par value of one security of the issue, RUR: ***2,500***
Total value of the issue, RUR: ***8,915,000***

Maturity period for the bonds acquired:
from 01.05.1997 to 31.12.1997 is from 1 May 2002 to 1 July 2002
from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

4. Form of securities: ***bonds***
Series: ***C-2***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Date of registration: ***15.08.2002***
Registration number: ***4-04-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration: ***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Total number of the issued securities, bonds: ***6***
Par value of one security of the issue, RUR: ***300***
Total value of the issue, RUR: ***1,800***

Maturity period: ***01.10.2005 - 01.11.2005***

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

5. Form of securities: ***bonds***
Series: ***01***
Type: ***interest-bearing***
Form of securities: ***certificated pay-to-bearer***
Full name of the bond issue: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
Date of registration: ***15.08.2003***
Registration number: ***4-05-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration: ***21.10.2003***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Total number of the issued securities, bonds: ***1,500,000***
Face value of one security of the issue, RUR: ***1,000***
Total value of the issue, RUR: ***1,500,000,000***
Maturity date: ***14.09.2006***

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

6. Form of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Form of securities: ***certificated pay-to-bearer***
Full name of the bond issue: ***series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
Date of registration: ***28.11.2003***
Registration number: ***4-06-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration: ***19.03.2004***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Total number of the issued securities, bonds: ***1,500,000***
Face value of one security of the issue, RUR: ***1,000***
Total value of the issue, RUR: ***1,500,000,000***
Maturity date: ***07.02.2007***

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

8.3.2. Data on Issues, the Securities of Which are Circulating

Total number of bonds in circulation (not redeemed), bonds: ***8,500,000***
Total nominal value of bonds being in circulation (not redeemed), RUR: ***8,000,000,000***

1. Form of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Form of securities: ***certificated pay-to-bearer***
Full name of the bond issue: ***series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
Date of registration: ***17.08.2004***
Registration number: ***4-07-00062-A***
State registration authority performing the registration: ***FSFM of Russia***
Information about state registration of the report on the issue's results:
Date of registration: ***11.11.2004***
State registration authority performing the registration of the report on the issue's results: ***Federal Service on Financial Markets of Russia***
Total number of the issued securities, bonds: ***3,500,000***
Par value of one security of the issue, RUR: ***1,000***
Total value of the issue, RUR: ***3,500,000,000***

Rights granted by each security of the issue to their holders:

The Bonds represent direct and pure obligations of "Southern Telecommunications Company" PJSC (hereinafter referred to as "Issuer").

1. A Bondholder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bondholder is entitled to get the interest of the Bond face value (coupon yield) after termination of

each coupon period.

3. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment (including a default, a technical default according to item 9.7. and item 12.2. of the Decision on bond issue and item 9.1.2. e) and item 9.1.2. 3) of the Prospectus on the bond issue) security in the form of underwriting is to be provided. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 3.5 (three and a half) billion rubles and the cumulative coupon income under Bonds.

4. The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 9.1.2. z) of the Offering Circular. Rights on the Bond are transferred to the new owner (purchaser) together with all rights provided by the Underwriter.

5. A Bond Owner is entitled to get back his investments in case the bond issue is declared ineffective or invalid.

6. A Bondholder is entitled to demand repayment of Bonds by the Issuer in cases and on terms specified by the Decision on the bond issue and the Offering Circular on Bonds.

7. A Bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation.

Depositary:

Full registered name: *Non-commercial partnership "National Depositary Center"*

Abbreviated name: *NDC*

Headquarters: *building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009*

INN: *7706131216*

Phone: *(095) 232-05-27*

License number: *177-03431-000100*

Date of license registration: *4.12.2000*

Valid till: *unlimited*

Registration authority: *FCSM of Russia*

Terms and the arrangements of the redemption:
Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer, which is:

Full registered name: *Joint-stock commercial bank «ROSBANK « (open joint-stock company)*

Abbreviated name: *OJSC AKB «ROSBANK»*

Location: *11, Masha Poryvaeva Str., Moscow, 107078*

Postal address: *mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078*

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in order and terms specified in Article 11 of the Decision on the bond issue and Article 2.9. of the Offering Circular of the Bonds.

Bonds are to be redeemed at their par value on the 1 830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement.

If the maturity date happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that nominal holders of the Bonds being depositors of NDC are authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - "

Date of making up a list of owners and nominal Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners and/or nominal holders of the Bonds including the below mentioned data.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- *full name/first name, middle initial, last name the owner of Bonds;*
- *number of the Bonds owned;*
- *full name of the person, authorized to receive the redemption sums under Bonds;*
- *location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;*
- *essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;*
- *Tax-payer's Identification number (TIN) of the Bond Owner;*
- *tax status of the Bond Owner.*

If a Bond Owner is a juridical person – non-resident:

- *personal identification number (IIN) – if any.*

If a Bond Owner is a natural person:

- *kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;*
- *number of the certificate of the state retirement insurance of the Bond Owner (if any);*
- *Tax-payer's Identification number (TIN) of the Bond Owner (if any);*
- *date, month and year of birth of the Bond Owner.*

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and/or nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and/or nominal Holders of the Bonds, made on Date of making up the list of owners and/or nominal Holders of Bonds including the following data:

a) Full name of the person, authorized to receive the redemption sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of repayment

under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) and Taxpayer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds.

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and/or nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working days before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond redemption amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

The Maturity date:

The first day of the Maturity date:

The 1 830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement.

The last day of the Maturity date:

Coincides with the first day of the Maturity date.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond:

Coupon period		Coupon income
Starting date	Expiry date	

1st Coupon: Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section among the potential buyers of the Bonds on the starting day of the bond placement (12.3%).

On the date of the Auction the members of the Stock Market Section of MICEX (hereinafter referred to as the Section Members) shall submit target orders for the Bond acquisition with T0 code through the trading system of MICEX in compliance with the Securities Trading Rules of MICEX and other regulatory documents of MICEX both at their own expense and at the expense and on behalf of their client. Time and procedure for submission of orders for participation in the auction on determination of the first coupon interest rate are defined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter. The members of the Stock Market Section of MICEX shall submit orders for the Bond acquisition to the Underwriter.

Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders, which do not conform, to the above-mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders for the Issuer and/or Underwriter.

The joint register of the submitted orders shall include all terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section who submitted the order. The joint register of the submitted orders shall be approved by the Financial Consultant in the equity market.

Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them. The Issuer shall inform the MICEX about such decision in written form not later than 30 minutes prior to its sending to a news agency. After sending notification on the size of the interest rate under the first coupon to a news agency the Issuer informs the Underwriter about the size of the interest rate under the first coupon. The Underwriter informs all members of the MICEX Stock Market Section about the size of the interest rate under the first coupon fixed by the Issuer using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

The information on the interest rate under the first coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Offering Circular of the securities.

Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183d day from the first day of the bond placement.	The size of the first coupon income per one Bond is determined according to the following formula: KD = C1*N * (T1 – T0)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C1 - the size of the interest rate of the first coupon, in percentage annual; T0 - starting date of the first coupon period; T1 – expiry date of the first coupon period.

		The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

2nd Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Starting date of the second coupon is the 183rd day from the first day of the bond placement.	Expiry date of the second coupon is the starting date of the third coupon being the 366th day from the first day of the bond placement.	The size of the second coupon income per one Bond is determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3rd Coupon: The interest rate on the third coupon shall be equal to the interest rate for the first coupon.

Starting date of the third coupon is 366-th day from the first day of the bond placement.	Expiry date of the third coupon is the starting date of the fourth coupon being the 549th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C3 - the size of the interest rate of the third coupon, in percentage annual; T2 - starting date of the third coupon period; T3 – expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4th Coupon: The interest rate on the fourth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue

and item 2.9 of the Offering Circular of the securities.

Starting date of the fourth coupon is the 549-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the starting date of the fifth coupon being the 732nd day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a starting date of the fourth coupon period; T4 – an expiry date of the fourth coupon period. The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). the interest rate for the first coupon.

5th Coupon: The interest rate on the fifth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Offering Circular of the securities.

Starting date of the fifth coupon is 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon being the 915th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: KD = C5*N * (T5 – T4)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a starting date of the fifth coupon period; T5 – an expiry date of the fifth coupon period. The size of coupon income for the fifth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6th Coupon: The interest rate on the sixth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10

(ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Offering Circular of the securities.

Starting date of the sixth coupon is 915-th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon being the 1 098th day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: KD = C6*N * (T6 – T5)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C6 - the size of the interest rate of the sixth coupon, in percentage annual; T5 - a starting date of the sixth coupon period; T6 – an expiry date of the sixth coupon period. The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

7th Coupon: The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Offering Circular of the securities.

Starting date of the seventh coupon is 1 098th day from the first day of the bond placement.	Expiry date of the sixth coupon period is the starting date of the eighth coupon being the 1 281st day from the first day of the bond placement.	The size of the seventh coupon income per one Bond is determined according to the following formula: KD = C7*N * (T7 – T6)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C7 - the size of the interest rate of the seventh coupon, in percentage annual; T6 - starting date of the seventh coupon period; T7 – expiry date of the seventh coupon period. The size of coupon income for the seventh coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

8th Coupon: The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed

in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Offering Circular of the securities.

Starting date of the eighth coupon is the 1 281st day from the first day of the bond placement.	Expiry date of the eighth coupon period is the starting date of the ninth coupon being the 1 464th day from the first day of the bond placement.	The size of the eighth coupon income per one Bond is determined according to the following formula: KD = C8*N * (T8 – T7)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C8 - the size of the interest rate of the eighth coupon, in percentage annual; T7 - starting date of the eighth coupon period; T8 – expiry date of the eighth coupon period. The size of coupon income for the eighth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

9TH Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Offering Circular of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon period is the starting date of the tenth coupon being the 1 647th day from the first day of the bond placement.	The size of the ninth coupon income per one Bond is determined according to the following formula: KD = C9*N * (T9 – T8)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C9 - the size of the interest rate of the ninth coupon, in percentage annual; T8 - starting date of the ninth coupon period; T9 – expiry date of the ninth coupon period. The size of coupon income for the ninth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Offering

Circular of the securities.

Starting date of the tenth coupon is 1647-th day from the first day of the bond placement.	Expiry date of the tenth coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	The size of the tenth coupon income per one Bond is determined according to the following formula: KD = C10*N * (T10 – T9) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C10 - the size of the interest rate of the tenth coupon, in percentage annual; T9 - starting date of the tenth coupon period; T10 – expiry date of the tenth coupon period. The size of coupon income for the tenth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period		**Period (date) of coupon income payment**	**Date of making up the list of Bond owners for payment of coupon income**
Starting date	**Expiry date**		

1st Coupon: Annual interest rate on the first coupon is to be fixed during the auction on the starting day of the bond placement (12.3%)

Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183rd day from the first day of the bond placement.	Date of the first coupon income payment is the 183rd day from the first day of the bond placement. If the date of the coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds (hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).

Procedure of Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of

the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- full name/first name, middle initial, last name the owner of Bonds;
- number of the Bonds owned;
- full name of the person, authorized to receive the redemption sums under Bonds;
- location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;
- essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;
- Tax-payer's Identification number (TIN) of the Bond Owner;
- tax status of the Bond Owner.

If a Bond Owner is a juridical person – non-resident:

- personal identification number (IIN) – if any.

If a Bond Owner is a natural person:

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;
- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not

authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and nominal Holders of the Bonds, made on the Date of making up the list of owners and nominal Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of the bank in which the account is open;
- The correspondent account of the bank in which the account is open;
- Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.

Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

2nd Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon

Starting date of the second coupon is the 183rd day from the first day of the bond placement.	Expiry date of the second coupon is the starting date of the third coupon period being the 366th day from the first day of the bond placement.	Date of the second coupon income payment is the 366th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.

Procedure of coupon income payment:
Procedure of the second coupon income payment is the same as that of the first coupon income payment.

3rd Coupon: The interest yield for the third coupon will be equal to the interest rate for the first coupon.

Starting date of the third coupon is the 366th day from the first day of the bond placement.	Expiry date of the third coupon is the starting date of the fourth coupon period being the 549th day from the first day of the bond placement.	Date of the third coupon income payment is the 549th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4th Coupon: The interest rate on the fourth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Offering Circular of the securities.

Starting date of the fourth coupon is the 549th day from the first day of the bond placement.	Expiry date of the fourth coupon is the starting date of the fifth coupon period being the 732nd day from the first day of the bond placement.	Date of the fourth coupon income payment is the 732nd day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5th Coupon: The interest rate on the fifth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Offering Circular of the securities.

Starting date of the fifth coupon is the 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon period being the 915th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 915th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6th Coupon: The interest rate on the sixth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Offering Circular of the securities.

Starting date of the sixth coupon is the 915th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon period being the 1 098th day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1 098th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment			

7th Coupon: The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Offering Circular of the securities.

Starting date of the seventh coupon is the 1 098th day from the first day of the bond placement.	Expiry date of the seventh coupon is the starting date of the eighth coupon period being the 1 281st day	Date of the seventh coupon income payment is the 1 281st day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of

	from the first day of the bond placement.	If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the seventh coupon income payment is the same as that of the first coupon income payment			

8th Coupon: The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Offering Circular of the securities.

Starting date of the eighth coupon is the 1 281st day from the first day of the bond placement.	Expiry date of the eighth coupon is the starting date of the ninth coupon period being the 1 464th day from the first day of the bond placement.	Date of the eighth coupon income payment is the 1 464th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the eighth coupon income payment is the same as that of the first coupon income payment			

9th Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Offering Circular of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon is the starting date of the tenth coupon period being the 1 647th day from the first day of the bond placement.	Date of the ninth coupon income payment is the 1 647th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on

		on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Bonds.
Procedure of coupon income payment: Procedure of the ninth coupon income payment is the same as that of the first coupon income payment			

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Offering Circular of the securities.

Starting date of the tenth coupon is the 1 647th day from the first day of the bond placement.	Expiry date of the tenth coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	Date of the tenth coupon income payment is the 1 830th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the tenth coupon income payment is the same as that of the first coupon income payment			

Kind of security: ***underwriting***

2. Form of securities: ***bonds***
Series: ***04***
Type: ***interest-bearing***
Form of securities: ***certificated pay-to-bearer***
Full name of the bond issue: ***series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
Date of registration:***24.11.2005***
Registration number: ***4-08-00062-A***
State registration authority performing the registration: ***FSFM of Russia***
Information about state registration of the report on the issue's results:
Date of registration: ***12.01.2006***
State registration authority performing the registration of the report on the issue's results: ***Federal Service on Financial Markets of Russia***
Total number of the issued securities, bonds: ***5,000,000***
Par value of one security of the issue, RUR: ***1,000***
Total value of the issue, RUR: ***5,000,000,000***

Rights granted by each security of the issue to their holders:

1. For common shares, the exact provisions of the Charter of the joint-stock company on the rights granted by common shares to shareholders shall be stated: Not applicable for this type of securities.

2. For preferred shares, the exact provisions of the Charter of the joint-stock company on the rights granted by preference shares to shareholders shall be stated: Not applicable for this type of securities

3. For bonds the securities, the rights granted by the bonds to their holders shall be stated:

A Bond holder is entitled to get the face value according to the procedure and within the time determined in Clause 9.2. of the Decision on the bond issue and in Clause 9.1.2. of the securities Offering Circular.

A Bond holder is entitled to get the coupon yield, the procedure of its determining and payment being described in Clause 9.3. of the Decision on the bond issue and in Clause 9.1.2. of the securities Offering Circular.

In case of Issuer's failure to fulfill or to duly fulfill the obligations of payment of the face value and yield payment under the Bonds of the issue, the Bond Owner shall be entitled to apply to the party providing security for the Bonds issue (the Underwriter) with the appropriate demand.

The Underwriter of 04-series Bond issue is Company with Limited Liability «UTK-Finance».

The Bond with the security in the form of a surety of "UTK-Finance" LLC grants to its holder all the rights ensuing from such security according to the security conditions determined in Clause 12.2. of the Decision on the bond issue and in Clause 9.1.2. of the securities Offering Circular. The title to the secured Bond being transferred, the new Owner (acquirer) also receives the rights ensuing from such security. Possible actions of a Bond owner in the case of the default and / or technical default under the Bonds are set up in Clause 9.7 of the Decision on the bond issue and clause 9.1.2 of the securities Offering Circular.

A Bond owner is entitled to get the outstanding part of the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation. The outstanding part of the Bond's face value means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off to the Holders in compliance with the Decision on the bond issue and the securities Offering Circular.

A Bond holder is entitled to freely sell or otherwise alienate the Bond. Bond owners who bought Bonds during the placement shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the bond issue in compliance with the legislation of the Russian Federation.

A Bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation.

Depositary:

Full registered name: *Non-commercial partnership "National Depositary Center"*

Abbreviated name: *NDC*

Headquarters: *building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow*

Postal address: *building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009*

TIN: *7706131216*

Tel.: *(095) 232-05-27*

License number: *177-03431-000100*

Date of license registration: *4.12.2000*

Valid till: *unlimited*

Registration authority: *FCSM of Russia*

Terms and the arrangements of the redemption:

The dates (procedure for setting the dates) as of which the lists of Bonds Holders are made up for the purpose of their retirement:

Retirement of the appropriate part of the Bonds face value is effected in favor of Bond Owners who are such Owners as of the end of Depositary's operation day preceding the fourth day before the day of the retirement of the appropriate part of the Bonds' face value (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bonds' Face Value).

If the owner's title to the Bonds are taken into account by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the nominal holder of the Bonds.

If the owner's title to the Bonds are not taken into account by the nominal holder of the Bonds or the nominal holder of the Bonds is not authorized by the owner to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the owner of the Bonds.

It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 4th (Fourth) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

If a Bond Owner who authorizes a nominal Bond holder to receive amounts from retirement of the Bonds face value is a non-resident or/and an individual, the nominal holder shall be obliged to specify in the List of Bond Owners the following information about such person.

- *full name/first name, middle initial, last name the owner of Bonds;*
- *number of the Bonds owned;*
- *full name of the person, authorized to receive the redemption sums under Bonds;*
- *location (or place of registration – for individuals) and postal address of the Bond Owner including postal code;*
- *details of the bank account of the person, authorized to receive the sums of repayment under Bonds;*
- *Tax-payer's Identification number (TIN) of the Bond Owner;*
- *tax status of the Bond Owner.*

If a Bond Owner is a legal entity – non-resident:

- *personal identification number (IIN) – if any.*

If a Bond Owner is an individual:

- *kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;*
- *number of the certificate of the state retirement insurance of the Bond Owner (if any);*
- *Tax-payer's Identification number (TIN) of the Bond Owner (if any);*
- *date, month and year of birth of the Bond Owner.*

A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 3rd (third) working day before the Date of retirement of

a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Other terms and the procedure of Bonds retirement:

Bonds are retired in the monetary form in the currency of the Russian Federation using non-cash instruments by transfer to the Bond Owners. Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favor of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a

national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds face value partial retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Dates of the bond redemption:

The face value of each 04-series bond is to be redeemed consistently by installments within the following deadlines (hereinafter referred to as the Dates of Bonds Face Value Partial Retirement:

1. *on the 364th (three hundred and sixty-fourth) day from the starting date of the Bond placement each bond is to be redeemed partly at 10 (ten) per cent of its face value. The starting and expiry dates of the retirement of the first part of the bond face value coincide;*
2. *on the 546th (five hundred and forty-sixth) day from the starting date of the Bond placement each bond is to be redeemed partly at 15 (fifteen) per cent of its face value. The starting and expiry dates of the retirement of the second part of the bond face value coincide;*
3. *on the 728th (seven hundred and twenty-eighth) day from the starting date of the Bond placement each bond is to be redeemed partly at 10 (ten) per cent of its face value. The starting and expiry dates of the retirement of the third part of the bond face value coincide;*
4. *on the 910th (nine hundred and tenth) day from the starting date of the Bond placement each bond is to be redeemed partly at 15 (fifteen) per cent of its face value. The starting and expiry dates of the retirement of the fourth part of the bond face value coincide;*
5. *on the 1,274th (one thousand two hundred and seventy-fourth) day from the starting date of the Bond placement each bond is to be redeemed partly at 25 (twenty-five) per cent of its face value. The starting and expiry dates of the retirement of the fifth part of the bond face value coincide;*
6. *on the 1,456th (one thousand four hundred and fifty-sixth) day from the starting date of the Bond placement each bond is to be redeemed at the remaining 25 (twenty-five) per cent of its face value. The starting and expiry dates of the retirement of the last part of the bond face value coincide.*

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment:

The interest rate for the fifth, sixth, eighth, ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth and sixteenth coupons is established at 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Coupon period		**Coupon income**
Starting date	**Expiry date**	
1. Coupon: The interest rate of the first coupon is determined by holding an auction among potential buyers of Bonds on the first day of the Bond placement. Procedure and terms of holding the Auction are described in clause 8.3. of the Decision on the bond issue and clause 2.7 of the Offering Circular (10.5% per annum)		
Starting date of the first coupon is the starting date of the bond placement	Expiry date of the first coupon period is the coupon payment date being the 91st day from the first day of the bond placement.	The amount of payment under the first coupon per Bond is calculated as follows: K1 = C1 * 1000 * (T1 - T0)/ 365/ 100 %, where K1 - the amount of coupon payment for the 1st coupon per Bond , rubles: C1 is the interest rate of the first coupon, in per cent per annum; T0 is the starting date of the 1st coupon period; T1 is the expiry date of the 1st coupon period. Procedure of disclosing information on the interest rate under the 1st

		coupon is described in clause 11 of the Decision on the bond issue.

2. Coupon: The interest rate for the second coupon is established as equal to the interest rate for the first coupon.

Starting date of the second coupon is the 91st day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 182nd day from the first day of the bond placement.	The amount of payment under the second coupon per Bond is calculated as follows: K2 = C2 * 1000 * (T2 - T1)/ 365/ 100 %, where K2 - the amount of coupon payment for the 2nd coupon per Bond, rubles; C2 is the interest rate of the second coupon, in per cent per annum; T1 is the starting date of the 2nd coupon period; T2 is the expiry date of the 2nd coupon period.

3. Coupon: The interest rate for the third coupon is established as equal to the interest rate for the first coupon.

Starting date of the third coupon is the 182nd day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 273rd day from the first day of the bond placement.	The amount of payment under the third coupon per Bond is calculated as follows: K3 = C3 * 1000 * (T3 - T2)/ 365/ 100 %, where K3 - the amount of coupon payment for the third coupon per Bond , rubles: C3 - is the interest rate of the third coupon, in per cent per annum; T2 - is the starting date of the third coupon period; T3 - is the expiry date of the third coupon period.

4. Coupon: The interest rate for the fourth coupon is established as equal to the interest rate for the first coupon.

Starting date of the fourth coupon is the 273rd day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 364th day from the first day of the bond placement.	The amount of payment under the fourth coupon per Bond is calculated as follows: K4 = C4 * 1000 * (T4 - T3)/ 365/ 100 %, where, K4 - the amount of coupon payment for the fourth coupon per Bond , rubles; C4 - is the interest rate of the fourth coupon, in per cent per annum; T3 - is the starting date of the fourth coupon period; T4 - is the expiry date of the fourth coupon.

5. Coupon: The interest rate for the fifth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the fifth coupon is the 364th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 455th day from the first day of the bond placement.	The amount of payment under the fifth coupon per Bond is calculated as follows: K5 = C5 *0,9*1000 * (T5 – T4)/ 365/ 100 %, where, K5 - the amount of coupon payment for the fifth coupon per Bond , rubles: C5 - is the interest rate of the fifth coupon, in per cent per annum; T4 - is the starting date of the fifth coupon period; T5 - is the expiry date of the fifth coupon period.

6. Coupon: The interest rate for the sixth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the sixth coupon is the 455th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 546th day from the first	The amount of payment under the sixth coupon per Bond is calculated as follows: K6 = C6 *0, 9* 1000 * (T6 – T5)/ 365/ 100 %, where, K6 - the amount of coupon payment for the sixth coupon per Bond, rubles: C6 - is the interest rate of the sixth coupon, in per cent per annum;

	day of the bond placement.	T5 - is the starting date of the sixth coupon period; T6 - is the expiry date of the sixth coupon period.

7. Coupon: The interest rate for the seventh coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the seventh coupon is the 546th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 637th day from the first day of the bond placement.	The amount of payment under the seventh coupon per Bond is calculated as follows: $K7 = C7 * 0,75 * 1000 * (T7 - T6) / 365 / 100\ \%$, where, K7 - the amount of coupon payment for the seventh coupon per Bond , rubles: C7 - is the interest rate of the seventh coupon, in per cent per annum; T6- is the starting date of the seventh coupon; T7 - is the expiry date of the seventh coupon period.

8. Coupon: The interest rate for the eighth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the eighth coupon is the 637th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 728th day from the first day of the bond placement.	The amount of payment under the eighth coupon per Bond is calculated as follows: $K8 = C8 * 0,75 * 1000 * (T8 - T7) / 365 / 100\ \%$, where, K8 - the amount of coupon payment for the eighth coupon per Bond , rubles: C8 - is the interest rate of the eighth coupon, in per cent per annum; T7 - is the starting date of the eighth coupon period; T8 - is the expiry date of the eighth coupon period.

9. Coupon: The interest rate for the ninth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the ninth coupon is the 728th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 819th day from the first day of the bond placement.	The amount of payment under the ninth coupon per Bond is calculated as follows: $K9 = C9 * 0,65 * 1000 * (T9 - T8) / 365 / 100\ \%$, where, K9 - the amount of coupon payment for the ninth coupon per Bond , rubles: C9 - is the interest rate of the ninth coupon, in per cent per annum; T8 - is the starting date of the ninth coupon period; T9 - is the expiry date of the ninth coupon period.

10. Coupon: The interest rate for the tenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the tenth coupon is the 819th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 910th day from the first day of the bond placement.	The amount of payment under the tenth coupon per Bond is calculated as follows: $K10 = C10 * 0,65 * 1000 * (T10 - T9) / 365 / 100\ \%$, where, K10 - the amount of coupon payment for the tenth coupon per Bond , rubles: C10 - is the interest rate of the tenth coupon, in per cent per annum T9 - is the starting date of the tenth coupon period; T10 - is the expiry date of the tenth coupon period.

11. Coupon: The interest rate for the eleventh coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the eleventh coupon is the 91oth day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,001st day from the first	The amount of payment under the eleventh coupon per Bond is calculated as follows: $K11 = C11 * 0,5 * 1000 * (T11 - T10) / 365 / 100\ \%$, where, K11 - the amount of coupon payment for the eleventh coupon per Bond , rubles:

	day of the bond placement.	C11 - is the interest rate of the eleventh coupon, in per cent per annum; T10 - is the starting date of the eleventh coupon period; T11 - is the expiry date of the eleventh coupon period.

12 Coupon: The interest rate for the twelfth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value...

Starting date of the twelfth coupon is the 1001st day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,092[nd] day from the first day of the bond placement.	The amount of payment under the twelfth coupon per Bond is calculated as follows: K12 = C12 *0,5* 1000 * (T12 – T11)/ 365/ 100 %, where, K12 - the amount of coupon payment for the twelfth coupon per Bond , rubles: T11 - is the starting date of the twelfth coupon period; T12 - is the expiry date of the twelfth coupon period.

13. Coupon: The interest rate for the thirteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the thirteenth coupon is the 1,092[nd] day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,183[rd] day from the first day of the bond placement.	The amount of payment under the thirteenth coupon per Bond is calculated as follows: K13 = C13 *0,5* 1000 * (T13 – T12)/ 365/ 100 %, where, K13 - the amount of coupon payment for the thirteenth coupon per Bond , rubles: C13 - is the interest rate of the thirteenth coupon, in per cent per annum T12 - is the starting date of the thirteenth coupon period; T13 - is the expiry date of the thirteenth coupon period

14. Coupon: The interest rate for the fourteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the fourteenth coupon is the 1,183[rd] day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,274[th] day from the first day of the bond placement.	The amount of payment under the fourteenth coupon per Bond is calculated as follows: K14 = C14 *0,5* 1000 * (T14 – T13)/ 365/ 100 %, where, K14 - the amount of coupon payment for the fourteenth coupon per Bond , rubles: C14 - is the interest rate of the fourteenth coupon, in percent per annum; T13 - is the starting date of the fourteenth coupon period; T14 - is the expiry date of the fourteenth coupon period.

15. Coupon: The interest rate for the fifteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the fifteenth coupon is the 1,274[th] day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,365[th] day from the first day of the bond placement.	The amount of payment under the fifteenth coupon per Bond is calculated as follows: K15 = C15 *0,25* 1000 * (T15 – T14)/ 365/ 100 %, where, K15 - the amount of coupon payment for the fifteenth coupon per Bond , rubles: C15 - is the interest rate of the fifteenth coupon, in percent per annum; T14 - is the starting date of the fifteenth coupon period; T15 - is the expiry date of the fifteenth coupon period.

16. **Coupon:** The interest rate for the sixteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the sixteenth coupon is the 1,365th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,456th day from the first day of the bond placement.	The amount of payment under the sixteenth coupon per Bond is calculated as follows: $K16 = C16 * 0,25 * 1000 * (T16 - T15) / 365 / 100\ \%$, where, K16 - the amount of coupon payment for the sixteenth coupon per Bond, rubles: C16 - is the interest rate of the sixteenth coupon, in per cent per annum T15 - is the starting date of the sixteenth coupon period; T16 - is the expiry date of the sixteenth coupon period.

Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period		Period (date) of coupon income payment	Date of making up the list of Bond owners for payment of coupon income
Starting date	**Expiry date**		
1 Coupon			
Starting date of the bond placement	91st day from the starting date of the bond placement	On the 91st day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.

The procedure of the coupon (interest) yield payment:

Payment of the Bond yield is effected in the monetary form in the currency of the Russian Federation using non-cash instruments by transfer to Bond Owners and/or Bond Holders authorized to receive appropriate amounts from the Bond yield payment in favor of Bond Owners A Bond owner, if it/he/she is not a depositor of the Depositary may, but is not obliged to authorize the Bond holder who is a depositor of the Depositary to receive amounts from the Bond yield payment. If the owner of Bonds has not authorized a Depository's depositor to receive money from the yield on the Bonds in his/her favor, the yield on the Bonds shall be paid directly to the owner of the Bonds.

It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 4th (Fourth) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

If a Bond Owner who authorizes a nominal Bond holder to receive amounts from retirement of the Bonds face value is a non-resident or/and an individual, the nominal holder shall be obliged to specify in the List of Bond Owners the following information about such person.

- full name/first name, middle initial, last name the owner of Bonds;
- number of the Bonds owned;
- full name of the person, authorized to receive the redemption sums under Bonds;
- location (or place of registration – for individuals) and postal address of the Bond Owner including

postal code;

- details of the bank account of the person, authorized to receive the sums of repayment under Bonds;
- Tax-payer's Identification number (TIN) of the Bond Owner;
- tax status of the Bond Owner.

If a Bond Owner is a legal entity – non-resident:

- personal identification number (IIN) – if any.

If a Bond Owner is an individual:

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;
- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 3rd (third) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- location and mailing address of the bank;
- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the

Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favor of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

2 Coupon

91st day from the starting date of the bond placement	182nd day from the starting date of the bond placement	On the 182nd day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3 Coupon

182nd day from the starting date of the bond placement	273rd day from the starting date of the bond placement	On the 273rd day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon:

273rd day from the starting date of the bond placement	364th day from the starting date of the bond placement	On the 364th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5 Coupon

364th day from the starting date of the bond placement	455th day from the starting date of the bond placement	On the 455th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6 Coupon

455th day from the starting date of the bond	546th day from the starting date of the bond placement	On the 546th day from the starting date of	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the

placement		the bond placement	Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the sixth coupon income payment is the same as that of the first coupon income payment.			

7 Coupon

546th day from the starting date of the bond placement	637th day from the starting date of the bond placement	On the 637th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the seventh coupon income payment is the same as that of the first coupon income payment.			

8 Coupon

637th day from the starting date of the bond placement	728th day from the starting date of the bond placement	On the 728th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the eighth coupon income payment is the same as that of the first coupon income payment.			

9 Coupon

728th day from the starting date of the bond placement	819th day from the starting date of the bond placement	On the 819th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the ninth coupon income payment is the same as that of the first coupon income payment.			

10 Coupon

819th day from the starting date of the bond placement	910th day from the starting date of the bond placement	On the 910th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the tenth coupon income payment is the same as that of the first coupon income payment.			

11 Coupon

910th day from the starting date of the bond placement	1,001st day from the starting date of the bond placement	On the 1,001st day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the eleventh coupon income payment is the same as that of the first coupon income payment.			

12 Coupon

1,001st day from the starting date of the bond placement	1,092nd day from the starting date of the bond placement	On the 1,092nd day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the twelfth coupon income payment is the same as that of the first coupon income payment.			

13 Coupon

1,092nd day from the starting date of the bond	1,183rd day from the starting date of the bond placement	On the 1,183rd day from the starting date of	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the

placement		the bond placement	Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the thirteenth coupon income payment is the same as that of the first coupon income payment.			

14 Coupon

1,183rd day from the starting date of the bond placement	1,274th day from the starting date of the bond placement	On the 1,274th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the fourteenth coupon income payment is the same as that of the first coupon income payment.			

15 Coupon

1,274th day from the starting date of the bond placement	1,365th day from the starting date of the bond placement	On the 1,365th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the fifteenth coupon income payment is the same as that of the first coupon income payment.			

16 Coupon

1,365th day from the starting date of the bond placement	1,456th day from the starting date of the bond placement	On the 1,456th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the sixteenth coupon income payment is the same as that of the first coupon income payment.			

Kind of security: ***underwriting***

8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)

No such issues.

8.4. Data on the Person(s) Providing Security for the Bonds of the Issue

1) Data on the person providing security for series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Company with Limited Liability «UTK-Finance»***
Abbreviated name: ***"UTK-Finance» Ltd***
Location***: 66, Karasunskaya Str., Krasnodar, 350000***

2) Data on the person providing security for series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Company with Limited Liability «UTK-Finance»***
Abbreviated name: ***"UTK-Finance» Ltd***
Location***: 66, Karasunskaya Str., Krasnodar, 350000***

8.5. Conditions of Ensuring Fulfillment of Commitments under the Bonds of the Issue

1) Conditions of ensuring fulfillment of commitments under series 03 non-convertible interest-bearing

certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting***.

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Size of security (RUR): Total par value of the Bonds amounting to 3,500,000,000 (three billion five hundred million) rubles and the cumulative coupon income under Bonds.

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 9.1.2 of the Offering Circular on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 3.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Offering Circular of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 3,500,000 (three million five hundred thousand) bonds with face value of 1,000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter cannot exceed total par value of the bond issue constituting 3,500,000,000 (Three billion five hundred million) rubles and cumulative coupon income under 3,500,000 (three million five hundred thousand) bonds. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person properly authorized by the Owner has submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming

powers of the authorized person (in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Offering Circular of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions, which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds. The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

The Issuer's net assets as of the last reporting date prior to providing security, RUR ths: ***12, 872, 338***

Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: ***15.67***

Net assets of the juridical person underwriting the Issuer's bond issue as of the expiry date of the quarter under report, RUR ths: ***6,261***

2) Conditions of ensuring fulfillment of commitments under series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting.***

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

The Underwriter assumes responsibility for the Issuer's execution of its obligations determined in compliance with the Documents of the Issue regarding:

- *payment of the face value of the Bonds (corresponding parts of their face value) to Bond owners,*
- *payment of coupon yield under the Bonds,*

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 9.1.2 of the Offering Circular on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

The Underwriter assumes responsibility for the Issuer's execution of its obligations determined in compliance with the Documents of the Issue regarding:

- *payment of the face value of the Bonds (corresponding parts of their face value) to Bond owners,*
- *payment of coupon yield under the Bonds,*

on the following conditions:

The extent to which the Company is answerable to the owners of Bonds covered by the guarantee in case

of non-fulfillment and/or improper fulfillment by the Issuer of its obligations in respect of the Bonds shall be limited to a Limit Amount.

In case of Issuer's failure to fulfill and/or to duly fulfill the Issuer's Obligations, the Underwriter and the Issuer are jointly liable.

The Underwriter undertakes to fulfill the Issuer's Obligations for the Issuer where the Issuer has not fulfilled the Issuer's Obligations in the following cases:

- *The Issuer has failed to pay or to fully pay the respective part of the face value to Bond Owners in the amount, according to the procedure and within the time set forth in the Documents of the Issue;*
- *The Issuer has failed to pay or to fully pay the coupon yield under Bonds to Bond Owners in the amount, according to the procedure and within the time set forth in the Documents of the Issue.*

The Underwriter undertakes to fulfill the Issuer's Outstanding Obligations in the amount of the Outstanding Obligations and within the limits of the Limit Amount in compliance with the conditions of the Offer. The Underwriter on the basis of the Claims of Fulfilling the Obligations received from Bond Owners shall determine the volume of the Outstanding Obligations.

The Claim of Fulfilling the Obligations shall meet the following conditions:

- *the Claim of Fulfilling the Obligations shall be presented to the Underwriter in writing in Russian and signed by the Bond Owner (or its authorized representatives);*
- *The following shall be indicated in the Claim of Fulfilling the Obligations:*
  - *full name of the Bonds Owner,*
  - *TIN of the Bonds Owner,*
  - *tax status of the Bonds Owner,*
  - *place of residence (location) of the Bonds Owner,*
  - *banking details for the Bonds Owner's money transfer,*
  - *number of Bonds under which the Claim of Fulfilling the Obligations of the Owner is presented;*
  - *Volume of Outstanding Obligations in respect of the Bonds Owner sending such a Claim of Fulfilling the Obligations.*

- It shall be indicated in the Claim of Fulfilling the Obligations that the Issuer has not fulfilled to the Bond Owner or has not fulfilled in full within the time established by the Documents of the Issue:

- *the obligations to pay a respective part of the face value;*
- *the obligations to pay the coupon yield;*

The Claim of Fulfilling the Obligations shall be presented to the Underwriter not later than 90 (ninety) days from the respective due Date of Issuer's Obligations Execution in respect of the Bond Owner sending such a Claim of Fulfilling the Obligations. The date of the Claim receiving by the Company shall be considered the date of the Claim presentation;

The Claim of Fulfilling the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to the Bonds stated in his Claim of Fulfilling the Obligations, as of the date of making up the list of Bond owners and/or nominal holders for the purpose of payment of coupon income yielded by Bonds or Bonds retirement, determined in compliance to the Documents of the Issue;

The Claim of Fulfilling the Obligations and documents enclosed thereto shall be sent to the Underwriter by registered mail, by messenger mail or express mail.

The Underwriter shall consider the Claim of Fulfilling the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days. The Underwriter is entitled to express any objections against the Claim of Fulfilling the Obligations that could be presented by the Issuer and shall not lose the right of such objections even if the Issuer waives them and recognizes its debt. The Underwriter shall not consider Claim of Fulfilling the Obligations presented to the Company later than 90 (ninety) days from the respective due Date of Issuer's Obligations Execution in respect of the Bond

Owners sending such a Claim of Fulfilling the Obligations.

If the Underwriter takes the decision to satisfy the Claim of Fulfilling the Obligations, the Underwriter shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Claim of Fulfilling the Obligations shall effect money transfer in compliance with the terms and conditions of the Offer to the Bond Owner's account, the details of which are indicated in the Claim of Fulfilling the Obligations.

Limit Amount - the size of commitments secured by the Underwriter cannot exceed 1,500,000,000 (one billion five hundred million) rubles.

The Offer is irrevocable.

All and any disputes in connection with the Offer shall be referred to the Court of Arbitration of the Krasnodar Region or to the court of the general jurisdiction in compliance with the active law.

The Issuer's net assets as of the last reporting date prior to providing security, RUR ths: ***12, 628, 740***

Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: ***11,463***

Net assets of the juridical person underwriting the Issuer's bond issue as of the expiry date of the quarter under report, RUR ths: ***6,261***

8.6. Data on Organizations Registering Titles to Issuer's Securities

Registrar:

Full registered name: ***Open Joint –Stock Company "Objedinyonnaya Registratsionnaya Kompaniya"***

Abbreviated registered name ***OAO "ORK"***

Location: ***70, Pyatnitskaya Str., Moscow, 113095***

Tel.: ***(495) 504-28-86***

Fax: ***(495) 933-42-21***

e-mail: ***ork@ork-reestr.ru***

License:

Number: ***10-000-1-00314***

Date of issue: ***30.03.2004***

Valid till: ***unlimited***

Authority issuing the license: ***Federal Commission for the Securities Market of the Russian Federation***

Date since which the Issuer's registered securities register is kept by the said registrar: ***13.12.2002***

Additional information: ***no such information***

The following Issuer's documentary securities with obligatory centralized custody are circulating in the market:

series 03 non-convertible interest-bearing certificated pay-to-bearer bonds (state registration number 4-07-00062-A 17.08.2004)

series 04 non-convertible interest-bearing certificated pay-to-bearer bonds (state registration number 4-08-00062-A 24.11.2005)

Depositary providing centralized custody of issuer's securities:

Full registered name: ***"National Depositary Center" Non-commercial partnership***

Abbreviated registered name: *NDC*

Location: *1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009*

License:

No. of license: *177-03431-000100*

Date of issue: *4.12.2000*

Period: *unlimited*

Authority issuing the license: *Federal Commission for Securities Market*

8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents

1. Law of the Russian Federation of 10.12.2003 № 173-FZ "On Currency Exchange Regulation and Control" (edition of Federal Laws of 29.06.2004 N 58-FZ, of 18.07.2005 N 90-FZ, N131-FZ of 26.07.2006, N 131-FZ of 30.12.2006) ;

2. Federal Law of 07.08.2001 № 115-FZ "On Counteractions to Money-Laundering and Financing Terrorism" (edition of Federal Laws of 25.07.2002 N 112-FZ, of 30.10.2002 N 131-FZ, of 28.07.2004 N 88-FZ, of 16.11.2005 N 145-FZ, of 27.07.2006 № 153-FZ).

3. Federal Law of July 9, 1999 N 160-FZ "On Foreign Investments in the Russian Federation" (edition of Federal Laws of 21.03.2002 N 31-FZ, of 25.07.2002 N 117-FZ, of 08.12.2003 N 169-FZ, of 22.07.2005 N 117-FZ, of 03.06.2006 № 75-FZ).

4.Decree of the Government of the Russian Federation of June 9, 2001 N 456 "On Conclusion of the Agreement between the Government of the Russian Federation and governments of foreign countries on Stimulation and Mutual Protection of Capital Investments" (edition of Decree of the Government of the Russian Federation of April 11, 2002 N 229).

5. *Federal Law of 25.02. 1999 №39 – FZ "On investment activity in the Russian Federation performed in the form of foreign capital investments" (edition of Federal Laws of 02.01.2000 № 22-FZ, of 22.08.2004 № 122-FZ, of 02.02.2006 N 19-FZ, of 18.12.2006 N 232-FZ).*

6. *International double taxation agreements of the Russian Federation.*

8.8. Description of the Taxation Procedure for Income under Issuer's Placed Securities

Taxation of income of legal entities under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Dividends	
Kind of the tax on income under securities	Tax on income	
Tax rates	9 %	15 %
Procedure and terms of tax payment	Dividends are subject to a tax deducted from the source of income payment and transferred to the federal budget by the fiscal agent within 10 days from the date of income payment.	The tax amount deducted from the foreign organizations is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
Peculiarities of taxation of the given category of owners of securities	The total tax amount is determined from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The tax amount to be deducted from taxable income of the taxpayer - recipient of dividends, is calculated on the basis of the total tax amount and share of each taxpayer in the total sum of dividends.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, to receive tax exemption or other benefits, he should provide documentary evidence to fiscal authorities to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement as well as the document on the received income and on tax payments outside the Russian Federation, verified by the tax authority of the corresponding foreign country. If such confirmation is not presented prior to tax payment date, the fiscal agent should withhold taxes from the received income of a foreign legal entity. According to paragraph 2 of Article 312 of the Tax Code the foreign recipient of the income has the right to compensation of the withheld tax under the paid income within three years from the end of the tax period in which the income has been paid, provided the foreign recipient of the income presents corresponding documents (list of which is indicated in Article 312 of the Tax Code of the Russian Federation) to the tax body at the place of registration of the tax agent. The withheld and paid taxes shall be returned within a month period from the date of submitting application and the mentioned documents.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of the RF Tax Code "The taxation of companies" (amended and restated)	

Taxation of income of individuals under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Individuals – tax residents of the Russian Federation	**Foreign individuals – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Dividend	
Kind of the tax on income under securities	Income tax	

	Categories of owners of securities	
	Individuals – tax residents of the Russian Federation	Foreign individuals – non-residents gaining income from the sources in the Russian Federation
Tax rates	9 %	30 %
Procedure and terms of tax payment	Russian organization being a source of income of the taxpayer gained in the form of dividends (the tax agent) is obliged to deduct the tax amount from income of the taxpayer and transfer it to the corresponding budget. The tax amount is deducted directly from the taxpayer's income at its actual payment. The tax amount shall not exceed 50 percent of the payment sum. Tax agents are obliged to transfer the tax amounts not later than on the day of actual reception of available money resources for income payment in the bank, and also on the day of transfer of income sums from bank accounts of tax agents to accounts of the tax-payer or on his instruction - to bank accounts of the third parties	
Peculiarities of taxation of the given category of owners of securities	The total tax amount is determined from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The tax amount to be deducted from taxable income of the taxpayer - recipient of dividends, is calculated on the basis of the total tax amount and share of each taxpayer in the total sum of dividends.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, to receive tax exemption or other benefits, he should provide documentary evidence to fiscal authorities to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement as well as the document on the received income and on tax payments outside the Russian Federation, verified by the tax authority of the corresponding foreign country. This confirmation can be presented both prior to tax payment or advance payments and within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of Part 2 of the RF Tax Code "The taxation of individuals" (restated and amended)	

Taxation of income of legal entities from sale of securities

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	Foreign legal entities – non-residents gaining income from the sources in the Russian Federation
Form of income under placed securities	Income from sale of securities	Income from sale of shares of Russian organizations, over 50 per cent of the assets of which consist of real estate situated in the territory of the Russian Federation as well as income under the bond issue.
Kind of the tax on income under securities	Income tax	
Tax rates	24%,	20 %

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
	6.5% of which are transferred to the federal budget and 17.5% - to the budgets of the RF regions. Under the Russia regional laws, the tax rate to be transferred to the budgets of the RF regions may be reduced for separate categories of taxpayers but to no less than 13.5%.	
Procedure and terms of tax payment	The tax subject to payment after the expiry of tax period is paid not later than on March 28 of the year following the expired tax period. Quarterly advance payments are paid not later than 28 days from the expiry date of the corresponding accounting period. Monthly advance payments are paid not later than on the 28th day of each month of this accounting period. The taxpayers calculating monthly advance payments on the basis of actually received income should pay advance payments not later than on the 28th day of the month following the accounting period. According to the results of the accounting (tax) period amounts of the monthly advance payments paid during the accounting (tax) period, are taken into consideration at payment of advance payments on the results of the accounting period. Advance payments according to the results of the accounting period are taken into consideration at tax payment on results of the tax period.	The tax amount is calculated and deducted by the Russian organization which pays out income to the foreign organizations at each income payment and is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.
Peculiarities of taxation of the given category of owners of securities		If prior to income payment a foreign company provides documentary evidence to the fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement, it can avoid paying income tax or reduce the tax rate.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of the RF Tax Code "The taxation of companies" (amended and restated)	

Taxation of income of individuals from sale of securities

	Categories of owners of securities	
	Individuals – tax residents of the Russian Federation	**Individuals – tax residents of the Russian Federation**
Form of income under placed securities	The income (loss) related to a transaction of purchase and sale of securities is determined as the difference between the amounts obtained from realization of securities and the expenses for acquisition, realization and care of securities, actually incurred by the tax-payer and evidenced by documents.	
Kind of the tax on income under securities	Income tax	
Tax rates	13 %	30 %
Procedure and terms of tax payment	Calculation and payment of the tax amount is effected by the fiscal agent upon expiry of the tax period or when it pays money to the taxpayer before the expiry of the respective tax period. If the fiscal agent makes payments before the expiration of the respective tax period the tax is paid from income share corresponding to the actual sum of paid money.	
Peculiarities of taxation of the given category of owners of securities	If after 01.01.2002 a taxpayer's expenses cannot be evidenced by documents, he or she is entitled to resort to a property tax deduction in the sum received from sale of securities, but not exceeding 125,000 rubles. If a taxpayer owns the securities intended for sale for three years and more, he or she is entitled to resort to a property tax deduction in the sum received from sale of securities.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, to receive tax exemption or other benefits, he should provide documentary evidence to fiscal authorities to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement as well as the document on the received income and on tax payments outside the Russian Federation, verified by the tax authority of the corresponding foreign country. This confirmation can be presented both prior to tax payment or advance payments and within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of the RF Tax Code "The taxation of individuals" (restated and amended)	

When presenting information on the given matter the Issuer was governed by the current tax legislation.

In case of coming into legal force of statutory acts of the tax legislation, other governmental decrees and orders of the state bodies materially changing the current legislation on taxation of income under placed securities, which at present time are unknown and not published, the Issuer does not bear the responsibility for consequences which cannot be predicted by it due to the above-stated circumstances.

8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds

Data on Stated (Accrued) and Paid Dividend under Issuer's common stock:

Description	2001*	2002	2003	2004	2005
Stock category	Ordinary shares	Ordinary shares	Ordinary shares	Ordinary shares	Ordinary shares
Amount of stated (accrued) dividend under issuer's shares of each category per share, RUR	0.18908	0.0812	0.08120	0.00934	0.01031
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category, RUR	217,492,829	240,393,652	240,393,652	27,651,191	30,522,888
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Date of the General Shareholders' Meeting - 21 June 2002 Minutes № 12 of 21.06.2002	Date of the General Shareholders' Meeting - 25 June 2003 Minutes № 14 of 25.06.2003	Date of the General Shareholders' Meeting - 30 June 2004 Minutes № 15 of 30.06.2004	Date of the General Shareholders' Meeting - 30 June 2005 Minutes № 16 of 30.06.2005	Date of the General Shareholders' Meeting - 27 June 2006 Minutes № 17 of 27.06.2006
Time fixed for payment of the stated dividend under the issuer's shares	Not later than 31.12.2002	Not later than 31.12.2003	Not later than 15.12.2004	Not later than 15.12.2005	Not later than 15.12.2006
Form and other terms of payment of the stated dividend under the issuer's shares	cash	cash	cash	cash	cash
Period under report, for which the stated dividends under the issuer's shares are (were) paid	2001	2002	2003	2004	2005
Total amount of paid dividend, RUR	181,459,456	231,485,779.31	237,857,823.17	27,190,075.22	27,304,835.47

** The dividend was calculated as follows:*

- the amount of accrued dividend of one shareholder was determined separately for each type and category of shares by multiplying the dividend due per share by the number of shares owned by the shareholder;

- the amount of the dividend accrued for each type and category of shares (in respect of each shareholder), containing fractional parts of a kopeck, was rounded off according to the mathematical rules to an integral kopeck..

Data on Stated (Accrued) and Paid Dividend under Issuer's preference stock:

Description	2001*	2002	2003	2004*	2005
Stock category, type – for preferred shares	Preferred type A shares	Preferred type A shares	Preferred type A shares	Preferred type A shares	Preferred type A shares
Amount of stated (accrued) dividend under issuer's shares of each category per share, RUR	0.18908	0.1607	0.11114	0.02847	0.031395
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category, RUR	72,497,266	156,224,801	108,044,956	27,677,163	30,520,706.95
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Date of the General Shareholders' Meeting - 21 June 2002 Minutes № 12 of 21.06.2002	Date of the General Shareholders' Meeting - 25 June 2003 Minutes № 14 of 25.06.2003	Date of the General Shareholders' Meeting - 30 June 2004 Minutes № 15 of 30.06.2004	Date of the General Shareholders' Meeting - 30 June 2005 Minutes № 16 of 30.06.2005	Date of the General Shareholders' Meeting - 27 June 2006 Minutes № 17 of 27.06.2006
Time fixed for payment of the stated dividend under the issuer's shares	Not later than 20.08.2002	Not later than 24.08.2003	Not later than 29.08.2004	Not later than 29.08.2005	Not later than 25.08.2005
Form and other terms of payment of the stated dividend under the issuer's shares	cash	cash	cash	cash	cash
Period under report, for which the stated dividends under the issuer's shares are (were) paid	2001	2002	2003	2004	2005
Total amount of paid dividend, RUR	72,497,266	138,429,805.26	105,131,461.06	27,028,464.52	29,442,997.19

** The dividend was calculated as follows:*

- the amount of accrued dividend of one shareholder was determined separately for each type and category of shares by multiplying the dividend due per share by the number of shares owned by the shareholder;

- the amount of the dividend accrued for each type and category of shares (in respect of each shareholder), containing fractional parts of a kopeck, was rounded off according to the mathematical rules to an integral kopeck..

Reasons for non-payment of the stated dividends:

- incorrect/incomplete/outdated information on banking requisites of shareholders;

- incorrect/incomplete/outdated information on mailing addresses of shareholders.

Data on paid income under the Issuer's bonds:

Type of securities (bonds), series, form and other identification characteristics of the bond issue	Registered non-documentary series K-1 bonds	Registered non-documentary series K-2 bonds	Registered non-documentary series C-1 bonds	Registered non-documentary series C-2 bonds
The state registration Number of the bond issue and date of the state registration	4-01-00062-A of 15.08.2002	4-02-00062-A of 15.08.2002	4-03-00062-A of 15.08.2002	4-04-00062-A of 15.08.2002
Date of the state registration of the report on the results of the bond issue	20.12.2002	20.12.2002	20.12.2002	20.12.2002
Number of bonds of the issue	500	500	3,566	6
Face value of each bond of the issue and total par value of the bond issue	500	500	2,500	300
Type of income paid under the bond issue (par value, coupon income, other)	Face value, interest rate	Face value, interest rate	Face value, interest rate	Face value, interest rate
Amount of income to be paid under the bond issue per bond, RUR	500.50	502.50	366.31*	Annual fixed income payment amounting to 1 percent of the bond's par value. If technically possible in "Sevosetinelectrosvyaz" – branch of "UTK" PJSC, a bond owner shall have the right of advance repayment of the bond by installation of telephone with top priority not later than one year from the date of the bond primary placement. At that face value of the bond and interest income on it for all period are being retired.
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	250,250.00	251,250.00	1,306,250*	Not applicable
Time fixed for payment of income under the bond issue	from 01.10.2003 to 31.12.2003	from 01.10.2002 to 31.12.2002	From 10.05.2000 to – July 1 of the corresponding year	01.10.2005 - 01.11.2005
Form and other terms of payment of the income under the bond issue	Not earlier than on October 1, 2003 a bond owner sends an application for redemption to the Issuer. Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner)	Not earlier than on October 1, 2003 a bond owner sends an application for redemption to the Issuer. Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).	At maturity a bond owner shall receive a face value of the bond less telephone installation fee as at the moment of installation.	At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption. If technically possible in "Sevosetinelectrosvyaz" – branch of "UTK" PJSC, a bond owner shall have the right of advance repayment of the bond by installation of telephone with top priority not later than one year from the date of the bond primary placement. At that face value of the bond and interest income on it for all period are retired.
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	from 31.10.2002 till the maturity date	from 31.10.2002 till the maturity date	from 31.10.2002 till the maturity date	The income is accrued as of 26.03.2003 and 26.03.2004. All accrued income shall be paid on the maturity date.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	250,250.00	251,250.00	1,306,250*	In 2003 the face-value and the income under the four bonds of the issue were redeemed by top priority installation of telephone.
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	**	**	**	-

Other information on bond income specified at the Issuer's own discretion	No other information	No other information	Annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be paid at one time with the interest payment on the bonds. Each bond holder is entitled to installation of a telephone with top priority in time and place indicated in the bond within a period from 1996 till 1999	No other information

** At maturity a bond owner received a face value of the bond and the interest income on the bond less telephone installation fee as at the moment of installation.*

*** According to the terms of the bond redemption, the bond shall be repaid only if a bond owner submits an application for redemption and income payment.*

At maturity the Issuer sent notices to the bond owners who had not submitted applications for redemption, indicating the necessity to receive money under the bonds owned by them. Not all bond owners submitted applications for bond redemption to the Issuer.

According to Article 327 of the Civil code of the Russian Federation and Articles 87-88 of the RF legislation "On notary" obligations have been executed by placing money resources to the deposit account of the notary on the basis of the agreements with the notaries (Agreement № 148/2004 of 24.05.2004 and Agreement without number of 25.06.2004)

According to Article 87 of the legislation of the Russian Federation "On notary" a notary shall inform the creditor about the reception of money and pay the due amount at his/her request.

Type of securities (bonds), series, form and other identification characteristics of the bond issue	**series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody**					
The state registration number of the bond issue and date of the state registration	4-05-00062-A of 15.08.2003					
Date of the state registration of the report on the results of the bond issue	21.10.2003					
Number of bonds of the issue	1,500,000					
Face value of each bond of the issue and total par value of the bond issue	1,000					
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)	Coupon income (4th coupon)	Coupon income (5th coupon)	Coupon income (6th coupon)
Amount of income to be paid under the bond issue per bond, RUR	71.01	71.00	71.00	71.00	71.00	71.00
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	106,515,000.00	106,500,000.00	106,500,000.00	106,500,000.00	106,500,000	106,500,000
Time fixed for payment of income under the bond issue	18.03.2004	16.09.2004	17.03.2005	15.09.2005	16.03.2006	14.09.2006
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	18.09.2003 – 18.03.2004 (182 days)	18.03.2004 – 16.09.2004 (182 days)	16.09.2004 – 17.03.2005 (182 days)	17.03.2005 – 15.09.2005 (182 days)	16.09.2005- 16.03.2006 (182 days)	16.03.2006- 14.09.2006 (182 days)

Form and other terms of payment of the income under the bond issue	Payment of the Bond coupon income is effected in the currency of the Russian Federation in the non-cash order to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive sums of coupon income on Bonds. As at the date of payment of coupon income the Payment Agent transfers the appropriate money to accounts of the persons authorized to get sums of coupon income under Bonds, specified in the list of the Bond Holders and Owners. If one person is authorized to receive sums of coupon income for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as sums of coupon income payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds. Obligations of the Issuer on payment of coupon income on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for the coupon income in favor of owners and Holders of Bonds.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	639,015,000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

Type of securities (bonds), series, form and other identification characteristics of the bond issue	**series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody**					
The state registration number of the bond issue and date of the state registration	4-06-00062-A of 28.11.2003					
Date of the state registration of the report on the results of the bond issue	19.03.2004					
Number of bonds of the issue	1,500,000					
Face value of each bond of the issue and total par value of the bond issue	1,000					
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)	Coupon income (4th coupon)	Coupon income (5th coupon)	Coupon income (6th coupon)
Amount of income to be paid under the bond issue per bond, RUR	46.12	46.12	59.84	59.84	52.36	52.36
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	69,180,000.00	69,180,000.00	89,760,000.00	89,760,000.00	78,540,000.00	78,540,000.00
Time fixed for payment of income under the bond issue	11.08.2004	09.02.2005	10.08.2005	08.02.2006	09.08.2006	07.02.2007
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	11.02.2004 – 11.08.2004 (182 days)	11.08.2004 – 09.02.2005 (182 days)	09.02.2005- 10.08.2005 (192 days)	11.08.2005.- 08.02.2006 (182 days)	09.02.2006.- 09.08.2006 (182 days)	09.08.2006- 07.02.2007 (182 days)
Form and other terms of payment of the income under the bond issue	Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment. Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register. Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or Holders of Bonds presented by NDC. Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential					

	elements mentioned below in the List of the Bond Owners and/or Nominal Holders. Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds. Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and Holders of the Bonds, made on the Date of making up the list of owners and Holders of Bonds including the following data: a) A full name of the person, authorized to receive the coupon income sums under Bonds. If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of coupon income under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of coupon income under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified: b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of coupon income under Bonds; c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds; d) The name and essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely: - Number of the account; - The name of bank in which the account is open; - The correspondent account of bank in which the account is open; - Bank identification code (BIK) of bank in which the account is open; e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds; f) The tax status of the person authorized to receive the sums of coupon income under Bonds. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts. Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account. As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners. If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	474,960,000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

Type of securities (bonds), series, form and other identification characteristics of the bond issue	**series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody**
The state registration number of the bond issue and date of the state registration	4-07-00062-A of 17.08.2004

Date of the state registration of the report on the results of the bond issue	11.11.2004			
Number of bonds of the issue	3,500,000			
Face value of each bond of the issue and total par value of the bond issue	1,000			
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)	Coupon income (4rd coupon)
Amount of income to be paid under the bond issue per bond, RUR	61.67	61.67	61.67	54.65
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	215,845,000.00	215,845,000.00	215,845,000.00	191,275,000.00
Time fixed for payment of income under the bond issue	07.04.2005	07.10.2005	08.04.2006	08.10.2006
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	06.10.2004 - 07.04.2005 (183 days)	07.04.2005 – 07.10.2005 (183 days)	07.10.2005 - 08.04.2006 (183 days)	08.04.2006 - 08.10.2006 (183 days)
Form and other terms of payment of the income under the bond issue	Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment. Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register. Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC. Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders. If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners: - full name/first name, middle initial, last name the owner of Bonds; - number of the Bonds owned; - full name of the person, authorized to receive the redemption sums under Bonds; - location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code; - essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds; - Tax-payer's Identification number (TIN) of the Bond Owner; - tax status of the Bond Owner. If a Bond Owner is a legal entity – non-resident:			

- personal identification number (IIN) – if any.

If a Bond Owner is a natural person (individual):

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;
- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and nominal Holders of the Bonds, made on the Date of making up the list of owners and nominal Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of the bank in which the account is open;
- The correspondent account of the bank in which the account is open;
- Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.

Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond coupon income amounts for several

	Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	863,380, 000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

Type of securities (bonds), series, form and other identification characteristics of the bond issue	**series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody**				
The state registration number of the bond issue and date of the state registration	4-08-00062-A of 24.11.2005				
Date of the state registration of the report on the results of the bond issue	12.01.2006				
Number of bonds of the issue	5,000,000				
Face value of each bond of the issue and total par value of the bond issue	1,000				
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)	Coupon income (4th coupon)	Coupon income (5th coupon)
Amount of income to be paid under the bond issue per bond, RUR	26.18	26.18	26.18	26.18	22.44
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	130,900,000	130,900,000	130,900,000	130,900,000	112,000,000
Time fixed for payment of income under the bond issue	15.03.2006	14.06.2006	13.09.2006	13.12.2006	14.03.2007
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	14.12.2005 - 15.03.2006 (91 days)	15.03.2006 - 14.06.2006 (91 days)	15.06.2006 - 13.09.2006 (91 days)	14.09.2006 - 13.12.2006 (91 days)	13.12.2006- 14.03.2007 (91 days)
Form and other terms of payment of the income under the bond issue	Payment of the Bond yield is effected in the monetary form in the currency of the Russian Federation using non-cash instruments by transfer to Bond Owners and/or Bond Holders authorized to receive appropriate amounts from the Bond yield payment in favor of Bond Owners A Bond owner, if it/he/she is not a depositor of the Depositary may, but is not obliged to authorize the Bond holder who is a depositor of the Depositary to receive amounts from the Bond yield payment. If the owner of Bonds has not authorized a Depository's depositor to receive money from the yield on the Bonds in his/her favor, the yield on the Bonds shall be paid directly to the owner of the Bonds. It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 4th (Fourth) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value. If a Bond Owner who authorizes a nominal Bond holder to receive amounts from retirement of the Bonds face value is a non-resident or/and an individual, the nominal holder shall be obliged to specify in the List of Bond Owners the following information about such person. - full name/first name, middle initial, last name the owner of Bonds; - number of the Bonds owned; - full name of the person, authorized to receive the redemption sums under Bonds; - location (or place of registration – for individuals) and postal address of the Bond Owner including postal code; - details of the bank account of the person, authorized to receive the sums of repayment under Bonds; - Tax-payer's Identification number (TIN) of the Bond Owner;				

- tax status of the Bond Owner.

If a Bond Owner is a legal entity – non-resident:

- personal identification number (IIN) – if any.

If a Bond Owner is an individual:

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;
- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 3rd (third) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- location and mailing address of the bank;
- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the

	appropriate monies to accounts of Bond Holders in favor of Bond Owners. If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	635,600,000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

8.10. Other information

There are no other data on the issuer and its securities as stipulated by Federal law "On securities market" or other federal laws.

ANNEX 1

Financial statements of Public Joint –Stock Company "Southern Telecommunications Company" for 2006

1) 2006 Financial Statements

BALANCE SHEET

	Codes
Form No.1 under OKUD	0710001
Date (year, month, day)	2006 12 31
under OKPO	01151037
TIN	2308025192
under OKVED	64.20; 64.20.11
under OKOPF/OKFS	47/42
under OKEI	384
Date of approval	27.03.2007
Date dispatched (received)	

As of **31 December 2006**

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

Legal address: **66, Karasunskaya Str., Krasnodar, 350000, Russia, tel: (861) 253-80-22**

ASSETS	Notes	Index code	Line code	Opening balance	Closing balance
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS Intangible assets		110	110	624	113
Fixed assets		120	120	32,818,296	33,022,381
Capital investments		130	130	3,151,042	2,221,984
Profitable investment in stocks of materials and capital equipment		135	135		
Long-term financial investments		140	140	556,799	483,762
including: investments in subsidiaries			141	466,403	466,403
investments in associates			142	28,590	1,484
investments in other companies			143	21,306	15,875
Other long-term financial investments			144	40,500	
Deferred tax assets		145	145	265,976	232,183
Other non-current assets		150	150	1,659,941	1,796,973
Total for section I		190	190	38,452,678	37,722,762
II.CURRENT ASSETS Inventories		210	210	1,021,628	965,735
including: raw materials, materials and other similar values		211	211	756,357	679,725
expenditures in work-in-process (turnover costs)		213	213		
finished products and goods for resale		214	214	27,758	22,853
shipped goods		215	215		
deferred expenses		216	216	237,512	263,156
other inventories and expenses		217	217	1	1
Value added tax on acquired values		220	220	1,879,956	1,073,686

ASSETS	Notes	Index code	Line code	Opening balance	Closing balance
1	1a	2	2a	3	4
Accounts receivable (expected in over 12 months after the reporting date)		230	230	16,978	9,644
including: buyers and customers		231	231		580
advances distributed			232		
other debtors			233	16,978	9,064
Accounts receivable (expected within 12 months after the reporting date)		240	240	1,285,746	1,210,568
including: buyers and customers		241	241	709,910	685,457
advances distributed			242	80,929	101,467
other debtors			243	494,907	423,644
Short-term financial investments		250	250	80,842	121,064
Monetary funds		260	260	729,217	236,923
Other current assets		270	270	668	918
Total for section II		290	290	5,015,035	3,618,538
BALANCE (sum of lines 190+290)		300	300	43,467,713	41,341,300

LIABILITIES	Notes	Index code	Line code	Opening balance	Closing balance
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES Authorized capital		410	410	1,297,779	1,297,779
Additional capital		420	420	5,559,936	5,502,192
Capital reserves		430	430	64,889	64,889
Own shares redeemed from the shareholders		411	440		
Retained earnings (uncovered losses) of previous years		470	460	5,604,701	5,598,991
Retained earnings (uncovered losses) of the year under report		470	470	X	1,184,442
Total for section III		490	490	12,527,305	13,648,293
IV. LONG-TERM LIABILITIES Loans and credits		510	510	8,431,298	11,158,198
Including: credits			511	3,675,277	6,367,943
loans			512	4,756,021	4,790,255
Deferred tax liabilities		515	515	928,388	1,126,836
Other long-term liabilities		520	520	3,220,366	1,799,084
Total for section IV		590	590	12,580,052	14,084,118
V. SHORT-TERM LIABILITIES Loans and credits		610	610	11,922,468	8,181,597
Including: credits			611	3,539,748	763,071

LIABILITIES	Notes	Index code	Line code	Opening balance	Closing balance
1	1a	2	2a	3	4
loans			612	8,382,720	7,418,526
Accounts payable,		620	620	5,470,675	4,143,731
including: suppliers and contractors		621	621	4,009,617	2,769,440
advances received		625	622	308,717	367,651
Wage arrears		622	623	143,066	137,176
Indebtness to state out-of-budget funds		623	624	59,146	79,456
Tax liabilities		624	625	315,370	275,123
Other creditors		625	626	634,760	514,885
Dividends payable to participants (founders)		630	630	30,067	29,167
Deferred income		640	640	356,061	253,062
Reserves for upcoming expenses		650	650	581,085	678,381
Other short-term liabilities		660	660		322,951
Total for section V		690	690	18,360,356	13,608,889
BALANCE (sum of the lines 490+590+690)		700	700	43,467,713	41,341,300

Availability statement of valuables recorded on off-balance accounts

Description	Notes	Index code	Line code	At the beginning of the period under report	At the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		910	901	744,512	772,520
including those under leasing		911	911	3,568	12,575
Inventories accepted for custody		920	902	63,096	58,944
Goods accepted for commission		930	903	6,163	2,774
Bad debts charged to losses		940	904	140,177	135,877
Obligations and payments collaterals (security) received		950	905	3,647	787
Obligations and payments collaterals (security) given		960	906	11,366,215	9,056,377
Depreciation of housing stock		970	907	10,234	10,490
Depreciation of objects equipped with external modern services and utilities and other similar objects		980	908	1,750	2,152
Payments for telecom services			909	149,520	129,192

Statement on the net assets value

Description	Notes	Index code	Line code	At the beginning of the period under report	At the end of the period under report
1	1a	2	2a	3	4
Net assets			1000	12,883,366	13,901,355

CEO ____________ A.V. Andreev
(signature) (name)

Chief Accountant________ __T.V. Rusinova
(signature) (name)

27th March 2007

PROFIT AND LOSS STATEMENT

	Codes		
Form No.2 under OKUD	0710002		
Date (year, month, day)	2006	12	31
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		

For 2006

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

Description	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
I. Income from and expenses for normal activities (Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)		010	010	17,570,564	18,133,104
including that from the sales: of communication services			011	16,561,534	17,873,014
Cost of sold goods, products, works and services		020	020	(12,785,528)	(13,952,363)
Including that of communication services			021	(11,968,419)	(13,794,936)
PROFIT (LOSS) FROM SALES (LINES 010 -020)		050	050	4,785,036	4,180,741
II. Operating income and expenses Interest receivable		060	060	20,252	21,710
Interest payable		070	070	(2,083,415)	(2,415,936)
Income from participation in other organizations		080	080	121,589	278,780
Other operating income		090	090	5,706,137	446,458
Other operating expenses		100	100	(6,916,770)	(1,809,879)
III. Income and expenses from sources other than sales					
PROFIT (LOSS) BEFORE TAXES (LINES 050+060-070+080+090-100+120-130)		140	140	1,632,829	701,874
Income tax charges (lines -151+/-152+/-153) including			150	(448,387)	(396,671)

Description	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
Deferred tax liabilities		142	151	(198,448)	(434,916)
Deferred tax assets		141	152	(33,,793)	40,458
Current income tax charge		150	153	(216,146)	(2,213)
NET PROFIT (RETAINED PROFIT (LOSS) OF THE PERIOD UNDER REPORT) (LINES 160+170-180)		190	190	1,184,442	305,203
FOR REFERENCE Income tax conditional expense (profit)			201	(391,879)	(168,450)
Fixed tax liabilities		200	202	(275,203)	(398,706)
Fixed tax assets		200	203	218,695	170,485

Description	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
Base equity income (loss)			301		
Watered equity income (loss)			302		

***to be filled in the annual accounting report**

Explanation of profit and loss items

Description	Index code	Line code	For the period under report		For the same period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received		401	1,169	(55,701)	2,049	(57,189)
Profit (loss) of previous years		402	142,434	(189,742)	55,025	(80,513)
Compensation of losses inflicted by failure to fulfill or to fulfill duly the obligations		403	1,940	(905)	65,612	(915)
Foreign exchange differences		404	84,990	(12,879)	4,208	(1,401)
Allocations to evaluation reserves		405	425,659	(301,692)	90,798	(327,743)
Written-off accounts receivable and payable		406	334,226	(8,702)	2,889	(3,915)

CEO ___________ A.V. Andreev
(signature) (name)

Chief Accountant_______ __T.V. Rusinova
(signature) (name)

27th March 2007

CAPITAL MOVEMENT STATEMENT

for 2006

Company: **Public Joint -Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

	Codes		
Form No.3 under OKUD	0710003		
Date (year, month, day)	2006	12	31
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		

1. Capital changes

Description	Index code	Line code	Authorized capital	Additional paid-in capital	Reserves	Retained earnings (uncovered losses)	Total
1	1a	2	3	4	5	6	7
Balance as of 31 December 2004		100	1,297,779	5,639,535	64,889	5,419,549	12,421,752
2005 Changes in the accounting policy		101	X	X	X	(143,526),	(143,526),
Change in value of fixed assets due to revaluation		102	X		X		
Other		103	X		X		
Balance as of 1 January 2005		104	1,297,779	5,639,535	64,889	5,276,023	12,278,226
Change of capital items:		200		(79,599)		328,964	249,365
Foreign exchange differences		201	X		X	X	
Net income (loss) of the reporting year		202	X	X	X	305,203	305,203

Description	Index code	Line code	Authorized capital	Additional paid-in capital	Reserves	Retained earnings (uncovered losses)	Total
1	1a	2	3	4	5	6	7
Dividends		203	X	X	X	(55,328)	(55,328)
Allocations to reserve funds		204	X	X			
Issue of additional shares at the Company's own expense		205			X		
Increase in share nominal value		206			X		
Capital change due to retirement of PP&E		207	X	(79,599)	X	79,599	
Other		208				(510)	(510)
Capital increase due to:		**210**					
issue of additional shares at the expense of shareholders		211			X	X	
reorganization of a juridical person		212					
other		213					
Capital reduction due to:		**220**				(286)	(286)
Reduction of the shares' quantity		221		X	X		
decrease in share face value		222		X	X	X	
reorganization of a juridical person		223					
other		224				(286)	(286)
Balance as of 31 December 2005		300	1,297,779	5,559,936	64,889	5,604,701	12,527,305
2006 Changes in the accounting policy		301	X	X	X		
Change in value of fixed assets due to revaluation		302	X		X		
Other		303	X		X		
Balance as of 1 January 2006	100	304	1, 297,779	5,559,936	64,889	5,604,701	12,527,305
Change of capital items:		400		(57,744)		1,181,143	1,123,399
Foreign exchange differences		401	X		X	X	
Net income (loss) of the reporting year		402	X	X	X	1,184,442	1,184,442
Dividends		403	X	X	X	(61,043)	(61,043)
Allocations to reserve funds	110	404	X	X			
Issue of additional shares at the Company's own expense	121	405			X		
Increase in share nominal value	122	406			X		
Capital change due to retirement of PP&E		407	X	(57,744)	X	57.744	
Other		408				(0)	(0)
Capital increase due to:		410					
issue of additional shares at the expense of shareholders	121	411			X	X	
reorganization of a juridical person	123	412					

Description	Index code	Line code	Authorized capital	Additional paid-in capital	Reserves	Retained earnings (uncovered losses)	Total
1	1a	2	3	4	5	6	7
other		413					
Capital reduction due to:		420				(2,411)	(2,411)
Reduction of the shares' quantity	132	421		X	X		
decrease in share face value	131	422		X	X	X	
reorganization of a juridical person	133	423					
other		424				(2,411)	(2,411)
Balance as of 31 December 2006	140	500	1,297,779	5,502,192	64,889	6,783,433	13,648,293

2. Reserves

Description	Index code	Line code	Opening balance	Allocated	Used/replenished	Closing balance
1	1a	2	3	4	5	6
Reserves created in accordance with the legislation: 2005		601	64,889			64,889
2006		602	64,889			64,889
Reserves created in accordance with the constituent documents: The Company employees' fund for shareholding 2005		603				
2006		604				
Evaluation reserves: Bad debt reserve 2005		605	427,344	353,123	(128,659)	651,808
2006		606	651,808	279,257	(535,625)	395,440
Provision for impairment of financial assets 2005		607	3,679	65	(1,971)	1,773
2006		608	1,773	107,169	(1,605)	107,337
Provision for impairment of inventories 2005		609				
2006		610		7,293	7,293	
Reserves for upcoming expenses: 2005		611	285,164	840,526	(544,605)	581,085
2006		612	581,085	1,606,173	(1,508,877)	678,381
Contingent liabilities reserves: 2005		613		75,126	(75,126)	
2006		614		322,951		322,951

CEO ___________ A.V. Andreev
(signature) (name)

Chief Accountant_______ __T.V. Rusinova
(signature) (name)

CASH FLOW STATEMENT

for 2006

Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Taxpayer Identification Number **2308025192**
Areas of activities: **Telecommunications**
Organizational & Legal form/Form of Ownership: **mixed**
Measurement unit: **RUR thousand**

	Codes		
Form No.4 under OKUD	0710004		
Date (year, month, day)	2006	12	31
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		

Description	Index code	Line code	For the year under report	For the same period of the previous year
1	1a	2	3	4
Cash and cash equivalents at the beginning of the year under report		010	729,177	398,560

Description	Index code	Line code	For the year under report	For the same period of the previous year
1	1a	2	3	4
OPERATING ACTIVITIES **Cash flows from operating activities**		**020**	29,216,259	23,629,476
proceeds from buyers and customers		021	17,964,968	21,519,821
proceeds received as agency fee		022	6,239,368	1,786,069
other proceeds		023	5,011,923	323,586
Cash flows used for:		**030**	(23,964,776)	(18,246,165)
purchase of goods, works, services, raw materials and other current assets	150	031	(,4,906,420)	(5,795,313)
wages and salaries	160	032	(3,790,124)	(3,724,791)
interest paid	170	033	(2,077,030)	(2,523,682)
taxes payable	180	034	(4,134,014)	(3,405,999)
payments under agency contracts		035	(3,398,349)	(1,694,537)
other payments		036	(5,658,839)	(1,101,843)
Net cash flows from operating activities		**040**	5,251,483	5,383,311
INVESTING ACTIVITIES **Cash flows from investing activities**		**050**	162,607	247,400
Proceeds from sales of property, plant and equipment and other non-current assets	210	051	60,700	30,528
Proceeds from redemption and sales of securities, shares of stock and other financial assets	220	052	9,856	52,043
dividend received	230	053	76,181	65,538
interest received	240	054	2,499	13,288
Proceeds from repayment of loans given to other companies	250	055	379	1,800
other proceeds from investing activities		056	12,992	84,203
Cash flows used for:		**060**	(3,071,496)	(2,967,729)
Purchase of property, plant and equipment and other non-current assets	290	061	(3,019,496)	(2,954,998)
Purchase of shares, shares of stock, shares of capital	280	062		(12,591)
Purchase of debt securities and other financial assets	300	063		
loaning of other companies	310	064	.(52,000)	
other expenditures on investing activities		065		(139)
Net cash flows from investing activities	340	070	(2,908,888)	(2,720,329)
FINANCING ACTIVITIES **Cash flows from financing activities**		080	10,703,802	12,217,360
Proceeds from borrowings		081	10,701,924	12,201,755
other proceeds from financing activities		082	1,878	15,606
Cash flows used for:		**090**	(13,538,650)	(14,549,686)
Repayment of borrowings (excl. interest)		091	(11,646,600)	(12,385,825)
Repayment of finance lease obligations		092	(1,836,778)	(2,062,521)
dividends paid	170	093	(55,272)	(101,340)
other expenditures on financing activities		094		
Net cash flows from financing activities		**100**	(2,834,848)	(2,332,326)
Net increase (decrease) in cash and cash equivalents		**110**	(492,254)	330,657
Cash and cash equivalents at the end of the		**120**	236,923	729,217

Description	Index code	Line code	For the year under report	For the same period of the previous year
1	1a	2	3	4
year under report				
Foreign exchange gain (loss)		130	(40)	(17)

CEO ___________ A.V. Andreev
(signature) (name)

Chief Accountant_______ __T.V. Rusinova
(signature) (name)

27th March 2007

APPENDIX TO THE BALANCE SHEET

As of 31 December 2006

Company: **Public Joint -Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

	codes		
Form No.5 under OKUD	0710005		
Date (year, month, day)	2006	12	31
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		

Organizational & Legal form/Form of Ownership: **mixed** under OKOPF/OKFS 47/42
Measurement unit: **RUR thousand** under OKEI 384

1. Intangible Assets

Index	Index code	Line code	Opening balance	Put into service	Retired	Closing balance
1	1a	2	3	4	5	6
Objects of intellectual property (exclusive rights to the results of intellectual property)	010	**101**	2,188		(377)	1,811
including: holder of patents for inventions, industrial patents, certificates for effective models	011	102				
Holder of rights to software, data bases	012	103	2,042		(377)	1,665
Owner of trade marks and signs of service, the name of the place of product origin	014	104	146			146
other	015	105				
Miscellaneous	040	106				
Total		**110**	2,188		(377)	1,811

Index	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Intangible Assets Depreciation - total	050	**120**	1,564	1,698
including: holder of patents for inventions, industrial patents, certificates for effective models		121		
Holder of rights to software, data bases		122	1,545	1,665
Owner of trade marks and signs of service, the name of the place of product origin		123	19	33
other		124		

2. Fixed assets (Property, Plant and Equipment)

Description	Index code	Line code	Opening balance	put into service	retired	Closing balance
1	1a	2	3	4	5	6
Buildings		201	5,178,681	55,053	(13,155)	5,220,579
Switches and transmission devices		202	16,828,908	989,493	(56,662)	17,761,739
Machines and equipment		203	20,784,266	1,705,569	(332,740)	22,083,489
Vehicles		204	477,807	272	(9,169)	468,910
Computers and office equipment		205	1,168,702	192,486	(8,719)	1,352,469
Housing stock		206	32,110	246	(1,953)	30,403
Land and natural resources		207	3,403	72		3,475
Other PP&E		208	875,046	47,446	(9,024)	913,468
Total		**210**	45,275,317	2,990,637	(431,422)	47,834,532

Index	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Fixed assets depreciation - total	140	**220**	12,457,021	14,812,151
including: buildings		221	1,329,891	139,671,
Switches and transmission devices		222	4,124,140	4,846,654
Machines and equipment		223	5,912,469	7,179,503
Vehicles		224	265,925	304,868
Computers and office equipment		225	507,369	700,716
Other PP&E		226	319,933	382,739
Out of line 210 - fixed assets under lease, total		**230**	588,310	641,253
including: buildings		231	548,290	572,352
Switches and transmission devices		232	11,148	10,310
Machines and equipment		233	13,063	14,077
Vehicles		234	4,729	4,799
Other fixed assets		235	11,080	39,715
Out of line 210 - fixed assets under conservation, total		240		

Reference	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Results of fixed assets' reappraisal:		**250**		X
Original (replacement) value	171	251		X
Amortization	172	252		X
Rented PP&E - total		**260**	744,512	772,520
including: buildings		261	492,294	475,715
Switches and transmission devices		262	104,281	197,446
Machines and equipment		263	9,812	43,898
Vehicles		264	9,788	12,690
Other fixed assets		265	128,337	42,771
Premises put into operation and included in PP&E structure before the state registration of the right of ownership		270	4,415,934	3,251,517

3. Investments in stocks of materials and capital equipment

Description	Index code	Line code	Opening balance	entered	retired	Closing balance
1	1a	2	3	4	5	6
property assigned for leasing		301				
hired-out property		302				
other		303				
Total		**310**				

Description	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Depreciation of stocks of materials and capital equipment		311		

4. Expenses for research, development and process engineering works

Description of works	Index code	Line code	Opening balance	entered	written-off	Closing balance
1	1a	2	3	4	5	6
Finished research, development and process engineering works which results are used for the Company's production and administrative needs	310	400				

FOR REFERENCE	Index code	Line code	For the reporting period	For the same period of the previous year
1	1a	2	3	4
Expenses for unfinished research, development and process engineering works	320	401		
Expenses charged to operating costs		402		3,400
Expenses for research, development and process engineering works that have not produced positive results, charged to non-operating expenses		403		

5. Financial investments

Description	Index code	Line code	Long-term		Short-term	
			Opening balance	Closing balance	Opening balance	Closing balance
1	1a	2	3	4	5	6
Investments in authorized (share) capitals of other organizations - total	510	501	516,300	449,128		
including: subsidiaries and associates	511	502	494,993	433,253		
Government, municipal bonds and bonds of ousider companies	515	503				
Promissory notes	520	504			4,707	5,963
Loans given	525	505	40,499		74,879	115,101
Deposits with banks	530	506				
other	535	507			1,256	
Total	540	**510**	556,799	449,128	80,842	121,064
Out of the total amount - financial investments having current market value: Investments in authorized (share) capitals of other organizations - total	550	511				
including:	551	512				

Description	Index code	Line code	Long-term		Short-term	
			Opening balance	Closing balance	Opening balance	Closing balance
1	1a	2	3	4	5	6
subsidiaries and associates						
Government, municipal bonds and bonds of outsider companies	555	513				
Promissory notes	560	514				
Other	565	515	5,402			
Total	570	**520**	5,402			
For reference: Adjusted market value due to reappraisal with regard to the financial investments having the current market value	580	521	5,395			

6. Operating costs

Description	Index code	Line code	For the year under report	For the previous year
1	1a	2	3	4
Material expenses	710	601	(3,095,141)	(4,509,681)
Wages and salaries	720	602	(4,244,932)	(4,388,768)
Social expenses	730	603	(1,050,995)	(1,059,265)
Amortization	740	604	(2,607,974)	(2,285,017)
Other costs	750	605	(1,786,487)	(1,709,632)
Total costs	760	**610**	(12,785,528)	(13,952,363)
Balance change (increase [+], decrease [-]): Work in process	765	621		(73)
Deferred expenses	766	622	25,644	(63,633)

7. Security

Description	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Security received - total		710	3,647	787
including: bank guarantees		711		
guarantees of third parties		712		
Promissory notes		713	3,562	
Property under pledge		714		702
including: PP&E		715		702
Securities and other financial assets		716		
Other property		717		
other		718	85	85
Security given - total		**720**	11,366,215	9,056,377
including: guarantees of third parties		721	2,351,275	1,429,987
Promissory notes		722		
Property under pledge		723	9,014,940	7,626,390
including: PP&E		724	9,014,940	7,626,390

Description	Index code	Line code	Opening balance	Closing balance
Securities and other financial assets		725		
Other property		726		
other		727		

8. State support

Description	Index code	Line code	For the year under report	For the previous year
1	1a	2	3	4
Budgetary provisions received in the reporting year - total	910	810	186	5,174
including: budget allocations for capex financing		811		40
budget allocations for financing of current expenses		812	186	5,134

Description	Index code	Line code	Opening balance	Received in the period under report	Repaid in the period under report	Closing balance
1	1a	2	3	4	5	6
Budgetary credits - total	920	820				
budget allocations for capex financing		821				
budget allocations for financing of current expenses		822				

CEO ____________ A.V. Andreev (signature) (name)

Chief Accountant________ __T.V. Rusinova (signature) (name)

27th March 2007

"Southern Telecommunications Company" PJSC

Notes to Financial Statements

For the year 2006

1. Table of Contents

1. Table of Contents *258*
2. General Information .... *Ошибка! Закладка не определена.*
3. Accounting Policy .... *Ошибка! Закладка не определена.*
4. Comparative information .... *Ошибка! Закладка не определена.*
5. Analysis and Assessement of Balance Structure and Profit Dynamics *17*
6. Notes to Essential Items of Balance Sheet *19*
6.1. Fixed Assets (Item 120 of Balance Sheet) 19
6.2. Capital Investments (Item 130 of Balance Sheet): 21
6.3. Financial Investments (Items 140 and 250 of Balance Sheet) 21
6.4. Deferred Tax Assets (Item 145 of Balance Sheet 26
6.5. Other Non-current assets (Item 150 of Balance Sheet): 26
6.6. Inventories
6.7. Value added tax on acquired valuables (Item 220 of Balance Sheet) 23
6.8. Long-term accounts receivable from buyers and customers (Item 231 of Balance Sheet): 26
6.9. Short-term accounts receivable from buyers and customers (Item 241 of Balance Sheet):26
6.10. Other receivables to be recovered within 12 months from the reporting date (Item 243 of Balance Sheet) 27
6.11. Authorized capital (Item 410 of Balance Sheet): 28
6.12. Own shares re-purchased from shareholders (Item 440 of Balance Sheet) 29
6.13. Dividends 26
6.14. Credits and Loans (Lines 510 and 610 of Balance Sheet): 30
6.15. Deferred Tax Liabilities (Item 515 of Balance Sheet) 32
6.16. Other Long-Term Liabilities (Item 520 of Balance Sheet) 32
6.17. Accounts Payable 33
6.18. Deferred income (Item 640 of Balance Sheet) 34
6.19. Reserves for upcoming expenses (Item 650 of Balance sheet) 35
6.20. Security given (line 906 of Balance sheet) 36
7. Notes to essential items of profit and loss statement *34*
7.1. Revenues from normal Activities 34
7.2. Operating expenses 36
7.3 Other revenues and costs:: 36
7.4. Income Tax Expenses 39
7.7. Net Profit of the Reporting Period 42
7.8. Profit per One Share 42
8. Affiliated Persons *43*
9. State support 56
10. Pension obligations *49*
11. Contingencies *49*

12. Subsequent events ***50***
12.1. Dividends............59
12.2. Staff cuts............60
12.3. Form of interaction with Rostelecom............60
12.4. Tariff regulation............60
12.5. Provision of a Universal telecom service............61
12.6. Changes in sector regulations............61
12.7. Capital investments............61
12.8. Sale of the stake in CJSC TRK "Foton"............62
12.9. Sale of the stake in LLC TO «Aksent"............62
12.10. Credits and loans............62
12.11. Bond issue............62

2. General Information (The audit was not carried out in respect of data set forth in this clause)

Public Joint Stock Company "Southern Telecommunications Company", abbreviated name – "UTK" PJSC, tax payer's number – 2308025192 (hereinafter – "the Company") was registered on May 20, 1994 by the Registration Chamber of Krasnodar under registration number # 186-p. The Company's staff number amounted to 31,017 people as of 31 December 2006 (vs. 37,868 people as of 31.12 2005). The Company's registered address is 66, Karasunskaya Street, Krasnodar, 350 000.

Main activities under granted licenses are the following:

- Development and use of telecom facilities;
- Provision of services of local and inter-zonal telephony;
- Provision of services of cellular radio telephony;
- Provision of mobile wireless communication services (Altai-type);
- Provision of personal radio call system services (paging);
- Provision of radial and zonal network services (trunking)
- Transmission of sound programs via wired radio broadcasting;
- Leasing physical lines, communication channels and tracks, including broadcasting channels;
- Provision of telemetric services (including Internet, e-mail, access to information resources, information and inquiry service, Telefax, Comfax, Burofax, message processing, voice messages, transmission of voice information, audio conferencing, video conferencing);
- Data transmission services;
- Provision of telegraph services (including "telegram" and AT/Telex network services);
- Provision of services of intelligent network;
- Provision of services of on-air and cable television, transmission of sound and television programs, transmission of supplementary information;
- Other services.

Information about the Company's Registrar.

Name: Open Joint –Stock Company "Objedinyonnaya Registratsionnaya Kompaniya" (United Registration Company"

Location address: 15, Kalanchevskaya Str., Moscow

Mailing address: mail-box 162, Moscow, 107078

License:

Number: 10-000-1-00314

Date of issue: 30.03.2004

Valid till: unlimited

Authority issuing the license: Federal Commission for the Securities Market of the Russian Federation

Information about the Company's Auditor.

Name: "Ernst and Young" Limited Liability Company

Location address: building 1, 77, Sadovnicheskaya nab., Moscow

Mailing address: building 1, 77, Sadovnicheskaya nab., Moscow, 115035

e-mail: http://www.ey.com/

Data on Auditor's license:

The license №E002138 for audit activity is approved by Order of the RF Ministry of Finance of 30 September 2002 for the period of five years.

The Board of Directors includes:

Chairman of the Board of Directors:

Stanislav Nikolaevich Panchenko	–Deputy General Director, "Svyazinvest" OJSC

Members of the Board of Directors:

Boris Dmitrievich Antonyuk	– Deputy Minister for Information Technologies and Communications of the Russian Federation
Veremianina Valentina Fyodorovna	– Head of the section, Deputy Director of Legal Department, "Svyazinvest" OJSC
Andrey Alexandrovich Vinkov	Reviewer, ANO "Expert" Magazine"
Gavrilenko Anatoly Anatolievich	– General Director of CJSC "Leader"
Yevgeny Petrovich Yenin	Deputy Director of Non-profit partnership "Russian Institute of Directors"
Zabuzova Elena Viktorovna	Director of the Department of Economic Planning and Budgeting, "Svyazinvest" OJSC
Kulikov Denis Viktorovich	– Expert, Investor Protection Association
Ekaterina Alexandrovna Punina	Chief specialist of Corporate Governance Department, "Svyazinvest" OJSC
Elena Petrovna Selvich	Director of Finance Department of "Svyazinvest" OJSC
Yuriev Vladimir Pavlovich	– Head of the Department for economics, finance and state property Federal Communications Agency

Management Board of "Southern Telecommunications Company" PJSC includes the following members:

Andreev Alexander Vladimirovich	General Director of "Southern Telecommunications Company" PJSC
Rzhevsky Yevgeny Borisovich	Deputy Director General - Technical Director of "Southern Telecommunications Company" PJSC
Dobryakov Alexander Anatolievich	Deputy Director General – Director for Economics and Finance of "Southern Telecommunications Company" PJSC
Statuev Vladislav Andreevich	– Deputy General Director, "Southern Telecommunications Company" PJSC
Borodin Stanislav Petrovich	Deputy Director General – Director for Information Technologies of "Southern Telecommunications Company" PJSC
Samoylov Arkady Arkadievich	Deputy Director General – Commercial director of "Southern Telecommunications Company" PJSC
Rusinova Tatyana Viktorovna	– Chief Accountant, "Southern Telecommunications Company" PJSC
Metla Yu.V.	Deputy Director General - Director of the Rostov branch of "Southern Telecommunications Company" PJSC

Members of the Auditing Commission are:

Ganeeva Alla Albertovna	Head of the section of technical maintenance of telecommunication networks
Zubova Tatiana Yurievna	Deputy head of the methodology section of Accounting Department
Dmitriy Anatolievich Loshakov	– Senior specialist of the section for investment projects of the Economic planning and budgeting Department, "Svyazinvest" OJSC
Feoktistova Natalia Vadimovna	Head of the section of analysis and improvement of the legislation of Legal Department
Frolov Kirill Viktorovich	Deputy Director of Internal Audit Department - Head of Internal Audit section

3. ACCOUNTING POLICY

These accounts and reports of the Company have been prepared on the basis of the following accounting policy.

Basis of Preparation of Accounting Reports

The accounting reports of the Company are prepared subject to the procedure and timeframe provided by Federal Law "On Accounting" No. 129-FZ of November 21, 1996 (amended as of 23 July 1998, 28 March and 31 December 2002, 10 January, 28 may and 30 June 2003), by the Accounting Regulations approved by Order No. 34n of 29 July 1998 of the RF Ministry of Finance (amended as of 30 December 1999 and 24 March 2000) and by other normative acts of the Russian Federation regulating accounting procedures. The accounting reports for the year 2006 have been compiled according to the abovementioned Law and Regulations proceeding from an assumption that the Company will continue its operations in the foreseeable future, and it has no intention or need of liquidating or essentially reducing the operations, and, therefore, the obligations will be repaid in time according to the established order.

Assets and Liabilities in Foreign Currency

Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date.

Currency	31 December 2005	31 December 2006
USD	28.78	26.33
EURO	34.19	34.7
Japanese yen	0.2453	

All resulting differences occurred within the year in transactions with assets and liabilities and after the conversion of foreign currency as of the reporting date are taken to the section "Income and expenses from sources other than sales" of the profit and loss statement as foreign exchange gains (losses).

In the Statement of Cash Flows foreign exchange gains (losses) are calculated on the basis of the official exchange rate operating as of December 31, 2006, and, respectively, comparable data is calculated on the basis of the official exchange rate operating as of December 31, 2005.

Short-term and Long-term Assets and Liabilities

In the accounting reports the assets (liabilities) are referred to short-term assets (liabilities) if their maturity doesn't exceed 12 months after the reporting date. Other assets (liabilities) are presented in the statements as long-term ones.

Intangible assets

Intangible assets comprise primarily intellectual property (exclusive right to a trade mark and software programs "Kurs" and "ASU bukhuchot").

The value of assets transferred or to be transferred is considered as the initial cost of intangible assets acquired in exchange for goods (values) other than money. The said value was established proceeding

from the price, at which the Company normally determined the value of similar goods (values) under comparable circumstances.

Intangible assets are depreciated on a straight-line basis over the estimated useful life. Useful life of such intangible assets is determined by a special commission and approved on the basis of the expected useful life of intangible assets during which the Company plans to receive profit from their usage.

Intangible assets are reflected in the statements according to their initial cost less depreciation costs accumulated for the whole period of use.

Fixed Assets (PP&E)

The fixed assets include buildings, constructions, equipment, vehicles, computers, office equipment, land, machines and other objects with useful life over 12 months, which are used for production or administrative needs of the Company and can provide profit.

In the accountancy the fixed assets are shown according to their initial cost.

Initial cost at purchase is the sum of actual expenses on acquisition, construction and production of PP&E less VAT and other recoverable taxes (except for the cases stipulated by the Russia laws).

Initial cost of PP&E at their exchange for goods (values) other than money is the cost of the transferred assets or assets to be transferred. Such value shall be established on the basis of the general price at which the Company used to determine cost of similar goods (values) under comparable circumstances.

Property, plant and equipment are recorded at initial or current (recovery) cost less accumulated depreciation and any impairment in value.

PP&E include buildings and constructions put into operation and actually used before the state registration of the right of property to such objects.

The amount of depreciation costs on the fixed assets is calculated by linear method according to established useful life of the object:

Buildings	-	from 30 to 100 years
Switches and transmission devices	-	from 5 to 20 years
Telecommunications equipment	-	from 5 to 10 years
Vehicles	-	from 3 to 15 years
Computers and office equipment	-	from 3 to 5 years
Other objects	-	from 1 to 10 years

The depreciation costs on land were not calculated.

Depreciation shall not be calculated for housing facilities and external improvements commissioned prior to 2006. For similar facilities commissioned in 2006, depreciation shall be calculated in the common procedure.

Expenses for all kinds of repair are included in the cost of the reporting period when they have been made. The reserve of outstanding expenses for the repair of fixed assets is not established.

Interest on credits calculated before the acceptance of the objects of fixed assets for accounting and attracted for financing acquisition (construction) of these objects is included in their initial cost.

Interest calculated after the acceptance of the objects of fixed assets for accounting is reflected in the Income Statement as part of operating costs.

The depreciation costs on fixed assets received under finance leasing contracts and accepted for accounting as a part of fixed assets of the Company are calculated by linear method according to the established useful life.

Financial Investments

Financial investments, which current market value cannot be determined, are reflected in the balance sheet at their initial value.

The initial value of financial investments

- acquired for money is formed in the amount of actual acquisition expenses.
- acquired under contracts providing for non-cash payment is formed as the value of assets transferred by the Company;
- in subsidiaries, associates and other companies is formed as pecuniary valuation approved by founders (participants) of such companies.

Financial investments, which values impaired significantly at the end of 2006, are reflected in the balance sheet less the established reserve for impairment of financial investments. The amount of such reserve is taken to increase in operating expenses.

For sale and other withdrawal of securities, for which the current market value is not determined, evaluation of retiring issued securities was carried out by the method of the value of the first securities that were acquired (FIFO), while evaluation of retiring non-issued securities was carried out according to the actual value of each security.

Expenses on research, development and technological works

In 2006 there were no expenses for research, development and technological works.

Inventories

Inventories (raw materials, materials, goods) are recognized in the accounting records at the accounting price, which is understood as follows:

• where inventories are acquired for payment, as the supplier's price in accordance with the supply (sale) contract;

• where inventories are produced by the organization itself, as the amount of actual production-related expenses;

- where inventories are contributed as investment in the authorized capital of the Company – the monetary evaluation agreed upon by the founders of the Company taking into account the requirements of the Law "On Joint-Stock Companies";
- where inventories are received by the organization under a contract of donation or on a gratuitous basis or remain from retirement of fixed assets and other property - the current market value as of the date of accepting for accounting;

• where inventories are received under contracts providing for the fulfillment of obligations (payment) in the non-monetary form, as the cost of the assets transferred or to be transferred by the Company.

The transportation and procurement expenses and expenses for making materials fit for use for the purposes envisaged at the Company are placed on account 16 "Deviations in the cost of materials".

Goods in retail trade, placed on account 41.02, are reflected in the accounting records at the selling prices.

Recorded as inventories shall be any assets purchased starting from 2006 and complying with the terms specified in Clause 4 of Accounting Rules 6/2001 "Fixed assets Accounting", their value not exceeding 10,000 rubles per unit.

Inventories are reflected in the accounting reports less provision for impairment of inventories. Such provision is formed in the amount equal to difference between the current market value and actual cost value of the inventories which have become morally obsolete or lost fully or partially their initial quality, or which current market selling price has decreased. The amount of such provision is taken to increase in other expenses.

The retired inventories are written off:

at the average cost through determination of the actual cost value of materials as of date of its release (moving cost). Evaluation of the average cost includes quantity and cost of materials as at the beginning of the month and all supplies till the date of release:

- raw materials;
- materials;
- finished products;
- goods for resale
- Precious metals

Deferred expenses

Expenses incurred by the Company during the reporting year, but referred to the next reporting periods are recognized as deferred expenses. These expenses are properly written off at regular intervals during the periods they are related to.

Expenses for acquiring and introducing software and databases to be written off after 12 months after the reporting date are recognized as other non-current assets.

Indebtedness of Buyers and Customers

Indebtedness of buyers and customers is reflected in the reports including VAT to be paid to the budget after repayment of accounts receivable and is defined according to the prices established by

contracts between the Company and buyers (customers) taking into consideration all discounts (extra charge) given by the Company. Bad debts are written off as they are recognized as such.

Debts from buyers for sold services, works, goods, assets and other property that were not repaid on time established by contracts, and not provided with corresponding guarantees, are reflected in the reports less bad debt reserves.

The amount of reserve is determined separately on each debt on the basis of the inventory according to the solvency of the debtor and probability of debt repayment.

As the individual analysis of each doubtful debt for provided communication services at telecom companies is impossible in view of a large number of subscribers, the reserve is established at 100% of all outstanding debts for telecommunication services which payment as of the date of the establishment of the reserve was delayed for 90 days or more. The reserve shall not be created for debts which payment was delayed for less than 90 days.

Reserves for debts from social security institutions related to privileged customers are created according to the results of debt inventory under contracts (agreements) with social security institutions.

Bad debt reserves are taken to increase in operating costs.

Credits and Loans received

The long-term debts on credits and loans received are transferred to the short-term debts when under the terms of loan and/or credit agreement the principal amount of the debt is due in 365 days.

The Company recalculates the cost of credits and the loans expressed in foreign currency and-or conditional monetary units as of each balance sheet date. The differences from recalculation are taken to non-sales expenses.

Interests on received credits and loans directly used for purchase or building of investment assets shall be recorded as an increase in the value of such investment assets.

Additional costs related to credits and loans include expenses on:

- legal and consulting services;
- agent services to the Company related to floating promissory notes and bonded debts,
- conducting expert examinations;
- communications services;
- other expenses related directly to reception of loans in monetary form.

Additional costs related to credits and loans, placement of bonds are recognized as the expenses of the period during which they have been made.

Loan interest is charged monthly according to the procedure stipulated in the agreement.

Under the loans received in monetary form and attracted by means of issuing promissory notes of the Company, the amount of the discount (percent) payable to a holder is taken to deferred expenses to be further written off to operating costs on a monthly basis in equal portions during the notes' circulation.

For loans received in the monetary form and attracted by issuing Company's bonds, in case of sale of issued bonds at a price differing from their face value (with a discount), the amount of the discount is included in deferred expenses, with subsequent writing off to other expenses on a

monthly basis in equal parts during the bonds circulation period.

Revenue

Revenues from sales and rendering services are recognized according to the method of revenue accounting, i.e. in the process of rendering services, and are reflected in the reports less VAT and discounts granted to customers.

Revenue from sales subject to exchange (barter) conditions is determined on the basis of the cost of values, received or to be received by the Company, calculated according to prices at which the Company normally determines the cost of similar values in comparable conditions.

Revenue form leasing of the Company's property is recognized as revenue from normal operations.

Dividends are recognized by the Company in the structure of other revenues as being declared.

Expenses

The Company calculates full prime cost of services rendered, performed works, products sold without separation of administrative and commercial expenses.

Accounting of expenses related the Company's activities is provided in accordance with Order No. 54 of the RF Ministry of Informatization and Communication "On Approval of the Procedure of Separate Accounting by Telecommunication Operators of Receipts and Expenditures Related to Their Activities, Communication Services Provided, and Parts of Telecommunication Networks Used in Such Services" dated May 2, 2006.

Reserves for future expenses

The Company creates reserves for payment of employees' annual leaves and reserves for upcoming expenses on bonus payments based on the results of the reporting year.

Expenses on creation of such reserves are taken to expenses for normal operations, to increase in initial cost of PP&E objects under construction as well as to non-sales expenses, depending on the type of activity in which the employees, included in calculation of reserves for future expenses, are involved.

Pension obligations

Social contributions are made through a unified social tax ("UST") calculated by the Company at the regressive rate specified in Article 241 (1) of the Russian Federation Tax Code. The assessment basis of the single social tax is defined as the sum of labor remuneration and other compensations to each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds).

The Company also uses the Program of single bonus payments (from 0.5 to 2 salaries) to

those employees who retire. The majority of the Company's employees are eligible to participate in this Program based upon a number of factors, including years of service. This Program does not provide for any kind of special-purpose funds.

The Company also uses Post-employment program within the framework of non-governmental pension funds. The contributions are determined on an annual basis and taken to expenses as they are charged (see clause 10 hereof)

Changes in the accounting policy for 2006

The accounting policy applied in 2006 is similar to that used in the preceding fiscal year.

Changes in the Accounting Policy for the Year 2007

In 2007, in accordance with the new edition of the Accounting Provisions "Accounting of Assets and Liabilities Denominated in Foreign Currencies" (PBU 3/2006) approved by Order No. 154н of the Russian Federation Ministry of Finance dated November 27, 2006, accounting of assets and liabilities whose value is denominated in a foreign currency, and to be paid in rubles, is changed.

According to the new rules, for the reporting purposes, any assets in calculations whose value is denominated in a foreign currency, and to be paid in rubles, shall be converted into rubles at the official foreign currency exchange rate set by the Russian Federation Central Bank as of the reporting date, or at another exchange rate to be agreed in a contract.

No other amendments able to materially affect the financial reporting will be made in the 2007 accounting policy.

4. Comparative information.

Comparative information in the Company's 2006 financial reports is formed by adjusting final accounting data for 2005 for its matching the changes in 2006 accounting forms.

Changes of the opening balance as of January 1, 2006:

No	Balance sheet account as of 31.12.2005 Value	Balance sheet account as of 01.01.2006	Deviations +/-	Explanations
240	1,286,605	1,285,746	859	*Centralized accounting of payments to personnel*
243	495,766	494,907	859	Centralized accounting of payments to personnel
290	5,015,893	5,015,034,	859	Centralized accounting of payments to personnel

300	43,468,572	43,467,713	859	Centralized accounting of payments to personnel
460	5,299,498	5,604,701	(305,203)	Balance sheet reformation
470	305,203	x	(305,203)	Balance sheet reformation
620	5,471,534	5,470,675	(859)	Centralized accounting of payments to personnel
624	60,005	59,146	(859)	Centralized accounting of payments to personnel
690	18,361,215	18,360,356	(859)	Centralized accounting of payments to personnel
700	43,468,572	43,467,713	(859)	Centralized accounting of payments to personnel

Changes of comparative information for the year 2005 in profit and loss statement.

Line code	Gr. 3 F.2 for 2005	Gr. 4 F.2 for 2006	Deviations	Explanations
90	149,035	446,458	297,423	The statement has been changed pursuant to Orders of the RF Ministry of Finance № 115n and № 116n
100	(1,253,379)	(1,809,879)	(556,500)	The statement has been changed pursuant to Orders of the RF Ministry of Finance № 115n and № 116n
120	294,570	x	(294,570)	The statement has been changed pursuant to Orders of the RF Ministry of Finance № 115n and № 116n
130	(536,494)	x	536,494	The statement has been changed pursuant to Orders of the RF Ministry of Finance № 115n and № 116n
140	719,027	701,874	(17,153)	The statement has been changed pursuant to Orders of the RF Ministry of Finance № 115n and № 116n
160	322,357	x	(322,357)	The statement has been changed pursuant to Orders of the RF Ministry of Finance № 115n and № 116n
170	2,853	x	(2,853)	The statement has been changed pursuant to Orders of the RF Ministry of Finance № 115n and № 116n
180	(20,007)	x	20,007	The statement has been changed pursuant to Orders of the RF Ministry of Finance № 115n and № 116n

In accordance with Orders Nos. 115n and 116n of the Russian Federation "On Amendments to Regulatory Documents on Accounting" dated September 18, 2006, the lines to record income and expenses from sources other than sales and extraordinary income and expenses have been deleted from the Profit and Loss Statement. In connection therewith, the Company

has changed its presentation of comparative data on other income and expenses for 2005. The amounts recorded in 2005 in the deleted Line 120 "Non-Sale Revenues" and Line 170 "Extraordinary Revenues" are shown in the 2006 Profit and Loss Statement in Line 090 "Other revenues". The data on other expenses is presented similarly.

5. Analysis and assessment of the balance sheet structure and profit dynamics (The audit was not carried out in respect of data set forth in this clause)

Analysis and assessment of the balance sheet structure

As of December 31, 2006 balance sheet structure is characterized as following:

	31.12. 2006
Absolute liquidity ratio	0.026
Current liquidity ratio	0.266
Own circulating assets (working capital) ratio	-6.65
Profitability of sales %	27.23

Absolute liquidity ratio is calculated as the ratio of monetary funds (line 260 of the balance sheet) and short-term financial investments (line 250 of the balance sheet) to short-term liabilities (line 690 of the balance sheet).

Current liquidity ratio is calculated as the ratio of circulating assets (line 290 of the balance sheet) to short-term liabilities (line 690 of the balance sheet).

Procurement with own circulating assets ratio is calculated as the ratio of own circulating assets (line 490 less line 190 of the balance sheet) to total value of own circulating assets (line 290 of the balance sheet).

Profitability of sales is calculated as the ratio of profit from sales (line 050 of the profit and loss statement) to revenue from sales (line 010 of the profit and loss statement).

Active investment programs of 2003-2006 (11,075.1 million rubles, 12,262.3 million rubles, 3,526.8 million rubles and 2,080.1 million rubles, respectively) allowed the Company to modernize its networks, increase number capacity and reach 65.28 % of digitization (69.91 % - in urban TN) thus making it possible to provide greater volume of new telecom services. According to 2007 budget the Company plans to allocate 3,024.1 million rubles for investment activity, which is up 45% (or by 943.1 million rubles) over 2006. In 2008 the Company plans to direct 2,500 million rubles to investment activity, and 3,500 million rubles – in 2009.

But such intensive development required large borrowings, and as of 31 December 2006 the Company's short-term liabilities exceeded the Company's current assets by 9,990 million

rubles. (by 13, 345 million rubles in 2005).

The Company undertakes measures aimed at improvements in balance sheet structure and liquidity:

- decrease in total amount of borrowings due to net profit from operations;
- concluding contracts with suppliers and contractors with delayed payment schedule (for the term up to 12 months);
- further optimization of costs;
- decrease in interest rates under the credits received earlier and the new ones;
- refinancing of short-term borrowing by attracting long-term fund resources.

In 2007 the Company plans to attract funds through bank credits, issue of promissory notes and floatation of bonds.

As of December 31, 2006 the Company had the following remaining amounts not raised under the open credit lines:

OJSC AKB Sberbank of the Russian Federation	516,000
OJSC Vneshtorgbank	500,000
Total	**1,016,000**

The Company plans to attract new bank credits by means of open tenders. On March 26, 2007 "UTK" PJSC announced an open tender for the right to extend a credit (to open a credit line).

Lot №1. Credit line with a total limit of 1,000,000,000.00 (one billion) rubles for a term of 3 years (May 2007 – May 2010).

Lot №2. Credit line with a total limit of indebtedness of 500,000,000.00 (five hundred million) rubles for a term of one year (May 2007 – May 2008). Period of the credit turnover is 30 (thirty) days. The turnover starts from the actual date of the credit provision.

The submitted applications will be examined by the Contest Commission on 25th April 2007. The Contest Commission will sum up the results of the competition on 27th April 2007.

Later the management plans to hold tenders for the right to open long-term credit lines with a total limit of 1,600,000 thousand rubles to be available in the third quarter of 2007.

The management received letters of intent from the following banks confirming their offers to provide additional credits:

OJSC AKB Bank of Moscow	2,000,000
OJSC Bank Uralsib	500,000
CJSC RaiffaizenBank Austria	580,000
Total	**3,080,000**

Thus, in addition to cash flows from core activities, the Company continues to rely on external sources of financing of its current operations and investments. As of the date of the financial statements the Company has a number of liabilities which sources of financing are not confirmed. The Company's Management plans to attract funds through open tenders and believes that such funds can be received in sufficient volume and on necessary conditions.

The management is sure that 2007 plans of repayment of the Company's debts as of December 31, 2006, as well as provision for payments under the credits of Credit Suisse

International, should it declare that all or part of the Loans be immediately due and payable (see note 6.14), will ensure the Company's continuous operation. When preparing the accounting reports, the management of the Company proceeded from the assumption that the Company will continue its activity in the foreseeable future and has no intention and necessity of liquidation, and, therefore, its liabilities will be repaid when due in the established order.

Profit dynamics in 2006

Activity	**Revenue (line 010 F.№ 2)**		**Cost price (line 020 F.№2)**		**Profit (line 050 F.№2)**	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**
Telecom services	16,561,534	17,873,014	11,968,419	13,794,936	4,593,115	4,078,078
Other	1,009,030	260,090	817,109	157,427	191,921	102,663
TOTAL:	**17,570,564**	**18,133,104**	**12,785,528**	**13,952,363**	**4,785,036**	**4,180,741**

In 2006 profit from sales grew due to reduction of the Company's costs. 2006 operating costs decreased by 8.4% over 2005 which was mainly attributable to changes in procedure of interaction between telecom operators resulted from introduction of new sector regulations.

6. Notes to essential balance sheet items.

6.1. Fixed assets (PP&E) (Item 120 of balance sheet)

As of January 1, 2006 the Company did not reappraise its fixed assets.

Change of PP&E value:

	2006	2005
Initial cost of fixed assets at the beginning of the period under report	**45,275,317**	**40,145,728**
Increase in PP&E value, total	2,883,484	5,591,933
Including due to:		
Acquisition of new objects	711,630	503,321
Construction of new objects, updating and reconstruction of existing objects	2,162,279	5,044,235
Including those received free of charge	9,945	24,456
Other additions	9,575	44,377
Depreciation (retirement) of PP&E , total	(324,269)	(462,344)
Including due to:		
Sale of PP&E	(,55,332)	(99,389)
Writing-off PP&E	(258,542)	(353,986)
Other disposals	(9,575)	(8,969)
Change of initial cost of fixed assets, total	**2,559,215**	**5,129,589**

Initial cost of fixed assets at the end of the period under report	**47,834,532**	**45,275,317**
Accumulated amortization at the beginning of the period under report	**(12,457,021)**	**(10,418,649)**
Change of amortization, total	(2,355,129)	(2,038,372)
Amortization charged for the period	(2,616,752)	(2,338,283)
other additions of depreciation	(20,587)	(43,034)
Depreciation due to sale of fixed assets	38,469	55,646
Depreciation due to writing off of fixed assets	229,952	285,647
Depreciation due to other retirements of fixed assets	13,789	1,652
Accumulated amortization at the end of the period under report	**(14,812,151)**	**(12,457,021)**
Total change of PP&E value	**204,085**	**3,091,217**

Initial cost of the fixed assets which are completely worn out but remain in operation as of December 31, 2006 (amortization charged is 100%), makes 3,592,535 thousand rubles (as of December 31, 2005 – 3,275,611 thousand rubles).

Fixed assets received under leasing agreements

As of December 31, 2006 the Company had 251 finance lease contracts for switches and other telecommunication equipment, vehicles. Lease periods are from 25 to 60 months. Two agreements consist of two stages and have individual schedules of lease payments, so the Company considers them as separate agreements. Five contracts concluded with Promsvyazleasing and RTK-LEASING have been fully paid and the property has been included in own fixed assets structure.

Value of fixed assets acquired under lease contracts:

	As of 01.01.2006	As of 31.12.2006
Fixed assets included in the Company's balance sheet		
- fixed assets initial cost	6,142,426	6,689,052
- accumulated amortization	678,339	1,149,248
- net book value	5,464,087	5,539,804
Fixed assets included in the Lessor's balance sheet		
- Fixed assets value under the contract	3,568	12,576

Amounts of impending leasing payments:

		including:

Payment period	Amount of payments, total	Fixed assets included in the Company's balance sheet (shown as liabilities in items 520 and 620 of the balance sheet)	Fixed assets included in the Lessor's balance sheet (not recorded as liabilities)
2007	1,414,005	1,409,919	4,086
2008 - 2012	1,796,293	1,791,065	5,228
TOTAL:	**3,210,298**	**3,200,984**	**9,314**

6.2. Capital Investments (Item 130 of balance sheet):

	As of 01.01.2006	As of 31.12.2006
Investments in non-current assets, total:	3,069,879	2,167,858
Including: Construction, modernization and reconstruction of fixed assets	2,618,473	1,745,344
Capital investments in rented fixed assets	2,101	2,100
Purchase of fixed assets	275,458	303,181
Purchase of fixed under finance lease contracts	173,847	117,232
Equipment to be installed	81,163	54,126
TOTAL:	**3,151,042**	**2,221,984**

In 2006 the Company put into operation PP&E for a total amount of 2,873,907 thousand rubles (516 objects).

The bulk of acquired and built fixed assets is telecommunications equipment and communication lines for a total amount of 2,718,092 thousand rubles (511 objects) which is 94.6% of total fixed assets put into operation.

The Company has 567 objects under construction and reconstruction.

2006 capex amounted to 2,053,942 ths rubles. "UTK" PJSC put into operation PP&E for the amount of 2,873,907 thousand rubles. PP&E for the amount of 23,215 thousand rubles were written off and sold.

Of the total amount of 2006 capex 215,695 thousand rubles were expended to bring the Company's networks to conformity with the regulatory documents' requirements to the structure of telecommunication networks and to traffic capacity.

6.3. Financial Investments (Items 140 and 250 of Balance Sheet)

Cost of financial investments of different types is shown in section 5 of form № 5 "Appendix to balance sheet".

Contributions to authorized capitals of subsidiaries, associates and other companies (items 141, 142, 143 of Balance sheet).

Main investments of the Company in charter capitals of subsidiaries, associates and other companies:

Company	Main activity	Cost of investment, as of 31.12.06	Equity interest %	Voting stock %	Total balance	Revenue
Subsidiaries						
OJSC "OK "Orbita"	Recreational services	354,400	100%	100%	543,208	210,468
"Yugsvyazstroy" CJSC	Construction works	34,634	100%	100%	226,733	65,519
"Kuzminov Stavtelecom" OJSC	Telecom services	29,665	100%	100%	235,299	59,191
TO"Aksent" Ltd	TV and radio broadcasting	19,673	51%	51%	1,252	1,282
CJSC TRK "Foton"	TV and radio broadcasting	9,403	51%	51%	5,190	11,769
"Factorial-99" Ltd	Consulting services	600	100%	100%	631	-
"UTK-Finance" Ltd	Financial services	20	100%	100%	9,464	-
"Intmashservice" Ltd	Repair, maintenance of communication facilities	8	100%	100%	43,433	70,732
"Armavirski zavod svyazi" CJSC	Cable production	18,000	100%	100%	129,208	106,376
Provision for impairment of financial investments in "Yugsvyazstroy" CJSC		-34,634				
Total:		**431,769**	-	-		
Associated companies						
CJSC "Stavropol sotovaya svyaz"	Cellular communication of AMPS – 800 MHz standard	27,106	50%	50%	26,516	2,207
CJSC "TeleRoss-Volgograd"	Telecom services	965	50%	50%	6,969	2,372
CJSC "TeleRoss-Kubanelectrosvyaz"	Telecom services	332	50%	50%	41,505	52,353
CJSC "Karachaevo-CherkesskTeleSot"	Cellular communication of GSM-900MHz	90	20%	20%	32,844	414

	standard					
CJSC "Volgograd-GSM"	Telecom services	50	50%	50%	1,630,032	1,335,897
CJSC "Kabardino-Balkarski GSM"	Cellular communication of GSM standard	40	20%	20%	21,690	129
CJSC "ZanElCom"	Internet services	25	45%	45%	-	-
CJSC "Telekompania IR"	TV and radio broadcasting	5	24%	24%	-	-
LLC "Yug-Giprosvyaz	Design works	2	24%	24%	106,200	125,620
Provision for impairment of investments		-27,131				
Total:		**1,484**	-	-		
Financial investments in other companies						
OJSC "Svyazintek"	IT consulting and software development	12,591	11%	11%		
CJSC "RusleasingSvyaz"	Leasing of equipment	1,424	3.65%	3.65%		
OJSC "BETO"	Production activity	614	0.16%	0.16%		
CJSC "TRANK"	TV and radio broadcasting	516	10%	10%		
OJSC " Aksay -3"	Production activity	285	0.01%	0.01%		
OJSC " Aksay -1"	Production activity	136	0.01%	0.01%		
OJSC AKB "Svyaz-Bank"	Banking services	119	0.2%	0.2%		
OJSC "Aksay-2"	Production activity	103	0.7%	0.7%		
CJSC "Rostelegraph"	Telecom services	64	15.68%	15.68%		

CJSC "Startcom"	Consulting services	55	11.1%	11.1%		
CJSC "Sfera-Incom"	Trading activity	40	4.4%	4.4%		
CJSC "Nalchikskaya sotovaya set"	Cellular services, AMPS	30	6%	6%		
OJSC KB "Kubanbank"	Banking services	26	0.03%	0.03%		
OJSC KKB "Creditbank"	Banking services	16	0.26%	0.26%		
OJSC "Donskoy Commercial Bank"	Banking services	10	0.01%	0.01%		
OJSC "Stavropol Promstroybank"	Banking services	10	0.03%	0.03%		
OJSC "Volgoprombank"	Banking services	8	0.008%	0.008%		
"Astrakhan-Page" Ltd	Telecom services	0.6	10%	10%		
LLC "Pyatigorsk subscriber commercial network"	Telecom services	0.4	4.9%	4.9%		
Provision for impairment of investments		-173				
Total:		**15,875**				
TOTAL: (sum of Balance sheet items 141, 142, 143)		**449,128**				

Income received in the form of dividends from long-term financial investments is reflected in the item «Income from participation in other organizations» in the profit and loss statement at the value of 121,589 thousand rubles (vs. 278,780 ths rub in 2005).

In October 2006 the Company concluded a contract of commission with CJSC "IK "RIKOM-TRUST" on sale of Sberbank shares owned by the Company. The retired shares' value in the sum of 5,402 thousand rubles was taken to other expenses and shown in item 100 of the profit and loss statement. Proceeds from sale made 9,856 thousand rubles and are shown in item 090 of the profit and loss statement.

In December 2006 the Company ceased its participation in OJSC AKB "Krasnodarbank" and OJSC "Concern BETO". At retirement the Company used 100%-provision for impairment of these financial assets that had been created beforehand.

Loans given to other organizations

Loans given by the Company as of December 31, 2006:

Name of the borrower	Loan value	Maturity date	Interest rate per annum	Received security (name/value)
Short-term loans				
- OJSC "OK "Orbita"	108,501	According to schedule of payments till 26.12.2007	13 %	none
OJSC "Svyazinvestmedia"	1,256	Upon presentation	5 %	none
LLC «Investment Projects»	4,707	Upon presentation	Interest-free	none
"Yugsvyazstroy" CJSC	52,000	According to schedule of payments till 11.12.2007	13%	none
Provision for impairment of the loan given to "Yugsvyazstroy" CJSC	-45,400			
TOTAL:	**121,064**	-		-

Reappraisal of financial investments in 2006

In 2006 no reappraisal of financial assets was made.

Data on provision for impairment of financial assets in 2006

Financial assets	Reserve as of 01.01.2006	Reserve created in 2006	Reserve funds used in 2006	Restitution of reserve in 2006	Reserve as of 31.12.2006
Total provision including:					
CJSC "Nalchikskaya Sotovaya Svyaz"	-	30		-	30
AKB "Krasnodarbank"	1,580	-	(1,580)	-	-
OJSC "Aksay-2"	103	-	-		103
CJSC "Sfera-Incom"	40	-	-	-	40
OJSC «Concern Beto»	25	-	(25)	-	-
CJSC «ZanElCom»	25	-	-	-	25
CJSC "Stavropolskaya Sotovaya Svyaz"	-	27,106	-	-	27,106
CJSC "Yugsvyazstroy"	-	80,034	-	-	80,034
TOTAL	**1,773**	**107,170**	**(1,605)**	-	**107,338**

6.4. Deferred Tax Assets (Line 145 of Balance Sheet)

Deferred tax assets movement in 2006:

Balance as of 01.01.2006	265,976
established in reporting period according to deducted temporal differences	90,616
paid to decrease tax payments	(124,409)
written off at retirement of assets for which they were established	-
balance as of 31.12.2006	232,183

6.5. Other non-current assets (line 150 of Balance sheet):

	As of 01.01.2006	As of 31.12.2006
Advances given for acquiring and creating of non-current assets	221,275	154,691
Deferred expenses for acquiring software products and databases	1,438,667	1,642,282
TOTAL:	**1,659,941**	**1,796,973**

Software Oracle E-Business Suite

The records of deferred expenses for the acquisition of software and databases include Company's costs of acquiring and implementation enterprise management software of Oracle E-Business Suite (hereinafter referred as OEBS):

	As of 01.01.2006	As of 31.12.2006
Cost of Oracle E-Business licenses and expenses for implementation	764,954	811,455
TOTAL:	**764,954**	**811,455**

In December 2006 the Company started stage-by-stage operation of the functionality of the OEBS software as applied to personnel and non-current asset accounting management. It has been implemented in 13 subsidiaries of the Company.

Since September 2006 the Company has been writing off to current costs any costs of acquisition and implementation of the OEBS software recorded as deferred expenses. "UTK" PJSC recognized costs of acquisition and implementation of the OEBS software amounting to 68,499 thousand rubles in normal operating costs structure.

They will be written off to normal operation costs during the useful life, which is defined to be 10 years.

The Company is planning to complete the implementation of the system in 2008 and 2009.

Software Amdocs Billing Suite

Deferred expenses for the acquisition and implementation of software and databases show the

Company's expenses for the acquisition of the Amdocs Billing Suite software for the purpose of unified automated settlements system implementation.

	As of 01.01.2006	As of 31.12.2006
Cost of Amdocs Billing Suite licenses	,524,517	524,211
Expenses on implementation	,64,478	220,027
TOTAL:	**588,995**	**744,238**

The project of implementation of the unified automated settlements system is expected to last 4-5 years.

The system implementation will be started in 2007.

Amdocs Billing Suite software was supplied in December 2004 by OOO "IBM Eastern Europe/Asia", at which point the Company transferred its 18 ordinary promissory notes for the sum of 648,810 ths rubles. As of 31 December 2006 the Company's accounts payable under ordinary promissory notes issued for security of payments were repaid in full.

The Company will amortize this asset to normal operation costs starting from the date of software implementation proportionally to the cost of implemented modules over their useful life fixed at 10 years.

6.6. Inventories

Structure of raw material, materials etc. (line 211 of the balance sheet):

	As of 01.01.2006	As of 31.12.2006
Cable	220,537	209,839
Fuel	11,968	10,480
Spare parts	84,019	77,515
Materials given for processing to outsider organizations	4,923	4,068
Construction materials	100,215	66,034
Small tools	71,770	57,863
Other inventories	262,925	253,926
TOTAL:	**756,357**	**679,725**

Provision for depreciation of inventories amounted to 7,293 thousand rubles in 2006 and were taken to other expenses (in 2005 such reserve was not established).

As of 31 December 2006 there were no inventories pledged.

6.7. Value added tax on acquired valuable assets (item 220 of Balance sheet):

VAT decrease by 806,270 thousand rubles as of 31 December 2006 was due to:

- VAT on the commissioned objects of capital construction that was paid to suppliers and contractors and claimed for recovery from the budget in 2006;

- changes in Chapter 21 of the Tax Code of the Russian Federation, effective from January 1, 2006, in accordance with the Federal Law №119-FZ of July 22, 2005. The changes were related to determination of the moment of the tax base definition for VAT purposes at selling

(transferring) goods (works, services) as the earliest of two dates: - day of shipment (transfer) of goods (works, services); - day of advance payment, partial advance payment for supply of goods (performance of works, provision of services), title transfer.

6.8. Long-term accounts receivable from buyers and customers (line 231 of Balance sheet):

	As of 01.01.2006	As of 31.12.2006
Receivables from buyers and customers for non-core activities	-	-
Receivables for sold assets	-	580
TOTAL:	-	**580**

6.9. Short-term accounts receivable from buyers and customers (line 241 of Balance sheet):

	Total receivables	Provision for impairment of receivables	Receivables excluding provision for impairment of receivables
As of 01.01.2006			
Receivables from individuals (for telecom services)	417,798	(35,134)	382,664
Receivables from social organization for tariff compensation of expenses connected with providing telecom services to privileged customers	553,859	(553,646)	213
Receivables from governmental customers for telecom services	94,912	(12,619)	82,293
Receivables from commercial organizations (excluding telecom operators)	112,630	(22,459)	90,171
Receivables from telecom operators for telecom services	135,092	(25,154)	109,938
Receivables from buyers and customers for non-core activities	26,439	(2,780)	23,659
Receivables for sold assets	20,988	,(16)	20,972
TOTAL as of 01.01.2006:	**1,361,718**	**(651,808)**	**709,910**
As of 31.12.2006			
Receivables from individuals (for telecom services)	342,567	(47,154)	295,413
Receivables from social organizations for tariff compensation of expenses connected with providing telecom services to privileged customers	121,580	(121,573)	7
Receivables from governmental customers for telecom services	83,592	(6,939)	76,653
Receivables from commercial organizations (excluding telecom operators)	139,319	(43,187)	96,132

Receivables from telecom operators for telecom services	190,530	(27,228)	163,302
Receivables from buyers and customers for non-core activities	44,898	(7,620)	37,278
Receivables for sold assets	16,672	-	16,672
TOTAL as of 31.12.2006:	**939,158**	**(253,701)**	**685,457**

Receivables from social organizations for tariff compensation of expenses connected with providing telecom services to privileged customers account for 12.9% of total accounts receivable from customers as of 31 December 2006 (vs.40.6% as of 1 January 2006).

In 2006 receivables from buyers and customers decreased by 31 % due to improvements in work with accounts receivable and timely actions aimed at their recovery as well as due to regulatory changes.

In particular, the Company recovered accounts receivable from social organizations for tariff compensation of expenses connected with providing telecom services to privileged customers in the amount of 432,279 thousand rubles through legal actions.

From 1 July 2006 new edition of the Rules of interconnection of telecom operators has come into force. In this connection the Company recalculated its settlements with telecom operators that resulted in a 40%-growth of accounts receivable versus the beginning of the year.

6.10. Other receivables to be recovered within 12 months from the reporting date (item 243 of Balance sheet)

	As at 01.01.2006	As at 31.12.2006
Taxes and fees	132,807	281,669
Social insurance	1,825	5,781
Advances distributed	650	811
Other operations of personnel	3,094	4,881
Other debtors:	356,531	259,856
- property and life insurance	1,157	102
- claims	67,704	4,085
- proceeds due to the Company	238,637	278,743
- other	49,033	106,280
Provision for impairment of bad debts in structure of other receivables	-	-129,354
TOTAL:	**494,907**	**423,644**

6.11. Authorized capital (item 410 of Balance sheet):

The Company's authorized capital is 1, 297, 779,385 rubles composed of 2,960,512,964 ordinary shares and 972, 151, 838 preference shares with par value of 0.33 ruble each.

Shareholders	ordinary shares		preference shares	
	Number (shares)	**Par value**	**Number (shares)**	**Par value**
Legal entities, total:	2,700,701,062	0.33	759,011,115	0.33
including:				
- "Svyazinvest" OJSC	1,500,670,705	0.33	-	0.33
- other legal entities, total	1,200,030,357	0.33	759,011,115	0.33
including:				
- Closed Joint -Stock Company "Depositary And Clearing Company"	498,522,944	0.33	204,583,219	0.33
- Closed Joint -Stock Company "U B S NOMINEES"	92,138,241	0.33	68,353,973	0.33
Closed Joint -Stock Company Commercial bank "CITYBANK"	109,861,217	0.33	376,768,676	0.33
"ING BANK EUROASIA ZAO" Closed Joint -Stock Company	196,512,520	0.33	20,065,863	0.33
Commercial bank "J.P. MORGAN BANK INTERNATIONAL" Company with Limited Liability	69,710,646	0.33	33,640,000	0.33
Non-commercial partnership "National Depositary Center"	191,615,746	0.33	37,277,310	0.33
Other legal entities	41,669,043	0.33	18,322,074	0.33
Individuals, total:	259,811,902	0.33	213,140,723	0.33
- employees of the Company	133,041,268	0.33	89,871,663	0.33
- other	126,770,634	0.33	123,269,060	0.33
TOTAL:	**2,960,512,964**	**0.33**	**972,151,838**	**0.33**

As of 31 December 2006 all authorized shares were fully paid.

Preference shares do not grant the right to vote. They cannot be converted into ordinary shares. The total amount paid as dividend on each preferred share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of preferred shares, which aggregate nominal value may not exceed 25 per cent of the Company's Authorized Capital.

6.12. Own shares bought out from shareholders (item 440 of Balance sheet)

As of December 31, 2006 the Company had no own shares bought out from shareholders.

6.13. Dividends

In 2006 pursuant to the resolution of the General Shareholders' Meeting the Company declared dividend payment for the year, ended December 31, 2005 in the amount of 0. 01031 rubles per an

ordinary share and 0.031395 rubles per a preference share. Total amount of dividend payable amounted to RUR 61,044 ths.

Shares	Number (shares)	Dividend per one share (RUR)	Total amount of dividend (RUR)
Type A preference shares	972,151,838	0.031395	30,520,698
Ordinary shares	2,960,512,964	0.01031	30,522,883
TOTAL:	**3,932,664,802**		**61,043,581**

2006 dividends are not reflected in the attached financial reports. The dividends will be reflected as usage of retained earnings during the year ended December 31, 2007 after their approval by the Annual General Shareholders' Meeting.

6.14. Credits and Loans (lines 510 and 610 of Balance sheet):

	Long-term		Short-term	
	01.01.2006	**31.12.2006**	**01.01.2006**	**31.12.2006**
Bank loans, total:	**3,675,277**	**6,367,943**	**3,539,747**	**763,071**
including:				
- Bank of Moscow	1,752,886	-	-	-
- AKB Sberbank	1,425,000	1,760,000	1,140,000	-
- Krasnodar branch of OJSC "Alfa-Bank"	-	-	938,714	-
- Vneshtorgbank	95,000	-	268,000	225,000
- OJSC AKB Yug-bank	-	-	-	100,197
- CJSC International Moscow Bank	-	-	-	300,266
- OJSC Promstroybank	400,000	-	152,171	-
- Volgograd branch of OJSC "Alfa-Bank"	-	-	228,947	-
-Volgograd branch of PromSvyazbank	-	-	-	-
- Vnesheconombank	2,391	-	811,915	-
- Credit Suisse International	-	4,607,943	-	137,608
Other borrowings, total:	**44,213**	**592,231**	**6,144**	**145,685**
Including:				
- Volgograd «Narodniy telefon» - interest-free loans from individuals till 2014	20,141	17,178	6,144	7,864

- Stavropol «Narodniy telefon» - interest-free loans from individuals till 2011	24,072	24,072	-	-
Ministry of Finance of the Russian Federation (amicable agreement on record № A-32-27336/2005-26/852)	-	550,981	-	137,821
Bonded loans	**4,500,000**	**3,250,000**	**7,257,534**	**6,422,460**
-series 01 bond issue	-	-	1,500,000	-
-series 02 bond issue	-	-	1,500,000	1,500,000
-series 03 bond issue	-	-	3,500,000	3,500,000
-series 04 bond issue	4,500,000	3,250,000	500,000	1,250,000
- coupon income on the bond of 01,02,03,04 series	-	-	257,534	172,460
Promissory notes	**211,808**	**948,024**	**1,119,043**	**850,381**
- LLC Brokerage firm "North-Western investment center"	-	-	290,000	-
OJSC "Vneshtorgbank"	211,808	948,024	827,156	211,808
Nec Neva	-	-	1,887	-
OJSC AKB "Svyaz-Bank"	-	-	-	638,573
Total:	**8,431,297**	**11,158,198**	**11,922,468**	**8,181,597**

Liabilities to Ministry of Finance of the Russian Federation

In 1995-1996 Ministry of Finance of the Russian Federation granted the Company a long-term financing for buying telecommunication equipment from foreign suppliers. "Vnesheconombank" acted as the agent, crediting the Company on behalf of the government of the Russian Federation. EURO was the currency of the contract. In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Company concerning the repayment of debts overdue to Vnesheconombank valued at 973,609 thousand rubles (28,200,871 Euro) as of June 30, 2005.

In December 2006 the Company concluded an amicable agreement with the Ministry of Finance of the Russian Federation which conditions were approved by the Arbitration court of the Krasnodar kray on 5 March 2007. The amicable agreement has come into force since December 27, 2006 providing for settlement of debts through their re-structuring with simultaneous write-off of penalty interest charged for late fulfillment of obligations. Restructured debts will be paid (repaid) annually by equal portions till January 1, 2012.

Revenues from writing-off penalty interest amounting to 329,787 thousand rubles (9,525,995 euro) are presented as revenues from writing-off accounts payable in the structure of the Company's other revenues for 2006 (explanatory notes item 7.3).

The amicable agreement with the Ministry of Finance of the Russian Federation being effective since December 27, 2006, the Company reflected a reserve of upcoming expenses of 126,748 thousand

rubles for payment of the remuneration to the consulting firm «Stolichnoe Buro Audita» LLC, which represented the Company's interests in the Arbitration Court.

As of December 31, 2006 total restructured debt due to the Ministry of Finance of the Russian Federation amounted to 688,726.8 thousand rubles (19,850,036.66 euro), 137,745.4 thousand rubles (3,970,007.3 euro) of which are short-term debt.. The interest of 2% per annum is added to the restructured debts, which are subject to payment annually, prior to 31st of December of the corresponding year. As of 31 December 2006 past due interest was 76 thousand rubles.

To ensure fulfillment of obligations under the amicable agreement, the Company concluded with the Ministry of Finance of the Russian Federation a pledge of property agreement for total amount of 1,260,214 thousand rubles (excl. VAT).

- on 19.10.2006 the Company concluded Credit Agreement №1020 with the Krasnodar branch of Sberbank № 8619 for the sum of 150,000 thousand rubles. Maturity date is 14.04.2008. Interest rate is 9.5% per annum. The security under the credit is telecommunications equipment for the sum of 155,920.17 ths rubles.

- on 25.10.2006 the Company concluded Credit Agreement №1025 with the Krasnodar branch of Sberbank № 8619 for the sum of 110,000 thousand rubles. Maturity date is 21.04.2008. Interest rate is 9.5% per annum. The security under the credit is telecommunications equipment for the sum of 112,993.00 ths rubles.

- on 25.10.2006 the Company concluded Agreement №3572 with AKB "Yugbank" to open an open-end credit line for the sum of 200,000 thousand rubles. The tranches shall be given for the term of no more than 30 days. Final maturity date is 30.03.2007. Interest rate is 6.5% per annum. The credit is unsecured.

- on 27.02.2006 the Company concluded Credit Agreement №11/06 with Vneshtorgbank, Krasnodar for the sum of 160,000 thousand rubles. Maturity date is 26.05.2006. Interest rate is 9.75% per annum. The credit is unsecured. As of 31.12.2006 the credit has been fully repaid.

- on 13.03.2006 the Company concluded Credit Agreement №13/06 with Vneshtorgbank, Krasnodar for the sum of 150,000 thousand rubles. Maturity date is 08.09.2006. Interest rate is 10.25% per annum. The credit is unsecured. As of 31.12.2006 the credit has been fully repaid.

- on 22.05.2006 the Company concluded Credit Agreement №32/06 with Vneshtorgbank, Krasnodar for the sum of 130,000 thousand rubles. Maturity date is 19.08.2006. Interest rate is 9.75% per annum. The credit is unsecured. As of 31.12.2006 the credit has been fully repaid.

- on 25.04.2006 the Company concluded Credit Agreement №24/06 with Vneshtorgbank, Krasnodar for the sum of 200,000 thousand rubles. Maturity date is 23.07.2006. Interest rate is 9.75% per annum. The credit is unsecured. As of 31.12.2006 the credit has been fully repaid.

- on 27.04.2006 the Company concluded Credit Agreement №25/06 with Vneshtorgbank, Krasnodar for the sum of 200,000 thousand rubles. Maturity date is 25.07.2006. Interest rate is 9.75% per annum. The credit is unsecured. As of 31.12.2006 the credit has been fully repaid.

- on 27.07.2006 the Company concluded Credit Agreement №43/06 with Vneshtorgbank, Krasnodar for the sum of 200,000 thousand rubles. Maturity date is 24.10.2006. Interest rate is 9.75% per annum. The credit is unsecured. As of 31.12.2006 the credit has been fully repaid.

- on 28.07.2006 the Company concluded Credit Agreement №44/06 with Vneshtorgbank, Krasnodar for the sum of 200,000 thousand rubles. Maturity date is 25.10.2006. Interest rate is 9.75% per annum. The credit is unsecured. As of 31.12.2006 the credit has been fully repaid.

- on 25.10.2006 the Company concluded Credit Agreement №77/06 with Vneshtorgbank, Krasnodar for the sum of 130,000 thousand rubles. Maturity date is 23.10.2007. Interest rate is 9.75% per annum.

The credit is unsecured.

- on 22.02.2006 the Company concluded Agreement №05OKB/15/33-06 on opening of an open-end credit line with AKB "Bank of Moscow" for the sum of 200,000 thousand rubles. The tranches shall be given for the term of no more than 30 days. Final maturity date is 21.02.2007. Interest rate is 7.5% per annum. The credit is unsecured.

- on 26.05.2006 the Company concluded Credit Agreement №060/326/06 with CJSC International Moscow Bank for the sum of 300,000 thousand rubles. Maturity date is 26.11.2007. Interest rate is 10.8% per annum. The security under the credit is telecommunications equipment for the sum of 392,092.68 ths rubles.

- on 25.10.2006 the Company concluded Additional Credit Agreement № R-87/06 to Bank Account Contract № 504 of 22.04.2005 with Promsvyazbank, Volgograd for the sum of 200,000 thousand rubles. The tranches shall be given for the term of no more than 30 days. Final maturity date is 23.04.2007. Interest rate is 7% per annum. The credit is unsecured.

Syndicated credit

UTK" PJSC and «Credit Suisse International» signed USD 50,000,000 Term Credit Facility Agreement and USD 125,000,000 Guaranteed Term Credit Facility Agreement on 31st August 2006 and 15th September 2006, respectively. CREDIT SUISSE INTERNATIONAL acted as Original Lender and CREDIT SUISSE, LONDON BRANCH acted as Agent and Security Agent.

The first loan facility is repayable in 37 months including a 24-months grace period. The interest rate on the loan is the percentage rate per annum, which is the aggregate of LIBOR and the "Margin" of the bank (5.6%). The Company obtained the credit in order to re-finance its debts. The credit facility is secured by pledge of equipment for the total amount of 1,673,403 thousand rubles. In connection therewith "UTK" PJSC signed Pledge of Equipment Agreement with «Credit Suisse London Branch» as Pledgee in respect of USD 50,000,000 Term Credit Facility Agreement.

The second credit facility is repayable in 7 years with grace period of 4 years. The interest rate on the loan is the percentage rate per annum, which is the aggregate of LIBOR and the "Margin" of the bank (4.40%). The Company obtained the credit in order to re-finance its debts. The second credit facility is secured by bank guarantee. In connection therewith "UTK" PJSC signed Bank Guarantee Agreement with Bank for Foreign Trade (Vneshtorgbank) in respect of USD 125,000,000 Guaranteed Term Credit Facility Agreement under which it undertook to pay commission fee for the sum of 0.3% of the Guarantee amount. The Company also signed Pledge of Equipment Agreement for the total amount of 3,360,652 thousand rubles (125.375 thousand USD) with Bank for Foreign Trade (Vneshtorgbank) in respect of USD 125,000,000 Bank Guarantee Agreement.

The Credit Term Facility Agreements between the Company and Credit Suisse International contain financial covenants to be satisfied by the Company as of the end of each quarter. These financial covenants should be determined on the basis of the accounting reports made according to the Russian Accounting Standards. In the fourth quarter of 2006 the Company did not meet the requirements of the financial covenants under the credit agreements with Credit Suisse International. In this connection the bank may declare all or part of these loans be immediately due and payable. The management of the Company asked Credit Suisse

International to effect a waiver which related to the Company's failure to meet the Financial Covenants for the fourth quarter of 2006. At the moment of preparation of the financial reports by the Company Credit Suisse international has not confirmed its consent to effect such a waiver.

In order to have funds in case Credit Suisse International declares all loans be immediately due and payable, the management of the Company obtained an official offer from AKB "Svyaz-bank" for guaranteed financing of 175,000,000 US dollars within 5 days after the Company's consent to accept the conditions of the offer. This offer is valid till September 2013. The interest rate on the credit is the percentage rate per annum which is the aggregate of LIBOR and the "Margin" of the bank (4.4% under USD 125,000,000 Credit Facility and 5.6% under USD 50,000,000 Credit Facility). The Company will start to repay debts to AKB "Svyaz-bank" from September 2008.

Thus, the management believes, that the Company will be able to make payments under obligations of the syndicated credit in case Credit Suisse International declares it be immediately due and payable.

Bonded loans

In March 2006 the Company paid out in full the fifth coupon income under UTK series 01 bonds. Total amount of the fifth coupon yield to be paid under all UTK series 01 bonds made 106,500 thousand rubles. The coupon income under one bond amounted to 71 rubles. The obligation was fulfilled in time prescribed by the Decision on the Bond Issue and the Offering Circular.

In September 2006 the Company redeemed the nominal value of UTK series 01 bonds to the amount of 1,500,000 thousand rubles. At the same time the Company paid out in full the sixth coupon income on the bonds. Total amount of the sixth coupon yield to be paid under all UTK series 01 bonds made 106,500 thousand rubles. The coupon income under one bond amounted to 71 rubles. The obligation was fulfilled in time stipulated by the Decision on the Bond Issue and the Offering Circular.

In February 2006 the Company paid out in full the 4th coupon on UTK's 02-series bond issue. The total amount of the fourth coupon yield was 89,760 thousand rubles. A Rub 59.8 coupon yield was paid per bond. The obligation was fulfilled in time stipulated by the Decision on the Bond Issue and the Offering Circular.

In February of 2006 all obligations provided by "UTK" PJSC offer to buy back series 02 bonds presented for redemption were fulfilled on time and completely. During the offer the Company acquired the bonds presented for redemption to the amount of 217,595,923.70 rubles (including 65,923.70 rubles of accumulated fifth coupon income). The Company satisfied fully all claims in time stipulated in the Decision on the Bond Issue. The agent for the offer was AKB Rosbank.

In August 2006 the Company paid out in full the 5th coupon on UTK's 02-series bond issue. The total amount of the fifth coupon yield to be paid out was 78,540 thousand rubles. A Rub 52.4 coupon yield was paid per one bond. The obligation was fulfilled in time stipulated by the Decision on the Bond Issue and the Offering Circular.

In April 2006 the Company paid out the third coupon income under UTK series 03 bonds.

Total amount of the third coupon yield made 215, 845 thousand rubles. The yield of 61.7 rubles was payable on each bond. The obligation was fulfilled in time stipulated by the Decision on the Bond Issue and the Offering Circular.

Decision on 03 series bond issue provided for a buyback option in April 2006. The call option was to be exercised on 14 April 2006 but no notification of intention to sell UTK series 03 bonds was submitted.

In October 2006 the Company paid out in full the fourth coupon yield on UTK series 03 bonds. The amount of the fourth coupon yield payable totaled 191,275 thousand rubles. The fourth coupon yield of 54.6 rubles was paid out on each bond of the issue. The obligation was fulfilled in time stipulated by the Decision on the Bond Issue and the Offering Circular.

In March, June, September and December of 2006 the Company paid out in full first- fourth coupon yields on UTK series 04 bonds. Total amount of each coupon yield payable under all UTK series 04 bonds made 130,900 thousand rubles. The coupon income on one bond of the issue amounted to 26.2 rubles. The obligations were fulfilled in time stipulated by the Decision on the Bond Issue and the Offering Circular.

In December 2006 the Company fulfilled in full its obligation on redemption of the first part (10 percent) of the nominal value of UTK series 04 bonds to the amount of 500,000,000 rubles. The obligation was fulfilled in time prescribed by the Decision on the Bond Issue and the Offering Circular.

Promissory notes

In 2006 the Company issued 111 promissory notes for the amount of 2,462,365 ths rubles for the term ranging from 14 days to 1.5 years at the discount from 7% to10% per annum. The notes are to be redeemed in 2006-2008. In 2006 the notes for the amount of 725,635 thousand rubles were retired. The Company's expenses associated with discount payments amounted to 151,263 thousand rubles (versus 306,777 ths rub in 2005) and were reflected in line 070 "Interest payable" of the Profit and Loss Statement.

The Company executed the following promissory notes sales and purchase agreements:

- with OJSC "Vneshtorgbank", Krasnodar for total sum of 948,024 ths rubles at the discount of 10% for the term of 1.5 years. The notes are to be redeemed in 2008.

- with OJSC AKB "Svyaz-bank", Moscow, for total sum of 1,042,988 ths rubles at the discount from 9% to 9.5% for the term from 3 months to 1 year. The notes are to be redeemed in 2006-2007. In 2006 the Company redeemed notes for total sum of 404,416 ths rubles.

- with CJSC "Russian Industrial bank", Moscow, for total sum of 120,288 ths rubles at the discount of 7% for the term of 14 days. Maturity date is in April 2006. As of 31 December 2006 the notes were fully retired.

- with OJSC "Promyshlenno-stroitelny bank", Saint Petersburg, for total sum of 200,932 ths

rubles at the discount of 8.5%. Maturity date is in September 2006. As of 31 December 2006 the notes were fully retired.

- with "Yug-Giprosvyaz" LLC for repayment of debts for total sum of 150,073 ths rubles at the rate of 7% for the term of 1 year. The notes are to be redeemed in 2007.

Repayment schedule of long-term credits and loans as of December 31, 2006:

	Credits and Loans	Bonded loans	Promissory notes	Total
during 2008	2,743,056	750,000	948,024	4,441,080
during 2009	983,455	6,000,000	-	6,983,455
during 2010	1,162,413	-	-	1,162,413
during 2011	1,046,119	-	-	1,046,119
after 2011	1,025,131	-	-	1,025,131
TOTAL:	**6,960,174**	**6,750,000**	**948,024**	**14,658,198**

The Company's expenses associated with obtaining and using loans and credits are charged to:

	2006	2005
- other expenses	2,083,415	2,415,936
- the value of investment assets	4,480	11,509
TOTAL	**2,087,895**	**2,427,445**

6.15. Deferred tax liabilities (line515 of Balance sheet)

Movement of deferred tax liabilities in 2006:

Balance as of 01.1.2006	928,388
Established in the reporting period for taxable temporary differences	282,994
repaid for increase in tax payment	(84,546)
written off at retirement of objects for which the temporal differences were established	-
Balance as of 31.12.2006	**1,126,836**

6.16. Other long-term liabilities (line 520 of the balance sheet)

	As of 01.01.2006	As of 31.12.2006
Accounts payable to suppliers and contractors (trade payables)	3,220,316	1,799,042
Long-term part of tax liabilities	50	42
TOTAL:	**3,220,366**	**1,799,084**

6.17. Accounts payable

Taxes payable (line 625 of the balance sheet):

	As of 01.01.2006	As of 31.12.2006
Value added tax	111,025	58,022,
Income tax	375	1,500,
Individual income tax	31,819	38,215
Property tax	171,062	174,707
Transport tax	541	1,182
Land tax	31	1,151
Imputed income tax	9	9
Other taxes and fees	509	337
TOTAL:	**315,370**	**275,123**

Value-added tax payable to the budget decreased by 53,003 thousand rubles, mainly due to reduction of revenues from ordinary activities owing to changes in settlement system with long-distance operators.

Total tax payables reduced by 172 thousand rubles due to cancellation of some regional and local taxes.

In 2006 0.01 % of taxes were paid in non-monetary form (vs. 0.08% in 2005)

Other accounts payable (line 626 of the balance sheet):

	As of 01.01.2006	As of 31.12.2006
Advances distributed	231	312
Payables to personnel for other operations	168	54
Payables to other creditors including:	634,361	514,519
- Payables in relation to deposited money	1,138	1,979
- Payables in relation to deferred value-added tax	124,918	11,178

- Payables in relation to voluntary property and life insurance	1,189	4,664
- Payables in relation to claims	129	111
- Payables to universal service reserve	136,980	167,043
Other settlements including:	370,007	329,544
- Vnesheconombank (penalty interest)	270,343	-
- settlements with long-distance operators under agency agreements	-	141,957
- Non-commercial partnership	27,930	155,930
- Trustees (clients, principals)	28,038	3,217
- CJSC "Vestelcom" (joint activity)	17,310	-
- trade union	4,494	5,248
- Payments under agency agreements related to provision of telecom services	-	4,611
- Alimony payments	2,723	3,013
- other	19,169	15,568
TOTAL:	**634,760**	**514,885**

Other Accounts payable decreased by 119,875 thousand rubles over 2005, for the most part, due to reduction of penalty interest due to Vnesheconombank by 270,343 thousand rubles.

In 2006 pursuant to the Law «On Telecommunications» and according to the procedure stipulated by the Decree of the Government of the Russian Federation N243 dated April 21, 2005 the Company made obligatory for telecom operators payments to a universal service reserve in the amount of 167,043 thousand rubles (versus 136,980 ths rub in 2005).

In 2006 the established size of payments to a universal service reserve was 136,980 thousand rubles. In 2005 the Company did not transfer money to a universal service reserve. During 2007 the Company plans to transfer the reserve amount established for 2006 in full.

6.18. Deferred income (line 640 of the balance sheet)

	As of 01.01.2006	**As of 31.12.2006**
Budgetary funds of target financing, total	2,108	98
including		
- civil defense	35	13
- preparedness activity and keeping of mobilization reserve	2,073	83
- budgetary funds in the form of money for other purposes	-	2
- budgetary funds in other forms for other purposes	-	-

Funds of target financing (apart from budgetary funds)	99,992	12,662
Deferred income, total	253,961	240,302
including		
- gratuitous earnings	251,742	238,515
- other deferred income	2,219	1,787
TOTAL:	**356,061**	**253,062**

6.19 Reserves for forthcoming expenses (item 650 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Reserve for forthcoming payment for leaves	190,661	178,418
Reserve for payment for the year business results	293,548	245,249
Other reserves	96,876	254,714
including - current monthly bonuses	53,082	13,509
- current quarterly bonuses	43,794	74,004
- bonuses to members of the Board of Directors	-	15,966
- bonuses to the members of the Management Board	-	2,517
- bonuses to the members of the Coordination Board	-	1,899
- remuneration to the consulting firm «Stolichnoe Buro Audita» LLC	-	126,748
- other	-	20,071
TOTAL:	**581,085**	**678,381**

6.20. Obligations and payments collaterals (security) given (line 906 of Balance sheet)

Description	As of 01.01.2006	As of 31.12.2006
Security given to third parties	2,351,275	1,429,987
Pledged property	9,014,940	7,626,390
Total:	**11,366,215**	**9,056,377**

Obligations and payments collaterals (security) given reduced by 2,309,838 thousand rubles over 2005 mainly due to termination of pledge agreements during 2006 and the reduction of the sum of security given to third parties due to repayment of credit contracts by RTC-Leasing.

During 2006 the following pledge agreements were terminated:

- with Krasnodar branch of Alfa-bank (№ 79705-Z of 27.10.2004, № 79149-Z of 29.04.2004, № 79172 - Z of 06.05.2004, № 79257-Z of 03.06.2004, № 80079-Z of 05.05.2005) for total amount of 1,570,158,242.00 rubles.

- with Krasnodar branch of the RF Sberbank (№ 562-Z of 12.05.2005, № 10003-Z of 11.07.2005, № 464-Z of 20.12.2004, № 533-Z of 29.03.2005, № 499-Z of 09.02.2005) for total amount of 1,138,679,647.57 rubles.
- with Krasnodar branch of Promstroybank (№ 57/1/04 of 29.04.2004) for total amount of 1,277,327,500.00 rubles.
- with Krasnodar branch of Vneshtorgbank (№ 103/04-DZ of 30.09.2004, № 14/05-DZ of 09.03.2005) for total amount of 305,769,769.43 rubles.
- with Krasnodar branch of Bank of Moscow (№ 050KB/15/234-05 of 25.08.2005) for total amount of 2,131,287,200.00 rubles.
- The Company's liabilities under Contract № JRU 418-01-97309 with Lucent Technologies were cleared in the amount of 155,117,026.14 rubles.
- with NEC Neva Switched Systems (Pledge Agreement № NNC/2001-005/Z of 24.07.2001) for total amount of 37,271,178.76 rubles.
- with Volgograd branch of Alfa-bank (№ 1943/Z of 23.04.2004) for total amount of 468,000,000.00 rubles.

7. Notes to essential items of profit and loss statement

7.1. Revenues from ordinary activities

Revenues from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees):

	2006	2005
Long distance telephone calls, domestic and international	-	4,507,850
Services related to rendering long-distance and international communication services by long-distance operators	720,684	-
Local calls (urban and rural TNs)	8,406,187	7,789,189
Intra-zone calls	3,043,564	2,598,139
Radio communication, radio and TV broadcasting, satellite communication	44,679	36,628
Wired radio broadcasting	238,170	190,881
Documentary services	2,111,294	1,542,473
Other telecom services (core activities)	64,811	15,665
Interconnection and traffic transit services	2,652,829	1,192,189
Other services (non-core activities)	288,346	260,089
TOTAL:	**17,570,564**	**18,133,104**

Long-distance and international telephone communication

The new regulatory documents coming into effect, rules for the provision of intra-zone, long-distance and international communication services by telecom operators to end users have changed since 2006.

In 2006, the Company ceased to provide long-distance and international communication services to users, since in accordance with the new rules, such services may only be provided in the Russian Federation's territory by long-distance operators having appropriate licenses. Since 2006 the Company has been providing intra-zone telephone services to users under the appropriate license.

Intra-zone telephone communication

Intra-zone telephone communication services include providing to users:

- telephone connections between users connected to the fixed telephone communication network within a Russian Federation subject territory,
- telephone connections between users connected to the fixed telephone communication network and users connected to a mobile communication network, when the subscriber numbers of the calling and the called party and/or user are in the numbering resource of the geographically identifiable and geographically unidentifiable numbering zones, respectively, assigned to the same subject territory of the Russian Federation.

From January 1, 2006 limit tariffs for the intra-zone communication services offered to fixed telephone communication network users are set by Order No. 732-c/6 of the Federal Tariff Service of Russia dated December 20, 2005. The Company has set the following tariffs for intra-zone communication services:

– in Stavropol and Krasnodar krays, Astrakhan, Volgograd and Rostov regions

№№ of item	№№ of sub-item	Kind of services	For all user categories		
			Tariffs during business days from 7.00 a.m. till 09.00 p.m. (busy hours), rubles	Tariffs during business days from 09.00 p.m. till 12.00 p.m., during week-ends and holidays round the clock, rubles	Tariffs during business days from 00.00 a.m. till 07.00 a.m. , rubles
1		Provision of automatic intra-zone telephone calls to fixed-line users			
	1.1	Up to 100 km	2.00	1.60	1.00
	1.2	101 to 600 km	4.00	2.94	2.00

– Adygeia Republic, "Kabardino-Balkarian Republic, Kalmykia Republic, Karachaevo-Cherkessian Republic, Severnaya Osetia - Alania Republic:

№№ of item	№№ of sub-item	Kind of services	For all user categories		
			Tariffs during business days from 7.00 a.m. till 09.00 p.m. (busy hours), rubles	Tariffs during business days from 09.00 p.m. till 12.00 p.m., during week-ends and holidays round the clock, rubles	Tariffs during business days from 00.00 a.m. till 07.00 a.m. , rubles

1		Provision of automatic intra-zone telephone calls to fixed-line users			
	1.1	Up to 100 km	1.60	1.28	0.80
	1.2	101 to 600 km	3.20	2.56	1.60

Due to the changes in the Federal Law on Communications that came into effect on July 1, 2006 to abolish the payment for incoming calls to any telephone, the pattern of interaction between the fixed communication operators and mobile radio telephone communication operators has changed, as well as the pattern of settlements for telephone communication services provided. Connections from fixed telephone network users to mobile radio telephone network users are charged as intra-zone telephone connections. The limit tariffs for intra-zone telephone connections fixed telephone network users to mobile radio telephone network users were set by Order No. 123-c/1 of the Federal Tariff Service of Russia dated June 19, 2006 at the rate from RUR 0.75 (minimum tariff) to RUR 1.50 (maximum tariff) per minute of connection. The Company has set its tariffs for these intra-zone telephone connections at the limit maximum level, i.e. at RUR 1.50 per minute.

Before July 1, 2006 such intra-zone telephone communication services were charged at tariffs for local telephone connections.

Fee for telephone calls from fixed-line subscribers in the cities of regional and republican centers of the subjects of the Southern federal district where there was no technical opportunity to introduce SPUS, to mobile subscribers was included in monthly subscriber fee when providing local telephone connections. Telephone calls from fixed-line subscribers of other localities in the subjects of the Southern federal district to mobile subscribers were charged at intra-zone and long-distance tariffs used at the nearest switching mobile center.

In 2005, the income from intra-zone telephone connections provided to users were not separated, since the Company's tariffs for long-distance telephone communication services were approved by authorities without separating the value of the tariff for intra-zone telephone communication. Therefore, the data on the 2006 and 2005 incomes from intra-zone and long-distance services are not comparable due to new statutory documents effective from 2006 and regulating such services, and due to separation of the licenses obtained between the Company and the long-distance operators.

In 2005, the income from intra-zone telephone connections provided to users were recorded as income from long-distance communication, amounting to 1,963,011.6 thousand rubles (plus 25,110.7 thousand rubles of proceed from payphones).

Services related to rendering long-distance services by long-distance operators

In 2006, the Company started its activity as agent for long-distance operators providing these services to users. For this purpose, the Company signed contracts with OJSC Rostelecom and OJSC MTT, under which it provides them services in support to long-distance services, such as:

- processing a subscriber order for DLD and ILD services according to both urgent and order service systems;
- billing of DLD and ILD services;
- preparation, formation and storage of necessary documents and book accounts;

- agency services on collection of payments from subscribers and on information service, work with claims, on behalf and at the expense of long-distance operators;
- delivery of documents.

With regard to long-distance operators' intentions to set up direct management of settlements with users, the Company's Management expects that these earnings will decrease in the forthcoming periods.

Interconnection and traffic transit services

In 2006, the Company provided interconnection and traffic transit services to communication operators in accordance with Resolution No. 161 of the Russian Federation Government "On Approval of the Rules for Connection and Interaction of Telecommunication Networks" dated March 28, 2005.

By the Order of the Federal Communication Supervision Service of 01.11.2005, the Company has been included in the Register of operators having a significant status in public communications network. Therefore the Company's tariffs for interconnection and traffic transit services are subject to governmental regulation.

As of the beginning of 2006, the limit tariffs for the said services were not approved, and as a result, the Federal Communication Supervision Service permitted the Company to set the tariffs at its own discretion. From January 1, 2006 till March 31, 2006 the Company used the tariffs for interconnection and traffic transit services approved by the Company's Orders №176 of June 17, 2003, №396 of October 18, 2004, №419 of October 29, 2004. From April 1, 2006 till June 30, 2006 the Company applied the tariffs for interconnection and traffic transit services approved by the Company's Order №69P of March 31, 2006.

Interconnection services

From July 1, 2006, by Order No. 51 of the Federal Communication Supervision Service dated June 19, 2006, the limit connection service prices were set for the Company, including the limit prices for arrangement of a connection point and the limit prices for connection point maintenance. The Company has set the prices for connection services at the maximum level of the limit prices. However the established prices for interconnection services are essentially lower than those used by the Company prior to July 1.2006. As a result, the Company's revenues from interconnection services have decreased. The prices for arrangement of a connection point at a local level have been reduced by 24 times, at a zonal level – by 15 times. The prices for connection point maintenance at a local level have been reduced by 3 times, at a zonal level - by 20 times.

The Company's revenues from interconnection services amounted to 425,653 thousand rubles in 2006 (vs. 698,120.2 ths rub in 2005), of which:

- 17,220 thousand rubles from payments for connection point arrangement (43,136.7 ths rub in 2005),
- 408,433 thousand rubles from payments for connection point maintenance (654,983.5 ths rub in 2005).

In 2005, in accordance with Resolution No. 1331 "On Approval of the Basic Provisions on Settlements between Operators of Telecommunication Networks Forming the Public Access Telecommunication Network for Provided Resources and for Contribution to Transmission of

the Networks' Traffic" dated October 17, 1997, the Company received revenues from providing access to public switched telecommunication network. The said payments of 2005 are similar to 2006 payments for connection point arrangement. In 2005 the Company received revenues from for connection point maintenance which are similar to 2006 payments for connection point maintenance In 2005 payments for connection point maintenance were reflected in revenues from telecom operators, from other telecom services (from interconnection services, lease of network resources, etc.).

Traffic transit services

Taken together, traffic transit services mean:

- services of local and zonal call initiation from the Company's network,
- services of local and zonal call initiation from a connected operator's network,
- services of local and zonal termination of calls on the Company's network,
- services of local and zonal termination of calls on a connected operator's network,
- services of local and zonal call transit.

From July 1, 2006, by Order No. 51 of the Federal Communication Supervision Service dated June 19, 2006, the limit traffic transit service prices for public switched telephone networks were set for the Company. The Company set its prices for call initiation and termination at the maximum level of the limit prices while entitling its branches to establish their own tariffs agreed with the General Management, depending on customer demand as well as to differentiate the tariff using at least 0.7-ratio to maximal limit prices.

By Resolution No. 627 of the Russian Federation Government "On Governmental Regulation of Prices for Connection Services and Traffic Passage Services Provided by Operators Having a Material Position in the Public Access Communication Network" dated October 19, a compensation bonus to the price for initiation of local and zonal calls aimed intending to achieve an intra-zone, long-distance, or international connection, is granted to operators for the period till January 1, 2008. By Order No. 732-c/6 of the Federal Tariff Service of Russia dated 20.12.2005, a compensation bonus of RUR 0.64 per minute to the price for local and zonal call initiation services was granted to the Company.

In 2006, the Company's revenues from traffic transit services consisted of:

- payments by OJSC Rostelecom:
  - for services of zonal call initiation from the Company's network (the payments include the compensation bonus),
  - for services of zonal call initiation from a connected operator's network,
  - for services of zonal termination of calls to the Company's network
  - for services of zonal termination of calls to connected operators' networks;
- payments by OJSC MTT:
  - for services of zonal call initiation from the Company's network (the payments include the compensation bonus),
  - for services of zonal call initiation from a connected operator's network,
  - for services of zonal termination of calls to the Company's network
  - for services of zonal termination of calls to connected operators' networks
  - for services of zonal transit of calls;
- payments by operators connected to the Company's network at the local and zonal levels, for call termination services,
- payments by data transmission network operators for cal initiation services.

In 2005, the Company's revenues from traffic transit services had a different structure, and can not be compared with 2006 revenues from traffic transit. In particular, in 2005 the Company received revenues from traffic transit through its intra-zone network (termination from the OJSC Rostelecom and OJSC MTT networks) and from lease of equipment and facilities to operators whose networks were connected to the Company's network at the local and zonal levels.

In 2006 the Company's revenues from traffic transit services amounted to 2,227,175 thousand rubles, of which 534,695.2 thousand rubles were received as compensation bonus (in 2005 the compensation bonus was not applied).

According to Order No. 263-c/4 of the Federal Tariff Service of Russia dated 14.11.2006, the size of the compensation bonus shall be reduced to 0.53 rubles per minute from February 1, 2007. Thus, the Company expects revenues from call initiation services to decrease in 2007.

Universal communication services

In 2006 the Company won the tender for provision of universal communication services using payphones in all its licensed territory. At the end of 2006 the Company started providing universal communication services using payphones in some regions. At present "UTK" PJSC has no revenues from providing universal services.

Comparative date on 2005 revenues

In its 2005 financial statements, the Company showed its revenues from interconnection and traffic transit services, mobile cellular services, channel leasing (telegraph channels included) services, data transmission services, Internet services, and other services provided to communication operators in a separate line "Revenues from telecom operators".

In 2006, the Company changed the format of presentation of its revenues, and shows revenues from interconnection and traffic transit services in a separate line. Other revenues received from telecom operators are included in the appropriate revenue items.

For the purpose of comparability of the reporting indicators, the 2005 revenues from telecom operators are included in the comparative data for the year 2005 as follows:

Total revenues from telecom operators in 2005	**2,187,824**
- DLD and ILD telephony	121,853
- urban and rural telephony	189,916
- mobile radio communication, radio and TV broadcasting, satellite communication	-
- Documentary services	216,774
- intra-zone telephony	460,877
- Interconnection and traffic transit services	1,192,189
- Other telecom services (core activities)	6,215
- Other services (non-core activities)	-

In its 2005 financial statements, the Company showed revenues from Internet services, IP telephony services, ISDN services, and intelligent services in the separate line "New communication services". In 2006, revenues from Internet services and IP telephony services

are shown as part of the revenues from documentary services, revenues from intelligent services – as a part of revenues from other telecom services, and revenues from ISDN services are distributed among different services provided on the basis of ISDN technology.

For the purpose of comparability of the reporting indicators, the 2005 revenues from new value-added services are included in the comparative data for the year 2005 as follows:

Total income from new value-added services in 2005	**1,257,852**
of which distributed into items:	
- urban and rural telephony	82,012
- Radio communication, radio and TV broadcasting, satellite communication	-
- Documentary services	1,166,565
- Interconnection and traffic transit services	-
- Other telecom services (core activities)	9,275

Non-cash transactions (Commitments)

In 2006 some part of the Company's revenues from sale of goods, products, works, services was generated by commitments under agreements providing for fulfillment of obligations using non-monetary funds (mainly by means of set-offs):

	2006	2005
Total number of organizations participated in non-cash transactions	1,364	46
Revenue from non-cash transactions – total including	**3,723,045**	**2,056,161**
OJSC «Rostelecom»	3,074,582	783,282
CJSC «Rostelegraph»	42,825	54,901
LLC «CTS»	10,638	-
LLC «Kubtelecom»	16,822	22,181
CJSC «Kuban-GSM»	30,532	1,512
CJSC «Stavtelecom»	-	46,173
CJSC «Stavtelesot»	-	582
CJSC «Intmashservice»	-	644
LLC «Yug-Giprosvyaz»	46,017	4,865
LLC «YuSKK»	388	685,100
CJSC «Telecom-S»	2,225	2,514
CJSC «Yugsvyazstroy»	195,614	169,576
LLC «Connect Plus»	-	1,223
OJSC "Vympelcom"	18,332	-
CJSC "Mobicom-Kavkaz"	22,007	-

CJSC "Adygeia telephone company"	2,139	-
OJSC "Svyazstroy-2"	7,083	-
CJSC "Armavirsky zavod svyazi"	6,650	-
LLC "Ekvant"	1,777	-
OJSC "MTS"	5,691	-
CJSC "ROSS"	2,682	-
LLC "Volgodonsk-Telecom"	3,171	-
OJSC OK "Orbita"	19,357	-
OJSC "MTT"	68,168	-
others	146,345	283,608
Total revenues from non-cash transactions – percent of total revenue	21.07%	11.3%
Total revenues from non-cash transactions with affiliated parties – percent of total revenue in the year under report	16.7%	9.63%

The Company determined the cost of provided services, fulfilled works, and sold products according to standard commercial conditions.

7.2. Operating expenses

Expenses for sale of products, goods, provision of services, fulfillment of works (RUR THS):

	2006	2005
Wages and salaries	4,244,932	4,388,768
Social insurance	1,050,995	1,059,265
Amortization of fixed assets	2,607,974	2,285,017
Material expenses including electricity & energy costs	1,467,762	1,405,724
Payments to telecom operators (excluding OJSC "Rostelecom»)	929,077	517,410
Payments to OJSC "Rostelecom»	66,422	2,045,695
Services of outsider organizations	1,065,246	1,050,189
Payments to a universal service reserve	167,038	136,980
Taxes and duties included in costs value	16,785	26,499
Other costs including	1,169,297	1,036,816
- Deductions for non-government pensions in favor of employees	147,298	119,349
- Voluntary medical insurance and other insurance in favor of employees	47,512	37,650
- Rental fee	203,937	165,636
- Agency fee	117,553	77,803

- Business travel expenses	50,258	43,793
- Advertising expenses	57,178	57,661
- Insurance contributions	38,922	70,123
- Expenses for SW and databases	56,293	15,465
- other costs	450,346	449,336
TOTAL:	**12,785,528**	**13,952,363**

Expenses for contingent liabilities reserve

In December 2006 the Company established a contingent liabilities reserve for payment of compensations to employees who were notified of the forthcoming staff reduction as of December 31, 2006 (in compliance with Article 180 of the Labor Code of the Russian Federation). The expenses for the reserve creation amounted to 52,251 thousand rubles and were referred to expenses from ordinary activities (item "Wages and salaries").

Expenses related to services of communication operators

In 2006, the procedure of the Company's interaction with local, zonal and long-distance operators as well as with data transmission operators was changed.

From January 1, 2006 the Company has to bear the expenses for interconnection and traffic transit services provided by telecom operators whose networks are connected to the Company's network. The procedure of interaction and settlements between the Company and interconnected operators is defined by the Federal Law on Communications, and by Resolution No. 161 of March 28, 2005 and No. 627 of 19.10.2005 of the Russian Federation Government. Actually, since the contracts with the interconnected operators were renegotiated during the year 2006, the costs of interconnection and traffic transit services are recorded in the Company's reports starting from the dates of renegotiation of such contracts and switching over to the new system of settlements.

The above services were paid for in accordance with the prices provided by the terms of contracts between the parties.

The Company's expenses for traffic transit services amounted to 387,293 thousand rubles in 2006 (103,394 ths rub in 2005 less expenses for payments to Rostelecom for traffic transit).

In 2005, the Company provided DLD and ILD services and effected payments to interconnected operators for their involvement in the process of providing intra-zone and long-distance services to these operators' subscribers. Accounts were settled with the interconnected operators in percentages of the total proceeds gained by the Company from providing intra-zone and long-distance services to the connected operators' subscribers.

In 2006, the Company did not provide DLD and ILD services. Depending on the connection level (local or zonal), accounts are settled with connected operators for local or zonal call initiation or termination at the per minute price set by such connected operator.

The Company's expenses for interconnection services provided by CJSC Mobicom Kavkaz, OJSC MTS, OJSC Vympelcom, LLC Kubtelecom, LLC Volgodonsk Telecom, OJSC Stavtelecom were 4,615 thousand rubles in 2006 (2005 expenses for interconnection services provided by OJSC MTS, LLC Kubtelecom, OJSC Stavtelecom amounted to 7,708.3 thousand

rubles).

Payments to of OJSC Rostelecom

Before January 1, 2006, the Company provided long-distance services to users, and bore expenses to pay for OJSC Rostelecom services of DLD and ILD traffic transit via Rostelecom network to another region of Russia or to another country. Furthermore, Rostelecom tariffs included a component for termination of outgoing traffic initiated from the Company's network to other operators' networks, which price was then paid by Rostelecom to such operators. In 2005, the Company's expenses to pay for such services of Rostelecom amounted to 2,029,353.2 thousand rubles.

Since 2006, the Company has not been providing DLD and ILD services to users, and as a result, the structure of the Company's costs does not include payments to OJSC Rostelecom for transit of DLD and ILD traffic initiated from the Company's network via Rostelecom's network.

The Company's expenses to pay for interconnection services provided by OJSC Rostelecom amounted to 42,403 thousand rubles in 2006 (0 – in 2005).

Costs of providing universal communication services

The Company's costs of providing universal communication services amounted to 360 thousand rubles in 2006. As a result, the losses from providing universal communication services using payphones were calculated to be 360 ths rubles.

The loss amount is to be compensated in accordance with the Rules of Refunding Losses Caused by Providing Universal Communication Services to Universal Service Operators (approved by Resolution No. 246 of the Russian Federation Government dated April 21, 2005).

7.3 Other operating revenues and costs:

Structure of other operating revenues:

	2006	2005
Sale and disposal of other assets	72,622	82,025
Sale and disposal of PP&E	63,036	51,618
Purchase of currency to make payment under the syndicated credit	4,662,656	-
Restitution of the provision for impairment of receivables	236,826	-
Recovery of the provision for impairment of securities	-	1,907
Increase in price of securities quoted in the market	-	5,395
Fines, penalties or forfeits for breaking contractual terms, receipts for indemnification for losses inflicted	3,109	67,661

Profit of past years, revealed in the year under report	142,434	55,025
Exchange rate differences	84,990	4,208
Amount differences	7,975	20,714
Income from writing off accounts payable	334,226	2,889
Writing-off of deferred income	23,469	22,089
Value of property revealed after inventory	1,098	7,991
Income arising as consequence of emergency circumstances	1,189	2,853
Other operating revenues	72,507	122,083
including:		
- Scrap metal and spare parts	99	120
- Other operating revenues	292	500
- Redemption of promissory notes	-	6,940
- Bond issue floatation	466	340
- Reimbursements from Inspectorate of the Tax Ministry of the Russian Federation	-	45
- Tax reimbursement	1,530	190
- Receipts from the budget as payment for services rendered to privileged customers	479	-
- reimbursement of ADR program expenses	-	2,131
- inventory of reserves for leaves	38,780	-
- investment fee	126	506
- drawback of state duties	331	365
Receipts from accounts payable earlier written off	6,632	-
Other than sale services	1,218	1,294
- Impact of exchange rate differences on the debt due to Vnesheconombank	22,554	109,652
TOTAL:	**5,706,137**	**446,458**

Structure of other operating costs:

	2006	2005
Participation in other companies	25	1,927
Sale and other disposal of assets	78,442	78,215
Sale of currency under the syndicated credit	4,679,425	-
Sale and other disposal of PP&E	50,173	121,887

Provision for impairment of receivables	-	244,248
Provision for impairment of inventories	7,293	-
Provision for impairment of financial assets	107,170	-
Taxes and duties	726,895	687,237
Services of credit institutions	40,004	46,447
Additional expenses related to credits and loans	28,924	-
Joint activity	32,758	6,785
Fines, penalties or forfeits for breaking contractual terms, compensation of losses inflicted by failure to fulfill or to fulfill duly the obligations	56,606	58,104
Losses of previous years revealed in the reporting year	189,742	80,513
Foreign exchange differences	12,879	1,401
Sum differences	2,245	11,896
Written-off accounts receivable	8,702	3,915
Decrease in property value based on inventory results	89	71
Charity, sponsorship, cultural events expenses and other similar expenses	20,143	35,286
Preparedness activity and civil defense	27,884	31,666
Membership fees to associations, non-commercial partnerships	115,152	29,369
Payments to employees not included in operating expenses	60,258	59,213
Fines and penalties on taxes and fees	38,320	3,146
- Expenses arising as consequence of emergency circumstances	10,262	20,007
Other operating costs	623,379	288,546
including:		
- Additional expenses for bond issue	329	36,145
- Determination of credit quality	1,668	1,056
- Security estimation	-	3,277
- Deviation in price of bond placement	-	3,547
- Insurance of the pledged property	17,311	18,045
- Support of securities	5,807	4,024
- Financing of kindergartens	32,496	38,953
- Expenses not increasing PP&E value	8,723	53,783

- Non-production inventories	1,872	15,207
- Rent of cottages	18,407	17,524
- Registration, re-registration	42,060	14,630
- Payment to professional unions	13,598	12,742
- Written-off illiquid funds	1,852	10,227
- Topographical survey, land measuring	11,461	14,318
- Corporate expenses	11,382	2,247
- Appraisal of design estimates	-	4,578
- Establishment of a contingent liabilities reserve	231,400	-
- Impact of foreign exchange differences on the debt due to Vnesheconombank	39,884	-
- Social expenses	5,695	-
- Creation of reserves for forthcoming expenses related to payments to LLC Stolichnoe Byuro Audita for the consulting services provided	126,748	-
- Creation of reserves of forthcoming expenses for maintenance and repairs	16,919	-
- Other	36,096	38,243
TOTAL	**6,916,770**	**1,809,879**

2006 proceeds and expenses from sale and purchase of foreign currency under the Syndicated credit made 4,662,656 thousand rubles and 4,679,425 thousand rubles, accordingly. Foreign exchange loss from the transaction amounted to 16,769.4 thousand rubles.

The Company reflected the above mentioned foreign currency transaction in Cash Flows statement as proceeds and losses from other operating activities.

Expenses for contingent liabilities reserve related to claims issued by tax authorities

In 2005 tax authorities performed the tax check of the Company's transactions and operations for 2002-2003 reporting years and issued a back-tax and penalty claims based on the results of the scheduled tax check. The tax claims are related to settlements with other telecom operators under the interconnection agreements. Total amount of the back-tax claim issued by tax authorities was 1,053,846 thousand rubles, including 375,866 thousand rubles of fines and penalty fees. The Company disagreed with the claim of tax authorities with regard to underpaid taxes, penalty interest and fines and brought the case before the Moscow arbitration court to contest tax authorities' claim.

Taking into consideration court practices of 2006, the Company's management thinks that judgments on some cases are most likely to be given in favor of tax authorities due to ambiguous interpretation of tax laws.

In connection therewith, the Company created a contingent liabilities reserve in the amount of 118,220 thousand rubles. Expenses for creation of the reserve are taken to other expenses,

including 81,400 thousand rubles of contingent liabilities reserve and 36,820 thousand rubles of fines and penalties on taxes and duties.

Contingent liabilities related to settlements with interconnected operators

The Company established a contingent liabilities reserve related to interconnection and traffic transit services provided to the Company by interconnected telecom operators. The reserve amount of 150,000 thousand rubles is shown in the structure of contingent liabilities reserve.

7.4. Income tax expenses

In 2006 the Company determined the following components of income tax:

Description	Amount	Tax rate	Tax amount	Component of income tax
Book profit	1,632,829	24	391,879	Theoretical income tax (expense)/benefit
Temporal differences taxable:	826,865	24	198,448	**Deferred income tax liabilities**
including				including
- differences arisen	1,179,141	24	282,994	- deferred income tax liabilities created
- differences paid	(352,276)	24	(84,546)	- deferred income tax liabilities paid
Temporal differences deducted	(140,800)	24	(33,793)	**Deferred income tax assets**
including				including
- differences arisen	377,570	24	90,616	- deferred income tax assets created
- differences redeemed	(518,370)	24	(124,409)	- deferred income tax assets paid
Fixed differences taxable	1,146,679	24	275,203	**Fixed income tax liabilities**
Fixed differences deducted	911,229	24	218,695	**Fixed income tax asset**
Taxable base for income tax	900,614	24	216,146	**Current income tax**

The Company's 2006 income tax expenses were:

Total	**(448,387)**
including	
- theoretical income tax charge	(391,879)
- fixed income tax liabilities	(275,203)
- fixed income tax assets	218,695

In the Company's profit and loss statement for 2006 the income tax charge comprised the following:

Total	**(448,387)**
including	
- current income tax	(216,146)
- Deferred income tax liabilities	(198,448)
- Deferred income tax assets	(33,793)

Fixed differences taxable causing adjustment of theoretical income tax, total	**1,146,679**
including :	
Wages and salaries	22,143
Unified social tax	166
Voluntary medical insurance	947
Payments under the Collective agreement	38,765
Business travel expenses	1,505
Interest payable under credits	17,657
Joint activity	32,758
Provision for impairment of inventories value	7,293
Balance value of PP&E and expenses related to sales	18,104
Balance value of inventories and expenses related to sales	8,924
Balance value of construction in process	6,804
Unified tax on imputed earnings, unified social tax, value added tax, other taxes	18,200
Provision for impairment of securities	107,170
Losses of previous years	189,742
Payments to professional union, charity	24,779
Other payments to employees, membership fees, cultural events expenses	74,974
Inventory of reserves	55,980
Non-commercial partnership	113,000
Reserve for penalties (including fines, penalty fees)	36,820
Fines, penalty fees	1,499
Income in the form of gratuitous use of property	16,398
Expenses on main productions and services and unified tax on imputed earnings	8,932
Tax on taxable base of transition period	3,587
Reserve of contingent tax liabilities	81,400
Amount differences related to revaluation of indebtedness expressed in conventional units, as of the reporting date	41,408
Expenses for adjacent territory improvements	2,012

Expenses relating to medical station	2,614
Financing of kindergarten	33,762
Holidays (including gifts)	2,955
Corporate expenses (including expenses for conducting General Shareholders' Meeting)	1,071
Others	59,690
Unconfirmed revenues of telecom operators	93,862
Losses from main productions and services	21,758
Fixed differences deducted causing adjustment of theoretical income tax, total	**911,229**
Including:	
Revenues from participation in other companies	121,590
Revenues from recovery of the provision for impairment of financial assets	1,604
Retained earnings of past years	88,454
Inventory of reserves	73,086
Income from activities transferred to the payment of the single tax on imputed earnings	2,264
Amount differences related to revaluation of indebtedness expressed in conventional units, as of the reporting date	22,555
Others	20,756
Adjustments for the previous periods	580,920
Temporal differences taxable causing adjustment of theoretical income tax, total	**826,865**
including:	
Depreciation charges	409,016
Software and database expenses	-19,304
Provision for impairment of receivables	-60,795
Leasing payments	499,652
Other	-1,704
Temporal differences deducted causing adjustment of theoretical income tax, total:	**-140,800**
Including:	
Reserve for staff cuts	54,252
Non-governmental pension insurance	675
Property received free of charge	-13,227
Losses related to taxation base of transition period	-20,025
Losses from sale of PP&E	2,092
Reserve of forthcoming expenses for unused leaves and payments to employees and the management	-358,423
Losses of the previous tax period	-99,810
Contingent liabilities reserve for consulting services	126,748
Reserve of forthcoming expenses for current repairs (inventories)	16,918

Contingent liabilities reserve for payments to interconnected operators	150,000

7.5. Net profit of the reporting period

Net profit (loss) of the reporting period is determined according to bookkeeping data and is based on the fact, that income tax charge to be deducted from pre-tax profit amount is formed as the total of sums, reflected in the lines "Deferred tax assets", "Deferred tax liabilities" and "Current income tax".

7.6. Profit per one share

Base profit per a share reflects a part of the reported year profit charged to shareholders-owners of ordinary shares. Base profit is calculated as the ratio of base profit of the reported year to average weighted amount of ordinary shares outstanding during the reported year.

Base profit of the reported year equals to net profit (line 190 of Profit and Loss Statement) less 2006 preference shares dividends in the amount proposed by the Company's management but not yet approved by the Board of Directors as at the date of signing of 2006 financial statements.

	2006	2005
Base profit for the reported year, RUR ths	1,065,997	244,162
Average weighted number of ordinary shares outstanding during the reported year, ths of shares	2,960,512,964	2,960,512,964
Dividend (base profit per a share), RUR	0.00036	0.0000825

In 2006 the Company did not issue additional ordinary shares. The Company did not own securities either, issue conditions of which stipulated their exchange for additional number of ordinary shares, and no event, connected with the increase of ordinary shares number occurred. Therefore the Company does not calculate watered profit per a share.

8. Affiliated parties

In the Explanatory note the Company discloses the most essential information about affiliated persons. The full list of affiliated parties is attached in Appendix 1 hereto.

Parent Company

The Company is controlled by Open Joint-Stock Company "Svyazinvest" which owns 50.69% of the Company's common stock. The remaining 49.31% of common stock are distributed among other legal entities (40.53%) and individuals (8.78%).

Revenues from sale of goods and services to affiliated persons

During the year under report the Company rendered service, sold own products to the following affiliated persons:

Name of the affiliated person	Relationship	Kind of sales	Method of operation price calculation	2006	2005
"Central Telegraph" OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions	598	3,592
«Rostelecom» OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	According to actual expenses, Standard trade conditions	2,610,041	649,246
CJSC "ZanElCom"	Major influence	Telecom services	Standard trade conditions	175	317
CJSC "Volgograd-GSM"	Major influence	Telecom services, consulting services	According to actual expenses	107,797	76,838
OJSC "OK"Orbita"	Control	Rent, interest under the granted loan	Standard trade conditions	15,823	641
CJSC "Stavropol sotovaya svyaz"	Major influence	Telecom services	Standard trade conditions	1,194	1,089
CJSC "Telekompania IR"	Major influence	Telecom services	Standard trade conditions	205	399
CJSC "TeleRoss-Volgograd"	Major influence	Telecom services	According to actual expenses	35	37
"Teleross-"Kubanelectrosvyaz" CJSC	Major influence	Telecom services	Standard trade conditions	9,999	8,016
"Yugsvyazstroy" CJSC	Control	Telecom services, rent	Standard trade conditions	11,153	3,324
LLC "Intmashservice"	Control	Telecom services	According to actual expenses	632	2,435
LLC "Yug-Giprosvyaz"	Major influence	Telecom services, rent	Standard trade conditions	11,261	7,125
OJSC "Kuzminov Stavtelecom"	Control	Telecom services, rent	Standard trade conditions	25,766	57,450
CJSC TRK "Foton"	Control	Telecom services	Standard trade conditions	99	-
OJSC "Russian	Control	Telecom	Standard trade	263	1,294

Telecommunications Network"		services	conditions		
CJSC "Rostelegraph"	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions	22,230	6,520
"Armavirskiy zavod svyazi" CJSC	Control	Telecom services	Standard trade conditions	173	443
OJSC "RTComm.RU"	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions	60,782	19,512
TOTAL:	**X**	**X**	**X**	**2,878,226**	**838,278**

Purchases from affiliated persons

In the reported year the following affiliated persons rendered service to the Company:

Name of the affiliated person	Relationship	Kind of purchase	Method of operation price calculation	2006	2005
"Central Telegraph" OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions	4	2,319
«Rostelecom» OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions, According to actual expenses	67,748	2,045,692
"Svyazinvest" OJSC	Control	Reimburse ment of expenses for airplane tickets, VIP service	According to actual expenses	39	9
"Armavirskiy zavod svyazi" CJSC	Control	Supply of goods	Standard trade conditions	21	6,805
CJSC "Volgograd-GSM"	Major influence	Telecom services	According to actual expenses	13,772	5,912
OJSC "OK"Orbita"	Control	Recreation services, rent	Standard trade conditions	19,761	24,635
CJSC "Stavropol sotovaya svyaz"	Major influence	Telecom services	Standard trade conditions	4	5
"Yugsvyazstroy" CJSC	Control	Constructio n services	Standard trade conditions	19,256	87,765

LLC "Intmashservice"	Control	Repair and maintenance of communication facilities	Standard trade conditions	54,435	79,998
LLC "Yug-Giprosvyaz"	Major influence	Project engineering	Standard trade conditions	8,271	167,177
OJSC "Kuzminov Stavtelecom"	Control	Local and intercity communication services	Standard trade conditions	15,878	23,459
OJSC "Russian Telecommunications Network"	Control	Telecom services	Standard trade conditions	787	430
CJSC "Rostelegraph"	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions	34,373	7,753
OJSC «Informatsionnie tekhnologii svyazi» («Svyazintek»)	Controlled by "Svyazinvest" OJSC	IT consulting and software development	Standard trade conditions	109,780	1,595
LLC "Telecom – Stroy"	Control	Building and assembly jobs	Standard trade conditions	17,474	-
OJSC "RTComm.RU"	Controlled by "Svyazinvest" OJSC	Telecom services	Standard trade conditions	313,857	230,863
NP «TsIPRT»	Controlled by "Svyazinvest" OJSC	Agency fee, membership fee	Standard trade conditions	209,753	-
NPF "Telecom – Soyuz"	Controlled by "Svyazinvest" OJSC	Contributions to pension accounts	Standard trade conditions	162,914	13,600
TOTAL:	**X**	**X**	**X**	**1,048,127**	**2,698,017**

Settlements with affiliated persons

As of 31 December 2006 the Company's accounts receivable from affiliated persons and payable to affiliated persons were the following:

Name of the affiliated person	Relationship	Kind of debt	2006	2005
Accounts receivable				
«Rostelecom» OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	5,838	-
CJSC "Volgograd-GSM"	Major influence	Telecom services, consulting services	58,731	5,220
CJSC "Stavropol sotovaya svyaz"	Major influence	Telecom services	1,588	342
CJSC "Telekompania IR"	Major influence	Interactive services	3	2
"Teleross-"Kubanelectrosvyaz" CJSC	Major influence	Telecom services	1,168	14
"Yugsvyazstroy" CJSC	Control	Telecom services, construction services	152,787	178,518
LLC "Yug-Giprosvyaz"	Major influence	Telecom services	15,052	28,950
OJSC "Kuzminov Stavtelecom"	Control	Telecom services	,1,511	1,160
CJSC "Rostelegraph"	Controlled by "Svyazinvest" OJSC	Telecom services	21	28
CJSC "Startcom"	Control	Dividends	17	-
OJSC "OK"Orbita"	Control	Short-term loan	108,501	1,283
"Armavirskiy zavod svyazi" CJSC	Control	Telecom services, dividends	32,923	39,547
OJSC "RTComm.RU"	Controlled by "Svyazinvest" OJSC	Telecom services	10,191	7,570
NP «TsIPRT»	Controlled by "Svyazinvest" OJSC	Services of an agent	108,958	-
TOTAL:	**X**	**X**	**497,289**	**262,634**
Accounts payable				
LLC "Telecom – Stroy"	Control	Rent	2,317	-
«Rostelecom» OJSC	Controlled by "Svyazinvest" OJSC	Telecom services	146,007	134,918

"Armavirskiy zavod svyazi" CJSC	Control	Telecom services	1	-
CJSC "Volgograd-GSM"	Major influence	Cellular services	8,993	812
CJSC "Stavropol sotovaya svyaz"	Major influence	Telecom services	2	1
"Yugsvyazstroy" CJSC	Control	Construction services	451	138,614
LLC "Intmashservice"	Control	Telecom services	317	3,325
LLC "Yug-Giprosvyaz"	Major influence	Telecom services, construction services	156,543	175,526
OJSC "Kuzminov Stavtelecom"	Control	Telecom services	1,410	493
CJSC "Rostelegraph"	Controlled by "Svyazinvest" OJSC	Telecom services	311	78
OJSC "OK"Orbita"	Control	Recreation services	12	114
OJSC "ATS"	Control	Supply of equipment	485	485
OJSC "RTComm.RU"	Controlled by "Svyazinvest" OJSC	Telecom services	9,688	8,073
NP «TsIPRT»	Controlled by "Svyazinvest" OJSC	Membership fees	156,818	-
NPF "Telecom – Soyuz"	Controlled by "Svyazinvest" OJSC	Contributions to pension accounts	1,634	-
TOTAL:	**X**	**X**	**484,989**	**462,439**

Loans given by the Company to affiliated persons:

	2006	**2005**
Debt as of 1 January of the year under report	119,707	119,707
Loans given	52,000	-
Loans repaid in the reporting year	(6,499)	-
Debt as of 31 December of the year under report	165,208	119,707

Loans to OJSC OK "Orbita" under novation agreements dated 28.12.2004 and 02.06.2005 were given at the rate of 13% per annum. As of 31.12.2006 debts under loans of OJSC "OK "Orbita» made 108,501.3 thousand rubles. Overdue debts amounted to 68,001.3 thousand rubles as of 31.12.2006. RUR 52,000,000 loan to CJSC "Yugsvyazstroy" under Credit agreement dated 22.12.2006 was given at the rate of 13% per annum with maturity period till December 2007.

In 2006 interest income of the Company under the given loans made 15,387 thousand rubles (vs. 13,867 thousand rubles in 2005) which is shown in line 060 "Interest receivable" of the Profit and Loss statement.

Remuneration paid to the members of the Board of Directors and Management Board

In 2006 the Company paid remuneration to the members of the Board of Directors and the Management Board for the total amount of 23,693 ths rubles (vs. 21,810 ths rubles in 2005). The list of the members of the Board of Directors and the Management Board of the Company can be viewed in the section "General information" hereof. The expenses for remuneration of the members of the Board of Directors and the Management Board are recorded within expenses for ordinary operations as other expenses of the Company.

9. State support

The budget funds, received by the Company as state support for maintenance of mobilization reserve and preparedness activity amounted to 2,932.8 thousand rubles. The budget funds, received by the Company as state support for other purposes amounted to 700 thousand rubles.

10. Non-governmental pension insurance

In 2006 the Company restated the Agreement №14/2005-VYu of 24.01.05 with non-government pension fund "Telecom-Soyuz" on maintaining the defined benefit pension plan. "UTK" PJSC signed Additional agreement № 1 to Agreement №14/2005-VYu of 24.01.05 with non-government pension fund "Telecom-Soyuz" as well as new editions of the Provisions on Non-governmental pensions for employees of "Southern Telecommunications Company" PJSC and the Provisions on Non-governmental pensions for management of "Southern Telecommunications Company" PJSC according to which pension contributions should be reflected on individual pension accounts of the Fund's participants.

Taking into consideration changes in the tax legislation of the Russian Federation, in 2006 the Company made contributions to the pension Fund in favor of its participants and the Fund paid non-governmental pensions to its participants.

The Company makes monthly contributions to the pension according to invoices issued by the Fund.

Total amount of contributions paid by the Company to non-government pension fund "Telecom-Soyuz" in 2006 according to issued invoices amounted to 136,268.3 ths rubles.

According to item 4 of Additional agreement №1 to Agreement of non-governmental provision of pensions №14/2005-VYu of 24.01.2005, the unused balance of the reserve for coverage of pension obligations under the Agreement from the moment of restatement of the new edition of the Agreement

№14/2005-VYu dated 30.12.2005 shall be considered the balance of the reserve for coverage of pension obligations under the terms of the new edition of the Agreement.

Pensions in the amount of 24,420.3 thousand rubles have been paid at the expense of 2005 balance of the reserve for coverage of pension obligations under Agreement № 14/2005-VYu.

The Agreement of the Rostov branch has been terminated as of 01.12.2006. At the expense of the formed surplus, pensions in the amount of 6,749.2 thousand rubles have been paid under Agreement №70p/01 of 17.09.01.

"Southern Telecommunications Company" PJSC makes pension contributions under contracts of its employees who concluded them with NPF "Telecom - Soyuz" and take part in joint accumulation scheme.

Total amount of contributions transferred by the Company to individual pension accounts made 2,225.2 thousand rubles in 2006.

11. Contingencies

Operating Environment of the Company

While situation in the Russian economy improves, in particular, the gross domestic product grows and inflation decreases, economic reforms and development of legal, tax, and administrative system that would meet the market status, are still in process. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to financial, economic, monetary and credit reforms

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations and changes, which can occur frequently. Interpretation of this legislation by the Company's management with regard to transactions and activities of the Company may be challenged by regional or federal tax authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not possible to determine the amount of potential claims that have not been yet presented as well as to estimation the probability of an adverse judgment. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As at December 31, 2006, management believes that its interpretation of the relevant legislation is appropriate and that it is most likely that the Company's tax, currency and customs positions will be

sustained. However, it is possible that in certain instances of interpreting the legislation requirements and assessing the relevant tax liabilities management of the Company may have assumed the position, which could subsequently be challenged by the government fiscal authorities as one lacking sustainable basis. In 2005 tax authorities raised significant claim

against the Company in relation to calculation of revenues from interconnection and traffic transit services as a result of tax examination of the company's operations for the years 2002-2003. The Company disagreed with the claim raised by tax authorities, brought the case before the court to contest tax authorities' claim.

The Company established the contingent liabilities reserve in the amount equal to the amount of the claim being 118,220 thousand rubles (7.3).

Guarantees issued

In 2006 the Company acted as a Guarantor for third parties to the total sum of 8,055.0 thousand rubles (vs. 26,629.00 thousand rubles in 2005).

The management of the Company does not expect that any essential liabilities will arise in connection with the said guarantees.

Impact of changes in the sector legislation

The changes in the industrial legislation in 2006 have had a material impact on the Company's financial standing and financial results. These innovations have significantly changed the Company's relations with the connected operators and long-distance operators, OJSC Rostelecom included. During the year 2006, the Company carried out a contracting campaign to renegotiate the then existing contracts with the connected operators and long-distance operators, in order to adapt them to the changed requirements of the industrial legislation.

Since many of the new rules for provision of communication services became effective from January 1, 2006, there is actually no enforcement practice currently existing as to the new provisions of the industrial legislation, and therefore there may be differences in the interpretation of the legal provisions by the regulator and by the Company. In the Management's opinion, as of December 31, 2006, the Company interpreted the appropriate provisions of the industrial regulations generally correctly, and the currently existing uncertainty in the interpretation of the new regulations will not result in a material impact on the Company's financial standing and financial results in subsequent reporting periods.

At the same time, there exists some uncertainty with regard to renegotiation of contracts with interconnected operators and procedures of settlement with them. As of April 16, 2007 the Company has not renegotiated contracts with all interconnected operators, in particular, contracts have not been renegotiated with 47 out of 296 interconnected operators. As for settlements under the contracts renegotiated as of December 31, 2006, the Company has not reflected the expenses for interconnection and traffic transit services, provided to the Company by interconnected operators, due to late reception of payment documents. In this connection the Company has estimated the sum of these expenses and created reserves worth 150,000 (see note 7.3).

Some telecom operators did not agree with contractual terms and advanced claims to the court demanding to conclude their versions of the contracts. Total sum of such claims was not significant as of the date of accounting reports presentation. The Company's management cannot predict issue of these suits as there is no routine judicial practice with respect to new

sector legislation.

Thus, it is a probable that according to the results of joint revision of accounts with interconnected operators or under court decisions the Company will have to reflect additional revenues or expenses of past years. The management believes that this may have material impact on both profits and losses of past years and revenues and expenses in the reports of future periods.

Legal Proceeding

At present, a claim of "Southern Telecommunications Company" PJSC has been registered in Moscow Arbitration court demanding to declare invalid the Decision of Russian Inter-regional Tax Inspectorate № 7 relating to a back-tax claim issued by it to "Southern Telecommunications Company" PJSC. The bulk of the claims (RUR 677,979,858.04) are for taxes, and penalty claims amount to 240,261,304.64 rubles. The Company also filed a request to suspend the execution of Decision № 9 of Russian Inter-regional Tax Inspectorate № 7. The request was upheld and the execution of Decision № 9 of Russian Inter-regional Tax Inspectorate № 7 was suspended till adoption of the court order.

Inter-regional Tax Inspectorate № 7 filed a counter-claim to the Arbitration court demanding to enforce tax penalties to the amount of 135,604,340.67 rubles charged on the basis of the results of the above mentioned scheduled traveling tax check. At present examination of the claim has been postponed till giving judgment for UTK's claim in Moscow.

CJSC "Vestelcom" advanced a claim against "UTK" PJSC demanding to recover debts under the contract of joint activity of 15.11.1995 in the sum of 33,323,488 rubles and to pay penalty fee of 10,169,349 rubles. CJSC "Vestelcom" also advanced a claim against "UTK" PJSC demanding to return the contribution in the form of a 2.5%-share of the building of Dom Svyazi located at the address: 22, Pionerskaya Street, Maikop, as well as to return the contribution in monetary form amounting to 9,680 thousand rubles, to replace the value of diesel plant (136,000 rubles) and the value of ACP equipment (465,169 rubles). The Company's Management believes that the court decision will be in favor of "Southern Telecommunications Company" PJSC. So, the Company has not created a contingent liabilities reserve with regard to this legal proceeding.

12. Subsequent events

12.1. Dividends

The amount of annual dividend per one share will be approved by the General Shareholders' Meeting to be held on June 26, 2007. The Company's management proposed the Board of Directors to recommend the General Shareholders' Meeting to approve 2006 dividends in the amount of 0.040008 rubles per one ordinary share and 0.121838 rubles per one preference share (in 2005 – 0.01031 rubles and 0.031395 rubles respectively) that would make 236,889 ths rubles (vs. 61,041 ths rubles in 2005). After annual dividends are approved by the General Shareholders' Meeting, they will be reflected in 2007 financial statements.

12.2. Staff cuts

In the period from December 31, 2006 till the date of signing 2006 financial statements the Company dismissed 433 employees. Payments to these employees made 2,284.9 thousand rubles.

12.3 Interaction with OJSC Rostelecom

Federal law № 119-FZ of July 22, 2005 introduced amendments in Chapter 21 of the Tax Code of the Russian Federation effective since January 1, 2007. They established the order of deduction of value added tax at use of non-monetary forms of settlements (in particular, at set-off of counterclaims). From January 1, 2007 VAT may be deducted only after actual payment of the tax to a provider. Hence, procedure of settlements with OJSC Rostelecom with regard to set-offs' cancellation may change in 2007.

12.4. Tariff regulation

By Order No. 263-c/4 of the Federal Tariff Service of Russia dated 14.11.2006, the maximum limit charge rates for local and intra-zone telephone communication services were set for the Company, and a compensation bonus of RUR 0.53 per minute to the price for local and zonal call initiation services.

The Company is required to have (provided it is technically possible):

- three required tariff plans (with the time-based, subscription, and combined payment system) for individual users
- one required tariff plan (with the time-based payment system) for corporate users.

Monthly payment for local telephone communication services will consist of required fees for the services "Provision and permanent use of a subscriber line" and "Provision of a local telephone connection (according to one of the selected payment systems).

The tariff plan with the subscription payment system is mostly designed for users who speak much and do not restrain themselves in communication by telephone. This tariff plan enables you to speak for an unlimited number of minutes and pay a fixed amount monthly.

The tariff plan with the time-based payment system suggests per minute charging of conversations, starting from the first second, however, telephone connections less than 6 seconds long are not charged.

The tariff plan with the combined payment system includes a monthly basic number of minutes for a fixed fee, and provides for per minute payment for calls in excess of the fixed limit at a reduced per minute rate. Thus, subscribers will pay less for extra minutes.

The optional (social) tariff plan with the combined payment system suggests a fixed monthly fee for a limited number of minutes (150 minutes) at the minimum price. When the fixed limit is exceeded, the cost of a minute of conversation will increase, thus the user will pay more for extra minutes.

The said tariff plans are implemented in municipal entities where it is technically feasible to meter the duration of local telephone connections. Where it is technically feasible to meter the duration of local telephone connections, users are offered the subscription system of payment at the rates set by the Federal Tariff Service of Russia from February 1, 2007.

12.5. Provision of universal communication services

In 2007 the Company will start the provision of the universal service using payphones throughout its licensed territory. "UTK" PJSC will install and equip 7,580 universal payphones.

12.6. Amendments to the sector legislation

In July 2007, the amendments to the Federal Law on Communications, No. 126-FZ, enacted by Federal Law No. 14-FZ of February 9, 2007 will come into force.

The amendments require:

- mandatory assessment of compliance of the communication network system design with the requirements for communications, in the form of an expert evaluation to be performed in the procedure established by the Russian Federation Government,
- registration of the operator's telecommunication network included in the public switched communication network, in the procedure established by the Russian Federation Government.

Understanding that no procedure has been developed yet by the Russian Federation Government for expert evaluation of communication network system designs and for registration of telecommunication network, the Company is unable to estimate the consequences of the amendments to the law.

Telecommunication networks built before the effective date of the above amendments shall be registered in compliance with the requirements of the new edition of the Federal Law on Communications prior to January 1, 2020.

12.7. Capital investments

In 2007, the Company intends to make capital investments of 3,024,077 thousand rubles including in:

Traditional telephony	939,597
New telecom services and other services less traditional telephony	401,584
Telecommunications infrastructure for rendering services	19,611
Acquisition, construction and reconstruction of buildings, facilities and other premises	54,175
Investments in Information Technologies	1,028,491
Transmission lines and objects of telecommunications infrastructure	441,379
Other infrastructure	139,240
Total	**3,024,077**

12.8. Sale of CJSC TRK Foton shares

According to the decision of the Board of Directors (Minutes № 19 of 11.12.2006), at the beginning of the second quarter of 2007 the Company terminated its participation in CJSC TRK Foton by selling 5,304 shares owned by the Company with face-value of 10 rubles each, for the total sum of 25,000 thousand rubles.

12.9. Sale of the Company's stake in LLC TO Aksent

According to the decision of the Board of Directors (Minutes № 19 of 11.12.2006), at the beginning of the second quarter of 2007 the Company terminated its participation in LLC TO Aksent by selling its 51%-stake for the total amount of 11,000 thousand rubles.

12.10. Credits and loans

On February 5, 2007 the Company issued promissory notes for OJSC AKB 'Svyaz-Bank" for the sum of 1.5 billion rubles at the discount of 9% per annum. The notes are to be redeemed on June 8, 2007.

On February 20 and 27, 2007 the Company issued promissory notes for Vneshtorgbank for the sum of 219,332 thousand rubles at the discount of 9.75% per annum for the term of one year.

To ensure fulfillment of the Company's obligations under the amicable agreement, on March 2, 2007 "Southern Telecommunications Company" PJSC concluded Pledge Contracts with the Ministry of Finance of the Russian Federation for the total amount of 1,260,214 thousand rubles (excluding VAT).

12.11. Bond issue

In June 2007 the Company intends to place 05-series non-convertible interest-bearing documentary pay-to-bearer bonds numbering 2 mln (two million) items with Rub 1,000 (one thousand) face value each with total nominal value of 2,000,000,000 rubles. The Maturity date is the 1,820th day from the starting date of the bonds' floatation. The bond issue provides for half-year coupons (182 days). The first coupon income will be paid on the 182nd day from the starting date of the bond floatation, other coupon incomes will be paid every 182 days.

The bond issue will be placed by public subscription on the trading site of the organizer of trade in the securities market Closed Joint –Stock Company "Stock Exchange MICEX" at the price of 100 (one hundred) percent of their face value, which is 1,000 (one thousand) rubles.

Underwriter of the bond issue is LLC "UTK-Finance".

The Company plans to direct proceeds from series 05 bond issue to repayment and re-structuring of bank credits in order to reduce debt service costs and to improve liquidity.

CEO ______________ /Andreev A.V./

Chief Accountant ______________ /Rusinova T.V./

Appendix 3

Quarterly financial statements of the Issuer for the 1st quarter of 2007

1) 1Q2007 Financial Statements

BALANCE SHEET

As of **31 March 2007**

Company: **Public Joint -Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

Legal address: **66, Karasunskaya Str., Krasnodar, 350000, Russia, tel: (861) 253-80-22**

	Codes		
Form No.1 under OKUD	0710001		
Date (year, month, day)	2007	03	26
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		
Date of approval	27.04.2007		
Date dispatched (received)	27.04.2007		

ASSETS	Notes	Index code	Line code	Opening balance	Closing balance
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS Intangible assets		110	110	113	109
Fixed assets		120	120	33,022,381	32,712,405
Capital investments		130	130	2,221,984	2,077,450
Profitable investment in stocks of materials and capital equipment		135	135		
Long-term financial investments		140	140	449,128	460,192
including: investments in subsidiaries			141	431,769	431,769
investments in associates			142	1,484	1,484
investments in other companies			143	15,875	15,875

Other long-term financial investments			144		11,064
Deferred tax assets		145	145	156,355	149,149
Other non-current assets		150	150	1,796,988	1,997,418
Total for section I		190	190	37,646,949	37,396,723
II.CURRENT ASSETS Inventories		210	210	965,735	996,,262
including: raw materials, materials and other similar values		211	211	679,725	687,117
expenditures in work-in-process (turnover costs)		213	213		
finished products and goods for resale		214	214	22,853	21,560
shipped goods		215	215		
deferred expenses		216	216	263,156	287,584
other inventories and expenses		217	217	1	1
Value added tax on acquired values		220	220	1,073,686	915,981
Accounts receivable (expected in over 12 months after the reporting date)		230	230	9,643	8,005
including: buyers and customers		231	231	580	675
advances distributed			232		
other debtors			233	9,064	7,330
Accounts receivable (expected within 12 months after the reporting date)		240	240	1,321,343	1,901,788
including: buyers and customers		241	241	796,215	1,306,,492
advances distributed			242	101,466	117,339
other debtors			243	423,662	477,957
Short-term financial investments		250	250	166,464	167,067
Monetary funds		260	260	236,923	330,257
Other current assets		270	270	918	914
Total for section II		290	290	3,774,,713	4,320,274
BALANCE (sum of lines 190+290)		300	300	41,421,662	41,716,,997

LIABILITIES	Notes	Index code	Line code	Opening balance	Closing balance
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES Authorized capital		410	410	1,297,779	1,297,779
Additional capital		420	420	5,502,192	5,496,108
Capital reserves		430	430	64,889	64,889
Own shares redeemed from the shareholders		411	440		
Retained earnings (uncovered losses) of previous years		470	460	7,017,975	7,024,059

Retained earnings (uncovered losses) of the year under report	470	470	X	587,305
Total for section III	490	490	13,882,835	14,470,140
IV. LONG-TERM LIABILITIES Loans and credits	510	510	11,158,198	11,036,254
Including: credits		511	6,367,943	5,861,977
loans		512	4,790,255	5,174,277
Deferred tax liabilities	515	515	1,126,836	1,200,339
Other long-term liabilities	520	520	1,799,084	1,481,127
Total for section IV	590	590	14,084,118	13,717,720
V. SHORT-TERM LIABILITIES Loans and credits	610	610	8,181,597	8,494,600
Including: credits		611	763,071	900,106
loans		612	7,418,526	7,594,494
Accounts payable,	620	620	4,156,769	3,895,827
including: suppliers and contractors	621	621	2,765,265	2,360,128
advances received	625	622	367,651	306,164
Wage arrears	622	623	137,177	177,482
Indebtness to state out-of-budget funds	623	624	79,473	69,658
Tax liabilities	624	625	292,018	440,465
Other creditors	625	626	514,885	541,930
Dividends payable to participants (founders)	630	630	29,167	27,945
Deferred income	640	640	253,062	245,663
Reserves for upcoming expenses	650	650	534,714	593,474
Other short-term liabilities	660	660	299,700	299,700
Total for section V	690	690	13,454,709	13,529,137
BALANCE (sum of the lines 490+590+690)	700	700	41,421,662	41,716,997

Availability statement of valuables recorded on off-balance accounts

Description	Notes	Index code	Line code	At the beginning of the period under report	At the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		910	901	772,520	753,134
including those under leasing		911	911	12,576	12,576
Inventories accepted for custody		920	902	58,944	59,204
Goods accepted for commission		930	903	2,774	3,272
Bad debts charged to losses		940	904	135,877	14,233
Obligations and payments collaterals (security) received		950	905	787	787

Obligations and payments collaterals (security) given		960	906	9,056,377	10,011,481
Depreciation of housing stock		970	907	10,490	10,509
Depreciation of objects equipped with external modern services and utilities and other similar objects		980	908	2,152	2,244
Payments for telecom services			909	129,192	159,993

Statement on the net assets value

Description	Notes	Index code	Line code	At the beginning of the period under report	At the end of the period under report
1	1a	2	2a	3	4
Net assets			1000	14,135,897	14,715,803

CEO ____________ A.V. Andreev
(signature) (name)

Chief Accountant________ __T.V. Rusinova
(signature) (name)

27th April 2007

PROFIT AND LOSS STATEMENT

For the 1 st quarter of 2007

Company: **Public Joint -Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

	Codes		
Form No.2 under OKUD	0710002		
Date (year, month, day)	2007	03	31
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		

Description	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
I. Income from and expenses for normal activities (Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)		010	010	4,731,771	4,117,562
including that from the sales: of communication services			011	4,522,317	3,916,824
Cost of sold goods, products, works and services		020	020	(3,277,654)	(2,877,060)
Including that of communication services			021	(3,124,480)	(2,694,926)
PROFIT (LOSS) FROM SALES (LINES 010 -020)		050	**050**	1,454,117	1,240,502
II. Operating income and expenses		060	060	6,334	5,797

Interest receivable					
Interest payable		070	070	(460,644)	(543,221)
Income from participation in other organizations		080	080	658	152
Other operating income		090	090	191,225	51,587
Other operating expenses		100	100	(389,3800)	(312,126)
III. Income and expenses from sources other than sales					
PROFIT (LOSS) BEFORE TAXES (LINES 050+060-070+080+090-100+120-130)		140	**140**	802,310	442,691
Income tax charges (lines -151+/-152+/-153) including			**150**	(215,005)	(117,880)
Deferred tax liabilities		142	151	(73,503)	(77,996)
Deferred tax assets		141	152	(7,206)	(15,185)
Current income tax charge		150	153	(134,296)	(24,699)
NET PROFIT (RETAINED PROFIT (LOSS) OF THE PERIOD UNDER REPORT) (LINES 160+170-180)		190	**190**	587,305	324,811
FOR REFERENCE Income tax conditional expense (profit)			201	(192,555)	(106,246)
Fixed tax liabilities		200	202	(36,705)	(20,213)
Fixed tax assets		200	203	14,255	8,579

Description	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
Base equity income (loss)			301	X	X
Watered equity income (loss)			302	X	X

Explanation of profit and loss items

Description	Index code	Line code	For the period under report		For the same period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received		401	250	(90)	271	(13,689)
Profit (loss) of previous years		402	45,420	(69,554)	12,522	(23,572)
Compensation of losses inflicted by failure to fulfill or to fulfill duly the obligations		403	589	(475)	295	(93)

Foreign exchange differences		404	106,982	(45,436)	247	(295)
Allocations to evaluation reserves		405	8,026		665	(14,633)
Written-off accounts receivable and payable		406	589	(556)	1,162	(93)

CEO ____________ A.V. Andreev (signature) (name)

Chief Accountant _______ __T.V. Rusinova (signature) (name)

27th April 2007

Appendix 3

Accounting Policy of "Southern Telecommunications Company" PJSC for 2007

2.2.1.1.1.1.

APPROVED by
Resolution of the Management Board of "Southern Telecommunications Company" PJSC № 49/02 of 26 December 2006

APPROVED
General Director of "UTK" PJSC

Signature A.V. Andreev

2.1.1.

PROVISIONS ON

ACCOUNTING POLICY
OF "SOUTHERN TELECOMMUNICATIONS COMPANY" PJSC
FOR 2007

Krasnodar,
2006

Удалено: СОГЛАСОВАНО
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Table of Contents

INTRODUCTION **Ошибка! Закладка не определена.**

1. ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY **Ошибка! Закладка не определена.**

1.1. General information about the Company **Ошибка! Закладка не определена.**

1.2. Organizational principles of accounting services 7

1.3. Paperwork procedure and primary records processing technology 8

1.4. Procedure of organizing and carrying out the inventorying of property and obligations 9

1.5. Preparation of accounting reports of the Company 10

1.6. Working chart of accounts of the Company 10

2. METHODOLOGICAL ASPECTS OF THE ACCOUNTING POLICY 11

2.1. Intangible assets accounting 11

2.2. Fixed assets accounting 11

2.3. Inventories accounting **Ошибка! Закладка не определена.**

2.4. Procedure of translating foreign currency-denominated assets and liabilities **Ошибка! Закладка не определена.**

2.5. Revenue formation **Ошибка! Закладка не определена.**

2.6. Expenses formation **Ошибка! Закладка не определена.**

2.7. Prepaid expenses accounting **Ошибка! Закладка не определена.**

2.8. Accounting of settlements **Ошибка! Закладка не определена.**

2.9. Accounting of credits and loans received**Ошибка! Закладка не определена.**

2.10. Accounting of intra-company settlements and provision of information by detached divisions **Ошибка! Закладка не определена.**

2.11. Creation of special-purpose funds 20

2.12. Creation and use of reserves 20

2.13. State aid accounting 21

2.14. Financial investments accounting 21

2.15 Accounting of expenses on research-and-development and technological works**Ошибка! Закладка не определена.**

3. List of Appendices 24

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Отформатировано: английский (США)

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Отформатировано: английский (США)

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Отформатировано: английский (США)

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Отформатировано: английский (США)

Отформатировано: английский (США)

INTRODUCTION

These Provisions on Accounting Policy of the Company have been developed in compliance with the requirements of the laws of the Russian Federation.

For the purposes of these Provisions, Accounting Policy of the Company means the aggregate of the accounting methods selected by it, grounded and disclosed for various users – primary observation, cost measurement, current grouping and summary generalization of the operation facts – aimed at obtaining financial and managerial information as prompt, complete, impartial and reliable as possible.

In the cases where the standard accounting regulation system of the Russian Federation did not provide for an accounting method for a certain issue, the respective accounting method was developed during the development of the accounting policy by the Company, proceeding from the active Provisions on accounting.

Being the basis of the accounting system, the Company's accounting policy must ensure the following:

- observing the fundamental principles of accounting, such as completeness, timeliness, caution, priority of content over form, consistency, rationality;
- observance of the general requirements for accounts and reports: completeness, essentiality, neutrality, comparability, commensurability;
- reliability of reports prepared by the Company;
- unity of the methods used in organizing and keeping accounts in the Company on the whole and in its subdivisions;
- Efficacy and flexibility of the accounting system's response to changes in the conditions of financial and economic operations, including those stipulated by changes in legislative and standard acts;

Alongside with the general obligatory requirements and rules, these Provisions take into account some peculiarities of a telecommunications company:

- availability of bylaws regulating accounting process from the viewpoint of the specific character of the industry;
- availability of many structural units, which, in a number of cases, are situated far from the Company's General Directorate's location;

The Provisions consistently describe the accounting methods that were adopted when the accounting policy was being prepared and which essentially influence the estimation and the taking of decisions by interested users of accounts and reports and without the knowledge of using which it is impossible to estimate the financial standing, cash flow or financial results of the Company's business.

The accounting methods selected by the Company when this Accounting policy was formed are approved by the Order of the Company's General Director and are applied starting from 1st January 2007.

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All persons having to do with deciding the issues covered by the accounting policy shall be guided by these Provisions in their activities:

- Management of the Company;
- managers of branches and structural units in charge of organization and status of accounting in the units headed by them;
- workers of services and departments in charge of timely preparation and revision of standard and reference information and in charge of bringing it to the notice of executive units;
- workers of all services and units in charge of timely submission of source documents to the accountants' office;
- workers of the accountants' service in charge of timely and quality performance of all accounting operations and making up of reliable reports of all kinds;
- other employees.

The accounting policy has been prepared for the year 2007 and is not subject to changes, except for the following cases:

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- changes in the legislation of the Russian Federation or statutory acts on accounting;
- development of new accounting methods in the Company;
- material changes in the operation conditions as a result of re-organization, change of owners, or change of the areas of business, etc.

Удалено: essential

All and any amendments introduced to the text of the Provisions on the Company's Accounting Policy shall be considered by the Company's Management Board and approved by the General Director of the Company.

Any changes in the accounting policy shall take effect starting from 1st January of the year (start of the fiscal year) following the year of its approval.

Responsibility for observance of the methodology shall rest with the Chief Accountant of the Company.

For book keeping the Company applies also methodical instructions on accounting directions which list is presented in Appendix №2.

Отформатировано: английский (США)

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1 For the purpose of this document the Company's subdivisions mean (unless otherwise specified) the regional branches and structural units.

1. ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY

1.1. General data on the Company

The Company's Charter provides for the following fields of activities:

The basic areas of the Company's business are:

- development and operation of telecommunications ;
- local and intra-zone telephone communication services;
- cellular radiotelephone communication services;
- mobile radio communication services of ALTAY type;
- personal radio paging services;
- provision of radial and zonal network services (trunking);
- broadcasting of sound programs via wired radio network
- services of leasing of physical circuits, communication channels and communication paths including broadcasting channels;
- telematic services (including Internet, e-mail, information resource access, information/inquiry, Telefax,Comfax and Burofax services, message processing, voice message, speech information transmission, audio conference, video conference);
- data transmission services;
- telegraph communication services (including the "Telegram" service and the AT/Telex network services);
- intelligent services;
- TV on-air and cable broadcast services, services of additional data transmission and broadcast of TV and sound programs;
- realization of satellite communication;
- verification of measuring units;
- making TV programs;
- measures on protection of data considered a state secret, a communication secret or any other registered secret;
- Design and construction of industrial and social objects, houses, their reconstruction and major repairs;
- working out design estimates of the subjects of building, major repairs and reconstruction and their approval in a prescribed order;
- provision of engineering services including execution of permits;
- development of investment programs and feasibility studies;
- technical inspection of building and assembly jobs;
- organization of building control;
- architectural engineering;
- design, engineering and construction of communication facilities;
- design of engineering networks and systems;
- execution of building and assembly jobs including digging;
- construction of outside engineering networks and equipment;
- construction of internal engineering systems;

Удалено: - development and operation of telecommunications¶

Удалено: local and intra-zone telephone communication services

Формат: Список

Удалено: <#>provision of long-distance domestic and international telephone communication services;¶

Удалено: ¶ -

Формат: Список

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- installation of communication equipment;
- town planning works;
- design of buildings and facilities of the I or II levels of responsibility according to national standard;
- Engineering survey for construction of buildings and facilities of the I or II levels of responsibility according to national standard;
- production of certain building materials, elements and products;
- execution of building and assembly jobs, construction of communication facilities;
- land measuring and cartographic works;
- organization and provision of economic security;
- organization and provision of an integrated system of data protection;
- issue of certificates for electronic signatures, registration of holders of electronic signatures, provision of services related to usage of electronic signatures and certification of genuineness of electronic signatures;
- provision of observance of legal regulations on protection of labor;
- training and examination of the company's executive officers and specialists on the questions related to protection of labor;
- measuring of health parameters of workplaces;
- purchasing and marketing including retail and wholesale trade, barter trade with domestic and foreign companies of different titles of ownership as well as with individuals;
- sale of fuel and lubricating materials;
- purchasing, production, processing and selling of products of agriculture, fishery, beekeeping, cattle-breeding, poultry keeping;
- technical maintenance and repair of communication equipment and computers;
- testing equipment for its certification;
- training of personnel in the sphere of communications and informatics;
- provision of scientific and technical, informational, leasing, intermediate, advertising, consumer and other services to enterprises, firms, organizations and individuals;
- creation and assignation of scientific and technical documentation including software, technologies, video films, polygraphic models;
- recovery of networks and communication facilities after failures and damage;
- priority provision of communication services and facilities for the purposes of defense, governmental control, security, and law enforcement;
- actions to provide communication services in emergency situations;
- implementation, in the established procedure, of mobilization plans for communication networks and emergency prevention and control actions;
- provision of expert and consulting services;
- usage of transport;
- provision of motor and tractor services;
- transportation of goods by own transport units;
- provision of transport and forwarding services;
- polygraphic activity, printing of blanks, directories, information bulletins and other printing production (after obtaining a license in accordance with a prescribed by current legislation order);
- organizing and conducting exhibitions, conferences and presentations;
- keeping kindergartens, tourist centers, pioneer camps and canteens;

Формат: Список

Удалено: <#>operating dangerous production divisions, operating gas equipment; ¶
<#>organization and provision of complex protection of public interests from unlawful encroachments;¶

Удалено: <#>preventive measures and fire-fighting (training, standard technical works);¶
<#>installation, repair and maintenance of fire protection systems;¶
<#>development of anti-fire measures, scientific and technical consulting on fire protection;¶
<#>design, installation, repair and maintenance of fire protection and signaling systems;¶

- provision of medical services including sanatorium treatment;
- development and implementation of technical systems, automated workplaces, data banks and bases, expert and "intelligent" equipment, local and computer systems;
- external economic links including export-import operations;
- provision of warehousing services;
- underwater technical works.

The Company has three management levels:

- General Directorate of the Company;
- branches;
- structural units.

1.2. Organizational principles of accounting services

The term **"accounting service"** denotes the aggregate of structural units and officers, which collect, process and analyze primary information and prepare reports on this basis for various groups of users.

The term **"specialized accounting service"** denotes the Company's structural unit, which collects, processes and groups information in the consolidated registers of analytical and synthetic accounting and makes records on the accounts. Depending on the level of the organizational structure, a specialized accounting service may comprise accounting department, taxation department, consolidated financial accounting department, etc.

Functional services (for example, line and cable plant, transportation department, customer service department, logistics department, etc.) collect and process primary information for its further registration in the accounting system.

On each management level, the accounting service is responsible for collecting and processing information to provide such data for the users which enable them to develop, substantiate and make decisions on their management level and to provide the superior management bodies with such information which enables them to develop, substantiate and make decisions on a higher management level.

The Provisions on the Accounting Principles regulate distribution of powers and responsibilities among accounting services at each of three management levels (vertically) and inside each management level (horizontally). These Provisions determines structure, functions and tasks of specialized and functional accounting services. Allocation of responsibilities and relations between specialized and functional accounting services are regulated by the Provisions on the Accounting Principles and the Paperwork System Regulations.

Accounting and supervising is the responsibility of the Company's accounting service headed by the chief accountant. The Company's accounting service comprises the accounting departments of divisions, headed directly by the chief accountants of these divisions. The functions of the central accounting department are performed by the accounting department of the General Management of the Company.

1.2. Paperwork procedure and primary records processing technology

At the Company, the paperwork rules, procedures and schedules and the primary records processing technology, including:

• primary records creation method;

• primary records verification method;
• method and timeframe for the transfer of primary records for reflecting them in accounting records;
• method for the transfer of documents to the archive,
are regulated by the Paperwork System Regulation.

The Company uses the uniform forms of primary records approved by the State Statistics Committee of Russia.

Those financial and economic operations for which no uniform forms are provided are documented using the internal forms of primary records (including those included in the Paperwork System Regulation) which are contained in the internal paperwork system regulation and include mandatory details provided by Federal Law "On Accounting" No. 129-FZ of November 21, 1996.

The right to sign primary records is provided by internal organizational directive documents.

1.3. Procedure of organizing and carrying out the inventorying of property and obligations

All property of the Company, regardless of its location, and all kinds of obligations are liable to inventorying.

The Company carries out the inventorying subject to the following dates:

• fixed assets, at least once in two years, as of 31st October of the year under review;
• intangible assets, on the annual basis, as of 30th November of the year under review;
• unfinished capital construction and other capital investments, on the annual basis, as of 31st October of the year under review;
• raw materials, materials, precious metals, equipment to install, semi-finished products, goods, finished products at warehouses, on the annual basis, as of 31st October of the year under review;
• work in process, on the quarterly basis, as of the end of the quarter under review;
• deferred incomes and prepaid expenses, on the annual basis, as of 31st December of the year under review;
• funds on accounts with bank institutions, on the annual basis, as of 31st December of the year under review;
• cash in hand, at least once a quarter;
• long-term financial investments, on the annual basis, as of 31st December of the year under review;
• short-term financial investments, monetary instruments, on the quarterly basis, as of the end of the quarter;
• settlements in respect of accounts receivable from buyers and customers (account No.62) and doubtful debt reserves regarding accounts receivable from buyers and customers – on a quarterly basis as of the end of the quarter under report, settlements with other debtors (accounts 60 and 76) – annually as of 31st December of the year under report;
• settlements with creditors -communications operators-, on the quarterly basis, as of the end of the quarter, with other creditors, on the annual basis, as of 31st December of the year under review;
• settlements on taxes and duties payable to the budget and off-budget funds, on earmarked financing, on the annual basis, as of 31st December of the year under review;
• intra-company settlements, at least once a quarter;
• settlements with the personnel, accountable persons, on the quarterly basis, as of the end of the quarter;
• reserves for contingent liabilities, reserves for depreciation of investments in securities, reserves for impairment of material assets, on the annual basis, as of 31st December of the year under review.

To carry out the inventorying, standing inventorying commissions are set up on the level of the General Management of the Company and Managements of regional branches, the composition of which is approved:

• for the General Management of the Company, by the Director General of the Company;
• for Branches - by the Director of the branch.

The detailed procedure of organizing and carrying out the inventorying of property and obligations of the Company is determined in the Regulation on the Inventorying of Assets and Liabilities and Measures for Ensuring the Preservation of Assets.

1.5. Preparation of accounting reports of the Company

The accounting reports of the Company are prepared subject to the procedure and timeframe provided by Federal Law "On Accounting" No. 129-FZ of November 21, 1996 and other statutory acts of the Russian Federation regulating accounting procedures.

The accounting reports of the Company are formed by the accounting department of the General Management of the Company based on the summarized information on the property, liabilities and activity results with account taken of the information provided by the accounting departments of the Regional Branches. The accounting departments of the Regional Branches form the reports based on the data provided by the divisions.

The accounting reports are prepared using the forms developed by the Company with account taken of the recommendations contained in the relevant normative documents.

Internal accounting forms and terms of their presentation are determined by the Order of the General Director .

1.6. Working chart of accounts of the Company

All divisions of the Company keep accounting records using the single working chart of accounts (Annex 1).

The use of the Single Chart of Accounts, including the distribution of competence for keeping accounts and sub-accounts among accounting services of different management levels of the Company, is regulated by the Instructions for Applying the Single Chart of Accounts.

2. METHODOLOGICAL ASPECTS OF THE ACCOUNTING POLICY

2.1. Intangible assets accounting

The amount of amortization charges for intangible assets is determined on the monthly basis at the rates calculated based on their original cost and useful life under the straight-line method.

The expected useful life of intangible assets is determined by an ad hoc commission at the time of their acceptance and approved by the Director General of the Company.

Intellectual properties are depreciated on a straight-line basis by the accumulation of amortization charges on account 05 "Amortization of intangible assets".

2.2. Fixed assets accounting

No fixed assets revaluation is to be carried out in 2007.

The amortization of fixed assets is charged under the straight-line method based on the initial or replacement cost (in case revaluations were carried out) of the fixed asset and the amortization rate calculated according to the useful life of this asset.

The useful life is determined by the commission for groups of fixed assets at the time of acceptance and is approved by the Director General of the Company.

For the acquired fixed assets, which were formerly in use, the useful life is determined according to the periods of actual use and the intended period of use of these fixed assets at the Company.

The assets acquired since 01.01.2006 and with respect to which the conditions are met which are stipulated in item 4 of Accountancy decree 6/2001 "Fixed Assets accounting" and worth not more than RUR 10,000 per a unit, are reflected in the structure of inventories. In order to ensure preservation of these objects in production or use, the Company exercises the proper supervision of the flow of these assets.
The parts of complex fixed assets object consisting of several parts are reflected in the accounting records as separate inventory items, if those parts are referred to different groups of fixed assets at their classification.
Acquired objects which do not require installation and are planned for usage in the structure of fixed assets, prior to the start of operation, are itemized in the structure of investments into non-current assets.

The actually used real properties for which capital investments were completed, relevant primary records of acceptance were prepared and documents were transferred for the state registration are put on the accounting records as fixed assets on a separate sub-account.

Expenses on all kinds of repairs are included in the prime cost of the accounting period in which they were made. No reserve is created for future expenses on the repairs of fixed assets.

Exchange differences arising at payments under lease contracts made in conventional units, are reflected in the structure of other income/expenses.

2.3. Inventories accounting

The actual prime cost of inventories is formed in the accounting records of the Company using accounts 15 "Procurement and acquisition of tangibles" and 16 "Deviation in the cost of tangibles".

Accounting records of inventories on accounts 10 "Materials" and 41 "Goods" are kept at accounting prices.

Inventories (raw materials, materials, goods) are put on the accounting records at the accounting price, which is understood as follows:
• where inventories are acquired for payment, as the supplier's price in accordance with the supply (sale) contract;
• where inventories are produced by the organization itself, as the amount of actual production-related expenses;
• where inventories are contributed to the authorized capital of the Company, as the monetary valuation agreed on by the participants of the Company subject to the Law "On Joint-Stock Companies";
• where inventories are received by the organization under a donation agreement or free of charge, or obtained as the result of retirement of fixed assets and other property, as the current market value as of the date of acceptance for accounting purposes;
• where inventories are received under contracts providing for the fulfillment of obligations (payment) in the non-monetary form, as the cost of the assets transferred or to be transferred by the Company2.

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2 The cost of the assets transferred or to be transferred by the Company is based on the price at which under comparable circumstances the Company usually determines the cost of similar assets. In case it is impossible to establish the cost of the values transferred or to be transferred by the Company, the cost of the inventories received under contracts providing for the fulfillment of obligations (payment) in the non-monetary form is determined based on the cost at which similar inventories are acquired under comparable circumstances.

The transportation and procurement expenses and expenses for making materials fit for use for the purposes envisaged at the Company are placed on account 16 "Deviations in the cost of materials"

regardless of the share of transportation and procurement expenses or the ratio of deviations to the accounting cost of material.

Goods in retail trade, placed on account 41.02, are reflected in the accounting records at the selling prices.
Expenses for procuring and delivering to the Company's warehouses the goods intended for sale through the retail and wholesale network are included in the circulation costs.

Accounting records of finished products are kept at the actual prime cost of production without using account 40 "Output of products (works, services)".

Special garments and special tools acquired by the organization are accepted for accounting purposes in the amount of actual acquisition expenses and placed on the debit of account 10 "Materials".

Special garments and special tools worth not more than 10,000 rubles a piece regardless of the useful life as well as special garments and special tools with the useful life not exceeding 12 months regardless of the cost are written off to the expense accounts in full as they are issued for use.

Special garments and special tools worth more than 10,000 rubles a piece with the useful life exceeding 12 months are placed on accounts 10-09-04 "Special garments in use" and 10-09-05 "Special tools in use" after they are issued for use, and their cost is amortized in equal portions during the useful life.

The retired inventories are valued under the following methods:

According to the average cost, by determining the actual prime cost of the material at the time of its issue (**sliding valuation**), the average valuation being calculated using the quantity and the cost of materials as of the beginning of the month and all receipts before the issue:
• raw materials;
• materials;
• finished products;
• goods for resale
• precious metals.

2.4. Procedure of translating foreign currency-denominated assets and liabilities

Cash in hand and at bank, monetary and payment instruments, short-term securities, funds in settlements (including those on loan obligations) with legal entities and individuals, balance of earmarked financing from the budget or foreign sources within the framework of technical or other aid to the Russian Federation in accordance with agreements (treaties) denominated in foreign currency are translated into rubles as at the date of the foreign currency operation and also as at the reporting date.

2.5. Revenue formation

For the revenues accounting purposes, the ordinary activities of the Company are divided into core and non-core ones.

The core activities are ones connected with the provision of communications services. All other activities are non-core.

The ordinary activities are as follows:
- core activities:

• local telephone services
  - city telephone communication (urban TN)
  - rural telephone communication (rural TN)

• intra-zonal telephone services

• documentary electrical communications services, telematic services, data transmission services;
• mobile radio communications services;
• radio broadcasting services, TV services, satellite communication services;
• wired broadcasting services;
• mobile radio telephone services;
• universal communication services;
  - Universal services using payphone;
  - Universal services from public access centers
• interconnection and traffic transit services;
  - interconnection services
  - initiation and termination of calls
• Services supporting the provision of DLD and ILD communication services by long-distance operators;
• Other services of core activities.

□ non-core activities:
- lease of the Company assets;
- transportation services;
- production of telecommunications facilities;
- trading services;
- public catering;
- construction-related services;
- information and computation services;
- publishing (directories, newspapers);
- information services;
- educational services;
- security services;
- intermediary (agency, commission) services;
- power access services;
- intermediation;
- consumer services;
- recreational, touring and hotel services;
- advertising;
▪ other activities meeting above criteria.

Revenues other than revenues from ordinary activities are classified as other revenues.

2.6. Expenses formation

For the expenses accounting purposes, the ordinary activities of the Company are divided into core and non-core ones.

Accounting records of expenses are kept separately as to kinds of services, works and products, which are the objects of calculation.

For distribution purposes of primary activities, the Company uses the method of expenses accounting by production processes.

A **production process** means an unambiguously determined activity (sequence of steps or an aggregate of functions and tasks) not limited by time and having a distinct result.

To distribute expenses by the objects of calculation, the processes are divided into principal production processes, auxiliary production processes and joint processes.

The **principal production processes** are ones performed directly for communications services.

The **auxiliary production processes** are ones necessary for the principal and joint processes and indirectly connected with communications services.

The **joint production processes** are ones necessary for the principal production processes but not connected with communications services.

The **expenses distribution bases** are the actual in-kind data of the Company's production activity, the set of which is determined in the Expenses Accounting Regulation.

All expenses relating to the core activities are indirect, i.e. are to be distributed between the objects of calculation and are taken into account as to production processes.

Expenses on primary activities are reflected in accounts 30 "Principal production processes" and 31 "Auxiliary production processes".

Expenses relating to the non-core activities are reflected in accounts 23 "Auxiliary productions", 29 "Ancillary productions and units" and 44 "Selling expenses" by kinds of activities.

The full prime cost of the services provided, works performed, products manufactured is calculated without the separation of management and commercial expenses.

Expenses on joint production processes are reflected in account 32 "Joint production processes".

Expenses collected on account 31 "Auxiliary production processes" are distributed between the principal and joint production processes on accounts 30 "Principal production processes" and 32 "Joint production processes" according to the distribution bases data provided by production services in the end of the accounting period.

Expenses collected on account 30 "Principal production processes" are distributed to account 20 "Principal production" as to the objects of calculation (services) according to the distribution bases data provided by production services in the end of the accounting period as well as to account 33 "Equipment use expenses" as to the kinds of equipment of a conditional digital network prepared by the engineering services on the annual basis. Expenses are distributed by the types of equipment according to the calculated data of the engineering services on the involvement of equipment in principal production processes.

Expenses collected on account 33 "Equipment use expenses" are distributed to account 20 "Principal production" as to the objects of calculation (services) according to the data of the engineering services on the intensity and duration of use of each kind of equipment in the provision of a specific service, which are calculated in the beginning of each year or in case of substantial changes in the communications network topography.

To calculate the prime cost of services, works, products relating to non-core activities, the actual expenses on the services provided, works finished and products manufactured and transferred to the warehouse, which expenses are collected on accounts 23 "Auxiliary productions" and 29 "Ancillary productions and units" are written off to account 43 "Finished products" (in case finished products are issued), relevant accounts of production processes (in case services are provided or works performed for the primary activities) or account 90 "Sales", sub-account 90-04 "Prime cost of sales on ancillary activities" (in case services (works) are provided (performed) for outside parties). The balance of the debit of accounts 23 "Auxiliary productions" and 29 "Ancillary productions and units" reflects the cost of the balance of work in process.

Expenses referred to account 32 "Joint production processes" are written off in the end of the accounting period to accounts 20 "Principal production" pro rata the expenses referred to the relevant accounts.

Expenses for providing communications services, collected on account 20 "Principal production" by the kinds of services, are fully written off in the end of the accounting period to account 90 "Sales", sub-account 90-2X "Prime cost of sales (on core activities)" with analytical records of the objects of calculation (services).

The method of accounting and calculating the prime cost of products (works, services) relating to non-core activities is established by the Company on its own as recommended by the industry instructions applicable to the industries to which the non-core activity relates.

The expenses of ancillary productions and units on their activities (sale, free transfer, services for other divisions of the Company) are distributed in proportion to actual prime cost.

2.7. Prepaid expenses accounting

Prepaid expenses are such expenses which are recognized in the accounting period but cannot be included in the prime cost of sold services, works, products of this accounting period, for example:
• expenses for launching new productions or products before the facts of sale;
• expenses on future vacation pays;
• license expenses;
• property insurance expenses;
• expenses for acquiring software and databases under contracts of sale or barter, unless these assets meet the conditions for intangible assets;
• other expenses.

The prepaid expenses are to be evenly written off using the relevant coverage sources during the period to which they relate. In case it is impossible to determine with certainty the period during which the expense must be written off, such period is established by an ad hoc commission and approved by the order of the Director General or the authorized person.

Expenses related to the acquisition of software products and databases shall be written off to current expenses starting from the first day of the month following the month of the start of their use for the manufacture of products, performance of jobs or provision of services or for the Company's managerial needs

Expenses for certification and licensing shall be written off through respective cover sources starting from the first day of the month following the month of the start of licenses and certificates validity.

For reporting purposes, expenses for acquiring and introducing software and databases to be written off after 12 months after the reporting date are recognized as other non-current assets.

Amount of prepaid expenses is determined (decreases or increases) taking into account exchange differences arising in cases when ruble payments are made in the sum equivalent to the sum in foreign currency (conditional monetary units).
Account 97 «Prepaid expenses» is adjusted by exchange differences, provided that its value has not been finally determined by the moment of exchange differences formation. Exchange differences arising after the beginning of prepaid expenses' write-off are reflected in the structure of **other income / expenses.**

2.8. Accounting of settlements

Non-monetary settlements are reflected in the accounting records separately, using account 76.15.

For reporting purposes, advances of the capital nature are recognized as other non-current assets.

2.9. Accounting of credits and loans received

The income payable to the lender in the form of interest accrues evenly (on the monthly basis) at the rate set in the contract. If under the contract terms interest is not paid on the last day of the month, debt to the creditor should be increased by the sum of the interest as of the end of the month.

For loans received by the Company in money by issuing promissory notes or bonds, the funds of which have been directly fully (or partially) used to form investment assets, the amount of the discount shall be included in the deferred expenses with subsequent monthly writing off in equal parts during the securities circulation period to the investment assets cost increase until they are included in the fixed assets.

For loans received in the monetary form of and through the issue of own bills/notes or bonds, the funds of which have been directly fully (or partially) used to form investment assets, the amount of the interest shall be included in the investment assets cost increase until they are included in the fixed assets.

For promissory notes with the reservation "at sight but not earlier", used as the term based on which the discount is determined as at the end of the accounting period is the intended term of the bills of exchange determined in accordance with the bills of exchange legislation (365 (366) days plus the period from the date of the bill of exchange till the earliest date of presentation for payment).

Additional expenses connected with the receipt of loans and credits, placement of loan obligations are included in the operating expenses in the accounting period in which these expenses were made.

Under the received credits and the loans expressed in foreign currency and subject to repayment in rubles, cost of obligations in the sum of the primary debt and interest due to payment shall be recalculated at the exchange rate of the Central bank of the Russian Federation as of the accounting date.

2.10. Accounting of intra-company settlements and provision of information by detached divisions

To keep records of the intra-company circulation, the Company uses account 79 "Intra-company settlements".

All financial and economic operations between the divisions of the Company are performed on the basis of notices (letters of advice) via the superior management level. Operations between the divisions of branches are performed through the relevant branches. Operations between branches are performed through the General Management of the Company.

2.11. Creation of special-purpose funds

The Company does not create funds using the retained profit of the year under report, except when constituent documents of the Company provide for the creation of these funds.
In this case the procedure of creation and use of these funds is determined based on the decision of the General Shareholders' Meeting of the Company subject to the requirements of the Law "On Joint-Stock Companies".

2.12. Creation and use of reserves

The Company creates the following reserves:

- Provision for depreciation of financial investments (as of the end of the reporting year);
- Allowance for doubtful accounts of settlements with buyers (quarterly);
- Allowance for doubtful accounts of advances paid out and other accounts receivable (as of the end of the reporting year);
- Provision for costs to be incurred (monthly);
- Provision for contingent liabilities (as of the end of the reporting year).

Allowance for doubtful accounts of settlements with buyers is created on the quarterly basis before the preparation of accounting reports on doubtful debts.

Allowance for doubtful accounts of settlements with buyers is created based on the inventorying of accounts receivable. The doubtful debts are ones, which are not repaid in the time, specified in the contract and are not secured by a pledge, surety, bank guarantee.

Taking into account that an individual analysis of each doubtful debt on communications services at communications enterprises is impossible because of the large number of subscribers, the reserve is created for the amount of 100% of all outstanding debts which as at the reserve creation date are 90 or more days overdue. No reserve is created for the debts, which are less than 90 days overdue.

Allowance for doubtful accounts is established based on the results of inventory of paid out advances, the probability of receiving assets (services) under which is doubtful.
Allowance for doubtful accounts is established based on the results of inventory of other accounts receivable, the receipt of full debt amount under which is recognized to be unlikely.
The amount of allowance for doubtful accounts of paid out advances, other accounts receivable is evaluated and recognized on an individual basis with respect to the debtors which are significant as such. The amount of accrued allowances is referred to other expenses.

2.13. State aid accounting

Budgetary means including resources differing from cash assets are recognized in the Company's accounting records subject to the following conditions:
• There is confidence that the Company will fulfill the conditions necessary for granting the funds. This may be confirmed by contracts concluded by the Company, by the resolutions and decisions passed and declared, feasibility studies, approved design estimate documentation, etc;
• There is confidence that the specified funds will be received. This may be confirmed by approved budget financing targets, notice on budgetary allocations, budgetary obligations limits, resources acceptance certificates and other relevant documents.

2.14. Financial investments accounting

The financial investments are classified for accounting purposes by the kinds of investments and their terms.

In case of sale, other retirement, including redemption, of securities the retiring issueable securities are valuated under the FIFO method and the retiring non-issueable securities are valuated according to the actual value of each security.

By their term, the financial investments are divided into:
• ***long-term investments*** – such investments which are made with the intention to receive incomes thereon for more than 12 months after the accounting date, if their fixed period exceeds 12 months after the accounting date;
• ***short-term investments***:
• investments made without the intention to receive incomes thereon for more than 12 months;
• investments whose fixed period does not exceed 12 months after the accounting date;
• securities acquired for resale, regardless of their period.

Long-term financial investments are to be transferred to the short-term ones:
• Due to making the decision on financial investments sale and having settled intention to realize such a plan of sale within 12 months;
• if they become mature in not more than 12 months after the accounting date.

The short-term financial investments the maturity period of which exceeds 12 months after the accounting date are to be referred to the long-term ones (on the relevant sub-account) in case of change of the initial intention to receive income on them within 12 months after the accounting date.

Investments are classified as to their term by the unit (person) appointed by the order of the Company General Director and this classification is stated in the document prepared on the Company-approved form and transferred to the accounting department.

The original cost of financial investments acquired for payment is formed in the amount of actual acquisition expenses.

The initial cost of financial investments acquired under contracts providing for payment in rubles in the amount equivalent to an amount in foreign currency (conditional monetary units) is formed with allowance for the exchange differences in amounts arising before the acceptance of assets as financial investments.

For debentures, the difference between the actual security acquisition expenses and the par value of this security is not referred to the financial results.

The cost of the financial investments whose current market value may be determined according to the established method is adjusted as of the end of the year under report.

2.15. Accounting of expenses on research-and-development and technological works

For reporting purposes, the finished research-and-development and technological works the results of which are not liable to legal protection under effective legislation or are liable to legal protection but are not documented according to the statutory regulations are classified as other non-current assets.

The research-and-development expenses are linearly written off to expenses on ordinary activities from the 1st day of the month following the month in which the actual use of the results in the manufacture of products, provision of services or for the management needs began.

The amortization period for the research-and-development expenses is established upon the completion of these works by an ad hoc commission and is approved by the order; this period cannot exceed the period during which economic benefits (incomes) are expected, subject to a maximum of 3 years.

3. List of Appendices

Accounting Policy of "UTK" PJSC for 2007 includes the following Appendices:

APPENDIX 1, SINGLE PLAN OF ACCOUNTS
APPENDIX 2. LIST OF INSTRUCTIONAL GUIDELINES

Provision on the procedure of making inventory of assets and liabilities and the measures to ensure preservation of assets.
Instructional guidelines for organizational principles of accounting.
Instructional guidelines for paperwork procedure.
Instructional guidelines for fixed assets accounting.
Instructional guidelines for intangible assets accounting.
Instructional guidelines for non-current assets investments accounting.
Instructional guidelines for financial investments accounting.
Instructional guidelines for inventories accounting.
Instructional guidelines for expenses accounting.
Instructional guidelines for cash and financial documents accounting.
Instructional guidelines for revenue accounting.

Instructional guidelines for settlements with buyers and customers accounting.
Instructional guidelines for settlements with suppliers and contractors accounting.
Instructional guidelines for settlements with other debtors and creditors accounting.
Instructional guidelines for credits and loans accounting.
Instructional guidelines for wage settlements accounting.
Instructional guidelines for equity accounting.
Instructional guidelines for targeted financing accounting.
Instructional guidelines for reserve provisions accounting.
Instructional guidelines for intra-company's settlements accounting.
Instructional guidelines for the procedure of preparing the Company's accounting statements.
Instructional guidelines for universal communication services accounting.
Instructional guidelines for records of realization of goods, works, services with discounts or on a grant basis.
Instructional guidelines for income tax accounting.

END